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06013532

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tsingtao Brewery Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4021

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/06

激情成就夢想

82-4021

RECEIVED

ARLS
12-31-05

TSINGTAO
青島啤酒



Beijing 2008



TSINGTAO
青島啤酒
北京2008年奥運會贊助商

2005 ANNUAL REPORT 年報

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

Stock Code 上市編號:168

目錄 Contents



LAGER BEER
SINCE 1903
TSINGTAO
青島啤酒


Beijing 2008
TM®






世界著名的中国啤酒
TSINGTAO
青島啤酒
Since 1903 our beer has been internationally recognised as the Finest beer in China. Our master brewers choose only the finest hops and malted barley to produce this award winning beer.



File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 28, 2006

A. 2005 Annual Report.
B. 2006 First Quarterly Report.

激情成就夢想

TSINGTAO


TSINGTAO

2005 ANNUAL REPORT

TSINGTAO BREWERY CO., LTD

Stock Code 168



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2006 FIRST QUARTERLY REPORT

The quarterly report (unaudited) sets out in this announcement was prepared in accordance with PRC GAAP and the regulations on the preparation and disclosure of quarterly reports laid down by the China Securities Regulatory Commission and has been reviewed and approved by the Board of Directors of Tsingtao Brewery Company Limited ("the Company"). The Board and the Directors warrants that there are no false descriptions or misleading statements in or material omissions from the information contained in this report, and they severally and jointly accept full responsibility for the authenticity, accuracy and completeness of its contents. This announcement is made in accordance with the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. COMPANY INFORMATION

Stock Name	: TSINGTAO BREW 青島啤酒
Stock Code	: 0168 (H Share), 600600 (A Share)
Secretary to the Board	: Yuan Lu
Representative for Securities Affairs	: Zhang Rui Xiang
Address	: Room 1720, Tsingtao Beer Tower, May Fourth Square, Hongkong Zhong Road, Qingdao
Telephone	: 86-532-85776071, 85713831
Fax	: 86-532-85713240
E-mail	: secretary@tsingtao.com.cn

II. FINANCIAL INFORMATION

1. Major Accounting Data and Financial Indicators *(Unit: RMB)*

	At the end of the reporting period	At the end of the corresponding period in the prior year	Increase/decrease at the end of the reporting period versus the end of the corresponding period in the prior year (%)
Total assets	10,038,852,753	9,589,116,733	4.69
Shareholders' equity (excluding minority interests)	5,002,764,186	4,941,429,679	1.24
Net asset per share	3.82	3.78	1.06
Adjusted net asset per share	3.79	3.75	1.07

	For the reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease for the reporting period versus the corresponding period in the prior year (%)
Net cash flow generated from operating activities	629,714,600	629,714,600	62.54
Earnings per share	0.0573	0.0573	-11.85
Return on net assets (%)	1.50	1.50	Decrease 0.39 percentage points
Return on net assets after adjusting for extraordinary profit/loss items (%)	1.34	1.34	Decrease 0.38 percentage points

Extraordinary profit and loss items	Amount
Profit/loss arising from the disposal of long term investments, fixed assets, construction-in-progress, intangible assets, other long term assets	(536,667)
Government subsidies in various forms	10,663,721
Other non-operating income and expenditure after provision for impairment of asset value made in accordance with the requirements of the enterprise accounting system in the ordinary course by the Company	1,578,865
Effect of income tax	(3,685,681)
Total	8,020,238

2. **Income Statement** *(Unit: RMB)*

		At the end of the reporting period			
		Consolidated		Parent	
	Items	For the current period	For the corresponding period in the prior year	For the current period	For the corresponding period in the prior year
I.	Income from principal operations	2,390,632,606	2,028,969,636	964,752,022	786,022,680
	Less: cost of sales for principal operations	1,412,156,168	1,229,195,788	517,998,292	418,277,579
	Sales tax and surcharge for principal operations	220,889,336	189,681,872	49,271,590	41,136,115
II.	Profit from principal operations	757,587,102	610,091,976	397,482,140	326,608,986
	Add: profit from other operations	5,703,293	5,459,861	(30,471)	(605,723)
	Less: selling expenses	424,056,944	336,063,873	161,364,444	146,712,082
	Administrative costs	182,081,367	164,483,724	44,505,631	40,453,396
	Finance costs	9,783,300	11,645,936	1,854,527	1,776,326
III.	Operating profit	147,368,784	103,358,304	189,227,067	137,061,459
	Add: investment gains	3,977,640	(979,673)	(87,171,929)	(52,299,356)
	Subsidies	10,663,721	9,030,423		
	Non-operating income	1,790,767	1,780,694	292,335	165,742
	Less: non-operating expenses	35,980,971	4,837,880	2,040,031	331,001
IV.	Total profit	127,819,941	108,351,868	100,307,442	84,596,844
	Less: income tax	52,947,145	35,799,934	30,296,600	15,760,433
	Less: minority interests				
	Add: unrecognized investment loss	(37,692)	3,634,886		
V.	Net profit	74,910,488	68,917,048	70,010,842	68,836,411

III. TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN HOLDERS OF LISTED SHARES AT THE END OF THE REPORTING PERIOD

Unit: Share

Total number of shareholders at the end of the reporting period (Number)		49,224
Name of shareholder (Full Name)	**Number of listed shares held at the end of the period**	**Class**
HKSCC Nominees Limited	294,843,373	H Share
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H Share
Law Debenture Trust (Asia) Limited	91,575,342	H Share
國際金融 — HSBC — Bill & Melinda Gates Foundation	21,939,578	A Share
Social Security Fund 108	12,320,663	A Share
Shenyin & Wanguo — HSBC — Merrill Lynch International	12,207,646	A Share
Social Security Fund 102	7,000,000	A Share
Shenyin & Wanguo — 花旗 — Deutsche Bank Aktiengesellschaft	5,331,150	A Share

Social Security Fund 103		5,236,195	A Share
Bank of Communications Schroder Core Equity Fund		4,380,400	A Share

IV. MANAGEMENT DISCUSSION AND ANALYSIS

1. Analysis of the Company's overall operating activities during the reporting period

During the reporting period, with proactive efforts to accelerate its organizational reform and a main line of Olympic marketing, and under the guideline of "To improve professional operating capacity with detailed management and innovative marketing; to expand the value-added room for the value chain with indepth integration and continuous reforms", the Company improved its internationalized image from all aspects. Efforts to reposition its product brand and restructure its product mix reaped fruitful results with operating cash flow recording strong growth, and the Company successfully achieved continued growth in output and sales of beer as well as revenue and profit from principal operating activities, laying a solid foundation for the realization of the yearly objectives. The Company sold 8.69 million hl of beer during the first quarter, representing year-on-year growth of 15%, with sales of the principal brand growing 19% to account for 3.15 million hl. Revenue and net profit from principal operating activities amounted to RMB2,390.63 million and RMB74.91 million, respectively, representing respective year-on-year growth of 18% and 8.7%.

In anticipation of the upcoming peak season in a market hotly contested for by domestic and foreign beer makers alike, the Company will reinforce its marketing and branding efforts, continue to adjust and improve its product mix and brand mix, persist to intensify the Company's reform of management organization, with a view to maintaining and upgrading its competitive strengths and profitability.

2. Major businesses or products accounting for more than 10% of the total income or profit from principal operations *(Unit: RMB'0000)*

	Income from principal operations	Cost of sales of principal operations	Gross margin (%)
By business			
Beer	239,063	141,216	31.69
By product			
Beer	239,063	141,216	31.69
Including: related party transactions	6,013	3,229	
Pricing principle of related party transaction	In accordance with market price		

3. Seasonal or cyclical characteristics of the Company's operations

Beer sales are characterised by distinctive peak seasons and low seasons. The first and fourth quarters during the year are generally low seasons for beer sales.

4. Significant events and analysis of its impact and solution

On 17 March 2006, Tsingtao Brewery Hans (Baoji) Company Limited ("Hans Baoji"), the controlling subsidiary of the Company, signed the Assets Sales Agreement with Baoji Brewery Co., Ltd. ("Baoji Brewery"), pursuant to which Hans Baoji purchased the brewing-related assets including premises, land, and machinery and equipment from the East Plant of Baoji Brewery for RMB123.32 million in cash. After such purchase, the Company's production capacity in the North-west region would be increased by 2 million hl per year after necessary adjustments, which will help to solidify its position in that market. Please refer to the announcements published in Wen Wei Po and The Standard in Hong Kong on 13 April 2006 for details of the above transaction.

Board of Directors
Tsingtao Brewery Company Limited

27 April 2006

Directors of the Company as of the date hereof :
Executive Directors: Mr. LI Gui Rong, Mr. JIN Zhi Guo, Mr. SUN Ming Bo, Mr. LIU Ying Di, and Mr. SUN Yu Guo;
Non-executive Directors: Mr. Stephen J. BURROWS, and Mr. Mark F. SCHUMM;
Independent Directors: Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, and Mr. POON Chiu Kwok.

公司簡介
Company Profile

青島啤酒股份有限公司前身為國有青島啤酒廠，始建於一九零三年，是中國歷史最為悠久的啤酒生產廠。公司一九九三年六月十六日註冊成立，隨後在香港發行了H種股票並於七月十五日在香港聯合交易所有限公司上市，成為首家海外上市的國內企業，同年七月在國內發行了A種股票並於八月二十七日在上海證券交易所上市。

公司的經營範圍是啤酒製造、銷售以及與之相關的業務。目前公司在國內擁有50個啤酒生產廠和3個麥芽生產廠，分佈於全國18個省市，規模和市場份額居國內啤酒行業之首。其生產的青島啤酒為國際市場上最具知名度的中國品牌，已行銷世界五十餘個國家和地區。

公司並成功成為北京二零零八年奧運會之贊助商。

Tsingtao Brewery Company Limited, the earliest brewery in China, can trace its root back to 1903 when its predecessor, Tsingtao Brewery Factory, was established. The Company was registered on 16 June 1993, and then issued H-Shares in Hong Kong which were listed on The Stock Exchange of Hong Kong Limited on 15 July 1993. It was the first enterprise in Mainland China listed on an overseas stock exchange. In July 1993, the Company issued A-Shares in PRC, which were listed on the Shanghai Stock Exchange on 27 August 1993.

The business scope of the Company is the brewing and sales of beer, and other related businesses. The Company, the largest domestic brewery in terms of production scale and market share, currently owns 50 breweries and 3 malting mills in 18 provinces and cities all over China. Its product Tsingtao Beer has become one of the most well-known Chinese brands in the international market and has been distributed to more than 50 countries and regions throughout the world.

The Company was successfully chosen as sponsor of Beijing 2008 Olympic Games.


TSINGTAO
青島啤酒
TSINGTAO

會計數據摘要
Financial Highlights

一. 按香港財務報告準則編製

1. Prepared in accordance with HKFRS

(單位：人民幣千元)

(UNIT: RMB'000)

截至十二月三十一日止年度

For the year ended 31 December

		集團 Group				
		2005	2004	2003	2002	2001
營業額	Turnover	**10,019,857**	8,620,687	7,507,959	6,936,734	5,276,725
除稅前盈利	Profit before taxation	**531,662**	490,465	417,364	368,608	163,000
稅項	Taxation	**(188,356)**	(186,391)	(134,988)	(109,317)	(62,293)
少數股東損益	Minority interests	**(36,717)**	(18,911)	(37,331)	(37,317)	(17,765)
股東應佔盈利	Profit attributable to shareholders	**306,589**	285,163	245,045	221,974	82,942
總資產	Total assets	**9,575,458**	9,820,533	8,923,569	8,892,456	8,223,093
總負債	Total liabilities	**(4,042,382)**	(4,522,072)	(3,929,278)	(5,038,466)	(4,528,405)
少數股東權益	Minority interests	**(576,686)**	(544,333)	(579,465)	(669,784)	(622,783)
股東權益	Shareholders' equity	**4,956,390**	4,754,128	4,414,826	3,184,206	3,071,905

		集團 Group		
		2005	2004	2003
1.每股盈利(元)	Earnings per share(RMB)	**0.248**	0.269	0.238
2.淨資產收益率	Return on net assets	**6.31%**	6.00%	5.55%
3.每股淨資產(元)	Net assets employed per share(RMB)	**3.79**	4.49	4.16
4.股東權益比例	Shareholders' equity ratio	**51.76%**	48.41%	49.47%

二. 按中國會計準則編製

2. Prepared in accordance with PRC GAAP

1. 公司二零零五年財務資料

1. 2005 financial information of the Group

(單位：人民幣千元)

(UNIT : RMB'000)

利潤總額	Profit before tax	528,328
淨利潤	Net profit	303,958
扣除非經常性損益後的淨利潤	Net profit after adjusting the extraordinary items	246,894
主營業務利潤	Gross profit	3,041,138
其他業務利潤	Profit from other operations	39,739
營業利潤	Operating profit	632,869
投資損失	Investment loss	(39,030)
補貼收入	Subsidy income	74,859
營業外收支淨額	Net non-operating expenses	(140,370)
經營活動產生的現金流量淨額	Net cash flows from operating activities	1,180,576
現金及現金等價物淨減少額	Net decrease in cash and cash equipments	(70,558)

註：非經常性損益項目包括：

Note: Extraordinary items include:

1. 處置長期股權投資和固定資產產生的淨收益	1. Gains on disposal of long-term equity investments and fixed assets	13,345
2. 政府補貼	2. Subsidy income	74,859
3. 營業外收入(不包括處置固定資產收益)	3. Non-operating income (excluding gain on disposal of fixed assets)	6,414
4. 營業外支出(不包括處置固定資產損失及計提固定資產減值準備)	4. Non-operating expense (excluding loss on disposal of fixed assets and impairment provision of fixed assets)	(9,861)
5. 以前年度已計提各項減值準備的轉回	5. Reversal of impairment/provision of prior years	778
6. 非經常性損益的所得稅影響數	6. Tax effect on extraordinary gain and losses	(28,471)
合計	Total	57,064

2. 本集團在香港交易所有限公司上市H股所披露的會計報表係按照香港財務報告準則編製，該等準則與本集團之法定報表採用的中國會計準則存在差異。

2. The financial statements of the Group are prepared under Hong Kong Financial Reporting Standards ("HKFRS") for disclosure purposes of its H Shares listed on The Stock Exchange of Hong Kong Limited. These standards are different from the statutory financial statements of the Group prepared under generally accepted accounting principles in China ("PRC GAAP").

(單位：人民幣千元) *(UNIT: RMB'000)*

項目	Items	PRC GAAP 國內會計準則	HKFRS 香港財務報告準則
淨利潤／股東應佔盈利	Net profit/Profit attributable to shareholders	**303,958**	306,589
差異説明：	Explanation of differences	**2005年**	2004年
按中國會計準則計算的淨利潤	Net profit under PRC GAAP	**303,958**	279,724
按香港財務報告準則所作的調整：	HKFRS adjustments:		
按香港財務報告準則需多提的固定資產折舊	Additional depreciation charges for fixed assets under HKFRS	**(11,480)**	(11,480)
對按中國會計準則投資差異攤銷的調整	Adjustment on amortisation of investment differences under PRC GAAP	**15,140**	(6,833)
控股子公司獲豁免償還欠款	Forfeited payable balances of subsidiaries	**8,248**	4,331
因固定資產折舊產生之遞延稅項	Deferred tax arising from depreciation of fixed assets	**557**	(3,646)
按香港公認會計原則處理發行可換股債券之費用	Difference in accounting for interest of convertible bonds	**9,764**	23,102
按公允價值確認衍生金融工具	Recognition of derivative financial instruments at fair value	**(10,802)**	—
對商譽減值的確認	Additional goodwill impairment	**(9,121)**	—
其他	Others	**325**	(35)
按香港財務報告準則計算之股東應佔盈利	Profit attributable to shareholders under HKFRS	**306,589**	285,163

3. 主要會計數據及財務指標

3. Principal financial data and financial indicators

(單位：人民幣千元) *(UNIT: RMB'000)*

項目		2005	2004	2003
主營業務收入	Turnover	**10,019,857**	8,620,688	7,507,959
淨利潤	Net Profit	**303,958**	279,724	253,872
總資產	Total assets	**9,589,117**	9,878,005	9,002,203
股東權益(不含少數股東權益)	Total shareholders' equity (excluding minority interests)	**4,941,430**	3,586,682	3,513,902
每股收益	Earnings per share	**0.2323**	0.2639	0.2395
每股淨資產	Net assets per share	**3.78**	3.38	3.32
調整後的每股淨資產	Net assets per share after adjustments	**3.75**	3.29	3.24
每股經營活動產生的現金流量淨額	Net cash flow from operating activities per share	**0.90**	1.22	1.07
淨資產收益率	Return on net assets	**6.15%**	7.80%	7.22%
扣除非經常性損益後淨資產收益率	Return on net assets after adjusting extraordinary items	**5.00%**	7.49%	6.29%

4. 報告期內股東權益變動情況

4. Change in shareholders' equity in the reporting period

(單位：人民幣千元)

(UNIT: RMB'000)

項目	Items	Opening balance 期初數	Additions 本期增加	Reduction 本期減少	Closing balance 期末數
股本	Share capital	1,060,000	248,219	—	1,308,219
資本公積	Capital reserve	1,803,507	998,580	—	2,802,087
法定公積金	Statutory surplus reserve	276,289	52,858	—	329,147
法定公益金	Statutory public welfare fund	222,494	47,430	—	269,924
未分配利潤	Unappropriated profits	223,866	303,958	(296,521)	231,303
外幣報表折算差額	Cumulative translation adjustments	527	223	—	750
股東權益合計	Total shareholders' equity	3,586,683	1,651,268	(296,521)	4,941,430

變動原因：

(1) 資本公積：可轉換債券轉股形成的股本溢價及附屬公司獲豁免應付款；

(2) 法定公積金及法定公益金：本年提取法定盈餘公積金及法定公益金；

(3) 未分配利潤：本年增加為本年實現的淨利潤，本年減少為本年提取盈餘公積及分配股利；

(4) 外幣報表折算差額：附屬公司外幣報表折算差額。

Reasons for the changes:

(1) Capital reserve: Increase due to share premium arising from the conversion of convertible bonds and forfeiture of payable balances of subsidiaries;

(2) Statutory surplus reserve and public welfare fund: Current year's appropriations to statutory surplus reserve and public welfare fund;

(3) Unappropriated profits: Addition in current year is the net profit for the year; Reduction in current year is due to appropriations to reserves and distribution of dividend;

(4) Cumulative translation adjustment: Translation differences arising from the translation of financial statements of subsidiaries denominated in foreign currencies.



激情

成就夢想





李桂榮先生
Mr. LI Gui Rong

致各位股東：

本人謹此提呈青島啤酒股份有限公司截止二零零五年十二月三十一日會計年度之業務報告及經審計之財務報告，敬請各位股東審閱。

Dear shareholders,

I have pleasure in presenting the Business Report and audited Financial Statements of Tsingtao Brewery Company Limited for the fiscal year ended on 31 December 2005 for your kind review.

國內啤酒市場分析

二零零五年中國啤酒產量首次突破3,000萬千升大關，達到3,062萬千升，同比增長5.2%，產銷量已連續四年位居世界第一，但增長率較二零零四年趨緩。同時，啤酒行業呈現了新一輪整合的態勢，以國際國內大企業之間的並購整合和大型企業的全國佈局調整為主。通過整合，大企業的市場份額在不斷提高，國內前十大啤酒生產商已佔全國市場份額的61%，較二零零四年再提高6個百分點。隨著中國經濟的發展和消費水平的提高，啤酒行業的前景依然光明。

Analysis of Domestic Beer Market

China's beer output in 2005 realized a yearly growth of 5.2% to 306.2 million hl, the first time to break through 300 million hl, while its output has been the largest in the world for 4 years in a row, although the growth rate was lower than that in 2004. Meanwhile, the trend of a new round of integration occurred in the brewery industry, which focused on mergers and acquisitions (M&A) among the domestic and overseas large enterprises, and adjustment of the national network of the large enterprises. With their continuous growth of market share through integration, the current market share of the national top 10 brewers has accounted for 61% of the national market, 6% higher than that in 2004. With the development of China's economy and improvements of consumption level, the future of the brewery industry is still bright and promising.

經營業績穩步提高

作為國內啤酒行業規模最大、市場佔有率最高的青島啤酒，二零零五年公司克服能源、運輸、原材料價格等不利因素的影響，著力於內部的組織變革、

Steady Growth of Operational Results

In 2005, as the largest brewery with highest market share in the domestic brewery industry, Tsingtao Brewery obtained steady growth in operational results, and kept its leading position in the industry in terms of domestic beer output,

創新營銷、細化管理，在激烈的市場競爭中取得了經營業績的穩步提高，並繼續保持了國內啤酒產銷量、銷售收入、利潤、出口創匯等多項經濟指標的行業領先水平。

公司全年實現啤酒銷售量408萬千升，同比增長10%。按照香港財務報告準則計算，實現營業額人民幣100.2億元，同比增長16%；實現股東應佔溢利人民幣3.1億元，同比增長7.5%；青島啤酒品牌價值已達人民幣199.91億元，繼續位居啤酒行業全國第一。

成功換屆，企業管治不斷提高

二零零五年六月公司董事會成功進行了換屆選舉，來自美國、香港、國內的啤酒、法律、金融、財務等領域的精英和專家，加入了新一屆董事會，並帶來了各自不同的寶貴經驗和知識。董事會制訂了「新一屆董事會業務提升規劃」，並組成了新一屆專業經驗及敬業精神兼備的管理團隊，這必將引領公司在未來的競爭中取得不斷進步。


青島的 世界的...
Tsingtao, from Qingdao to the whole world

贊助奧運，激情文化廣泛傳播

去年公司憑借在國內外市場的高知名度，名至實歸成為北京二零零八年奧運會贊助商，並迅即展開了一系列奧運營銷推廣工作。同時，公司推出了青島啤酒新的品牌主張「激情成就夢想」，以贊助北京奧運會和冠名《夢想中國》大型電視活動為契機，對「激情成就夢想」的品牌主張進行了廣泛的傳播推廣，使青島啤酒的品牌知名度、美譽度進一步提升，繼續保持了「最受國內外消費者喜歡的中國啤酒品牌」的地位。

sales revenue, profit, foreign exchanges generated from exports and etc. through focusing on its internal organizational reform, innovative marketing, detailed management to overcome the influence of the negative factors such as the rising prices of energy, transportation and raw materials.

The Company's full-year sales volume increased 10% to 40.8 million hl. Calculated in accordance with the HKFRS, its turnover increased 16% to RMB10,020,000,000; profit distributable to shareholders increased 7.5% to RMB310,000,000. The brand value of Tsingtao Beer, which had reached RMB19,991,000,000, was still the No. 1 in the domestic brewery industry.

New Board of Directors, Gradually Improving Corporate Governance

In June 2005, the Company successfully held election for the new Board of Directors. The elites and experts in the fields of brewery, law, finance and accounting from USA, Hong Kong and Mainland China joined the new Board of Directors, and brought their respective valuable experience and knowledge. The Board of Directors set "Business Promotion Scheme for New Board of Directors", and organized a new management team with both expertise and working spirit, which would surely lead to continuous progress in the future competition.

Olympic Games Sponsor, Widely Spreading Passion Culture

In the last year, with its good fame both in the domestic and overseas markets, the Company was successfully chosen as sponsor of Beijing 2008 Olympic Games, and then immediately carried out a series of Olympic marketing and promoting work. In the same time, the Company launched its new brand vision "Passion, Dreams & Success" for Tsingtao Beer, and widely spread and promoted it through sponsoring the Games and a large TV program named *Dreams in China*, which further promoted the brand fame and reputation of Tsingtao Beer, and maintained its position as *The Most Favorite Chinese Beer Brand of Home and Overseas Consumers*.

組織變革，戰略轉型穩步推進

二零零五年公司推行了以市場為導向的內部產權關係和管理關係的變革。此次組織變革是以落實戰略、支持市場為使命、以實現三個戰略轉變為背景、以九大事業部轉型為載體進行的一次價值鏈上的變革。變革初步實現了公司由生產導向型組織向市場導向型組織的戰略性轉型，啟動了對價值鏈的深度系統整合，促進了公司區域市場佈局的優化和調整，對公司未來的發展將產生深遠的積極影響。

Organizational Reform, Steadily Promoting Strategic Transformation

Under the orientation of market, the Company had carried out a reform on relations among property ownership and that among management in 2005. This organizational reform was the one in the value chain through the transformation of its 9 business offices, while its mission was to fulfill the strategies and support the market, and its background was to realize its three strategic transformations. The reform would play a far-reaching and positive influence to the Company's future development through preliminarily realizing the strategic transformation from a production-orientated organization to a market-orientated one, starting the in-depth system integration towards the value chain, promoting the optimization and adjustment of the layout of the Company's regional markets.

整合品牌，資源配置更加優化

年內公司以提高盈利能力為目標，加大對產品品牌、品種結構整合的力度。通過積極的市場推廣，公司品牌整合取得顯著成效，青島啤酒主品牌全年銷量達133萬千升，同比增長近14%，青島主品牌與漢斯、嶗山、山水等前六大品牌的銷量已達總銷量的66%，同比提高了7個百分點。在品種結構調

Brands Integration, Further Optimizing Resource Allocation

The Company reinforced the integration of brands and product structure in 2005 under the goal of improving profitability. It received remarkable achievements in the brand integration through positive marketing activities, in which the sales volume of Tsingtao Beer, the principal brand, increased nearly 14% to 13.3 million hl, while the sales volumes of its top 6


畅饮激情
成就梦想
TSINGTAO
青島啤酒
BREWED SINCE 1903
TSINGTAO

整方面，公司加大了高端產品的推廣，純生啤酒銷量同比增長40%以上，拉動了公司整體效益的提升。

積極探索，海外市場不斷開拓

公司在加大品牌推廣和市場網絡建設的力度的同時，在市場需求較大的地區探索建廠或定牌生產。在台灣地區，與當地經銷商合作建設的規模10萬噸台灣青啤股份有限公司，首期5萬噸於二零零五年五月已正式投產；另外，公司努力開拓東南亞市場，使東南亞地區銷量去年實現了較大增長。目前，公司亦積極探討在東南亞地區定牌生產和建設新工廠的可能性。

新年度展望

展望二零零六年，公司將按照「細化管理，創新營銷，提升專業化運營能力；深度整合，持續變革，拓展價值鏈增值空間」的指導思想，以奧運營銷為主線，全面提升青島啤酒國際化形象，進一步細化品牌定位並加大品牌建設、基地市場建設和銷售網


TSINGTAO
LIGHT
青島啤酒
TSINGTAO

brands including Tsingtao Beer, Hans, Laoshan and Shanshui has accounted for 66% of the Company's total sales volume, increasing 7 percentages. From the aspect of adjustment of product structure, the Company promoted its high-end products with greater efforts which resulted in the growth of over 40% of the sales volume of draft beer, which was helpful in the growth of the Company's profits in whole.

Active Exploration, Gradually Developing Overseas Markets

Other than strengthening the brand promotion and construction of market network, the Company also considered to establish plants or apply OEM in the regions where market needs were very high. In Taiwan, the project of 50,000 tons, the initial phase of the 100, 000 tons Taiwan Tsingtao Brewery Company Limited established with the local distributor, was formally put into production in May 2005. Besides, the Company actively developed South-east Asia market, which helped to realize a significant growth of sales volume there in last year. At present, the Company is considering the feasibility of applying OEM and establishing plants in South-east Asia.

Outlook for 2006

Look at 2006, with its main line of Olympic marketing, and under the guideline of "To improve professional operating capacity with detailed management and innovative marketing; to expand the value-added room for the value chain with in-depth integration and continuous reforms", the Company

絡建設力度，同時借助與安海斯-布希公司(「A-B公司」)的最佳實踐交流，推進公司的系統整合以及管理技術水平不斷提升。

would improve its internationalized image from all aspects, position its brands on the further detailed basis, strengthen the construction of brands, base markets and sales network, and meanwhile, promote the Company's system integration, and gradually improve the managing and technical level through the Communications on Best Practice with Anheuser-Busch Companies, Inc. ("A-B").

二零零六年儘管面臨市場激烈競爭的較大壓力，公司的啤酒產銷量將力爭實現440萬千升，其中主品牌將力爭實現150萬千升。董事會認為這個目標是積極進取的，公司管理層將克服困難實現預期目標。

In 2006, the Company would strive to realize 44 million hl of its output, in which 15 million hl for its principal brand, despite of the great pressure due to the competition from the market. The Board of Directors deems this goal positive and aggressive, and the senior management of the Company would strive to overcome the obstacles to realize its set targets.

最後，本人謹向過去一年中給予公司大力支持的廣大投資者、業務夥伴和進取奉獻的管理層及廣大員工致以衷心的感謝！

Last but not least, I would like to express my sincere gratitude to our investors, our business partners, our dedicative and aggressive management and staffs for your great supports in the last year!

董事長
李桂榮
中華人民共和國 • 青島
二零零六年四月三日

Chairman
LI Gui Rong
Qingdao, The People's Republic of China
3 April 2006


青岛的 世界的
TSINGTAO


LAGER BEER
TSINGTAO
SINCE 1903
TSINGTAO
青島啤酒
THE FAMOUS AND POPULAR CHINESE BEER IN THE WORLD





金志國先生
Mr. JIN Zhi Guo

一. 公司經營情況

本公司的主要業務為生產及銷售啤酒。附屬公司及聯營公司主要從事啤酒生產、銷售及國內貿易。

本公司為中國最大的啤酒生產商和銷售商。

本集團營業額及盈利幾乎完全由生產及銷售啤酒而產生。

1. 公司主營業務收入分地區構成情況(按中國會計準則計算)

I. Operations of the Company

The Company is mainly engaged in the production and sales of beer, while its subsidiaries and associated companies are mainly engaged in the production, sales and domestic trade of beer.

The Company is the largest beer producer and distributor in China.

Nearly all turnover and profit of the Group are generated from the production and sales of beer.

1. The Company's Revenues from Principal Business by Geographical Markets (calculated in accordance with PRC GAAP)

單位:人民幣千元

Unit: RMB'000

地區	Region	主營業務收入 Revenues from Principal Business	主營業務利潤 Profits from Principal Business
青島地區	Qingdao	3,403,512	1,351,273
其他山東地區	Shandong Province (excluding Qingdao)	1,386,302	192,039
華北地區	North China	2,485,144	475,566
華南地區	South China	3,248,677	913,218
出口銷售	Exports	266,751	109,042
小計	Sub-total	10,790,387	3,041,138
內部抵消	Intra-group set-offs	(770,530)	—
合計	Total	10,019,857	3,041,138

2. 主要控股子公司的經營情況及業績(按中國會計準則計算)

2. Operations and Results of Main Controlling Subsidiaries (calculated in accordance with PRC GAAP)

盈利最大的前三家子公司情況

Information of Top 3 Subsidiaries with Largest Profit

單位：人民幣千元(除另注外)

Unit: RMB'000 (unless otherwise stated)

子公司名稱 Name of Subsidiary	業務性質 Business Nature	註冊資本 Registered Capital	資產規模 Assets Scale	淨利潤 Net Profit
青島啤酒西安有限責任公司 Tsingtao Brewery (Xi'an) Company Limited	國內啤酒生產及銷售 Domestic Beer Production and sales	222,200	864,078	71,082
深圳青島啤酒朝日有限公司 Shenzhen Tsingtao Beer Asahi Company Limited	國內啤酒生產及銷售 Domestic Beer Production and sales	(USD) 30,000,000	619,412	63,436
青島啤酒(珠海)有限公司 Tsingtao Brewery (Zhuhai) Company Limited	國內啤酒生產及銷售 Domestic Beer Production and sales	60,000	342,369	54,738

3. 報告期內主要供貨商和客戶情況

(1) 本公司向前五名供貨商合計的採購金額佔公司年度採購總額的8.3%。

(2) 本公司向前五名客戶銷售額合計佔公司銷售總額的9.33%。

報告期內，本公司各董事、監事及其聯繫人或任何持有本公司股本多於5%之股東並無擁有上述之供貨商及銷售商的任何權益。

3. Main Suppliers and Clients

(1) The total amount of the Company's purchasing from its top 5 suppliers is accounted for 8.3% of its full-year purchasing amount.

(2) The total amount of the Company's sales to its top 5 clients is accounted for 9.33% of its sales amount in aggregate

In the report period, there were no Directors, Supervisors and their associates, or any shareholders whose share capital of the Company exceeding 5%, ever possessing any interests in the aforesaid suppliers and distributors.

二. 利潤分配

董事會建議就截至二零零五年十二月三十一日止年度派發末期股息每股人民幣0.16元，其餘未分配利潤結轉下一年度。上述分配預案須經本公司二零零五年度股東年會審議批准。

II. Profit Distribution

The Board of Directors proposed a final dividend of RMB0.16 per share for the year ended on 31 December 2005, and carried forward the remaining distributable profits to the next year. The aforesaid proposed dividend is subject to the approval by the 2005 Annual General Meeting ("AGM") of the Company.

三.股本變動及股東情況

III. Changes of Share Capital and Information of Shareholders

1. 根據本公司與A-B公司簽署的《戰略投資協議》，二零零五年四月十一日公司向A-B公司控股子公司A-B Jade Hong Kong Holding Co., Ltd.(「AB香港」)和受託人Law Debenture Trust (Asia) Limited發行合計248,219,178股新H股股份，公司總股份增加至1,308,219,178股。至此，本公司根據《戰略投資協議》向A-B公司發行的可轉換債券已全部轉為本公司的H股股份。

1. Under the *Strategic Investment Agreement* entered into between the Company and A-B, the Company issued totally 248, 219,178 new H-shares to A-B Jade Hong Kong Holding Co., Ltd. ("A-B Hong Kong"), the controlling subsidiary of A-B, and the trustee Law Debenture Trust (Asia) Limited on 11 April 2005. As a result, the Company's total shares had reached 1,308,219,178. By so far, all convertible bonds issued by the Company to A-B under the *Strategic Investment Agreement* have been converted into H-shares of the Company.

除此之外，報告期內本公司概無其他股本變動。截止報告期末，股本結構如下：

Besides that, there was no other such changes of share capital occurred in the report period. The structure of share capital by the end of the report period is as follows:

單位：股 *Unit: share*

		報告期初 Beginning of the Report Period	變動增減(+, -) Changes (+, -)	報告期末 End of the Report Period
一. 未上市流通股份	I. Unlisted Shares			
發起人股份	Promoter shares			
其中：	Including:			
國家持有股份	Shares Owned by the State	399,820,000	—	399,820,000
境內法人持有股份	Shares Owned by Domestic Legal Persons	53,330,000	—	53,330,000
未上市流通股份合計	Total of Unlisted Shares	453,150,000	—	453,150,000
二. 已上市流通股份	II. Listed Shares			
人民幣普通股(A股)	RMB-denominated Ordinary Shares (A-Share)	200,000,000	—	200,000,000
境外上市的外資股(H股)	Overseas Listed Shares (H-Share)	406,850,000	248,219,178	655,069,178
已上市流通股份合計	Total of Listed Shares	606,850,000	248,219,178	855,069,178
三. 股份總數	III. Total Shares	1,060,000,000	248,219,178	1,308,219,178

本公司以在年報刊發前的最後實際可行日期可以得悉、公司董事也知悉的公開資料作為基礎，本公司的公眾持股量已經滿足《香港聯合交易所有限公司證券上市規則》的要求。

The Company acknowledged that, based on the open information may be got to known by the Company on the latest actually available date before publishing the 2005 Annual Results, and was understood by its Directors as well, the number of its shares held by the public had been satisfied with the requirements in the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

2. 股東情況

(1) 報告期末公司股東總數為50,852戶，其中流通A股股東50,360戶，H股股東488戶。

(2) 報告期末本公司前十名股東持股情況

2. Shareholders

(1) The total number of shareholders of the Company had reached 50,852, in which 50,360 were shareholders of listed A-shares, and 488 of H-shares as at the end of the report period.

(2) The shareholdings of top 10 shareholders of the Company as at the end of the report period

單位：股 *Unit: Share*

股東名稱 Shareholder's Name	年度內增減 Increase/Decrease within the year	持股總數 Shares Held	持股比例 Percentage (%)	股份類別 Class of Share
青島市人民政府國有資產監督管理委員會 State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao	0	399,820,000	30.6	國有股 State-owned Share
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	246,993	294,713,373	22.5	H股 H-share
A-B Jade Hong Kong Holding Co, Ltd.	156,643,836	261,643,836	20.0	H股 H-share
Law Debenture Trust (Asia) Limited	91,575,342	91,575,342	7.0	H股 H-share
中國東方資產管理公司 China Orient Asset Management Corporation		29,250,000	2.2	國有法人股 State-owned Legal Person Share
中國建設銀行青島市分行 China Construction Bank, Qingdao Branch		19,080,000	1.5	國有法人股 State-owned Legal Person Share
全國社保基金一零八組合 National Social Security Fund 108		9,128,578	0.7	A股流通股 Listed A-share
天元證券投資基金 Tianyuan Securities Investment Fund		8,953,602	0.7	A股流通股 Listed A-share
交銀施羅德精選股票證券投資基金 Bank Of Communications Schroder Core Equity Fund		8,912,255	0.7	A股流通股 Listed A-share
全國社保基金一零二組合 National Social Security Fund 102		6,990,197	0.5	A股流通股 Listed A-share

本公司並不知曉前十名股東之間是否存在關聯關係或一致行動人。

The Company is unaware if there are any associations among the top 10 shareholders or they are of the parties acting in concert.

(3) 報告期末本公司前10名流通股股東持股情況

(3) The shareholdings of top 10 shareholders of listed shares of the Company as at the end of the report period

股東名稱 Name of Shareholder	持有流通股數量 Listed Shares Held	股份種類 Class of Share
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	294,713,373	H股 H-share
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H股 H-share
Law Debenture Trust (Asia) Limited	91,575,342	H股 H-share
全國社保基金一零八組合 National Social Security Fund 108	9,128,578	A股 A-share
天元證券投資基金 Tianyuan Securities Investment Fund	8,953,602	A股 A-share
交銀施羅德精選股票證券投資基金 Bank of Communications Schroder Core Equity Fund	8,912,255	A股 A-share
全國社保基金一零二組合 National Social Security Fund 102	6,990,197	A股 A-share
申銀萬國-滙豐-Merrill Lynch International Shenyin & Wanguo-HSBC-Merrill Lynch International	5,900,116	A股 A-share
博時主題行業股票證券投資基金 Boshi Theme Industry Stocks & Securities Investment Fund	5,897,016	A股 A-share
易方達平穩增長證券投資基金 E Fund Stable Growth Securities Investment Fund	5,199,062	A股 A-share

A-B公司透過其全資擁有的附屬公司A-B香港持有261,643,836股H股股份。受託人按照委託表決安排持有91,575,342股H股股份，並按青島市國資委的書面指示行使該等股份的表決權，而歸屬於該股份的經濟利益，包括股息、利益分派及款額支付均按A-B公司指示處理。

A-B holds 261, 643,836 H-shares through its fully-owned subsidiary A-B Hong Kong. The Trustee is arranged by the entrusted voting to hold 91,575,342 H-shares, and undertakes such voting right under the written instruction of the State-owned Assets Supervision and Administration Commission of Qingdao, while the financial interests including the dividends, profit distribution and payments delivery of these shares are processed under instructions of A-B.

除此以外，本公司並不知曉前十名流通股股東之間是否存在其他關聯關係或一致行動人。

Furthermore, the Company is unaware if there are any other associations among these top 10 shareholders of listed shares or they are of the parties acting in concert.

(4) H股主要股東

截至二零零五年十二月三十一日止，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉是根據香港《證券及期貨條例》第336條而備存的登記冊所載錄的：

(4) *Principal Shareholders of H-share*

Save as disclosed below, the Directors of the Company are not aware of any persons (other than a Director or Supervisor or Chief Executive of the Company or his/her respective associate(s)) who, as of 31 December 2005, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under Section 336 of the SFO:

名稱 Name	性質 Nature	股份類別 Class of Shares	持股身份 Capacity	註釋 *Note*	股份／相關股份的數目 Number of shares/ underlying shares	相對整體股本而言 As a percentage of the entire issued capital	相對全部H股而言 As a percentage of all issued H-Shares
青島市國資委	好倉	A股	實益擁有	*1*	399,820,000 A股	30.6%	不適用
State-owned Assets Supervision and	Long Position	A-Share	Beneficial	*1*	399,820,000 A-Shares		N/A
Administration	好倉	H股	第317條協議	*1, 2*	353,219,178 H股	27.00%	53.92%
Commission of Qingdao ("SASACQ")	Long Position	H-Share	section 317 agreement	*1, 2*	353,219,178 H-Shares		
安海斯-布希公司	好倉	H股	法團權益／信托受益人	*1, 2*	353,219,178 H股	27.00%	53.92%
Anheuser-Busch Companies, Inc.	Long Position	H-Share	Corporate/ Beneficiary of a trust	*1, 2*	353,219,178 H-Shares		
	好倉	A股	第317條協議	*1*	399,820,000 A股	30.6%	不適用
	Long Position	A-Share	section 317 agreement	*1*	399,820,000 A-Shares		N/A
The Capital Group	好倉	H股	投資經理	*3*	44,038,000 H股	3.37%	6.72%
Companies, Inc.	Long Position	H-Share	Investment Manager	*3*	44,038,000 H-Shares		

註釋：

(1) 青島市國資委持有的A股股份只由非上市流通的國有股組成。青島市國資委與A-B公司於二零零二年十月二十一日簽訂的承諾協議，構成《證券及期貨條例》項下第317條所指的協議。就披露責任而言，第317條適用的任何協議的每一方，均須視為擁有任何其他一方在該協議之外擁有的任何股份權益。

Notes:

(1) The A-Shares held by SASACQ is only composed of unlisted state-owned shares. An undertaking agreement between SASACQ and A-B dated 21 October 2002 constitutes a section 317 agreement under the SFO. In the case of an agreement to which section 317 applies, each party to the agreement is taken (for the purposes of the duty of disclosure) to be interested in any shares comprised in the relevant share capital in which any other party to the agreement is interested apart from the agreement.

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別透過其全資附屬公司持有。當中91,575,342股H股按受托表決協議配發予表決受托人。

(2) The 353,219,178 H-Shares which were deemed to be interested by A-B were held by its fully-owned subsidiaries. Of which, 91,575,342 H-Shares were alloted and issued to a voting trustee pursuant to the Voting Trust Agreement.

(3) 被視為由The Capital Group Companies, Inc.享有權益的44,038,000股H股是以投資經理的身份透過其全資擁有的公司持有。

(3) The 44,038,000 H-Shares which were deemed to be interested by The Capital Group Companies, Inc. were held by its fully-owned company in the capacity of investment manger.

(4) 公司主要股東最新的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

(4) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on the web-site of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

3. 優先認股權

本公司章程或中國法律並無有關優先認股權的規定，因此本公司必須首先按比例向現有股東發售新股份。

3. Pre-emptive Right

There are no stipulations on pre-emptive right in the *Articles of Association* of the Company or any PRC Laws, therefore, the Company must at first issue new shares to its existing shareholders according to the percentage.

四. 董事、監事、高級管理人員和員工情況

IV. Directors, Supervisors, Senior Management and Staffs

1. 董事會、監事會換屆選舉

本公司於二零零五年六月二十三日召開二零零四年度股東年會，選舉產生第五屆董事會成員：李桂榮先生、金志國先生、孫明波先生、劉英弟先生、孫玉國先生、伯樂思(Stephen J. Burrows)先生、馬爽(Mark F. Schumm)先生、楚振剛先生、付洋先生、李燕女士、潘昭國先生；選舉產生第五屆監事會成員：孫賈堯先生、劉清遠先生、鐘明山先生、陳軍先生、鄭曉凡女士；另外，于嘉平先生、黃祖江先生、任增貴先生被推選為職工代表出任的監事。伍海華先生、譚禮寧先生、潘桂榮女士因任期屆滿退任公司董事，吳玉亭先生、雷納德(David Renaud)先生因任期屆滿退任公司監事。

1. Election for New Board of Directors and Board of Supervisors

At the 2004 AGM held on 23 June 2005, the Company elected Mr. LI Gui Rong, Mr. JIN Zhi Guo, Mr. SUN Ming Bo, Mr. LIU Ying Di, Mr. SUN Yu Guo, Mr. Stephen J. BURROWS, Mr. Mark F. SCHUMM, Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, and Mr. POON Chiu Kwok member of the 5th Board of Directors; elected: Mr. SUN Jia Yao, Mr. LIU Qing Yuan, Mr. ZHONG Ming Shan, Mr. CHEN Jun and Ms. Frances ZHENG member of the 5th Board of Supervisors. Besides, Mr. YU Jia Ping, Mr. HUANG Zu Jiang and Mr. REN Zeng Gui were elected Supervisor as staff representative. Mr. WU Hai Hua, Mr. TAN Li Ning and Ms. PAN Gui Rong got retired for having fulfilled their service terms as Director, while Mr. WU Yu Ting and Mr. David RENAUD got retired as Supervisor for the same reason.

同日，本公司第五屆董事會第一次會議選舉李桂榮先生為公司董事長，金志國先生、伯樂思先生為公司副董事長；公司第五屆監事會第一次會議選舉孫賈堯先生為公司監事會主席。同時，董事會聘任金志國先生為公司總裁；根據總裁提名，聘任孫明波先生為公司常務副總裁、樊偉先生為公司總釀酒師、孫玉國先生為副總裁兼總會計師；聘任嚴旭女士、張學舉先生、曹向東先生、姜宏女士、張安文先生為公司副總裁；聘任袁璐女士為公司董事會秘書。

上述董事、監事及高級管理人員的任期均自二零零五年六月二十三日起至二零零八年六月二十三日止。



2. 董事、監事和高級管理人員持股變動

本公司董事、監事、高級管理人員持有本公司股份於報告期內概無變動。截至二零零五年十二月三十一日止，孫明波先生持有本公司股份1,561股，劉英弟先生持有本公司股份5,000股，黃祖江先生持有本公司股份8,000股，樊偉先生持有本公司股份3,882股，張學舉先生持有本公司股份1,000股，曹向東先生持有本公司股份2,000股。上述人員所持有股份均為A股流通股。除上述人員持股外，本公司的董事、監事及高級管理人員並無在本公司或其相聯法團（定義見《證券及期貨條例》第XV部所指的相聯法團）的股份、相關股份及債券證中擁有任何權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市公司董事進行證券交易的標準守則》（《標準守則》）已通知本公司及香港交易所。

本公司的董事及監事最新的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

On the same day, it elected Mr. LI Gui Rong Chairman of the Board of Directors, and Mr. JIN Zhi Guo and Mr. Stephen J. BURROWS Vice Chairman at the first meeting of the 5th Board of Directors; elected Mr. SUN Jia Yao Chairman of the Board of Supervisors at the first meeting of the 5th Board of Supervisors. Meanwhile, the Board of Directors appointed Mr. JIN Zhi Guo President of the Company, and under Mr. JIN's nomination, the Company appointed Mr. SUN Ming Bo Executive Vice President, Mr. FAN Wei Chief Brewer, Mr. SUN Yu Guo Vice President & Chief Accountant; appointed Ms. YAN Xu, Mr. ZHANG Xue Ju, Mr. CAO Xiang Dong, Ms. JIANG Hong and Mr. ZHANG An Wen Vice President; appointed Ms. YUAN Lu Secretary to the Board of Directors.

The service term of the above-mentioned Directors, Supervisors and the senior managements is from 23 June 2005 to 23 June 2008.

2. Changes of Shares Held by Directors, Supervisors and Senior Management

There are no changes of the Company's shares held by Directors, Supervisors and senior management in the report period. As of 31 December 2005, Mr. SUN Ming Bo held 1,561 shares of the Company, Mr. LIU Ying Di, 5,000 shares, Mr. HUANG Zu Jiang, 8,000 shares, Mr. FAN Wei, 3,882 shares, Mr. ZHANG Xue Ju, 1,000 shares, and Mr. CAO Xiang Dong, 2,000 shares. The shares held by the above persons are of listed A-shares. Save as disclosed above, none of the Directors, Supervisors and senior management of the Company has any interests and short positions in the Shares, underlying shares and debentures of the Company or any associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")) which was record in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the *Model Code for Securities Transactions by Directors of Listed Companies ("Model Code")*.

For the latest disclosure of interests filing for the Directors and Supervisors of the Company, please refer to the "Disclosure of Interests" section on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

本公司已採納《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄十所載董事進行證券交易之《標準守則》，作為本公司董事進行證券交易的行為守則。經咨詢所有董事後，董事會確認於截至二零零五年十二月三十一日止年度已遵守《標準守則》所規定的標準。

The Company has adopted the *Model Code* included in *Appendix 10 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")*, as the code of conduct for Directors of the Company in securities transactions. The Board of Directors confirmed that they had been complied with all requirements stipulated in the *Model Code* for the year ended on 31 December 2005 after consulting all Directors.

3. 董事、監事、高級管理人員年度報酬情況

3. Annual Remuneration of Directors, Supervisors and Senior Management

公司董事、監事的報酬依據公司股東大會審議通過的董事會及監事會成員年度薪酬方案以及公司的經營效益情況決定其薪酬，公司高級管理人員的薪酬按董事會通過的經營者薪酬方案，由董事會下設公司治理與薪酬委員會根據公司經營業績和個人所承擔的工作職責進行業績考核兑現年度薪酬。

The remuneration of the Directors and Supervisors of the Company is determined in accordance with the annual remuneration schemes of members of Board of Directors and Board of Supervisors reviewed and approved by the Company's AGM, and depending on the operational results of the Company; while the remuneration of the senior management of the Company is based on the operator's remuneration scheme approved by the Board of Directors, and the Corporate and Remuneration Committee under the Board of Directors would determine their annual remuneration depending on the Company's operational results, as well as the appraisal results for the duties undertaken by each of them.

姓名 Name	職務 Position	報告期內從本公司領取報酬總額 Total Remuneration Withdrawn from the Company in the Report Period *單位：人民幣千元* *Unit: RMB'000*
李桂榮 LI Gui Rong	董事長 Chairman of Board of Directors	283.9
金志國 JIN Zhi Guo	副董事長、總裁 Vice Chairman, President	336.7
孫明波 SUN Ming Bo	執行董事、副總裁 Executive Director, Executive Vice President	290.1
劉英弟 LIU Ying Di	執行董事 Executive Director	264.2
孫玉國 SUN Yu Guo	執行董事、副總裁、總會計師 Executive Director, Vice President, Chief Accountant	264.2
Stephen J. BURROWS	副董事長、非執行董事 Vice Chairman, Non-executive Director	30
Mark F.SCHUMM	非執行董事 Non-executive Director	30
楚振剛 CHU Zhen Gang	獨立董事 Independent Director	50
付洋 FU Yang	獨立董事 Independent Director	50
李燕 LI Yan	獨立董事 Independent Director	50
潘昭國 POON Chiu Kwok	獨立董事 Independent Director	50
孫賈堯 SUN Jia Yao	監事會主席 Chairman of Board of Supervisors	0

姓名 Name	職務 Position	報告期內從本公司領取報酬總額 Total Remuneration Withdrawn from the Company in the Report Period
于嘉平 YU Jia Ping	職工監事 Supervisor as Staff Representative	133.2
黃祖江 HUANG Zu Jiang	職工監事 Supervisor as Staff Representative	109.4
任增貴 REN Zeng Gui	職工監事 Supervisor as Staff Representative	88.5
鄭曉凡 Frances ZHENG	股東代表監事 Supervisor as Shareholder Representative	30
劉清遠 LIU Qing Yuan	外部監事 External Supervisor	30
鐘明山 ZHONG Ming Shan	外部監事 External Supervisor	30
陳軍 CHEN Jun	外部監事 External Supervisor	30
樊偉 FAN Wei	總釀酒師 Chief Brewer	264.2
嚴旭 YAN Xu	副總裁 Vice President	210
張學舉 ZHANG Xue Ju	副總裁 Vice President	264.2
曹向東 CAO Xiang Dong	副總裁 Vice President	210
姜宏 JIANG Hong	副總裁 Vice President	238.2
張安文 ZHANG An Wen	副總裁 Vice President	210
袁璐 YUAN Lu	董事會秘書、董事長助理 Secretary to the Board of Directors, Assistant to the Chairman of Board of Directors	116.5

4. 截至報告期末，本公司(包括下屬子公司)在職員工共計27,085人。員工專業構成如下：

4. As at the end of the report period, the total number of staffs of the Company (the subsidiaries inclusive) had reached 27,085 persons. The composition of staffs is as follows:

專業構成類別 Professional Class	人數 Number of Persons
行政管理人員 Administrative personnel	3,859
財務人員 Financial Personnel	658
工程技術人員 Technical and Engineering Personnel	2,154
銷售人員 Sales Personnel	3,745
生產服務人員 Production and Services Personnel	16,669

五. 董事及監事收購股份之權利

除上文所披露者外，本公司或其任何附屬公司概無於年內任何時間參與任何安排，以致本公司之董事、監事及高級管理人員可藉購入本公司或任何其他團體之股份或債券而獲益。

V. Right of Share Purchasing

Save as disclosed above, neither the Company nor any of its subsidiaries participated in any arrangements in any time of the year through which its Directors, Supervisors and senior management obtained interests from purchasing shares or bonds of the Company or any other organizations.

六. 募集資金使用情況

報告期內本公司無A股募集資金或前次募集資金使用到本期的情況。

VI. Use of Proceeds

In the report period, there was no proceeds from issuance of A-share or proceeds from previous issuance used till this report period.

七. 董事或監事合約權益及董事服務合約

本公司所有獲委任董事均已與本公司訂立服務合約，各董事概無與本公司簽定任何一年內若由本公司及其附屬公司終止合約時須作出賠償的服務合約(法定賠償除外)。除此之外，本年度內董事及監事均無在與本公司及其附屬公司訂立的任何合約中直接或間接擁有重大權益。

VII. Contracted Rights of Director or Supervisor and Director Service Contract

All appointed Directors of the Company have entered into service contract with the Company, and do not enter any service contract with the Company that the Company and its subsidiaries should make compensation to the Directors when it terminates the contract within 1 year after the contract is signed by both parts (other than statutory compensation). Besides, no Director or Supervisor obtained material interest from any contracts entered into with the Company and its subsidiaries within the year.

八. 獨立董事之獨立性的確認

本公司已經根據《上市規則》第3.13條收到每名現任獨立董事就其獨立性而作出的年度確認函，本公司仍然認為有關獨立董事屬獨立人士。

VIII. Confirmation of Independence of Independent Director

The Company has received annual conformation letter from each existing Independent Director on their independence pursuant to Chapter 13.3 of the *Listing Rules*, and still believes that, the aforesaid Independent Directors are independent individuals.

九. 購回、出售及贖回股份

報告期內，本公司並無購回、出售及贖回其任何上市股份，而本公司及其附屬公司亦無購買或再出售本公司任何上市股份。

IX. Buy-back, sale and redemption of shares

The Company did not buy back, sell or redeem any of its listed shares, neither the Company nor its subsidiaries purchase or resell any listed shares of the Company in the report period.

十.主要附屬公司及聯營公司

本公司各附屬公司及聯營公司之詳情載於隨附財務報表附註。

X. Principal Subsidiaries and Associated Companies

The details of the principal subsidiaries and associated companies of the Company are listed in the notes to the Financial Statements enclosed.

十一.固定資產

有關年內固定資產之變動載於隨附財務報表之附註。

XI. Fixed Assets

Any changes of fixed assets in the year are listed in the notes to the Financial Statements enclosed.

十二.銀行貸款

於二零零五年十二月三十一日之銀行貸款詳情載於隨附財務報表之附註。

XII.Bank Loans

The details of bank loans as of 31 December 2005 are listed in the notes to the Financial Statements enclosed.

十三.其他報告事項

本公司二零零五年年度報告摘要，分別用中文和英文同時於二零零六年四月四日刊登在《上海證券報》、《中國證券報》和香港《文匯報》、《The Standard》。本年報以中、英兩種文字編製，在對兩種文本理解發生歧義時，以中文文本為准。

XIII. Other Issues for Reporting

The summary of the Company's 2005 Annual Results is published on 4 April 2006 in Chinese and English respectively in *Shanghai Securities News, China Securities Journal, Wen Wei Po, and The Standard.* The Annual Results is prepared both in Chinese and English, in case any discrepancy exists between the Chinese and English context, the Chinese version shall prevail.

十四.核數師

報告期內普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所獲委任為本公司之境內外核數師，並已審閱隨附之財務報表。


世界著名的中国啤酒
TSINGTAO
青島啤酒

XIV. Auditor

In the report period, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers were appointed domestic and overseas auditors of the Company respectively, and have audited the enclosed Financial Statements.

董事會代表
李桂榮
董事長
中華人民共和國•青島
二零零六年四月三日

Representative of Board of Directors
LI Gui Rong
Chairman
Qingdao, The People's Republic of China
3 April 2006



孫賈堯先生
Mr. SUN Jia Yao

各位股東：

本人謹此提呈青島啤酒股份有限公司二零零五年度之監事會報告，敬請各位股東審閱。

一. 監事會主要工作回顧

報告期內，監事會嚴格按照國家相關法律法規及《公司章程》的有關規定，通過法定程序，認真履行職責，依法行使職權，維護了公司和股東的利益。

1. 報告期內會議召開情況

二零零五年度，公司監事會共召開6次會議，選舉孫賈堯先生為青島啤酒股份有限公司第五屆監事會主席；審議通過了公司二零零四年監事會工作報告，公司二零零四年季度報告、半年度報告、年度報告、利潤分配方案，公司二零零五年經營預算方案，關於申請30億元委託貸款額度的議案，公司資產核銷相關事項的議案，青島啤酒(天門)有限公司停產清算資產處置方案，青啤西安公司在陝西榆林新建啤酒廠可行性方案等議案。

Dear shareholders,

I hereby present the 2005 Report of the Supervisors of Tsingtao Brewery Company Limited for your kind review.

I. Review of Main Work in Board of Supervisors

In the report period, the Board of Supervisors maintained the interests of the Company and its shareholders through legal procedures, by seriously undertaking its responsibilities and legally carrying out its authorities strictly pursuant to the State laws and regulations, as well as the relevant stipulations in the *Articles of Association* of the Company.

1. Meetings Held in the Report Period

In 2005, the Board of Supervisors totally held 6 meetings, electing Mr. SUN Jia Yao Chairman of the 5th Board of Supervisors of Tsingtao Brewery Company Limited; reviewing and approving cases including 2004 Work Report of the Board of Supervisors, the Company's 2004 Quarterly Reports, Interim Report, Annual Report, Profit Distribution Scheme, 2005 Operational Budget Scheme, Case of Application for Credit Line for RMB3,000,000,000 Entrusted Loan, Case of Matters related to Verification of the Company's Assets, Close, Litigation and Assets Disposure Scheme of Tsingtao Brewery (Tianmen) Company Limited, and Case of Feasibility of Establishing Brewery in Yulin, Shaanxi Province by Tsingtao Brewery (Xi'an) Company Limited.

2. 對公司營銷運作、工程項目和物資採購等大額資金支出項目進行監督

二零零五年，公司監事會責成監事辦對公司生產用啤酒瓶、瓶蓋、紙箱、商標以及大米等大宗物資採購招標過程的公開、公平、公正性進行了現場監督；對青島啤酒(蓬萊)有限公司舊設備拍賣，青島啤酒二廠部分設備招標過程實施了監督；參加了公司技改擴建工程項目竣工決算審計的招標，公司科研儀器採購、促銷品設計、青島啤酒網絡廣告代理的招標工作。

2. Supervision over Projects involving Large Amount Expenses in Marketing. Engineering Projects and Resources Purchase

In 2005, the Board of Supervisors instructed its Office to provide site supervision over the openness, fairness and justice during the bidding for purchase of resources such as bottle, bottle cap, paper-box, trade mark, rice, and etc.; supervise during the auction of the old equipments in Tsingtao Brewery (Penglai) Company Limited, and bidding for some equipments in Tsingtao Brewery No. 2; participate in the bidding for the final accounts auditing for the completion of technical improvements and expansion project of the Company, bidding for purchase of scientific research instruments, design of promotional items, and the internet advertising agent for Tsingtao Beer.



二. 對有關事項的獨立意見

1. 公司依法運作情況

年內，監事會根據國家相關法律法規及《公司章程》的有關規定，參加和列席參加了年度股東大會和歷次董事會會議，對公司股東大會、董事會的召開程序、決策程序及決議的執行情況，公司高級管理人員執行職務情況及公司管理制度制定等進行了監督。監事會認為，本公司董事及高級管理人員在經營管

II. Independent Comments to the Concerned Issues

1. Compliant Operation

Within the year, the Board of Supervisors attended and sat in on the Annual General Meeting and meetings of Board of Directors, and supervised the procedures of holding meetings, procedures of decision-making, and implementation of resolutions of general meeting and meeting of Board of Directors, undertaking their duties by the senior management and working out the


TSINGTAO
青島啤酒

理中均能按照國家相關法律法規及《公司章程》的有關規定，認真履行職責，依法經營，規範運作，各項決策程序合法。公司董事會以股東和公司整體利益為出發點，認真履行了股東大會的各項決議和授權，法人治理結構、內部管理和內部控制制度等在運作中不斷健全和完善。經營班子嚴格執行董事會決議，重大項目投資符合程序，建立並不斷完善了內控制度，信息披露能夠做到及時、準確、透明。董事和全體高級管理人員誠實守信，勤勉盡職，未發現其在執行職務時有違反法律、法規、公司章程或損害公司利益的情況，也沒有濫用職權、損害股東和員工利益的行為。

managing regulations of the Company, under the related State laws and regulations, and requirements in the *Articles of Association* of the Company. The Board of Supervisors views that, all Directors and members of senior management do follow the requirements in the State regulatory laws and regulations, and related requirements in the *Articles of Association* of the Company in operations and management through seriously undertaking their duties, legally operating and making decisions. For the overall interests of its shareholders and the Company, the Board of Directors seriously undertakes the resolutions and authorizations of the general meeting, gradually completes and improves corporate governance structure, internal management and internal control system in the operations. The operational team strictly implements the resolutions of the Board of Directors, invests in significant projects in order, establishes and gradually improves the internal control system, and discloses the information timely, accurately and transparently. The Directors and all members of senior management are honest and integrity, diligent and responsible, and not found any behavior of breaching any laws, regulations, the Articles of Association of the Company or damage any interests of the Company, nor abusing their authorities or damaging the interests of its shareholders and staffs when undertaking their duties.

2. 檢查公司財務狀況

報告期內，監事會依法對公司的季度報告、半年度報告、年度報告進行了認真、細致的審議，認為公司二零零五年度財務報告真實，在所有重大方面公允地反映了公司的財務狀況和經營成果，會計核算和財務管理符合國家相關法律法規的規定，利潤分配預案符合公司經營現狀，有利於公司的長遠發展。

2 Review of the Financial Conditions

In the report period, the Board of Supervisors believed that, after seriously and carefully reviewing the Company's Quarterly Reports, Interim Report and Annual Report under the laws, the Company's 2005 Financial Statements truly and fairly reflected its financial conditions and operational results in all significant aspects, the financial accounting and financial management were under the requirements of the relevant State laws and regulations, the Profit Distribution Scheme was complied with the current operational situation of the Company, and all of the aforesaid factors were beneficial to the Company's development in long term.

3. 最近一次募集資金使用情況

報告期內，本公司無新募集的A股資金及前次A股募集資金使用到本期的情況。

3. Latest Use of Proceeds

In the report period, there were no new proceeds from issuance of A-share, nor such proceeds from the previous issuance used till this period.

4. 報告期內公司出售、收購資產情況

監事會認為，報告期內，公司收購資產項目時，嚴格遵守相關規定，程序規範，價格公允，未發現有內幕交易和損害公司及股東利益的行為。

4. The Assets Sales and Purchase in the Report Period

The Board of Supervisors views that, in the report period, the Company strictly abides by the relevant laws and regulations by purchasing assets in normal procedures and at reasonable price, and does not find any behaviors of insider transaction or damaging the interests of the Company and its shareholders.

5. 報告期內關聯交易情況

監事會認為，報告期內公司發生的關聯交易程序規範，價格公允，未發現有損害公司及股東利益的行為。

5. Related Party Transaction in the Report Period

The Board of Supervisors believes that, the process of related party transactions occurred in the report period is complied with the relevant regulations and at a reasonable price. No behaviors of damaging the interests of the Company and its shareholders being found.

監事會在二零零六年工作中，將依據國家相關法律法規的有關規定，提請股東大會對《公司章程》、《監事會議事規則》相關部分進行修改調整，並嚴格按照規定，認真履行職責，依法行使職權，不斷加強監督檢查力度，維護全體投資者的利益。同時，對各位股東和公司員工一年來對監事會工作的關心、愛護、支援與幫助，致以崇高的敬意和衷心的感謝。

In 2006, the Board of Supervisors would apply at the General Meeting to revise and adjust the relevant parts in the *Articles of Association* and *Discussing Rules of Board of Supervisors*, carefully undertake its duties and responsibilities pursuant to the concerned regulations, legally undertake its authorities, gradually strengthen the supervision and examination to maintain the interests of all investors. In the same time, I hereby deliver my sincere respects and thanks to all shareholders and our staffs for their care, support and assistance to our work in the last year!

監事會主席
孫賈堯

二零零六年三月三十一日

Chairman of Board of Supervisors:
SUN Jia Yao

31 March 2006

企業管治報告書
Corporate Governance



本公司一直認真遵守中國證券監督管理委員會、上海證券交易所、香港聯交所的監管規定，並致力於公司治理結構的不斷完善。本公司已應用《企業管治常規守則》所規定之原則及遵守其條文。今後將繼續加強企業管治措施，增加對股東的透明度。

The Company has been always seriously abiding by the regulations and rules by China Securities Regulatory Commission, Shanghai Stock Exchanges and The Stock Exchange of Hong Kong Limited, committing to the continuous improvements of corporate governance structure. The Company has applied the stipulated principles in the *Code on Corporate Governance Practice* and followed the terms in it. It will continue to strengthen its measures on corporate governance and the transparency to its shareholders in future.

本公司所採納的企業管治措施如下：

The measures taken by the Company for corporate governance are as follows:

一. 董事會

I. Board of Directors

董事會負責監督本公司的業務和營運管理，以提高股東價值為宗旨。

The target of the Board of Directors is to supervise the Company's business and operational management, hence to increase its shareholders' value.

在董事長的領導下，董事會根據公司章程和董事會議事規則，制訂和審批本公司的發展和業務戰略、審批年度預算與決算、建議股息方案、批准公司的基本管理制度，以及監督管理層。本公司管理層以總裁為核心，負責本公司的日常營運管理。

Under the leadership of the Chairman, the Board of Directors is responsible for preparing, reviewing and approving the Company's development and business strategies, reviewing and approving its annual budget and final accounts, proposing dividends, and approving the fundamental management system as well as supervising the management, subject to the Articles of Association of the Company and the discussing rules of the Board of Directors. The management, led by the President, is responsible for the daily operational management of the Company.

根據《企業管治常規守則》和《上市公司治理準則》的要求，借鑒國際化大公司運作的模式，本公司於二零零五年六月順利完成董事會換屆選舉，第五屆董事會由十一名成員組成———董事長李桂榮先生及副董事長金志國先生，其餘三名執行董事為孫明波先生、劉英弟先生及孫玉國先生(均由本公司最大股東青島市國資委提名)；兩名非執行董事為副董事長伯樂思先生和董事馬爽先生(由本公司主要股東A-B公司提名)；四名獨立董事(由董事會提名)除楚振剛先生留任外，新增了付洋先生、李燕女士和潘昭國先生。報告期內監事會也成功進行了換屆選舉，孫賈堯先生、劉清遠先生、鐘明山先生、陳軍先生、鄭曉凡女士在年度股東大會當選為監事，另外，于嘉平先生、黃祖江先生、任增貴先生被推選為職工代表出任的監事，新一屆董事會、監事會由來自國內、美國、香港的啤酒、法律、金融、財務等領域的專家和學者組成，使董事、監事結構更加合理，為董事會、監事會及其工作帶來了各自寶貴的專業知識。目前，公司外部董事佔到董事會成員比例的1/2以上，獨立董事佔1/3以上，外部監事佔到監事會成員的1/2以上，在國內上市公司中走在了前列，法人治理結構的國際化水平也提高了一大步。


TM©
酒到，礼到，祝福到！
TSINGTAO
青島啤酒
激情成就梦想
Passion, dreams & success

The Company successfully set up the 5th Board of Directors in June 2005, under the requirements of *Code of Corporate Governance Practices* and *Code of Corporate Governance for Listed Companies in China*, as well as taking reference to the operational mode of large international companies. The new Board of Directors is comprised of 11 members — Mr. LI Gui Rong, the Chairman, Mr. JIN Zhi Guo, the Vice Chairman, and the other three Executive Directors: Mr. SUN Ming Bo, Mr. LIU Ying Di, and Mr. SUN Yu Guo (all three of them are nominated by the largest shareholder, the State-owned Assets Supervision and Administration Commission of Qingdao); two Non-executive Directors: Mr. Stephen J. BURROWS, the Vice Chairman, and Mr. Mark F. SCHUMM, the Director (nominated by the Company's principal shareholder A-B); and four Independent Directors (nominated by the Board of Directors): Mr. CHU Zhen Gang (re-elected), Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok (the latter three are newly appointed). In the report period, the new Board of Supervisors was also successfully set up, and Mr. SUN Jia Yao, Mr. LIU Qing Yuan, Mr. ZHONG Ming Shan, Mr. CHEN Jun, and Ms. Frances ZHENG were elected Supervisor at the Annual General Meeting, besides, Mr. YU Jia Ping, Mr. HUANG Zu Jiang and Mr. REN Zeng Gui were elected Supervisor as staff representative. The latest Board of Directors and Board of Supervisors are comprised of experts and scholars in the fields of brewery, law, finance and accounting from Mainland China, USA and Hong Kong, who bring their respective precious professional knowledge to the Board of Directors, Board of Supervisors and their work, and make the structure of Directors and Supervisors more reasonable. By so far, the Company's External Directors and Independent Directors are accounted to over 1/2 and over 1/3 respectively of the total number of the members of the Board of Directors, and the External Supervisors are accounted for over 1/2 of the total number of its members, which shows its leading position among the domestic listed companies, and a great step forward the internationalizing level of corporate governance structure.

所有新任董事在就任前均獲得任職須知(董事手冊),並接受後續監管法規的培訓。同時,為協助外部董事加深對啤酒行業及市場競爭的瞭解,公司在董事會換屆後適時組織新任董事到北京、深圳等地進行實地考察,瞭解子公司運行及市場運作情況。

All newly appointed Directors were provided with Notes to the Position (Director's Manual) before they stepped on the position and received subsequent training on laws and regulations. In the same time, to help the External Directors have a deep understanding over brewery industry and competition, the Company organized these newly-appointed Directors in an appropriate time to visit places such as Beijing and Shenzhen for site study to understand the operation of its subsidiaries and the local markets after the establishment of the new Board of Directors.

所有董事均與本公司訂立為期三年的服務協議,自二零零五年六月二十三日起生效。其中,獨立董事之任期不得超過兩屆(六年)。

All Directors entered into a 3-year service contract taking effect from 23 June 2005 with the Company, in which the service term of Independent Director should not exceed 6 years.


TSINGTA

董事長及總裁的角色

Roles as Chairman and President

本公司董事長為李桂榮先生、總裁為金志國先生。董事長和總裁實行分設,並未兼任。

Mr. LI Gui Rong is the Chairman, and Mr. JIN Zhi Guo is the President of the Company. The positions of Chairman and President of the Company are taken by two persons instead of by one person only.

董事長與總裁各有不同職責,透過職責分工達致本公司董事會與管理層的權力平衡,以確保其獨立性和問責性。

The Company realizes its balance between the Board of Directors and the management through providing different duties and responsibilities to the Chairman and the President respectively, to ensure their independence and accountability.

董事長領導董事會,確保其以本公司的最大利益為依歸。董事長負責決定每次董事會會議的議程,其中每次會議前征詢其他董事有無提案,並按情況考慮將其他董事的提議加入會議議程。此外,董事長亦負責引領和制定本公司業務的總體發展目標和戰略,並檢查董事會決議的實施情況。

The Board of Directors is under leadership of its Chairman to ensure the final and greatest interest of the Company. The Chairman is responsible for deciding the agenda of each Board meeting, consulting other Directors before the meeting for any proposals to be discussed in the meeting, and considering to include their proposals into the agenda depending on the situation. Besides, the Chairman should also be responsible for leading and determining the overall business development targets and strategies of the Company, and supervising the implementation of resolutions passed by the Board of Directors.

總裁則在副總裁的協助下督導本公司的日常業務營運、業務發展規劃與實施，並就本公司一切業務對董事會負責。總裁與各副總裁和各業務部門的管理層緊密合作，確保本公司的順利營運和發展。總裁須與董事長和所有董事保持聯繫，向其報告所有重大業務發展和事宜，並負責建立和維持有效率的管理團隊輔助其履行職責。

The President is required to supervise the Company's daily operation, planning and implementation of business development with the supports of the Vice Presidents, as well as be responsible for the Board of Directors on all business of the Company. The President should have close cooperation with all Vice Presidents and management of all departments to ensure the Company's smooth operation and development, keep contact with the Chairman and all other Directors to report all significant business development and matters, and be in charge of establishing and maintaining an efficient management team to provide assistance to fulfill his/her duty.

董事會對管理層的權力轉授，通過《董事會議事規則》和《總裁工作細則》予以明確。

The authority transfer from the Board of Directors towards the management should be expressly stated in the *Discussing Rules of the Board of Directors* and *Detailed Principles for Work of President.*

會議出席記錄

Meeting Attendance Record

董事會在二零零五年度共舉行定期會議六次，臨時會議一次，會議通知公司已提前14天發出，議案資料在合理的時間內送達各董事，下表顯示年內各董事於董事會及其委員會會議之出席記錄：

The Board of Directors totally held 6 regular meetings and 1 interim meeting in 2005. All Meeting Notices had been delivered to all Directors 14 days in advance, and the materials for discussion were sent to them in reasonable time. Set below is the attendance record of each Director of the Board and its committee meetings.

第四屆董事會出席記錄
Table of Meeting Attendance Record of the 4th Board of Directors

		董事會 Board of Directors	戰略與投資委員會 Strategy and Investment Committee	人力資源與公司治理委員會 HR and Corporate Governance Committee	審計與財務委員會 Audit and Finance Committee
會議次數	Numbers	3	1	2	2
董事姓名：	Name of Directors:				
李桂榮	LI Gui Rong	3	不適用N/A	不適用N/A	不適用N/A
金志國	JIN Zhi Guo	2	1	不適用N/A	不適用N/A
劉英弟	LIU Ying Di	3	不適用N/A	不適用N/A	不適用N/A
孫玉國	SUN Yu Guo	3	不適用N/A	不適用N/A	不適用N/A
伯樂思	Stephen J. BURROWS	1	不適用N/A	不適用N/A	不適用N/A
楚振剛	CHU Zhen Gang	1	1	2	2
譚禮寧	TAN Li Ning	1	0	0	0
伍海華	WU Hai Hua	3	不適用N/A	2	2
潘桂榮	PAN Gui Rong	2	不適用N/A	2	2

第五屆董事會出席記錄
Table of Meeting Attendance Record of the 5th Board of Directors

		董事會 Board of Directors	戰略與投資委員會 Strategy and Investment Committee	公司治理與薪酬委員會 Corporate Governance and Remuneration Committee	審計與財務委員會 Audit and Finance Committee
會議次數	**Numbers**	4	3	1	3
董事姓名：	Name of Directors:				
李桂榮	LI Gui Rong	4	不適用N/A	不適用N/A	不適用N/A
金志國	JIN Zhi Guo	4	2	不適用N/A	不適用N/A
伯樂思	Stephen J. BURROWS	3	0	不適用N/A	不適用N/A
孫明波	SUN Ming Bo	4	3	不適用N/A	不適用N/A
劉英弟	LIU Ying DI	3	不適用N/A	不適用N/A	不適用N/A
孫玉國	SUN Yu Guo	4	3	0	不適用N/A
馬爽	Mark F. SCHUMM	4	3	1	3
楚振剛	CHU Zhen Gang	3	2	1	2
付洋	FU Yang	3	不適用N/A	1	1
李燕	LI Yan	3	3	不適用N/A	3
潘昭國	POON Chiu Kwok	3	不適用N/A	1	3

審計與財務委員會

審計與財務委員會(「審計委員會」)由四名獨立董事與一名非執行董事組成，由李燕女士擔任主席，其他成員包括非執行董事馬爽先生及獨立董事楚振剛先生、付洋先生和潘昭國先生，均由董事會委任(原委員潘桂榮女士、伍海華先生及譚禮寧先生因任期屆滿而退任)。其中李燕女士擁有中國註冊會計師專業資格，具備財務和會計業務的經驗和能力。

審計委員會的職責範圍包括審閱本公司的中期及年度、季度財務報表、監督遵守法規及上市規則的情況，檢討及監察本公司所采納的會計原則及準則、財務申報過程及本公司的內部監控體系，以及進行審核。委員會亦負責監察本公司外聘核數師的委任及功能。

公司治理與薪酬委員會

公司治理與薪酬委員會(「薪酬委員會」)由獨立董事楚振剛先生、付洋先生及潘昭國先生和執行董事

Audit and Finance Committee

The Audit and Finance Committee ("Audit Committee") is comprised of 4 Independent Directors and 1 Non-executive Director including Ms. LI Yan, the Chairwoman, Non-executive Director Mr. Mark F. SCHUMM, and Independent Directors Mr. CHU Zhen Gang, Mr. FU Yang and Mr. POON Chiu Kwok (its former members Ms. PAN Gui Rong, Mr. WU Hai Hua and Mr. TAN Li Ning got retired for having fulfilled their terms). All members are appointed by the Board of Directors. Ms. LI Yan holds professional qualification as CCPA with experience and capability in financial and accounting business.

The Audit Committee is responsible for reviewing the Company's quarterly, interim and annual financial statements, supervising its compliance with laws, regulations and listing rules, reviewing and governing the accounting policies and principles applied by the Company, procedures of financial reporting and its internal control system, as well as auditing all aforesaid matters. The Committee is also responsible for governing the appointment of external auditors and their terms of reference.

Corporate Governance and Remuneration Committee

The Corporate Governance and Remuneration Committee ("Remuneration Committee") is comprised of the Independent Directors Mr. CHU Zhen Gang, Mr. FU Yang and Mr. POON

孫玉國先生、非執行董事馬爽先生組成，並由楚振剛先生擔任主席(原委員伍海華先生因其任期屆滿而退任)，均由董事會委任。

Chiu Kwok, the Executive Director Mr. SUN Yu Guo, and the Non-executive Director Mr. Mark F. SCHUMM, in which Mr. CHU Zhen Gang takes the position of Chairman (its former member Mr. WU Hai Hua got retired for having fulfilled his term). All members are appointed by the Board of Directors.

薪酬委員會於二零零五年度舉行了三次會議，就董事提名、薪酬釐定等相關事項進行了審議。出席情況載於會議出席記錄表。

The Remuneration Committee held 3 meetings in the year of 2005 to review and discuss the matters including nominating Directors and determining remuneration. For attendance record of its members, please refer to the above Table of Meeting Attendance Record.

薪酬委員會的主要職責包括：研究董事與高管人員薪酬制度，進行考核並向董事會提出建議；研究和審核董事及其他高管人員的薪酬方案；研究改善公司治理結構的方案。

The main roles of the Remuneration Committee includes: consider the remuneration system of the Directors and senior management, undertake appraisal and make suggestions to the Board of Directors; consider and review the remuneration scheme of the Directors and other senior management; consider the scheme to improve corporate governance structure.

戰略與投資委員會

Strategy and Investment Committee

公司戰略與投資委員會(「戰略委員會」)由副董事長金志國先生、伯樂思先生、執行董事孫明波先生、孫玉國先生及非執行董事馬爽先生和獨立董事李燕女士、潘昭國先生組成，並由金志國副董事長擔任主席(原委員雷納德先生因其任期屆滿而退任)，戰略委員會於二零零五年度舉行了四次會議。戰略委員會的主要職責是對公司長期發展戰略和重大投資決策進行研究並提出建議。年內該委員會已對安丘公司關閉處置、青啤二廠純生線改造及西安純生等項目進行審議並向董事會提供意見。

The Strategy and Investment Committee ("Strategy Committee") is comprised of the Vice Chairman Mr. JIN Zhi Guo and Mr. Stephen J. BURROWS, the Executive Directors Mr. SUN Ming Bo and SUN Yu Guo, the Non-executive Director Mr. Mark F. SCHUMM and the Independent Directors Ms. LI Yan and Mr. POON Chiu Kwok, while Mr. JIN Zhi Guo takes the position of Chairman (its former member Mr. David RENAUD got retired for having fulfilled his term). The Strategy Committee held 4 meetings in the year of 2005. Its main duty is to consider and make suggestion to the long-term development strategies and significant investing decision-making of the Company. Within the year, the Committee had held discussions and made comments to the Board of Directors over the deregistration of Tsingtao Brewery (Anqiu) Company Limited, re-structuring of draft beer line of Tsingtao Brewery No. 2, and installation of draft beer line in Tsingtao Brewery (Xi'an) Company Limited.



董事進行證券交易

Securities Transactions by Directors

本公司採納香港聯交所《證券上市規則》附錄10所載的《上市公司董事進行證券交易的標準守則》。董事會經向所有董事作出查詢後確認，截至二零零五年十二月三十一日止年度，本公司所有董事一直遵守香港聯交所上市規則附錄10所列載的標準守則。

The Company applies the *Model Code for Securities Transactions by Directors by Listed Issuers ("Model Code")* included in the Appendix 10 of *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")*. The Board of Directors confirms that, for the year ended on 31 December 2005, all Directors of the Company had been in compliance with the *Model Code* in the Appendix 10 of the *Listing Rules*.

董事對財務報表之責任

下文載述董事對財務報表之責任，應與本年報中闡明本公司核數師呈報職責的核數師報告一併閱讀，但兩者應分別獨立理解。

Director's Responsibilities to the Financial Statements

The following stated Director's responsibilities to the Financial Statements, should be read together with the Auditor's Report, which expressly stating the reporting responsibilities of the auditors of the Company, in the Annual Report, but should be understood separately.

財務匯報

根據管理層提供的充分財務資料，本公司董事會每年對年度、半年度及季度業績報告進行審議並批准對外披露。董事申明有責任就各財務年度，編製真實、公允的反映本公司經營情況之財務報表。

Financial Reporting

The Board of Directors holds annual review and discussion over annual, interim and quarterly results based on the substantial financial information provided by its management, and approves the disclosure to the public. The Directors acknowledge their responsibilities for the preparation of the financial statements which give a true and fair view of the Company's operations for the fiscal years.

外聘審計師

本公司續聘普華永道中天會計師事務所及羅兵咸永道會計師事務所為二零零五審計年度境內及國際審計師，審計服務年限1年。該會計師事務所已為本公司提供了4年的審計服務。二零零五年度，本公司應向普華永道中天會計師事務所和羅兵咸永道會計師事務所支付其年度審計工作的酬金為港幣565萬元。

External Auditor

The Company extended the service term of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as its domestic and international auditor for 1 year. They have provided auditing services to the Company for 4 years. For the year of 2005, the Company should pay HKD5,650,000 to PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers for their full-year auditing work.

內部監控及風險管理

董事會對本公司內部監控系統的效用負責。董事會審計與財務委員會每年一次對公司及附屬公司的財務及內部監控系統進行檢討，認為公司目前的內部監控系統基本上有效、規範。同時，公司監事會也對公司財務運作進行監督。

Internal Control and Risk Management

The Board of Directors takes the responsibility of the effectiveness of the Company's internal control system. The Audit and Finance Committee reviews the financial and internal control system for the Company and its subsidiaries once a year, and believes its current internal control system is basically effective and compliant. At the same time, the Board of Supervisors also makes supervision over the financial operation of the Company.

二. 監事會

本公司監事會是公司法人治理結構的重要組成部分，負責對公司董事會及高管人員履行職責的情況進行監督，及檢查公司財務運作情況等工作。

II. Board of Supervisors

The Board of Supervisors is an important part of the corporate governance structure of the Company, which is responsible for supervising members of the Board of Directors and senior management on undertaking their duties and responsibilities, checking the financial operations for the Company, and etc.

三. 與股東保持良好溝通

董事會就本公司的業績表現及業務發展向本公司股東做出充分的披露，並充分瞭解與全體股東維持良好關係與溝通的重要性。透過刊發公司公告、年報、中期報告、季度報告及股東通函等方式，按時

III. Effective Communications with Shareholders

The Board of Directors makes sufficient disclosure to its shareholders on the performance and business development of the Company, and fully understands the importance of sound relationship and effective communications with all

向股東披露有關資訊。董事會認為股東年會為與股東直接對話的主要渠道，本公司H股股東可獲寄發股東年會通告以及就特別事項(如修訂公司章程及選舉董事會成員)發出的說明文件或通函。本公司全體董事均出席於二零零五年六月召開的二零零四年度股東年會，並認真回答與會股東的提問。

同時，本公司股東年會批准對公司章程作出修訂，將國內監管機構有關保護投資者合法權益、進一步規範公司治理及加強投資者關係工作等新要求寫入公司章程；另外將公司《股東大會議事規則》、《董事會議事規則》及《監事會議事規則》作為公司章程的附件，經股東年會批准後實施，完善了公司內部治理制度的建設，保證了公司法人治理機構的規範運作。

投資者關係

董事會瞭解與投資者建立良好關係至為重要。本公司與機構投資者及分析員已建立了良好的溝通渠道，及時向其介紹本公司的業務表現。二零零五年，本公司在公佈全年業績後舉行了發布會和路演，並不時接待分析員及投資者來訪和舉行電話會議，藉此向他們介紹本公司業務最新發展的情況。本公司亦獲邀參加由海外和國內證券金融機構舉辦的各種大型投資論壇會議，並與投資者進行廣泛的交流和溝通，二零零五年度共參加該等會議六次，舉行單對單會議一百二十餘場次，提升了公司透明度。本公司於二零零五年度的業績公佈及其他公告均可在香港聯交所及本公司網站查閱。

shareholders. It releases timely information to the shareholders through publishing the announcements, annual reports, interim reports and quarterly reports, notices to shareholders. The Board of Directors believes that, the Annual General Meeting is a main channel of direct dialogue with its shareholders. All H-share shareholders of the Company can obtain Notice of Convening Annual General Meeting, Interpretation Documents or Notice over Specific Issues (i.e. revision of the Articles of Association and election members of Board of Directors, etc.) by post. All Directors attended the 2004 Annual General Meeting held in June 2005 and seriously answered questions from the shareholders who attended the Meeting.


DRAFT BEER
青島啤酒
TSINGTAO
純生
净含量:600ml

Meanwhile, the Annual General Meeting approved to revise the Articles of Association for the Company by including some new provisions, as required by the national regulatory bodies, concerning protecting investors' legal rights and interests, further standardizing corporate governance and strengthening investor relations; incorporating the *Discussing Rules of General Meeting, Discussing Rules of Board of Directors* and *Discussing Rules of Board of Supervisors* into the Articles of Association as appendices, and implementing it after obtaining approval from the Annual General Meeting, hence to improve the construction of the Company's internal governance system to ensure its compliant operations.

Investor Relations

The Board of Directors understands that, it is extremely important to establish good relations with investors. The Company has established a good communicating channel with investors and analysts to present its business performance to them in time. In 2005, the Company held briefings and road-shows after annual results announcement, and provided the analysts and investors with the updated information of the Company's business development by hosting their visits and holding conference calls. The Company was also invited to attend large-scale investment forums and conferences held by domestic and overseas securities and financial institutes, in which it made broad talks and communications with the investors. For the year of 2005, it improved its transparency to the public by totally attending 6 conferences of this kind, and holding over 120 one-to-one meetings. For the annual results for 2005 and other announcements, please visit the website of The Stock Exchange of Hong Kong Limited or our Company.

一. 中國啤酒市場概況
Profile of Beer Market in China

1. **二零零五年中國啤酒市場簡況**
Profile of Beer Market in China in 2005

- 啤酒產銷量持續增長，全年實現產量3,062萬千升，同比增長5.2%，連續四年居世界第一；
The annual output further increased 5.2% to 306.2 million hl, the largest in the world for 4 years in a row;

- 各省份啤酒產銷量增長不均衡，個別地區增長趨緩，產能卻不斷增大，市場競爭加劇；
The output growth is not in balance among all provinces. In some regions, the growth gets slower but its output is increasing, which triggers the market competition;

- 外資並購力度加大，過高的溢價制約了國內大企業的並購步伐；
The foreign companies are strengthening mergers and acquisitions (M&A), but their premium is too high so that blocks the domestic large enterprises to step forward M&A;

- 原材料、能源及運輸等價格的上升，影響了企業毛利率的提高；
The rising prices of raw materials, energy, transportation, and etc., affects the growth of gross profit;

- 出口市場持續下降，國際市場開拓困難。
Continuous drop of export, and hard to develop in the overseas markets.

2. **近七年中國啤酒行業產量變動**
Changes of Output of China Brewery Industry in Recent 7 years


產量
增長率
2088
2231
2274
2387
2540
2910
3062
5.1%
6.8%
2.0%
5.0%
6.4%
14.6%
5.2%
1999
2000
2001
2002
2003
2004
2005

3. **二零零五年中國十大啤酒生產商**
Top 10 Breweries in China in the Year of 2005

Unit: million hl


產銷量
40.8
39.5
31.2
15.8
14.1
12.1
8.4
5.6
5.2
青島啤酒股份有限公司 Tsingtao Brewery Company Limited
華潤啤酒集團 China Resource Snow Breweries
燕京啤酒集團 Yanjing Brewery Group
河南金星啤酒集團 Henan Kingstar Brewery Group
重慶啤酒集團 Chongqing Beer Brewery
哈爾濱啤酒 Harbin Brewery Group Ltd.
珠江啤酒集團 Zhujiang River Brewery Group
雪津啤酒集團 Fujian Sedrin Brewery Company
三得利啤酒集團 Sandeli Brewery Group
金威啤酒集團 Shenzhen Kingway Brewery Co., Ltd.

資料來源：中國釀酒工業協會啤酒分會統計信息中心
Resource: Statistics Center of Beer Sub-Association of China Alcoholic Drinks Industry Association

二. 青島啤酒股份有限公司發展概況
Development of Tsingtao Brewery Company Limited

1. **近10年公司產銷量增長趨勢**
The Growth of Output in Recent 10 years


3.55
4.15
5.57
10.7
18.6
25.1
30.2
32.6
37.1
40.8
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
年度

2. 二零零五年分地區啤酒銷量
Sales Volume of Beer in Geographical Regions in 2005


合計 Total: 37.1
同比增長 Y-o-Y Growth
合計 Total: 40.8
12.3
10.6
6.4
7.9
6.6%
16%
10.9%
24.1%
13
12.3
5.7
9.8
2004
2005
華南地區 South China
華北地區 North China
山東(不含青島) Shandong (excluding QingdaoBrand
青島 Qingdao

3. 二零零五年產品結構情況
Product Structure in 2005


合計 Total: 37.1
同比增長 Y-o-Y Growth
合計 Total: 40.8
11.7
9.2
16.2
13.7%
47.8%
14.2%
13.3
13.6
13.9
2004
2005
主品牌 The Principal Brand
第二品牌 The Secondary Brands
其他品牌 Other Brands

4. 出口情況
Export


合計 Total: 0.54
合計 Total: 0.51
0.12
0.09
0.33
0.12
0.09
0.3
2004
2005
歐洲市場 Europe
北美市場 North America
東南亞市場 South-east Asia

5. 母公司生產成本結構
Structure of Production Cost of Parent Company


2.3
18.1
13.3
4.4
0.6
0.3
1.0
4.2
55.8
2004
麥芽 Malt
大米 Rice
酒花 Hop
水 Water
輔助材料 Auxiliary Materials
能源 Energy
包裝材料 Packaging Materials
直接工資 Direct Salary
製造費用 Production Expenses
2.0
17.0
12.7
4.6
0.6
0.2
1.0
4.2
57.7
2005

6. 二零零六年生產經營目標
Production and Operational Targets for 2006

- 力爭實現啤酒銷量440萬千升，其中主品牌和第二品牌達到70%。
  Strive to realize sales volume of beer of 44 million hl, in which the principal brand and secondary brands would reach 70% of it.

- 以國際化大公司為目標，以組織變革推進公司的戰略轉型，加強品牌推廣力度，擴大公司的市場佔有率，提高盈利水平。
  Aim to be an international great company, promote the strategic transformation through organizational reform, strengthen the brand promotion, increase market share, and improve the profitability.

董事、監事和高級管理人員簡介
Profiles of Directors, Supervisors and Senior Management



李桂榮先生
Mr. LI Gui Rong

金志國先生
Mr. JIN Zhi Guo

Mr. Stephen J.
BURROWS

孫明波先生
Mr. SUN Ming Bo

劉英弟先生
Mr. LIU Ying Di

孫玉國先生
Mr. SUN Yu Guo



Mr. Mark F.
SCHUMM

楚振剛先生
Mr. CHU Zhen Gang

付洋先生
Mr. FU Yang

李燕女士
Ms. LI Yan

潘昭國先生
Mr. POON Chiu Kwok



孫賈堯先生
Mr. SUN Jia Yao

于嘉平先生
Mr. YU Jia Ping

黃祖江先生
Mr. HUANG Zu Jiang

任增貴先生
Mr. REN Zeng Gui

鄭曉凡女士
Ms. Frances ZHENG



劉清遠先生
Mr. LIU Qing Yuan

鐘明山先生
Mr. ZHONG Ming Shan

陳軍先生
Mr. CHEN Jun

樊偉先生
Mr. FAN Wei

嚴旭女士
Ms. YAN Xu



張學舉先生
Mr. ZHANG Xue Ju

曹向東先生
Mr. CAO Xiang Dong

姜宏女士
Mr. JIANG Hong

張安文先生
Mr. ZHANG An Wen

袁璐女士
Ms. YUAN Lu

董事、監事和高級管理人員簡介
Profiles of Directors, Supervisors and Senior Management

董事

李桂榮先生，現年66歲，本公司董事長。李先生曾任青島市計劃委員會副主任、主任等職務，九六年六月加盟本公司並出任董事長。李先生多年從事企業管理和經濟管理工作，熟悉國家有關經濟政策、法規，在企業管理和經營決策方面有豐富的經驗。李先生具有總攬全局的戰略眼光和駕馭全局的能力，對推進公司法人治理結構和發展戰略的提升起了決定性的作用。李先生同時兼任青島啤酒集團有限公司董事長一職。

金志國先生，現年49歲，本公司副董事長、總裁，高級經濟師，中歐國際工商學院EMBA畢業。金先生於一九七五年進入本公司前身青島啤酒廠工作，歷任職員、動力處處長，一九九四年任啤酒一廠廠長助理，一九九六年十月出任青啤西安有限責任公司總經理，二零零零年八月任本公司總經理助理，二零零一年八月任青啤公司總經理。金先生有近三十年啤酒企業經營管理經驗，對青啤管理模式和企業文化進行創新式發展，尤其是在打造公司團隊學習能力，組織落實公司發展戰略以及推動公司整合和組織變革方面發揮了重要作用。金先生同時兼任青島啤酒集團有限公司副董事長一職。



Directors:

Mr. LI Gui Rong, aged 66, is the Chairman of the Board of Directors of the Company. Mr. LI ever served as Deputy Director, Director in Qingdao Planning Commission before he joined the Company as Chairman in June 1996. Mr. LI has worked with corporate and economic management for many years, which helps him be familiar with the relevant State economic policies, laws and regulations, and obtain rich experience in corporate management and operational decision-making. With his strategic insights and commanding capacity on an overall basis, Mr. LI plays an ultimate role in promoting the Company's corporate governance structure and improving the development strategies. Besides, Mr. LI is also the Chairman of Tsingtao Brewery Group Company Limited.

Mr. JIN Zhi Guo, aged 49, is the Vice Chairman, President, and Senior Economist of the Company with EMBA from China Europe International Business School (CEIBS). Mr. JIN joined Tsingtao Brewery Factory, the predecessor of the Company, as general staff in 1975, and later, Head of Power Dept. He took the position of Assistant to Factory Manager of Tsingtao Brewery No. 1 in 1994, General Manager of Tsingtao Brewery (Xi'an) Company Limited in October 1996, Assistant to the General Manager of the Company in August 2000, and General Manager of the Company in August 2001. With over 30 years' experience in operation and management in brewery business, Mr. JIN plays an important role in developing managing mode and corporate culture in an innovative manner, especially in molding the team study capacity, implementing the development strategies and promoting the integration and organizational reform of the Company. Mr. JIN is also the Vice Chairman of Tsingtao Brewery Group Company Limited.

Mr. Stephen J. Burrows，現年54歲，本公司副董事長、非執行董事，美國密蘇里州Lindenwood大學工商管理碩士。Mr. Burrows現任美國安海斯一布希國際公司首席執行官和總裁、A-B公司戰略委員會成員。歷任A-B公司美國西南部地區銷售副總裁、消費者意識和教育副總裁、品牌管理副總裁等職務，負責「百威」品牌和A-B公司其他啤酒品牌在全美國和各地區的廣告、銷售、包裝、研究和其他的市場發展活動，有二十餘年的啤酒企業經營管理及市場運作經驗。

Mr. Stephen J. BURROWS, aged 54, is the Vice Chairman and Non-executive Director of the Company with MBA from Lindenwood University in Missouri, USA. He is currently the CEO and President of Anheuser-Busch International, Inc. as well as member of Strategic Committee of A-B. Mr. BURROWS has over 20 years' experience in operational management and market operations of brewery business after working for A-B as Vice President (Sales) in South-western Region in USA, Vice President (Consumer Consciousness and Education), Vice President (Brand Management), and being responsible for the advertising, sales, packaging, research and other activities for market development in different regions and throughout USA for "Budweiser" and other beer brands in A-B.

孫明波先生，現年49歲，本公司執行董事、常務副總裁，同濟大學管理學博士。孫先生曾任本公司啤酒一廠副廠長、總工程師，本公司總經理助理兼副總工程師，具有豐富的啤酒企業生產、技術管理及戰略發展經驗，負責組織了公司與A-B公司戰略聯盟的談判和實施，統籌策劃了公司的重大資產重組和購並項目，在戰略管理理論方面有很深造詣，擁有工程系列應用研究員職稱。

Mr. SUN Ming Bo, aged 49, is the Executive Director and Executive Vice President of the Company with Doctor's Degree of Management from Tongji University. Mr. SUN ever took the position of Deputy Factory Manager and Chief Engineer of Tsingtao Brewery No. 1, Assistant to the General Manager & Vice Chief Engineer of the Company. Mr. SUN took in charge of organizing the negotiation and implementation over the strategic alignment between the Company and A-B, overall planning of the significant asset restructuring and projects of M&A for the Company with substantial experience in production, technical management and strategic development in the brewery business. Mr. SUN obtained title of Applicable Researcher of Engineering with profound accomplishments in the theory of strategic management.

劉英弟先生，現年49歲，本公司執行董事，高級工程師。劉先生曾任青島啤酒一廠副廠長、本公司副總經理，在企業生產、技術和管理等方面，具有二十多年的豐富經驗，並負責組織推進了公司的管理現代化和信息化建設。劉先生同時兼任青島啤酒集團有限公司董事、執行總裁等職務。

Mr. LIU Ying Di, aged 49, is the Executive Director and Senior Engineer of the Company. Mr. LIU was ever the Deputy Factory Manager of Qingdao Brewery No. I , and Deputy General Manager of the Company. He has over 20 years' experience in corporate production, technology, management, and etc., and takes responsibility to organize and promote the modernization and information construction for the Company's management. Mr. LIU is also the Director and Executive President of Tsingtao Brewery Group Company Limited.

孫玉國先生，現年51歲，本公司執行董事、副總裁兼總會計師。孫先生曾任青島市財政局副處長、市國有資產管理局處長。孫先生在企業和政府部門從事財務工作二十多年，具有豐富的財務管理和資本運作經驗，擁有註冊會計師和註冊評估師資格。二零零五年二月，孫先生作為山東省唯一入圍人選當選「首屆中國CFO十大年度人物」。

Mr. SUN Yu Guo, aged 51, is the Executive Director, Vice President & General Accountant of the Company. Mr. SUN ever worked as Deputy Department Head in Finance Bureau of Qingdao, and then Department Head in State-owned Assets Administration of Qingdao. Mr. SUN had been doing financial work in the governmental departments for over 20 years with qualification of CPA and CPV (Certified Public Valuator), which brought him rich experience in financial management and capital operations. In February 2005, Mr. SUN won the awards of "Top 10 CFO in China" as the only successful candidate from Shandong Province.


TSINGTAO
TM©
酒到,礼到,祝福到!
TSINGTAO
青島啤酒
激情成就梦想
Passion, dreams & success

Mr. Mark F. Schumm,現年50歲,本公司非執行董事,美國密執根大學工商管理碩士,主修財政金融。Mr. Schumm現任安海斯 — 布希國際公司中國業務發展副總裁。Mr. Schumm在啤酒行業有20多年的經驗,在A-B公司曾負責公司規劃及國際業務發展工作,並在財會、金融、出口、歐洲及加拿大地區的產品品牌管理,在日本實地經營管理以及亞洲業務的開拓發展方面有豐富的經驗。

楚振剛先生,現年57歲,本公司獨立董事,高級經濟師,南開大學EMBA畢業。楚先生現任青島市企業發展投資公司總經理,曾任青島市燃料公司副經理,青島市經濟委員會處長,青島市經委副主任、青島市市南區副區長等職,具有二十餘年企業管理和經濟管理經驗。楚先生同時擔任青島朗訊科技通訊設備有限公司董事及青島黃海橡膠股份有限公司副董事長等職務。

付洋先生,現年56歲,本公司獨立董事。付先生為中國國際經濟貿易仲裁委員會仲裁員、北京市康達律師事務所合夥人、主任、中信國安信息產業股份有限公司獨立董事。付先生曾任全國人大法制工作委員會經濟法室副主任,第三、四、五屆中華全國律師協會副會長,主要參加過經濟合同法、涉外經濟合同法、礦產資源法、藥品管理法、公司法、環保法等40餘部法律的制訂工作。

Mr. Mark F. SCHUMM, aged 50, is the Non-executive Director of the Company. He obtained MBA from principal Major of Finance at University of Michigan, USA. Mr. SCHUMM is currently the Vice President (China Business Development) of Anheuser-Busch International, Inc. In the past 20 years, Mr. SCHUMM worked for A-B to be responsible for the corporate planning and development of international business, as well as the accounting, finance, export, brand management for their products in Europe and Canada, and obtained rich experience in site operational management in Japan as well as business development in Asia.

Mr. CHU Zhen Gang, aged 57, is the Independent Director of the Company, and Senior Economist with EMBA from Nankai University. He is the General Manager of Qingdao Enterprise Developing & Investing Co., Ltd. Mr. CHU was ever the Deputy Manager of Qingdao Fuel Co., Ltd., Department Head and Deputy Director of Qingdao Economy Commission, Vice Head of Government of Shinan District of Qingdao, with over 20 years' experience in corporate and economic management. Mr. CHU is also the Director of Lucent Technologies Qingdao Communications Systems, Ltd., Vice Chairman of Qingdao Yellow Sea Rubber Co., Ltd., and etc.

Mr. FU Yang, aged 56, is the Independent Director of the Company. He is the Arbitrator of China International Economic and Trade Arbitration Commission, Partner and Director of Kang Da Law Firm in Beijing, Independent Director of CITIC Guoan Information Industry Co., Ltd. Mr. FU also served as Deputy Director of the Economic Law Office in the Commission of Legislative Affairs of NPC, as well as Vice President of 3rd, 4th and 5th All China Lawyers Association. He participated in preparation of over 40 laws such as *Economic Contract Law, Law on Economic Contracts Involving Foreign Interest, Mineral Resources Law, Law on the Administration of Drugs, Company Law*, and *Environmental Protection Law*.

李燕女士，現年49歲，本公司獨立董事。李女士現任中央財經大學財政與公共管理學院教授、財政系主任、碩士生導師、中國財稅法學研究會理事。李女士擁有註冊會計師專業資格，並為中國註冊會計師協會非執業會員。李女士主編了國家級重點教材《政府預算的理論與實務》等教材、專著20餘部，並主持了國家社會科學基金課題《公共服務提供機制構建研究—基於公共財政研究視角》和參與了國務院國資委《國有資本經營預算研究》、財政部《政府採購制度研究》、教育部《社會保障資金籌集、使用、運營》、中國法學會《財稅宏觀調控及其立法研究》等多項國家級、部委級課題的研究，發表學術論文多篇，並多次獲獎。

Ms. LI Yan, aged 49, is the Independent Director of the Company. She is the Professor in School of Public Finance and Administration, Dean of Finance Dept. and Tutor for Postgraduates at Central University of Finance and Economics, and member of China Finance and Taxation Law Society. Ms. LI is the Non-profession Member with CPA certificate of The Chinese Institute of Certified Public Accountants. She edited as Editor-in-chief over 20 textbooks and professional works including a State key textbook *The Theory and Practice of Government Budget*, and furthermore, hosted *Research on Public Services Supplying Mechanism Construction — Research on Public Finance*, the subject of the National Social Science Fund, participated in the research of the State or Ministry subjects and published the relevant papers on them and by which won some awards. These subjects are: *Research on State-owned Capital Operational Budget* for the State-owned Assets Supervision and Administration Commission of the State Council, *Research on Governmental Purchasing System* for Ministry of Finance, *Collection, Utilization and Management of Social Security Fund* for Ministry of Education, and *Research on Macro-control and Legislation of Financial Taxes* for China Law Society.

潘昭國先生，現年43歲，本公司獨立董事。潘先生現任粵海證券有限公司董事總經理及企業融資部主管。潘先生在金融及證券業已從業19年，於上市監管、商業銀行及投資銀行方面擁有廣泛資深的經驗，曾負責過多宗在香港聯交所上市融資的大型交易。潘先生擁有國際會計學碩士學位、法律(榮譽)學士及商業學(榮譽)學士學位，並分別為香港證券專業學會會員、英國特許秘書及行政人員公會及香港公司秘書公會會員。潘先生目前亦在三家香港交易所主板上市公司中擔任獨立董事，其中包括深圳中航實業股份有限公司。

Mr. POON Chiu Kwok, aged 43, is the Independent Director of the Company. He is the Director of Corporate Finance Dept. & Managing Director of Guangdong Securities Limited. Mr. POON has broad experience in listing governance, commercial banking and investment banking after 19 years' work in the field of finance and securities. He ever participated in a couple of great transactions of financing for listing on The Stock Exchange of Hong Kong Limited. Other than his Maser's Degree of International Accounting, Bachelor's Degree (Honorable) of Law and Bachelor's Degree (Honorable) of Commerce, Mr. POON is also the Member of The Hong Kong Securities Institute, The Institute of Chartered Secretaries and Administrators (ICSA), and The Hong Kong Institute of Chartered Secretaries. At present, Mr. POON is also the Independent Director of the three main board listed companies in The Stock Exchange of Hong Kong Limited in which including CATIC Shenzhen Holdings Limited.

監事

Supervisors

孫賈堯先生，現年56歲，本公司監事會主席，高級政工師，山東工學院工業企業管理專業畢業，大專文化程度。孫先生目前兼任青島益青國有資產控股公司監事會主席，青島流亭國際機場公司監事會主席，青島啤酒集團有限公司監事會主席。孫先生曾

Mr. SUN Jia Yao, aged 56, is the Chairman of the Board of Supervisors of the Company, and Senior Human Relations Coordinator. He graduated from Major of Industrial Corporate Management at Shandong Institute of Technology. Mr. SUN is also the Chairman of the Board of Supervisors of Qingdao Yiqing State-owned Assets Holdings Company, Qingdao Liuting International Airport Company, and Tsingtao Brewery

任青島毛巾廠黨委副書記、台東區政府副區長、青島市紡織總公司董事，熟悉企業管理及經濟管理。一九九九年起，先後被市政府委派擔任青島凱聯(集團)有限責任公司和青島(香港)華青發展有限公司專職監事會主席，積累了豐富的監事會運作經驗。

Group Company Limited. Mr. SUN ever served as Deputy Secretary to the Party of Qingdao Towel Factory, Deputy Head of Government of Taidong District of Qingdao, and Director of Qingdao Textile Corporation, which helped him be familiar with corporate and economic management. Since 1999, Mr. SUN has accumulated considerable experience in operating Board of Supervisors through taking the position as full-time Chairman of Board of Supervisors of Qingdao Kailian (Group) Corporation Limited and Qingdao (Hong Kong) Huaqing Development Co., Ltd. under assignment by the People's Government of Qingdao.

于嘉平先生，現年43歲，本公司監事，中歐國際工商學院EMBA畢業。于先生現任本公司總裁助理、運營管理總部部長。于先生曾任青島啤酒麥芽廠副廠長、啤酒二廠廠長、青島啤酒廠廠長等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. YU Jia Ping, aged 43, is the Supervisor of the Company with EMBA from China Europe International Business School (CEIBS). He is currently the Assistant to the President & Head of Operations Management Dept. of the Company. Mr. YU ever took positions of Deputy Factory Manager of Tsingtao Brewery Malt Factory, Factory Manager of Tsingtao Brewery No. 2, and Factory Manager of Tsingtao Brewery Factory, which brought him rich experience in corporate management after years of work for internal corporate management.

黃祖江先生，現年40歲，本公司監事，南開大學EMBA畢業。黃先生現任本公司青島啤酒二廠廠長，曾任青島啤酒二廠釀造車間主任、生產計劃處處長、廠長助理、副廠長，深圳青島啤酒朝日有限公司董事、副總經理等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. HUANG Zu Jiang, aged 40, is the Supervisor of the Company with EMBA from Nankai University. He is currently the Factory Manager of Tsingtao Brewery No. 2. Mr. HUANG ever worked as Director of Brewing Workshop, Head of Production Planning Dept., Assistant to the Factory Manager and Deputy Factory Manager of Tsingtao Brewery No. 2, as well as Director, Vice General Manager of Shenzhen Tsingtao Beer Asahi Company Limited. Mr. HUANG accumulates substantial experience in corporate management after having worked for the internal corporate management for years.

任增貴先生，現年42歲，本公司監事，中國對外經濟貿易大學MBA課程班畢業，擁有會計師職稱。任先生現任本公司審計總部部長，曾任本公司青島啤酒第五有限公司財務總監、監事會辦公室審計處處長。從事財務工作近20年，有豐富的企業財務管理及審計工作經驗。

Mr. REN Zeng Gui, aged 42, is the Supervisor of the Company with MBA from University of Foreign Business and Economics, and holds title of Accountant. He is the Head of Audit Dept. of the Company. Mr. REN was ever the Finance Director of Tsingtao Brewery No. 5 Company Limited, and Head of Audit Dept. under Office to the Board of Supervisors. He has been working with financial and auditing affairs for nearly 20 years, which brought him substantial experience in corporate finance management and auditing.

鄭曉凡女士，現年43歲，本公司監事，美國賓西法尼亞州伊思坦大學工商管理碩士。鄭女士現任安海斯-布希亞洲公司財務總監。鄭女士在美國、香港等地的國際性企業工作多年，經驗豐富，工作範圍

Ms. Frances ZHENG, aged 43, is the Supervisor of the Company. She obtained MBA from Eastern University of Pennsylvania, USA. She is currently the Finance Director of Anheuser-Busch Asia, Inc. Ms ZHENG has worked for

包括業務發展、稅務籌劃及投資咨詢等專業服務，以及公司規劃、財務分析和企業管理。

劉清遠先生，現年57歲，本公司監事，畢業於青島化工學院。劉先生現任山東天和人律師事務所主任。劉先生曾任青島市市南區律師事務所律師，具有長期的法律工作經驗。

鐘明山先生，現年54歲，本公司監事，高級會計師，大專文化程度。鐘先生現任山東德盛有限責任會計師事務所所長，歷任財務科長、青島會計師事務所副所長、青島市財政駐廠員處副主任。長期從事財務工作，擁有證券業特許註冊會計師執業資格。

陳軍先生，現年38歲，本公司監事，山東大學工商管理碩士。陳先生現任中信萬通證券有限責任公司總經理。歷任人民日報社事業發展部主任助理，中信證券山東投資銀行部經理，主要從事投資銀行業務。


TSINGTAO

高級管理人員

樊偉先生，現年46歲，本公司總釀酒師，江南大學碩士研究生畢業。樊先生曾任本公司青島啤酒二廠副廠長、總工程師等職，有豐富的啤酒企業生產、科研及技術管理經驗，擁有工程系列應用研究員職稱。

嚴旭女士，現年41歲，本公司副總裁兼深圳青島啤酒華南營銷有限公司董事長，亞洲(澳門)國際公開大學EMBA畢業。嚴女士曾任珠江啤酒集團總經理助理、董事兼副總經理，一九九九年一月加盟本公司。嚴女士長期從事啤酒銷售及市場管理工作，具有豐富的市場營銷經驗。

international companies in USA and Hong Kong for years, focusing on the professional services including business development, taxation planning and investment consultation other than corporate planning, financial analysis and corporate management.

Mr. LIU Qing Yuan, aged 57, is the Supervisor of the Company. Mr. LIU graduated from Qingdao Institute of Chemical Engineering. He is currently the Director of Shandong Tianheren Law Firm. He was ever the lawyer of Qingdao Shinan District Law Firm with substantial experience in legal affairs.

Mr. ZHONG Ming Shan, aged 54, is the Supervisor of the Company and Senior Accountant. He is currently the Head of Shandong Desheng CPA Ltd. Mr. ZHONG has a long history in financial work with Profession Qualification of Chartered CPA in Securities Sector after having served as Head of Finance Section, Vice Head of Qingdao CPA Services, and Deputy Director of Plant Representative Dept. of Qingdao Finance Bureau.

Mr. CHEN Jun, aged 38, is the Supervisor of the Company with MBA from Shandong University. He is currently the General Manager of CITIC Wantong Securities Co., Ltd. Mr. CHEN was ever the Assistant to the Director of the Dept. of Business Development of *People's Daily*, Manager of Dept. of Investment Banking of CITIC Wantong Securities Co, Ltd. (Shandong), focusing on the business of investment banking.

Senior Management

Mr. FAN Wei, aged 46, is the Chief Brewer of the Company. Mr. FAN graduated with a Master's Degree from Southern Yangtze University. He ever took the position of Deputy Factory Manager and Chief Engineer of Tsingtao Brewery No. 2. He has rich experience in production, scientific research and technical management in a brewery with title of Applicable Researcher of Engineering.

Ms. YAN Xu, aged 41, is the Vice President of the Company & Chairman of Tsingtao Brewery (South China) Sales Company Limited. Ms. Yan graduated from Asia International Open University (Macau) with EMBA. She was ever the Assistant to the General Manager, Director & Deputy General Manager of Zhujiang River Brewery Group Company before she joined the Company in January 1999. Ms. YAN has rich experience in marketing as she has been focusing on beer sales and market management for many years.

張學舉先生，現年51歲，本公司副總裁。張先生曾任本公司財務負責人、董事會秘書、銷售公司總經理，具有多年的啤酒企業管理和市場營銷經驗。

曹向東先生，現年54歲，本公司副總裁兼上海青島啤酒華東營銷有限公司董事長。曹先生曾任青啤二廠處長、廠長及青啤一廠廠長、本公司總經理助理等職，具有長期的啤酒企業經營管理經驗。

姜宏女士，現年49歲，本公司副總裁，高級經濟師，南開大學EMBA畢業。姜女士歷任本公司生產部部長、青島啤酒二廠廠長、本公司監事、企業管理部部長、總裁助理等職，具有豐富的啤酒企業生產和管理經驗。

張安文先生，現年48歲，本公司副總裁兼青島啤酒西安漢斯集團有限公司董事長，陝西工商管理學院EMBA畢業。張先生歷任青島啤酒西安有限責任公司總經辦主任、副總經理、總經理等職，具有豐富的啤酒企業生產和管理經驗。

袁璐女士，現年50歲，本公司董事長助理、董事會秘書。袁女士歷任本公司董事會秘書室主任、董事會秘書。長期從事公司董事會秘書及投資者關係管理工作，參與了公司多項資本運作項目的策劃、談判及實施，在公司法人治理結構建設和上市公司運作方面具有豐富的經驗。二零零五年袁女士榮獲「首屆中國上市公司金牌董秘」稱號。


TM©
酒到,礼到,祝福到!
TSINGTAO
青島啤酒
激情成就梦想
Passion,dreams & success

Mr. ZHANG Xue Ju, aged 51, is the Vice President of the Company. Mr. ZHANG was ever the Financial Officer, Secretary to the Board of Directors of the Company, and General Manager of Sales Company He has years of experience in management of brewery business and marketing.

Mr. CAO Xiang Dong, aged 54, is the Vice President of the Company & Chairman of Shanghai Tsingtao Brewery (East China) Sales Company Limited. He has substantial experience in operating and managing brewery business after having served as Department Head, Factory Manager of Tsingtao Brewery No. 2, Factory Manager of Tsingtao Brewery No. 1, Assistant to the General Manager of the Company, and etc.

Mr. JIANG Hong, aged 49, is the Vice President of the Company and Senior Economist with EMBA from Nankai University. She has rich experience in production and management in brewery business after having served as Head of Production Dept. of the Company, Factory Manager of Tsingtao Brewery No. 2, Supervisor, Head of Corporate Management Dept., and Assistant to the President of the Company.

Mr. ZHANG An Wen, aged 48, is the Vice President of the Company & Chairman of Tsingtao Brewery Hans (Xi'an) Group Company Limited. Mr. ZHANG graduated with EMBA from Shaanxi Institute of Business Management. He has rich experience in production and management of brewery business after having served as Director of Office to General Manager, Deputy Manager and General Manager of Tsingtao Brewery (Xi'an) Company Limited.

Ms. YUAN Lu, aged 50, is the Assistant to the Chairman and Secretary to the Board of Directors of the Company. She was ever the Director of Secretaries' Office to the Board of Directors and Secretary to the Board of Directors. Ms. YUAN has a long history involving secretarial work to the Board of Directors and management of investor relations of the Company. She participated in a couple of planning, negotiation and implementation of capital operation projects for the Company, and has rich experience in construction of corporate governance structure and operation of listed company. In 2005, Ms. Yuan was awarded "The Golden Board Secretary of Listed Companies in China".

一. 報告期內公司的重大訴訟、仲裁事項

本公司二零零一年度報告中披露的青島市光明總公司(「光明總公司」)訴本公司違反經銷合同案，最高人民法院於二零零五年十一月二十一日做出終審判決，本公司需賠償光明總公司各項費用本金約人民幣2,485萬元(本公司已根據一審判決結果於二零零四年度財務報告中預提)；光明總公司需向本公司支付貨款人民幣659萬元並返還其佔用的車輛及啤酒設備。本案現正在執行中。


TM©
酒到,礼到,祝福到!
TSINGTAO
青島啤酒
激情成就梦想
Passion dreams & success

二. 報告期內公司收購兼併及出售資產事項

為推進公司區域市場整合，公司董事會於二零零五年十月十三日批准與安丘市國有資產經營公司及安丘市人民政府簽署《股權轉讓協議書》，該協議約定以妥善安置職工為條件，公司將所持青島啤酒(安丘)有限公司(「安丘公司」)95%股權轉讓與安丘國有資產經營公司持有，安丘公司年產能5萬千升。

1. Material Litigations and Arbitrations

For the lawsuit disclosed in the Company's 2001 Annual Report that Qingdao Guangming General Company ("Guangming Company") prosecuted the Company for breach of the Sales Contract, the Supreme People's Court made final judgment on 21 November 2005 that, the Company should compensate Guangming Company approximately RMB24,850,000 (the Company had accrued for damage in the 2004 Financial Statements in accordance with the initial judgment) for the principal of all of its expenses; while Guangming Company was requested to pay RMB6,590,000 for the goods, and return the vehicles and beer appliance occupied by them to the Company. For the time being, the judgment is under implementation.

2. Sales of Assets and M&A

To promote the integration of its regional markets, the Board of Directors of the Company approved to sign *Equity Transfer Agreement* with Anqiu State-owned Assets Operating Co., Ltd. and the People's Government of Auqiu on 13 October 2005, in which the *Agreement* stipulated that the Company transferred its 95% stake in Tsingtao Brewery (Anqiu) Company Limited ("Anqiu Company"), whose annual output capacity may reach 0.5 million hl, to Anqiu State-owned Assets Operating Co., Ltd. in the condition that the latter party should appropriately allocate the staffs in Anqiu Company.

三. 報告期內提供擔保及委託貸款事項

報告期內，本公司對外擔保均係為附屬公司銀行貸款和票據提供的擔保，並經董事會批准。截至二零零五年十二月三十一日止，本公司為下屬控股子公司的銀行貸款和承兌匯票提供擔保的總金額為人民幣41,802萬元；為全資附屬公司青島啤酒香港貿易有限公司的一筆往來借款提供連帶責任擔保的金額為美元1,500萬元(約合人民幣12,105.30萬元)。另外，本公司控股子公司青島啤酒第五有限公司為其持股40%的青島青啤朝日飲品有限公司借款按股權比例提供人民幣2,400萬元的擔保。

報告期內，本公司沒有發生委託理財事項。為保障子公司的生產經營，經公司董事會批准，本公司為下屬子公司合計發放的委託貸款總金額約為人民幣272,966萬元。

3. Guarantees and Trusted Loans Provided

In the report period, all of the Company's guarantees to third parties were for bank loans and commercial bills of its subsidiaries under the approval of the Board of Directors. As of 31 December 2005, the total amount by the Company to guarantee for the bank loans and accepted bills of exchange of its subsidiaries was RMB418,020,000; and the amount of the guarantee to take corresponding responsibilities for a loan of its fully-owned subsidiary Tsingtao Brewery (Hong Kong) Trading Company Limited was USD15,000,000 (approximate RMB121,053,000). Besides, Tsingtao Brewery No. 5 Company Limited, a subsidiary of the Company, provided guarantee of RMB24,000,000 for loans of Qingdao Tsingtao Beer Asahi Company Limited, in which it held 40% equity interest, according to its holding percentage.

In the same period, no trusted wealth management arrangement occurred. To secure the production and operation of its subsidiaries, about RMB2,729,660,000 in aggregate of trusted loans was provided by the Company to its subsidiaries under the approval of the Board of Directors.

四. 託管事項

根據本公司與青島啤酒集團有限公司(「集團公司」)簽訂的《委託經營管理協議》及其補充協議，報告期內本公司繼續對集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受託管理，並將揚州公司納入財務報表合併範圍。

4. Custody

Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage the Group Company's 80% stake in the Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of the Financial Statements in the report period.

五. 重大關聯交易事項

報告期內無持有本公司股權的企業與本公司發生關聯交易。公司關聯交易的關聯方主要為聯營企業及其他關聯方，詳情載於隨附財務報表之附注。

5. Material Related Party Transactions

In the report period, there were no related party transactions between the enterprises holding the Company's shares and the Company. Most of the related parties with transactions during the year are associated companies and other related parties. For details, please refer to the notes to the Financial Statements enclosed.

財務報告
Financial Report

按香港財務報告準則編製的財務報表
Financial Statements Prepared in Accordance with HKFRS

按照中國會計準則編製的財務報表
Financial Statements Prepared in Accordance with PRC GAAP



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

**AUDITORS' REPORT TO THE SHAREHOLDERS OF
TSINGTAO BREWERY COMPANY LIMITED**
(A Sino-foreign joint stock company established in the People's Republic of China with limited liability)

We have audited the accounts on pages 53 to 110 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis of our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 3 April 2006

BALANCE SHEETS

(All amounts expressed in RMB thousands unless otherwise stated)

	Note	Group As at 31 December		Company As at 31 December	
		2005	2004 (Restated)	**2005**	2004 (Restated)
ASSETS					
Non-current assets					
Property, plant and equipment	*7*	**5,263,964**	5,349,607	**950,038**	1,004,929
Leasehold land and land use rights	*6*	**660,197**	595,593	**65,525**	67,336
Intangible assets	*8*	**379,488**	322,623	**79,189**	79,131
Investments in subsidiaries	*9*	**—**	—	**1,722,295**	1,884,750
Loans to subsidiaries	*9*	**—**	—	**2,735,123**	2,345,371
Interest in associates	*10*	**21,789**	71,641	**7,498**	5,998
Negative goodwill	*2.1*	**—**	(80,971)	**—**	—
Deferred income tax assets	*17(i)*	**21,806**	6,245	**17,600**	—
Available-for-sale financial assets		**993**	—	**18,315**	—
Long-term investments		**—**	17,880	**—**	17,693
Other long-term assets	*32*	**29,880**	40,464	**27,670**	38,071
		6,378,117	6,323,082	**5,623,253**	5,443,279
Current assets					
Inventories	*11*	**1,423,927**	1,382,831	**225,223**	221,433
Amounts due from subsidiaries	*32*	**—**	—	**12,314**	165,784
Trade receivables	*12, 32*	**105,068**	159,419	**74,852**	165,138
Bills receivable		**75,213**	98,594	**2,498**	30,406
Deposits, prepayments and other receivables	*32*	**327,272**	494,054	**192,971**	76,047
Pledged bank deposits	*19*	**17,570**	32,226	**—**	—
Cash and cash equivalents		**1,248,291**	1,330,327	**478,090**	557,409
		3,197,341	3,497,451	**985,948**	1,216,217
Total assets		**9,575,458**	9,820,533	**6,609,201**	6,659,496
EQUITY					
Capital and reserves attributable to the Company's shareholders					
Share capital	*13*	**1,308,219**	1,060,000	**1,308,219**	1,060,000
Convertible bonds	*13*	**—**	1,191,192	**—**	1,191,192
Other reserves	*14*	**3,673,572**	2,630,088	**3,449,508**	2,446,075
Retained earnings					
— Proposed final dividend	*27*	**209,315**	196,233	**209,315**	196,233
— Others		**(234,716)**	(323,385)	**358,462**	269,025
		4,956,390	4,754,128	**5,325,504**	5,162,525
Minority interests		**576,686**	544,333	**—**	—
Total equity		**5,533,076**	5,298,461	**5,325,504**	5,162,525

BALANCE SHEETS (Continued)

(All amounts expressed in RMB thousands unless otherwise stated)

	Note	Group As at 31 December		Company As at 31 December	
		2005	2004 (Restated)	**2005**	2004 (Restated)
LIABILITIES					
Non-current liabilities					
Borrowings	*15*	**21,786**	66,302	**—**	—
Derivative financial instruments	*16*	**90**	—	**90**	—
Deferred income tax liabilities	*17(ii)*	**17,374**	18,300	**—**	12,641
Long-term loan due to a shareholder	*32*	**121,053**	123,815	**—**	—
Deferred liabilities	*13*	**—**	12,641	**—**	—
		160,303	221,058	**90**	12,641
Current liabilities					
Trade payables	*18, 32*	**710,997**	659,061	**136,719**	108,443
Bills payable	*19*	**345,844**	442,924	**71,800**	103,198
Accruals and other payables	*32*	**1,576,309**	1,546,680	**317,709**	273,534
Deposits and advance from customers	*32*	**219,005**	150,565	**82,451**	57,879
Taxes payable		**61,981**	93,050	**22,044**	65,292
Dividends payable		**12,221**	2,100	**2,924**	2,100
Borrowings	*15, 32*	**949,171**	1,355,192	**645,616**	827,650
Current portion of long-term bank loans	*15*	**6,551**	24,442	**4,344**	19,234
Other provisions	*20*	**—**	27,000	**—**	27,000
		3,882,079	4,301,014	**1,283,607**	1,484,330
Total liabilities		**4,042,382**	4,522,072	**1,283,697**	1,496,971
Total equity and liabilities		**9,575,458**	9,820,533	**6,609,201**	6,659,496
Net current liabilities	*3.1*	**(684,738)**	(803,563)	**(297,659)**	(268,113)
Total assets less current liabilities		**5,693,379**	5,519,519	**5,325,594**	5,175,166

The notes on pages 58 to 110 are an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENT

(All amounts expressed in RMB thousands unless otherwise stated)

	Note	Year ended 31 December 2005	2004 (Restated)
Sales	*5*	**10,019,857**	8,620,687
Cost of goods sold	*22*	**(6,978,719)**	(5,945,161)
Gross profit		**3,041,138**	2,675,526
Other gains — net	*21*	**102,804**	105,904
Selling and marketing costs	*22*	**(1,654,863)**	(1,423,953)
Administrative expenses	*22*	**(770,791)**	(694,045)
Other operating loss — net	*22*	**(138,987)**	(72,905)
Operating profit		**579,301**	590,527
Finance costs	*24*	**(43,269)**	(74,737)
Share of loss of associates		**(4,370)**	(25,325)
Profit before income tax		**531,662**	490,465
Income tax expense	*25(a)*	**(188,356)**	(186,391)
Profit for the year		**343,306**	304,074
Attributable to:			
Shareholders of the Company		**306,589**	285,163
Minority interests		**36,717**	18,911
		343,306	304,074
Earnings per share for profit attributable to the shareholders of the Company during the year (expressed in RMB per share)			
— Basic	*26*	**0.25**	0.27
— Diluted	*26*	**N/A**	0.22
Dividends	*27*	**209,315**	196,233

The notes on pages 58 to 110 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts expressed in RMB thousands unless otherwise stated)

		Attributable to shareholders of the Company					Minority interests	Total
	Note	Share capital	Convertible bonds *(Note 13)*	Other reserves *(Note 14)*	Proposed final dividends *(Note 27)*	Accumulated losses		
Balance at 1 January 2004, as previously reported as equity		1,060,000	923,738	2,523,453	212,000	(304,365)	—	4,414,826
Balance at 1 January 2004, as previously separately reported as minority interests		—	—	—	—	—	579,465	579,465
Balance at 1 January 2004, as restated		1,060,000	923,738	2,523,453	212,000	(304,365)	579,465	4,994,291
Dividends declared		—	—	—	(212,000)	—	—	(212,000)
Other transfers		—	—	4,331	—	(4,331)	—	—
Profit for the year		—	—	—	—	285,163	18,911	304,074
Proposed dividends	*27*	—	—	—	196,233	(196,233)	—	—
Profit appropriation to surplus reserve	*14*	—	—	58,104	—	(58,104)	—	—
Profit appropriation to public welfare fund	*14*	—	—	45,515	—	(45,515)	—	—
Translation difference		—	—	(1,315)	—	—	—	(1,315)
Issuance of convertible bond, net		—	267,454	—	—	—	—	267,454
Transfer of equity interests in subsidiary		—	—	—	—	—	(54,043)	(54,043)
Balance at 31 December 2004		1,060,000	1,191,192	2,630,088	196,233	(323,385)	544,333	5,298,461
Balance at 1 January 2005, as per above		1,060,000	1,191,192	2,630,088	196,233	(323,385)	544,333	5,298,461
Opening adjustment for the adoption of HKFRS 3	*2.1*	—	—	—	—	80,971	—	80,971
Opening adjustment for the adoption of HKAS 39	*2.1*	—	—	—	—	10,712	—	10,712
Balance at 1 January 2005, as restated		1,060,000	1,191,192	2,630,088	196,233	(231,702)	544,333	5,390,144
Dividends declared		—	—	—	(196,233)	—	(48,474)	(244,707)
Profit for the year		—	—	—	—	306,589	36,717	343,306
Proposed dividends	*27*	—	—	—	209,315	(209,315)	—	—
Profit appropriation to surplus reserve	*14*	—	—	52,858	—	(52,858)	—	—
Profit appropriation to public welfare fund	*14*	—	—	47,430	—	(47,430)	—	—
Conversion of convertible bonds	*13*	248,219	(1,191,192)	942,973	—	—	—	—
Translation difference		—	—	223	—	—	—	223
Acquisition of a new subsidiary		—	—	—	—	—	44,791	44,791
Disposal of a subsidiary	*9(iii)*	—	—	—	—	—	2,328	2,328
Partial disposal of interests in subsidiaries	*9(i)*	—	—	—	—	—	(1,119)	(1,119)
Capital contribution from minority shareholders		—	—	—	—	—	250	250
Others		—	—	—	—	—	(2,140)	(2,140)
Balance at 31 December 2005		1,308,219	—	3,673,572	209,315	(234,716)	576,686	5,533,076

The notes on pages 58 to 110 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(All amounts expressed in RMB thousands unless otherwise stated)

	Note	Year ended 31 December 2005	2004
Cash flows from operating activities			
Cash generated from operations	*28(a)*	**1,365,514**	1,558,881
Income tax paid		**(236,477)**	(130,877)
Interest received		**16,886**	18,854
Net cash generated from operating activities		**1,145,923**	1,446,858
Cash flows from investing activities			
Acquisition of a subsidiary, net of cash acquired	*31*	**(174,732)**	469
Purchase of property, plant and equipment, construction-in-progress and intangible assets		**(317,275)**	(374,057)
Proceeds from sales of property, plant and equipment		**43,307**	32,174
Purchase to other long-term assets		**—**	(2,159)
Acquisition of additional equity interests in subsidiaries		**—**	(192,243)
Acquisition of associated companies and other investments		**(1,500)**	(72,210)
Decrease in short-term bank deposits and pledged bank deposits		**14,656**	4,095
Cash received from derivative financial instruments		**9,235**	—
Dividends received		**10**	—
Net cash used in investing activities		**(426,299)**	(603,931)
		719,624	842,927
Cash flows from financing activities			
Proceeds from borrowings	*28(b)*	**882,959**	1,058,319
Repayment of borrowings	*28(b)*	**(1,417,599)**	(1,388,066)
Contribution from minority shareholders		**250**	—
Proceeds from issuance of convertible bonds	*28(b)*	**—**	270,275
Cash received upon conversion of convertible bonds		**39,745**	—
Interest paid		**(69,327)**	(62,150)
Dividends paid to Company's shareholders	*28(b)*	**(195,409)**	(211,000)
Dividends paid to minority interests	*28(b)*	**(39,177)**	(29,929)
Net cash used in financing activities		**(798,558)**	(362,551)
Net (decrease)/increase in cash and cash equivalents		**(78,934)**	480,376
Cash and cash equivalents at beginning of the year		**1,330,327**	849,765
Exchange (losses)/gains on cash and cash equivalents		**(3,102)**	186
Cash and cash equivalents at end of the year		**1,248,291**	1,330,327

The notes on pages 58 to 110 are an integral part of these consolidated financial statements.

1 GENERAL INFORMATION

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16 June 1993. It obtained a business license as a Sino-foreign joint stock company on 27 December 1995. Its H shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15 July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27 August 1993.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the production and distribution of beer products. The Company's registered address is Tsingtao Beer Tower, May Fourth Square, Hongkong Zhong Road, Qingdao, the PRC.

Major acquisitions of the Group and the Company during the year are detailed in Note 31.

These consolidated financial statements are presented in Renminbi unless otherwise stated and they have been approved for issue by the Board of Directors on 3 April 2006.

The English names of some of the companies referred to in the financial statements represent unofficial translation of their registered Chinese names by management and these English names have not been legally adopted by these entities.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to both 2004 and 2005 presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of Tsingtao Brewery Company Limited have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets and derivative instruments which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation — Special Purpose Entities
HKFRS 3	Business Combinations

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

***The adoption of new/revised HKFRS** (Continued)*

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 33 and HKAS-Ints 12 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Ints 12 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance of the revised standard. Each of the Group entity has the same functional currency and the presentation currency in Renminbi for the respective entity's financial statements as well as the Group consolidated financial statements.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of payments for the acquisitions of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of derivative financial instruments for hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 December 2004, positive goodwill was:

— Amortised on a straight line basis over a period of 10 years; and

— Assessed for an indication of impairment at each balance sheet date.

Negative goodwill was:

— Recognised in the consolidated income statement over the weighted average useful lives of the identifiable fixed assets acquired.

In accordance with the provisions of HKFRS 3 *(Note 2.6)*:

For positive goodwill,

— The Group ceased amortisation of goodwill from 1 January 2005;

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

***The adoption of new/revised HKFRS** (Continued)*

— Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

For negative goodwill,

— The carrying amount of the unamortised negative goodwill balance as at 1 January 2005 is derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of accumulated losses of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

— HKAS 16 — the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

— HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised as at 1 January 2005; and

— HKFRS 3 — prospectively after 1 January 2005.

(i) The adoption of revised HKAS 17 resulted in:

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Decrease in property, plant and equipment	**(660,197)**	(595,593)
Increase in leasehold land and land use rights	**660,197**	595,593

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.1 Basis of preparation *(Continued)*

***The adoption of new/revised HKFRS** (Continued)*

(ii) The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at 31 December 2005 *RMB'000*
Decrease in negative goodwill	**80,971**
Decrease in accumulated losses	**80,971**

(iii) The adoption of HKAS 39 resulted in an increase in opening retained earnings at 1 January 2005 by approximately RMB10,712,000 and the details of the adjustments to the balance sheet at 31 December 2005 and profit and loss for the year ended 31 December 2005 are as follows:

	As at 31 December 2005 *RMB'000*
Increase in derivative financial instruments (liabilities)	**(90)**
Increase in accumulated losses	**(90)**

	For the year ended 31 December 2005 *RMB'000*
— Increase in other operating loss — net	**10,802**

No early adoption of the following new Standards or Interpretations that have been issued but are not yet effective, which may be applicable to the Group. The Group has already commenced an assessment of the impact of these new standards/interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS — Int4	Determining whether an Arrangement contains A Lease

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) ***Subsidiaries***

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.2 Consolidation *(Continued)*

(a) Subsidiaries (Continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is directly recognised in the income statement *(see Note 2.6)*.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as equity transactions. Disposals to minority interests will not result in gains and losses for the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition *(see Note 2.6)*.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the interests in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities that have a functional currency different from the Group's presentation currency are translated into the Group's presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in these income statement as part of the gain or loss on sale.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.5 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives, as follows:

Plants and buildings	20 — 50 years
Machinery	5 — 14 years
Motor vehicles	5 — 12 years
Other equipment	5 — 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount *(Note 2.7)*.

2.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in investments in associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (2 to 30 years).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.6 Intangible assets *(Continued)*

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised over their estimated useful lives.

(d) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. No development costs were capitalised during the year.

(e) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

2.7 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.8 Investments

From 1 January 2004 to 31 December 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and other investments

(a) Investment securities

Investments in debt (other than held-to-maturity securities) and equity securities which were intended to be held for an identified long-term purpose on a continuing basis, were classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities were reviewed at each balance sheet date to assess whether the fair values had declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amounts of such securities were reduced to their fair values. The impairment losses were recognised as expenses in the profit and loss account. These impairment losses were written back to the profit and loss account when the circumstances and events that had led to the write-downs or write-offs cease to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

Upon disposal or transfer of the investment securities, any gain or loss thereon was accounted for in the profit and loss account.

(b) Other investments

Securities other than investment securities or held-to-maturity securities were classified as other investments and were carried at fair value in the balance sheet. Any unrealised holding gain or loss on other investments was recognised in the profit and loss account in the year when it arose.

Upon disposal or transfer of other investments, any gain or loss thereon was accounted for in the profit and loss account.

From 1 January 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.8 Investments *(Continued)*

(b) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet *(Note 2.10)*.

(c) *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category.

(d) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the year in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.9 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.10 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.11 Cash and cash equivalent

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.12 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the year of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.13 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.13 Deferred income tax *(Continued)*

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.14 Employee benefit

(i) Retirement benefit obligations

The employees of the Group stationed in the PRC are covered by various government-sponsored pension plans. These government agencies are responsible for the pension liability due to these employees. The Group contributes on a monthly basis to these pension plans based on certain percentages of the salaries of the employees, subject to a certain ceiling. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

A subsidiary operating in Hong Kong has established a defined contribution mandatory provident fund scheme in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. It makes monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum amount of contribution made by the subsidiary and the employees being limited to HK$12,000 (equivalent to RMB12,720) each per annum per employee. The Group's contributions to the defined contribution retirement scheme are expensed as incurred.

(ii) Employees leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity leave and paternity leave are not recognised until the time of leave.

(iii) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

2.15 Provision

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.16 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(a) Sales of goods

Sales of goods are recognised when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. The recorded revenue is the gross amount of sale, including consumption and business tax, Such taxation are included in cost of sales.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost — recovery basis as conditions warrant.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

(d) Operating lease rental income

Operating lease rental income is recognised on a straight-line basis.

2.17 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are recognised in the income statement on a straight line basis over the expected lives of the related assets.

2.18 Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

2.19 Dividends distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

2.20 Comparative

Certain figures of the 2004 comparative figures have been reclassified to conform with the current year presentation according to HKFRS.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Foreign exchange risk

The foreign exchange risks of the Group occur due to the fact that the Group has financing activities which are denominated in foreign currencies, primarily with respect to the US dollars. The Group has entered into foreign exchange forward contracts to manage the risk arising from certain recognised liabilities. The directors are of the opinion that the Group's remaining exposure to foreign exchange risk would be minimal.

(b) Credit risk

Except for a receivable due from a customer and a related company jointly in the amount of approximately RMB40,893,000 as at 31 December 2005 *(Note 32(b))*, the Group has no significant concentration of credit risk. It has policies in place to ensure that sales of products are made to customers with appropriate credit history.

(c) Liquidity risk

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB684,738,000 as at 31 December 2005. The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, the Group had unutilised banking facilities granted by certain banks in an aggregate amount of approximately RMB2,900,000,000 which the Group could utilise in order to meet its short-term cash needs. As a result, the Directors do not consider there was significant liquidity risk as at that date.

(d) Cash flow and fair value interest rate risk

The Group does not have significant interest-bearing assets. The Group's interest-rate risk which affects its income and operating cash flows mainly arises from long-term borrowings, which mostly are issued at fixed rates. They expose the Group to fair value interest-rate risk. The directors are of the opinion that future interest rates are at an upward trend and believe that the Group's future financial results will not be adversely affected.

3 FINANCIAL RISK MANAGEMENT *(Continued)*

3.2 Accounting for derivative financial instruments and hedging activities

From 1 January 2004 to 31 December 2004:

Derivative financial instruments are designated as "hedging" or "non-hedging instruments". The transactions which, according to the Group's policy for risk management, are able to meet the conditions for hedge accounting are classified as hedging transactions; the others, although utilised for the purpose of managing risk (since the Group's policy does not permit speculative transactions), have been designated as "trading". The Group records derivative financial instruments at cost. The gains and losses on derivative financial instruments are included in the income statement upon maturity to match against the underlying hedged transactions, where relevant.

For foreign exchange instruments designated as hedges, the premium (or discount) representing the difference between the spot exchange rate at the inception of the contract and the forward exchange rate is included as finance income and expenses in the income statement according to accrual accounting.

From 1 January 2005 onwards:

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Derivatives that do not qualify for hedge accounting

For derivative instruments other than those qualified for hedge accounting, the changes in the fair value are recognised immediately in the income statement.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

For the year ended 31 December 2005, the Group had reported impairment losses amounting to RMB46,350,000 for impairment loss on goodwill based on such calculations.

If the revised estimated gross margin at 31 December 2006 had been 10% lower than management's estimates at 31 December 2005, the Group would need to reduce the carrying value of goodwill by RMB 4,279,000 in 2006.

If the revised estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would need to reduce the carrying value of goodwill by RMB 13,557,000 in 2006.

If the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates, the Group would not be able to reverse any impairment losses on goodwill recognized in the current year.

(b) Estimated impairment of property, plant and equipment

The Group also tests whether property, plant and equipment have suffered any impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the accounting policy as stated in Note 2.7. Similar to impairment of goodwill, the recoverable amounts of the property, plant and equipments have been determined based on value-in-use calculations. These calculations require the use of estimates which are similar to (a) stated above.

For the year ended 31 December 2005, the Group had reported impairment losses amounting to RMB141,545,000 for impairment loss on property, plant and equipment based on such calculations.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(Continued)*

4.1 Critical accounting estimates and assumptions *(Continued)*

(b) Estimated impairment of property, plant and equipment (Continued)

If the revised estimated gross margin at 31 December 2006 had been 10% lower than management's estimates at 31 December 2005, the Group would need to reduce the carrying value of property, plant and equipment by RMB122,328,000 in 2006.

If the revised estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would need to reduce the carrying value of property, plant and equipment by RMB66,250,000 in 2006.

If the actual gross margin had been 10% higher or the pre-tax discounted rate had been 10% than management's estimates in 2006, the Group would be able to reverse the impairment losses by RMB37,813,000 and RMB22,675,000 that arose on these assets recognized in the current year for the year ending 31 December 2006.

5 SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	For the year ended 31 December 2005						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	3,176,886	983,235	2,429,194	3,163,791	266,751	—	10,019,857
Inter-segment sales	226,626	403,067	55,950	84,887	—	(770,530)	—
	3,403,512	1,386,302	2,485,144	3,248,678	266,751	(770,530)	10,019,857
Results							
Segment results	513,371	(68,315)	47,057	76,202	40,933	—	609,248
Unallocated expenses, net							(29,947)
Operating profit							579,301
Finance costs							(43,269)
Share of loss of associates	(4,370)	—	—	—	—	—	(4,370)
Profit before income tax							531,662
Income tax expense							(188,356)
Profit for the year							343,306
Other information							
Depreciation	99,521	82,649	120,744	235,349	665	—	538,928
Amortisation	5,367	3,592	6,879	20,716	—	—	36,554
Property, plant and equipment impairment losses	13,576	31,831	26,559	69,579	—	—	141,545
Goodwill impairment losses	—	—	42,180	4,170	—	—	46,350

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

	For the year ended 31 December 2004						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidation *RMB'000*
Turnover							
External sales	2,406,311	1,005,744	2,126,919	2,773,865	307,848	—	8,620,687
Inter-segment sales	255,957	172,964	55,060	26,522	522	(511,025)	—
	2,662,268	1,178,708	2,181,979	2,800,387	308,370	(511,025)	8,620,687
Results							
Segment results	422,013	(35,393)	42,983	152,823	82,744	—	665,170
Unallocated expenses, net							(74,643)
Operating profit							590,527
Finance costs							(74,737)
Share of losses of associates	(25,325)	—	—	—	—	—	(25,325)
Profit before income tax							490,465
Income tax expense							(186,391)
Profit for the year							304,074
Other information							
Depreciation	109,793	81,483	133,225	184,248	—	—	508,749
Amortisation	9,117	3,213	6,955	5,223	—	—	24,508
Assets impairment losses	5,175	3,805	31,579	21,942	—	—	62,501

	As at 31 December 2005						
	Qingdao Region ***RMB'000***	**Other Shandong Regions** ***RMB'000***	**Huabei Region** ***RMB'000***	**Huanan Region** ***RMB'000***	**Overseas** ***RMB'000*** *(Note a)*	**Eliminations** ***RMB'000***	**Consolidated** ***RMB'000***
Assets							
Segment assets	**5,907,566**	**1,485,587**	**2,217,406**	**4,943,403**	**—**	**(5,735,037)**	**8,818,925**
Interests in associates	**21,789**	**—**	**—**	**—**	**—**	**—**	**21,789**
Unallocated assets							**734,744**
							9,575,458
Liabilities							
Segment liabilities	**1,176,343**	**1,246,351**	**1,603,185**	**3,484,597**	**—**	**(3,726,943)**	**3,783,533**
Unallocated liabilities							**258,849**
							4,042,382
Capital expenditure	**120,208**	**45,719**	**125,940**	**1,031,880**	**2,842**	**—**	**1,326,589**

5 SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format — geographical segment *(Continued)*

	As at 31 December 2004						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
Interests in associates	71,641	—	—	—	—	—	71,641
Unallocated assets							874,236
							9,820,533
Liabilities							
Segment liabilities	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
Unallocated liabilities							656,136
							4,522,072
Capital expenditure	121,747	46,227	660,992	573,756	—	—	1,402,722

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

6 LEASEHOLD LAND AND LAND USE RIGHTS

	Group		**Company**	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Opening	**595,593**	536,277	**67,336**	69,147
Additions	**1,064**	3,583	**—**	—
Acquisition of subsidiaries *(Note 31)*	**94,327**	109,336	**—**	—
Amortisation	**(24,761)**	(13,644)	**(1,811)**	(1,811)
Disposal	**(6,026)**	(39,959)	**—**	—
	660,197	595,593	**65,525**	67,336

As at 31 December 2005, no land use rights (2004: approximately RMB36,140,000) had been pledged as security for bank loans (2004: approximately RMB38,000,000).

As at 31 December 2005, land use rights certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate carrying amounts of approximately RMB28,479,000 (2004: RMB35,072,000) had not yet been obtained by the Group. After consultation made with the Company's legal counsel, the directors considers that there is no legal restriction for the Group and the Company to apply for and obtain the land use right certificates. Accordingly, no provision for impairment loss is considered necessary.

6 LEASEHOLD LAND AND LAND USE RIGHTS *(Continued)*

In addition, as at 31 December 2005, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB21,130,000 (2004: RMB21,885,000). The Company's directors consider that there is no significant adverse impact on the operations of the Group and accordingly, no provision for fixed assets impairment is considered necessary.

7 PROPERTY, PLANT AND EQUIPMENT

(a) Group

The movements in property, plant and equipment are as follows:

	Plant and buildings *RMB'000*	Machinery *RMB'000*	Motor vehicles *RMB'000*	Other equipment *RMB'000*	Construction-in-progress *RMB'000*	Total *RMB'000*
At 1 January 2004						
Cost	2,391,588	4,602,799	413,170	230,486	210,144	7,848,187
Accumulated depreciation and impairment	(522,263)	(1,895,316)	(170,119)	(119,075)	—	(2,706,773)
Net book amount	1,869,325	2,707,483	243,051	111,411	210,144	5,141,414
Year ended 31 December 2004						
Opening net book amount	1,869,325	2,707,483	243,051	111,411	210,144	5,141,414
Acquisition of subsidiaries	149,714	216,858	16,735	3,443	—	386,750
Disposal of subsidiaries	—	(7,434)	(19,467)	(1,015)	—	(27,916)
Additions	125,054	157,872	38,615	55,958	204,550	582,049
Transfers	79,655	263,485	502	8,441	(352,083)	—
Disposals	(56,477)	(59,014)	(31,842)	(14,107)	—	(161,440)
Depreciation	(68,842)	(358,615)	(41,540)	(39,752)	—	(508,749)
Impairment charges	(10,334)	(45,864)	(6,303)	—	—	(62,501)
Closing net book amount	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
At 31 December 2004						
Cost	2,717,532	5,275,859	397,818	280,490	62,611	8,734,310
Accumulated depreciation and impairment	(629,437)	(2,401,088)	(198,067)	(156,111)	—	(3,384,703)
Net book amount	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
At 1 January 2005						
Opening net book amount	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
Acquisition of subsidiaries *(Note 31)*	108,657	270,557	1,497	—	—	380,711
Disposal of subsidiaries	(12,173)	(15,420)	(1,489)	(284)	—	(29,366)
Additions	27,685	46,223	27,715	34,174	179,311	315,108
Transfers	29,607	97,849	1,737	5,713	(134,906)	—
Disposals	(19,085)	(30,386)	(2,826)	(19,326)	—	(71,623)
Depreciation	(85,572)	(368,179)	(40,732)	(44,445)	—	(538,928)
Impairment charges *(note a)*	(2,924)	(124,560)	(14,061)	—	—	(141,545)
Closing net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
At 31 December 2005						
Cost	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
Accumulated depreciation and impairment	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
Net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) Company

The movements in fixed assets are as follows:

	Plant and buildings *RMB'000*	Machinery *RMB'000*	Motor vehicles *RMB'000*	Other equipment *RMB'000*	Construction-in-progress *RMB'000*	Total *RMB'000*
At 1 January 2004						
Cost	528,375	1,257,860	139,670	99,070	68,347	2,093,322
Accumulated depreciation and impairment	(137,023)	(756,365)	(87,639)	(48,651)	—	(1,029,678)
Net book amount	391,352	501,495	52,031	50,419	68,347	1,063,644
Year ended 31 December 2004						
Opening net book amount	391,352	501,495	52,031	50,419	68,347	1,063,644
Additions	9,259	22,602	8,951	24,456	27,737	93,005
Transfers	17,607	45,747	—	5,350	(68,704)	—
Disposals	(85)	(6,991)	(21,098)	(369)	—	(28,543)
Depreciation	(13,381)	(74,438)	(12,792)	(17,440)	—	(118,051)
Impairment charges	(1,180)	(3,946)	—	—	—	(5,126)
Closing net book amount	403,572	484,469	27,092	62,416	27,380	1,004,929
At 31 December 2004						
Cost	554,306	1,301,478	107,402	123,975	27,380	2,114,541
Accumulated depreciation and impairment	(150,734)	(817,009)	(80,310)	(61,559)	—	(1,109,612)
Net book amount	403,572	484,469	27,092	62,416	27,380	1,004,929
At 1 January 2005						
Opening net book amount	403,572	484,469	27,092	62,416	27,380	1,004,929
Additions	76	13,946	1,403	18,714	55,112	89,251
Transfers	1,374	19,351	308	3,084	(24,117)	—
Disposals	(8,917)	(7,118)	(149)	(917)	(2,788)	(19,889)
Depreciation	(13,524)	(69,462)	(9,792)	(17,899)	—	(110,677)
Impairment charges	—	(1,416)	(12,000)	(160)	—	(13,576)
Closing net book amount	382,581	439,770	6,862	65,238	55,587	950,038
At 31 December 2005						
Cost	542,330	1,236,738	107,703	137,356	55,587	2,079,714
Accumulated depreciation and impairment	(159,749)	(796,968)	(100,841)	(72,118)	—	(1,129,676)
Net book amount	382,581	439,770	6,862	65,238	55,587	950,038

As at 31 December 2005, approximately RMB12,500,000 (2004: RMB239,430,000) buildings, plant and machinery, motor vehicles and other equipment had been pledged as security for RMB10,000,000 bank loans of the Group (2004: RMB147,500,000) *(Note 15)*.

7 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

As at 31 December 2005, ownership certificates of certain buildings ("Building Ownership Certificates") for certain buildings of the Group with respective carrying values of approximately RMB310,204,000 (2004: RMB310,844,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group to apply for and obtain the Buildings Ownership Certificates and Land Certificate and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment is considered necessary.

Note a: The directors of the Company performed an impairment assessment on the carrying value of fixed assets of the Group as at 31 December 2005 based on the accounting policies laid down in Note 2.7. As a result of such an assessment, an impairment loss of RMB141,545,000 relating to fixed assets of certain subsidiaries of the Company had been recognised.

8 INTANGIBLE ASSETS

(a) Group

The movements in intangible assets are as follows:

	Goodwill *(iii)* *RMB'000*	Trademarks *(i)* *RMB'000*	Technology know-how *(ii)* *RMB'000*	Software and Others *RMB'000*	Total *RMB'000*
At 1 January 2004					
Cost	194,520	103,346	18,629	23,689	340,184
Accumulated amortisation	(43,214)	(26,620)	(8,383)	(4,926)	(83,143)
Net book amount	151,306	76,726	10,246	18,763	257,041
Year ended 31 December 2004					
Opening net book amount	151,306	76,726	10,246	18,763	257,041
Additions	—	151	—	9,637	9,788
Acquisition of a subsidiary	85,858	—	—	60	85,918
Amortisation	(23,163)	(2,606)	(2,196)	(2,159)	(30,124)
Closing net book amount	214,001	74,271	8,050	26,301	322,623
At 31 December 2004					
Cost	280,378	103,497	18,629	33,386	435,890
Accumulated amortisation	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
Net book value	214,001	74,271	8,050	26,301	322,623
Year ended 31 December 2005					
Opening net book amount	214,001	74,271	8,050	26,301	322,623
Acquisition of a subsidiary *(note 31)*	115,975	9,512	—	—	125,487
Additions	—	—	—	4,500	4,500
Amortisation	—	(7,537)	(1,863)	(2,393)	(11,793)
Disposal	(9,748)	(5,231)	—	—	(14,979)
Impairment charge	(46,350)	—	—	—	(46,350)
Closing net book amount	273,878	71,015	6,187	28,408	379,488
At 31 December 2005					
Cost	320,228	107,778	18,629	37,886	484,521
Accumulated amortisation and impairment loss	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
Net book value	273,878	71,015	6,187	28,408	379,488

8 INTANGIBLE ASSETS *(Continued)*

(b) Company

	Trademarks *(i)* *RMB'000*	Software and others *RMB'000*	Total *RMB'000*
At 1 January 2004			
Cost	100,000	8,922	108,922
Accumulated amortisation	(26,250)	(1,304)	(27,554)
Net book amount	73,750	7,618	81,368
Year ended 31 December 2004			
Opening net book amount	73,750	7,618	81,368
Addition	—	1,166	1,166
Amortisation	(2,437)	(966)	(3,403)
Closing net book amount	71,313	7,818	79,131
At 31 December 2004			
Cost	100,000	10,088	110,088
Accumulated amortisation	(28,687)	(2,270)	(30,957)
Net book value	71,313	7,818	79,131
Year ended 31 December 2005			
Opening net book amount	71,313	7,818	79,131
Addition	—	3,614	3,614
Amortisation	(2,437)	(1,119)	(3,556)
Closing net book amount	68,876	10,313	79,189
At 31 December 2005			
Cost	100,000	13,702	113,702
Accumulated amortisation	(31,124)	(3,389)	(34,513)
Net book value	68,876	10,313	79,189

(i) ***Trademarks***

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16 June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC.

In the opinion of the directors, the above trademark is essential to the operations of the Company and it is expected to bring enduring economic benefits to the Group and the Company continuously which exceed its carrying value. Therefore, it is amortised over a period of 40 years.

8 INTANGIBLE ASSETS *(Continued)*

(i) Trademarks (Continued)

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were recognised according to their fair value at the respective dates of acquisition.

(ii) Technology known-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its re-organisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

(iii) Goodwill

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating unites (CGUs) identified according to the geographical market and operation.

A summary of the goodwill allocation before impairment provision is presented below.

	2005	2004
	RMB'000	*RMB'000*
* Nanning Company ("Guangxi")	**130,896**	14,921
* Three Ring/* Beifang Sales ("Beijing")	**24,643**	24,643
* Fuzhou Company/* Xiamen Company/* Zhangzhou Company/* Xiamen Sales ("Dongnan")	**114,031**	114,031
* Gansu Nongken	**39,735**	39,735
Others	**10,923**	20,671
	320,228	214,001

* *defined in Note 9*

The recoverable amount of a CGU is determined based on value-in-use calculations with the support of valuation performed by independent third party valuer in November 2005. These calculations/assessment employ cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate of the brewery industry in the PRC.

8 INTANGIBLE ASSETS *(Continued)*

***(iii) Goodwill** (Continued)*

Key assumptions used for value-in-use calculations

	Guangxi	Beijing	Dongnan	Gansu Nongken
Expected gross margin of product sales	16%	15%	29%	25%
Weighted average growth rate	3%	3%	3%	3%
Discount rate	12.17%	12.17%	11.95%	12.38%

These assumptions have been used for the analysis of each CGU.

Management of the Company determined the budgeted gross margin based on past performance achieved by the CGUs and its expectation of the future market development. The weighted average growth rates used are consistent with the PRC brewery industry forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

As a result of such assessment, goodwill associated with Beijing and Gansu Nongken had been assessed to be impaired by approximately RMB4,477,000 and RMB37,703,000 due to changes in market conditions.

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES

	Company	
	2005	2004
	RMB'000	*RMB'000*
Unlisted equity investments — cost less impairment provisions	**1,722,295**	1,884,750
Loans to subsidiaries	**2,735,123**	2,345,371

The loans to subsidiaries are entrusted loans arranged through the Bank of Communications and the Industrial and Commercial Bank of China. All these entrusted loans are unsecured and will reach maturity within one year. Entrusted loans amounting to approximately RMB1,555,150,000 (2004: RMB1,428,320,000) are interest-free, while the remaining balances are interest-bearing at rates ranging from 2% to 5.02% per annum (2004: 2% to 5.02% per annum).

None of the subsidiaries had any loan capital outstanding at 31 December 2005 or at any time during the year. As at 31 December 2005, approximately RMB2,545,320,000 of the loans to subsidiaries were regarded as quasi capital contributed by the Company.

In the opinion of the directors, the underlying value of each of the investment in subsidiaries as at 31 December 2005 was not less than their carrying value as at that date.

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES *(Continued)*

(i) Particulars of the principal subsidiaries of the Company

Name of subsidiaries	Place of Establishment and principal operation	Registered capital	Equity interest held by the Company (%)		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company") *(b)*	Shenzhen, the PRC	RMB200,000,000	95%	—	Investment holding
Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company") *(b)*	Zhuhai, the PRC	RMB60,000,000	—	72.83%	Manufacture and domestic trading of beer
Tsingtao Brewery (Sanshui) Company Limited	Sanshui, the PRC	RMB41,335,505	—	71.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company")	Chenzhou, the PRC	RMB70,000,000	—	84.36%	Manufacture and domestic trading of beer
Tsingtao Brewery (Huangshi) Company Limited	Huangshi, the PRC	RMB5,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Yingcheng) Company Limited	Yingcheng, the PRC	RMB5,000,000	—	90.25%	Manufacture and domestic trading of beer
Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Asahi")	Shenzhen, the PRC	US$30,000,000	51%	—	Manufacture and trading of beer
Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales Company") *(b)*	Shenzhen, the PRC	RMB20,000,000	95%	—	Domestic trading of beer
Tsingtao Brewery (Changsha) Company Limited	Changsha, the PRC	RMB68,000,000	70%	28.5%	Manufacture and domestic trading of beer
Tsingtao Brewery Huadong Holding Company Limited	Shanghai, the PRC	RMB100,000,000	95%	—	Investment holding
Tsingtao Brewery Huadong Shanghai Sales Company Limited	Shanghai, the PRC	RMB3,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Nanjing Sales Company Limited	Nanjing, the PRC	RMB1,000,000	—	93.88%	Domestic trading of beer
Tsingtao Brewery (Shanghai) Company Limited	Shanghai, the PRC	RMB50,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Wuhu) Company Limited	Wuhu, the PRC	RMB20,000,000	—	85.50%	Manufacture and domestic trading of beer
Tsingtao Brewery (Maanshan) Company Limited	Maanshan, the PRC	RMB5,000,000	—	91.25%	Manufacture and domestic trading of beer
Tsingtao Brewery Shanghai Songjiang Company Limited	Shanghai, the PRC	US$36,640,000	75%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Shouguang) Company Limited	Shouguang, the PRC	RMB60,606,060	99%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Weifang) Company Limited	Weifang, the PRC	RMB5,000,000	70%	—	Manufacture and domestic trading of beer
Tsingtao Brewery No. 3 Company Limited	Pingdu, the PRC	RMB10,000,000	95%	—	Manufacture and domestic trading of beer

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES *(Continued)*

(i) Particulars of the principal subsidiaries of the Company *(Continued)*

Name of subsidiaries	Place of Establishment and principal operation	Registered capital	Equity interest held by the Company (%)		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Xuzhou) Company Limited	Peixian, the PRC	RMB39,336,899	66%	—	Manufacture and domestic trading of beer
Xuzhou Pengcheng Brewery Sales Company	Xuzhou, the PRC	RMB5,000,000	—	83.90%	Trading of beer
Tsingtao Brewery (Xuzhou Pengcheng) Company Limited	Pengcheng, the PRC	RMB5,000,000	90%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Xuecheng) Company Limited	Xuecheng, the PRC	RMB45,000,000	85%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Tengzhou) Company Limited	Tengzhou, the PRC	RMB15,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Taierzhuang) Malt Company Limited	Taierzhuang, the PRC	RMB5,000,000	—	86.20%	Manufacture and domestic trading of malt
Beijing Three Ring Asia Pacific Beer Company Limited ("Three Ring")	Beijing, the PRC	US$28,900,000	29%	25%	Manufacture and domestic trading of beer
Beijing Five Star Tsingtao Brewery Company Limited	Beijing, the PRC	RMB862,000,000	37.64%	25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company")	Fuzhou, the PRC	US$26,828,100	75%	25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Langfang) Company Limited	Langfang, the PRC	RMB20,000,000	—	72.30%	Manufacture and domestic trading of beer
Tsingtao Brewery Xian Company Limited ("Xian Company") *(c)*	Xian, the PRC	RMB222,200,000	76.10%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Gansu) Company Limited ("Gansu Nongken") *(c)*	Lanzhou, the PRC	RMB174,420,800	50%	5.06%	Manufacture and domestic trading of beer
Tsingtao Brewery Wuwei Company Limited *(c)*	Lanzhou, the PRC	RMB36,100,000	—	54.90%	Manufacture and domestic trading of beer
Tsingtao Brewery Weinan Company Limited	Weinan, the PRC	RMB50,000,000	28%	54.79%	Manufacture and domestic trading of beer
Tsingtao Brewery (Anshan) Company Limited	Anshan, the PRC	RMB50,000,000	60%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Xingkaihu) Company Limited	Jixi, the PRC	RMB20,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	RMB20,000,000	95%	—	Manufacture and domestic trading of beer

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES *(Continued)*

(i) Particulars of the principal subsidiaries of the Company *(Continued)*

Name of subsidiaries	Place of Establishment and principal operation	Registered capital	Equity interest held by the Company (%)		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	RMB22,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Penglai) Company Limited	Penglai, the PRC	RMB37,500,000	80%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Rongcheng) Company Limited	Rongcheng, the PRC	RMB20,000,000	70%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Import/Export Company Limited	Qingdao, the PRC	RMB11,000,000	97.73%	—	Import/Export trading of beer
Tsingtao Brewery (No. 5) Company Limited	Qingdao, the PRC	RMB34,610,000	93.79%	—	Manufacture and domestic trading of beer
Tsingtao Brewery Kai Fa Company Limited	Qingdao, the PRC	RMB1,320,000	100%	—	Domestic trading of beer
Tsingtao Brewery (Pingyuan) Company Limited	Pingyuan, the PRC	RMB5,000,000	90%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Rizhao) Company Limited	Rizhao, the PRC	RMB10,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Heze) Company Limited	Heze, the PRC	RMB10,000,000	90%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	RMB7,000,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Taizhou) Company Limited	Taizhou, the PRC	RMB10,000,000	—	90.25%	Manufacture and domestic trading of beer
Tsingtao Brewery (Hong Kong) Trading Company Limited	Hong Kong	HK$500,000	100%	—	Trading of Tsingtao beer in Hong Kong
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	RMB29,410,000	—	50.23%	Manufacture and domestic trading of beer
Tsingtao Brewery (Doumen) Malt Company Limited ("Doumen Company") *(b)*	Zhuhai, the PRC	RMB10,000,000	—	85.82%	Manufacture and domestic trading of malt
Tsingtao Brewery (Luzhou) Company Limited	Luzhou, the PRC	RMB111,110,000	95%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Nanjing) Company Limited	Nanjing, the PRC	US$5,000,000	75%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Suqian) Company Limited	Suqian, the PRC	RMB10,000,000	95%	—	Manufacture and domestic trading of beer

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES *(Continued)*

(i) Particulars of the principal subsidiaries of the Company *(Continued)*

Name of subsidiaries	Place of Establishment and principal operation	Registered capital	Equity interest held by the Company (%)		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery Beifang Sales Company Limited ("Beifang Sales")	Beijing, the PRC	RMB29,980,000	80%	10.84%	Domestic trading of beer
Tsingtao Brewery Haerbin Northeast Sales Company Limited	Haerbin, the PRC	RMB10,000,000	85%	14.25%	Domestic trading of beer
Tsingtao Brewery (Laoshan) Company Limited	Qingdao, the PRC	RMB16,635,592	50%	46.90%	Manufacture and domestic trading of beer
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited	Tengzhou, the PRC	RMB500,000	—	90%	Domestic trading of beer
Tsingtao Brewery (Suzhou) Company Limited	Taicang, the PRC	RMB5,000,000	10%	85.50%	Manufacture and domestic trading of beer
Tsingtao Brewery Huadong Hangzhou Sales Company Limited	Hangzhou, the PRC	RMB1,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	RMB3,000,000	—	76.10%	Domestic trading of beer
Tsingtao Brewery Xinan Sales Company Limited	Chengdu, the PRC	RMB2,000,000	60%	38%	Domestic trading of beer
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	RMB24,000,000	—	85.50%	Manufacture and domestic trading of beer
Tsingtao Xianghong Shangwu Company Limited ("XHC") *(a)*	Qingdao, the PRC	RMB6,000,000	95%	—	Car rental services
Tsingtao Brewery Chenzhou Sales Company Limited	Chenzhou, the PRC	RMB1,000,000	—	94.47%	Domestic trading of beer
Tsingtao Brewery Luzhong (Weifang) Sales Company Limited	Weifang, the PRC	RMB2,000,000	—	90.30%	Domestic trading of beer
Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company")	Xiamen, the PRC	RMB90,000,000	75%	25%	Manufacture and Domestic trading of beer
Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company")	Zhangzhou, the PRC	RMB38,880,000	90%	—	Manufacture and domestic trading of beer
Tsingtao Brewery (Xiamen) Sales Company Limited ("Xiamen Sales")	Xiamen, the PRC	RMB1,000,000	—	95%	Domestic trading of beer
Tsingtao Brewery Taizhou Sales Company Limited ("Tai Zhou Sales Company")	Taizhou, the PRC	RMB6,800,000	—	48.45%	Domestic trading of beer
Tsingtao Beer Haifeng Warehouse Company Limited	Qingdao, The PRC	RMB10,000,000	—	53.75%	Warehousing, packaging and logistics
Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") *(b)*	Yangzhou, The PRC	RMB5,000,000	20%	—	Manufacture and Domestic trading of beer

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES *(Continued)*

(i) Particulars of the principal subsidiaries of the Company *(Continued)*

(a) In July 2005, the Company and Tsingtao Brewery Group Company Limited ("TB Group Company") contributed additional cash capital of RMB4,750,000 and RMB250,000 respectively, to XHC. After the capital injection, the registered capital of XHC was increased from RMB1,000,000 to RMB6,000,000. The legal procedure was completed in August 2005 and the equity interest in XHC held by the Company remains unchanged.

(b) Pursuant to an agreement signed between the Company and TB Group Company in December 2004, the majority equity owner of Yangzhou Company, TB Group Company, entrusted the Company to control the operation and management of Yangzhou Company. In addition, a majority of the members of the board of directors of Yangzhou Company were also appointed by the Company. Accordingly, Yangzhou Company has been consolidated as a subsidiary of the Group since the Group has control over its financial and operating policies.

In June 2005, Zhuhai Company and Doumen Company, entered into a merger agreement, pursuant to which, Doumen Company was merged with Zhuhai Company. The legal procedure was completed on 23 December 2005. The registered capital of Zhuhai Company and the equity interests held by the Company remained unchanged. The transaction did not result in any gain or loss reported by the Group.

In October 2005, Huanan Holding Company and Shenzhen Sales Company, both were subsidiaries of the Company, entered into a merger agreement. Pursuant to the agreement, Huanan Holding Company was merged with Shenzhen Sales Company. The registered capital of Shenzhen Sales Company was also increased from RMB200,000,000 to RMB220,000,000 and the equity interests held by Shenzhen Sales Company remained unchanged. Up to the date of approval of these financial statements, the respective legal procedure had not yet been completed. The transaction did not result in any gain or loss reported by the Group.

(c) During the year, the directors of the Company approved an equity transfer agreement entered into between the Company and Xian Company, a subsidiary of the Company, that the Company transferred its 50% equity interests of Gansu Nongken to Xian Company at a consideration of approximately RMB50,926,000. In January 2006, the relevant registration procedures have been completed up to the date of the approval of this financial statements.

(d) In October 2005, the legal procedure for the deregistration of Tsingtao Brewery (Tianmen) Company Limited ("Tianmen Company"), a formerly consolidated subsidiary, was completed.

As at 31 December 2005 and 2004, all the subsidiaries owned by the Company are limited liabilities companies.

(ii) Newly acquired subsidiary

Name of new subsidiaries	Place of establishment	Registered and paid-in capital	Equity interest held by the Company (%)		Principal activities
			Directly	*Indirectly*	
Tsingtao Brewery (Nanning) Company Limited ("Nanning Company")	Nanning, the PRC	RMB730,000,000	—	71.25%	Manufacture and domestic trading of beer

In May 2004, Huanan Holding Company, a subsidiary of the Company, and Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") entered into an equity transfer agreement, pursuant to which, Huanan Holding Company undertook to acquire an additional 45% equity interest of Nanning Company (a then 28.5% indirectly owned associate of the Company) from Tailian Brewery at a consideration of approximately RMB200,880,000. The acquisition was completed on 28 February 2005. After the acquisition, the effective equity interest indirectly held by the Company increased from 28.5% to 71.25% and Nanning Company also became a subsidiary of the Company. Goodwill of approximately RMB115,975,000 was recognised in the acquisition *(see Note 31 for details)*.

9 INVESTMENTS IN AND LOANS TO SUBSIDIARIES *(Continued)*

(iii) Subsidiary disposed

In September 2005, the Company and the other two independent third parties entered into a capital transfer agreement that the Company sold its 95% equity interest in Tsingtao Brewery (Anqiu) Company Limited ("Anqiu Company") to one of independent third parties at a consideration of RMB1. The Company also agreed to waive the repayment of an entrusted loan and intercompany receivable balance due by Anqiu Company to the Group and assume the obligation to repay a bank loan of Auqiu Company of RMB3,000,000. The relevant legal procedure was completed in October 2005. A gain amounting to approximately RMB8,722,000 was recognised from the transaction, after taking into account the carrying values of the interests disposed and reversal of impairment provision made against the investment set up in prior years.

10 INTEREST IN ASSOCIATES

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted investments, at cost	**26,159**	96,160	**7,498**	5,998
Share of results of associates	**(4,370)**	(24,519)	**—**	—
	21,789	71,641	**7,498**	5,998

In the opinion of the Directors, as at 31 December 2005, the underlying values of the associates were not less than the carrying amounts of these investments.

As at 31 December 2005, particulars of the principal associates of the Group are as follows:

Name of associated companies	Place of establishment and Principal operations	Registered Capital	Equity Interests held by the Group (%)		Principal Activities
			directly	*indirectly*	
Qinghua International Trade Development Company Limited ("Qinghua International")	Canada	US$500,000	50%	—	Trading
Liaoning Shenqing Tsingtao Brewery Company Limited ("Liaoning Shenqing")	Shenyang, the PRC	RMB2,000,000	30%	—	Domestic trading of beer
Tsingtao Beer and Asahi Beverages Company Limited ("Asahi Beverage")	Qingdao, the PRC	RMB90,000,000	—	37.52%	Manufacture and domestic trading of tea beverages
Tsingtao Brewery Import Export S.A.R.L	France	Euro100,000	40%	—	Import and export sales of beer
Tsingtao Brewery (AUST) PTY. LTD.	Australia	Aus250,000	49%	—	Import and export sales of beer
Qingdao Zhaoshang Logistics Company Limited ("Zhaoshang Logistics") *(a)*	Qingdao, the PRC	RMB10,000,000	30%	—	Logistic services and management

10 INTEREST IN ASSOCIATES *(Continued)*

(a) In April 2005, the Company and the other two equity owners of Zhaoshang Logistic contributed additional cash capital of RMB1,500,000, RMB2,250,000 and RMB1,250,000, respectively into Zhaoshang Logistics. After the capital injection, the registered capital of Zhaoshang Logistics was increased from RMB5,000,000 to RMB10,000,000. The legal procedures were completed in July 2005 and the equity interest of Zhaoshang Logistics held by the Company remains unchanged.

(b) As mentioned in Notes 9(ii) and 31, the Group acquired additional equity interests in a then associate, Nanning Company, during the current year and Nanning Company became a subsidiary of the Company after such acquisition.

11 INVENTORIES

	Group		Company	
	As at 31 December		As at 31 December	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials, packaging materials and auxiliary materials	**1,173,623**	1,147,447	**133,597**	148,215
Work-in-progress	**177,770**	162,750	**38,974**	39,696
Finished goods	**128,873**	114,278	**53,674**	34,544
	1,480,266	1,424,475	**226,245**	222,455
Less: Write-down of inventories to net realisable value	**(56,339)**	(41,644)	**(1,022)**	(1,022)
Inventories, net	**1,423,927**	1,382,831	**225,223**	221,433

Approximately RMB56,339,000 and RMB1,022,000 (2004: RMB41,644,000 and RMB1,022,000) of the gross value of inventories of the Group and of the Company were covered by full provision against their net realisable values.

12 TRADE RECEIVABLES

(a) Group

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Trade receivables - third parties	**178,993**	223,141
Receivables from related parties *(Note 32(b))*	**70,861**	77,563
	249,854	300,704
Less: provision for impairment of receivables	**(144,786)**	(141,285)
	105,068	159,419

12 TRADE RECEIVABLES *(Continued)*

(a) Group *(Continued)*

The aging analysis of trade receivables is as follows:

	31 December 2005			31 December 2004		
	Amount	Provision for bad debts	Balance after provision	Amount	Provision for bad debts	Balance after provision
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**89,547**	**(2,075)**	**87,472**	139,701	(4,150)	135,551
1 to less than 2 years	**33,874**	**(31,685)**	**2,189**	38,205	(32,030)	6,175
2 to less than 3 years	**46,123**	**(45,716)**	**407**	57,831	(56,078)	1,753
Over 3 years	**80,310**	**(65,310)**	**15,000**	64,967	(49,027)	15,940
Total	**249,854**	**(144,786)**	**105,068**	300,704	(141,285)	159,419

(b) Company

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Trade receivables - third parties	**95,857**	89,022
Receivables from related parties *(Note 32(b))*	**60,175**	143,472
	156,032	232,494
Less: provision for impairment of receivables	**(81,180)**	(67,356)
	74,852	165,138

The aging analysis of trade receivables is as follows:

	31 December 2005			31 December 2004		
	Amount	Provision for bad debts	Balance after provision	Amount	Provision for bad debts	Balance after provision
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**51,672**	**(5)**	**51,667**	140,965	(49)	140,916
1 to less than 2 years	**30,926**	**(28,454)**	**2,472**	11,161	(2,239)	8,922
2 to less than 3 years	**8,261**	**(2,548)**	**5,713**	23,284	(22,984)	300
Over 3 years	**65,173**	**(50,173)**	**15,000**	57,084	(42,084)	15,000
Total	**156,032**	**(81,180)**	**74,852**	232,494	(67,356)	165,138

12 TRADE RECEIVABLES *(Continued)*

The majority of the Group's domestic sales are transacted at cash on delivery terms. For export sales outside of the PRC, they are mainly covered by letter of credit. Credit is only granted to customers with good credit history. There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed except as stated in note 3.1(b).

The net book value of accounts receivable approximates its fair value as at 31 December 2005.

The Group makes specific bad debt provision against the doubtful trade receivable balances which are determined based on the credit history of the customers and the evidence of whether a portion or the full amount of the outstanding balance is uncollectible. As at 31 December 2005, approximately RMB15,000,000 of the receivable balance aged more than 3 years not provided for bad debts represent the amount jointly due by a customer and a related company as described in note 32(b)(ii).

13 SHARE CAPITAL

As at 31 December 2005, the authorised registered share capital was RMB1,308,219,178 (31 December 2004: RMB1,060,000,000) of RMB1 each.

	31 December 2005		31 December 2004	
	RMB'000	**Number of *shares ('000)***	*RMB'000*	Number of *shares ('000)*
State shares	**399,820**	**399,820**	399,820	399,820
PRC legal person shares	**53,330**	**53,330**	53,330	53,330
PRC public shares ("A shares")	**200,000**	**200,000**	200,000	200,000
Overseas public shares ("H shares")	**655,069**	**655,069**	406,850	406,850
	1,308,219	**1,308,219**	1,060,000	1,060,000

On 12 April 2005, tranche II and tranche III of mandatory convertible bonds ("CB") issued by the Company to Anheuser-Bush Companies, Inc. ("A-B Company") in prior years at principal amounts of HK$627,120,000 and HK$508,275,000 (equivalent to approximately RMB1,203,755,000 in aggregate), respectively, were converted into 248,219,178 of new H shares issued by the Company at contracted conversion prices of HK$4.68 and HK$4.45 (equivalent to approximately RMB4.96 and RMB4.72) per share, respectively. After then, all issued CB had been converted into H shares of the Company. The conversion resulted in an increase in share capital at its nominal value of RMB248,219,178 and share premium of RMB942,973,015 *(Note 14)*.

As at 31 December 2005, all issued share capital had been fully paid up.

14 OTHER RESERVES

(a) Group

	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000 (Note a)	Public welfare fund RMB'000 (Note a)	Cumulative translation adjustments RMB'000	Other reserves RMB'000
Balance at 1 January 2004, as previous reported as equity	2,115,258	12,921	218,185	176,978	111	2,523,453
Other transfers	—	4,331	—	—	—	4,331
Profit appropriation to surplus reserve	—	—	58,104	—	—	58,104
Profit appropriation to public welfare fund	—	—	—	45,515	—	45,515
Translation difference	—	—	—	—	(1,315)	(1,315)
Balance at 31 December 2004	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Balance at 1 January 2005, as per above	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Profit appropriation to surplus reserve	—	—	52,858	—	—	52,858
Profit appropriation to public welfare fund	—	—	—	47,430	—	47,430
Conversion of convertible bonds *(Note 13)*	942,973	—	—	—	—	942,973
Translation difference	—	—	—	—	223	223
Balance at 31 December 2005	**3,058,231**	**17,252**	**329,147**	**269,923**	**(981)**	**3,673,572**

(b) Company

The movement of reserves of the Group has been shown in the consolidated statement of changes in equity. The movement of reserves of the Company for the year is as follows:

	2004						
	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000 (Note a)	Public welfare fund RMB'000 (Note a)	Unappropriated profits RMB'000 (Note b)	Reserves total RMB'000	Proposed dividends RMB'000
As at 1 January 2004	2,115,258	1,782	151,282	122,011	191,955	2,582,288	212,000
Dividends declared	—	—	—	—	—	—	(212,000)
Profit for the year	—	—	—	—	329,045	329,045	—
Proposed dividends *(Note 27)*	—	—	—	—	(196,233)	(196,233)	196,233
Profit appropriation to surplus reserve *(a)*	—	—	27,871	—	(27,871)	—	—
Profit appropriation to public welfare fund *(a)*	—	—	—	27,871	(27,871)	—	—
Balance at 31 December 2004	2,115,258	1,782	179,153	149,882	269,025	2,715,100	196,233

14 OTHER RESERVES *(Continued)*

(b) Company *(Continued)*

	2005						
	Share premium *RMB'000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000* *(Note a)*	Public welfare fund *RMB'000* *(Note a)*	Unappropriated profits *RMB'000* *(Note b)*	Reserves total *RMB'000*	Proposed dividends *RMB'000*
Balance at 1 January 2005	2,115,258	1,782	179,153	149,882	269,025	2,715,100	196,233
Opening adjustment for the adoption of HKAS 39	—	—	—	—	10,712	10,712	—
Balance at 1 January 2005, as restated	2,115,258	1,782	179,153	149,882	279,737	2,725,812	196,233
Dividends declared	—	—	—	—	—	—	(196,233)
Profit for the year	—	—	—	—	348,500	348,500	—
Proposed dividends *(Note 27)*	—	—	—	—	(209,315)	(209,315)	209,315
Profit appropriation to surplus reserve	—	—	30,230	—	(30,230)	—	—
Profit appropriation to public welfare fund	—	—	—	30,230	(30,230)	—	—
Conversion of convertible bonds	942,973	—	—	—	—	942,973	—
Balance at 31 December 2005	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315

Notes:

(a) Statutory reserves

According to the Articles of Association of the Company and Company Law of PRC, the Company has to set aside 10% of its net profit after taxation under PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and it is also obliged by the Article of Associations to appropriate funds to the public welfare fund at a percentage of the net profit after taxation as determined by the directors. These reserves are not distributable as cash dividends.

The directors has resolved that the public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees. However, the fund cannot be used to pay for staff welfare expenses. Legal title to the capital items acquired using the fund remains with the Company.

(b) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Kuai Zi [1995] No.31 issued by the State Ministry of Finance, appropriations to surplus reserves, public welfare fund and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Company declares dividends based on the lower of distributable profits of the Company as determined in accordance with PRC accounting standards and regulations and those determined in accordance, with accounting principles generally accepted in Hong Kong. The unappropriated profits of the Company available for distribution to shareholders (after the proposed dividends for the year) as at 31 December 2005 amounted to approximately RMB358,462,000 (2004: RMB269,025,000).

15 BORROWINGS

(a) Group

	31 December 2005			31 December 2004		
	Short-term bank loans	**Long-term bank loans**	**Total**	Short-term bank loans	Long-term bank loans	Total
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans						
Repayable:						
Within 1 year	**949,171**	**6,551**	**955,722**	1,355,192	24,442	1,379,634
Between 2 and 5 years	**—**	**8,113**	**8,113**	—	47,573	47,573
Over 5 years	**—**	**13,673**	**13,673**	—	18,729	18,729
	949,171	**28,337**	**977,508**	1,355,192	90,744	1,445,936
Less: Portion due within 1 year	**(949,171)**	**(6,551)**	**(955,722)**	(1,355,192)	(24,442)	(1,379,634)
Long-term portion	**—**	**21,786**	**21,786**	—	66,302	66,302

(b) Company

	31 December 2005			31 December 2004		
	Short-term bank loans	**Long-term bank loans**	**Total**	Short-term bank loans	Long-term bank loans	Total
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans						
Repayable:						
Within 1 year	645,616	4,344	649,960	827,650	19,234	846,884

As at 31 December 2005, loans of the Group amounting to approximately RMB7,933,000 and RMB15,811,000 were guaranteed by Beijing Development and Reform Committee and Bank of China, Beijing branch, respectively. Loans of the Group and of the Company each amounting to approximately RMB4,344,000 (2004: 19,234,000) were guaranteed by TB Group Company.

Approximately RMB87,000,000 (2004: RMB128,000,000) of the loans of the subsidiaries as at 31 December 2005 are guaranteed by the Company.

Approximately RMB10,000,000 (2004: RMB147,500,000) of the Group's loans as at 31 December 2005 are secured by machinery with an aggregate carrying value of approximately RMB12,500,000 (2004: buildings, plant and machinery, motor vehicles and equipment with an aggregate carrying value of approximately RMB275,570,000, land use rights at RMB36,140,000 and inventories at RMB5,000,000, respectively).

15 BORROWINGS *(Continued)*

The carrying amounts of the borrowings are denominated in the following currencies.

	Group		Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
RMB	**219,694**	464,822	**4,344**	19,234
Hong Kong dollar	**88,454**	123,004	**—**	—
US dollar	**645,616**	827,650	**645,616**	827,650
Euro	**15,811**	20,495	**—**	—
Danish Krone	**7,933**	9,965	**—**	—
	977,508	1,445,936	**649,960**	846,884

All the loans of the Group are subject to the market interest rate changes except the loans dominated in Danish Krone and Euro which are interest free.

The effective interest rates at the balance sheet date for the loans dominated in RMB, HK$ and US$ were 4.15%, 3.25% and 3.81% per annum, respectively. The directors consider that the carrying amount of these borrowings approximate their respective fair value as at 31 December 2005.

As of 31 December 2005, the Group had aggregate unutilised short term loan facilities of approximately RMB2,900,000,000 (2004: RMB2,028,000,000). All are expiring within a year with floating interest rates to be charged on the amount drawn down.

16 DERIVATIVE FINANCIAL INSTRUMENTS

	As at 31 December 2005	
	Assets	**Liabilities**
	RMB'000	***RMB'000***
Forward foreign exchange contracts — ineffective hedges	**—**	**(90)**

In the opinion of directors, the forward contracts are non-speculative in nature and they are used as hedges against the Company's outstanding bank loan balances denominated in US dollars. However, as these instruments are not qualified for hedging accounting under the requirements of HKAS 39 as described in Note 3.2, they were recognised at fair value. The fair value of approximately RMB90,000 of such contracts held at the year end remained at open position were charged to the income statement for the year ended 31 December 2005.

17 DEFERRED INCOME TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2004: same).

The movements in deferred tax assets/liabilities are as follows:

(i) Deferred tax assets

	Fair value adjustments on depreciation		**Others**		**Total**	
	2005	2004	**2005**	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**4,623**	7,111	**1,622**	—	**6,245**	7,111
(Charged)/credited to income statements	**(417)**	(2,488)	**15,978**	1,622	**15,561**	(866)
At 31 December	**4,206**	4,623	**17,600**	1,622	**21,806**	6,245

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation	
	2005	2004
	RMB'000	*RMB'000*
At 1 January	**18,300**	17,083
Acquisition of subsidiaries	**—**	1,533
Credited to income statement	**(926)**	(316)
At 31 December	**17,374**	18,300

The amounts shown in the balance sheet include the following:

	2005	2004
	RMB'000	*RMB'000*
Deferred tax assets to be recovered more than 12 months	**3,789**	2,135
Deferred tax liabilities to be settled after more than 12 months	**16,448**	17,984

As at 31 December 2005, deferred tax assets were mainly recognised for temporary differences arising from fair value adjustment on depreciation of fixed assets acquired in business combinations and certain promotion expenses not allowable for tax deduction in current year, to the extent that realisation of such tax benefits through the future taxable profits is probable.

In addition, the Group also had unrecognised deferred tax assets amounting to an aggregate amount of approximately RMB114,626,000 (2004: RMB85,161,000) associated with tax losses of subsidiaries carried forward of approximately RMB476,000,000 (2004: RMB311,000,000) which will expire in the period from 2006 to 2010, and fair value adjustments made on depreciation of fixed assets of approximately RMB42,000,000 (2004: RMB36,000,000); provision for realisation losses and impairment losses of receivable balances; and inventories and fixed assets of approximately RMB157,663,000 (2004: RMB135,844,000). Deferred tax assets had not been recognised due to the fact that there is no certainty of their respective realisation through available future taxable profits.

18 TRADE PAYABLES

(a) Group

	As at 31 December 2005	
	2005	2004
	RMB'000	*RMB'000*
Trade payables - third parties	**710,894**	658,054
Amounts due to related parties *(Note 32(b))*	**103**	1,007
	710,997	659,061

The ageing analysis of trade payables (including amounts due to related parties) is as follows:

	As at 31 December 2005	
	2005	2004
	RMB'000	*RMB'000*
Less than 1 year	**677,981**	620,543
1 to less than 2 years	**14,034**	17,122
2 to less than 3 years	**10,179**	5,294
Over 3 years	**8,803**	16,102
	710,997	659,061

19 BILLS PAYABLE

All the bills payable balances of the Group as at 31 December 2005 are of maturity within six months. Approximately RMB17,570,000 (2004: RMB32,226,000) of the bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills and was presented as restricted cash in the balance sheet. Approximately RMB160,737,000 of bank accepted bills issued by the subsidiaries as at 31 December 2005 were guaranteed by the Company.

20 OTHER PROVISIONS

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Litigation provision with Qindao Guangming Group Company ("Guangming Company")	**—**	27,000

The provision of RMB27,000,000 set up in 2004 for the damages to be paid by the Company in a pending litigation with Guangming Company was transferred to other payable in current year upon confirmation of the exact amount in a final ruling and judgment obtained from Supreme People's Court of the PRC. There was no material difference between the actual amount payable and the provision.

21 OTHER GAINS — NET

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Derivative instruments:		
— foreign exchange forward contracts: transactions not qualifying for hedge accounting *(note 3.2(b))*	**(1,582)**	—
Realised gain on foreign exchange forward contracts	**—**	9,171
Amortisation of deferred gain arising from the issuance of CB *(i)*	**12,641**	2,293
Interest income	**16,886**	18,854
Government grants *(ii)*	**74,859**	75,586
	102,804	105,904

(i) Upon inception of the CB in prior years mentioned in Note 13, a deferred gain had been recognised for the difference between the net present values of the estimated cash flows of expected annual interest payments made by the Company to A-B company for the CB issued by the Company and the expected refund of such payments from A-B Company receivable by the Company according to the terms of the CB, assuming mandatory conversion occurs upon the expiry of the contracted conversion periods. Such deferred gain was recognised in the income statement over the contracted conversion period. Upon the full conversion of CB in April 2005 (as described in Note 13), the remaining unamortised carrying amount of the related deferred gain was fully recognised as other gains in the current year income statement.

(ii) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

22 EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Staff costs *(Note 23)*	**584,164**	552,985
Costs of inventories (including direct materials, direct labor and overheads)	**5,944,101**	5,027,430
Depreciation of fixed assets *(Note 7)*	**538,928**	508,749
Amortisation of intangible assets and leasehold land payments *(Notes 6, 8)*	**36,554**	43,768
(Reversal)/provision for doubtful debts	**(4,538)**	25,054
Impairment loss on property, plant and equipment *(Note 7(a))*	**141,545**	62,501
Impairment loss on goodwill *(Note 8)*	**46,350**	—
Goodwill written off upon disposal of a subsidiary *(Note 8)*	**9,748**	—
Write-down of inventories to net realisable value	**14,695**	19,819
Provision for outstanding litigation *(Note 20)*	**—**	27,000
Auditors' remuneration	**5,876**	6,010

23 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

	2005	2004
	RMB'000	*RMB'000*
Wages and salaries	**477,707**	451,351
Social security costs	**27,084**	33,216
Pension costs — defined contribution plans	**74,874**	67,133
Staff employment medical benefits	**1,499**	1,285
	581,164	552,985

(a) Directors' and senior management's emoluments

The remuneration of every Director for the year ended 31 December 2005 is set out below:

Name of directors	**Fees**	**Other emoluments**	**Salary**	**Social security contributions**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Mr. Li Guirong	—	—	284	—	284
Mr. Jin Zhiguo	—	—	337	4	341
Mr. Liu Yingdi	—	—	264	4	268
Mr. Sun Mingbo*	—	—	290	4	294
Mr. Sun Yuguo	—	—	264	4	268
Mr. Stephen J Burrows	—	—	30	—	30
Mr. Mark F Schumm*	—	—	30	—	30
Mr. Chu Zhengang*	—	50	—	—	50
Mr. Fu Yang*	—	50	—	—	50
Mr. Li Yan*	—	50	—	—	50
Mr. Poon Chiu Kwok*	—	50	—	—	50
Mr. Tan Lining**	—	—	—	—	—
Mr. Wu Haihua**	—	—	—	—	—
Ms. Pan Guirong**	—	—	—	—	—
	—	200	1,499	16	1,715

23 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS) *(Continued)*

(a) Directors' and senior management's emoluments *(Continued)*

The remuneration of every Director for the year ended 31 December 2004 is set out below:

Name of directors	Fees	Other emoluments	Salary	Social security contributions	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Mr. Li Guirong	—	—	240	—	240
Mr. Jin Zhiguo	—	—	266	4	270
Mr. Liu Yingdi	—	—	214	4	218
Mr. Sun Yuguo	—	—	214	4	218
Mr. Stephen J Burrows	—	—	30	—	30
Mr. Chu Zhengang	—	56	—	—	56
Mr. Tan Lining	—	56	—	—	56
Mr. Wu Haihua	—	56	—	—	56
Ms. Pan Guirong	—	56	—	—	56
	—	224	964	12	1,200

Notes:

* Appointed on 23 June 2005

** Resigned on 23 June 2005

(b) Five highest paid individuals

Details of emoluments paid to the five highest paid individuals are summarised below. Five of these personnel (2004: three) are directors of the Company, whose emoluments are reflected above in the analysis presented.

The emoluments payables to the remaining two (2004: two) individuals during the year are as follows:

	2005	2004
	RMB'000	*RMB'000*
Basic salaries and allowances	**528**	426
Social security contributions	**11**	9
	539	435

23 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS) *(Continued)*

(c) Supervisory committee members' emoluments

The emoluments of the five existing and former committee members are as follows:

	2005	2004
	RMB'000	*RMB'000*
Basic salaries and allowances	**499**	514
Social security contributions	**34**	34
	533	548

24 FINANCE COSTS

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Interest on bank loans	**69,327**	70,065
Net foreign exchange transaction (gains)/loss	**(26,058)**	4,672
	43,269	74,737

There were no (2004: no) borrowing costs eligible for capitalisation as part of the costs of the related qualifying assets during the year.

25 TAXATION

(a) Income tax expense

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Current income tax		
— Hong Kong income tax *(i)*	**1,329**	1,635
— PRC enterprise income tax *(ii)*	**203,514**	184,206
— Deferred income tax *(note 17)*	**(16,487)**	550
	188,356	186,391

(i) ***Hong Kong income tax***

Hong Kong income tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

25 TAXATION *(Continued)*

(a) Income tax expense *(Continued)*

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18 April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Ministry of Finance of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

Chenzhou Company and Shenzhen Asahi were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2005 is the fourth profitable year of Chenzhou Company and the fifth profitable year of Shenzhen Asahi. Accordingly, EIT for Chenzhou Company and Shenzhen Asahi were provided at reduced rates of 16.5% and 7.5%, respectively.

Shenzhen Sales Company, Huanan Holding Company Limited, Doumen Company, Zhuhai Company, Xiamen Company and Xianmen Sales were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones of the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

Reconciliation of weighted average applicable tax rate to effective tax rate:

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Weighted average applicable tax rate	**17%**	18%
Loss sustained by subsidiaries of which no deferred tax assets have been recongnised	**18%**	18%
Others	**—**	2%
Effective tax rate	**35%**	38%

The decrease in weighted average applicable tax rate is caused by a change in the profitability of the Group's entities subject to different tax rates as stated above.

25 TAXATION *(Continued)*

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

26 EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Year ended 31 December	
	2005	2004
Profit attributable to shareholders of the Company *(RMB'000)*	**306,589**	285,163
Weighted average number of ordinary shares in issue *(thousands)*	**1,238,174**	1,060,000
Basic earnings per share *(RMB per share)*	**0.25**	0.27

The diluted earnings per share for 2004 was calculated by adjusting the weighted average number of ordinary shares outstanding with the assumption of the conversion of all dilutive potential ordinary shares. The amount was arrived at based on 1,294,137,362 ordinary shares which was the weighted average number of ordinary shares in issue during the year plus the weighted average number of 234,137,362 ordinary shares deemed to have been issued if all issued and unconverted CB had been converted into shares as at 1 January 2004.

No diluted earnings per share information was presented for 2005 as there were no dilutive potential ordinary shares as of 31 December 2005.

27 DIVIDENDS

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Proposed final dividend of RMB0.16 (2004: RMB0.15) per share	**209,315**	196,233

The dividends paid/payable during the year ended 31 December 2005 was for final dividends of 2004 at RMB196,233,000 (RMB0.15 per share) (2004: final dividend for 2003 at RMB212,000,000 (RMB0.2 per share)). A final dividend in respect of 2005 of RMB0.16 per share, amounting to an aggregate amount of RMB209,315,000, is to be proposed at the Annual General Meeting. This proposed dividend will be shown as appropriations in the year ending 31 December 2006.

28 CASH GENERATED FROM OPERATIONS

(a) Reconciliation of profit for the year to net cash inflow from operating activities

	2005	2004
	RMB'000	*RMB'000*
Profit for the year	**343,306**	304,074
Taxation	**188,356**	186,391
Share of loss from associates	**4,370**	25,325
Income from wavier of payable balances	**(9,508)**	(5,226)
Interest income	**(16,886)**	(18,854)
Amortisation of premium on bonds	**—**	2,821
Net exchange (gains)/losses	**(26,058)**	4,672
Depreciation *(Note 7)*	**538,928**	508,749
(Gain)/loss on disposal of property, plant and equipment	**(4,596)**	5,700
Impairment loss on property, plant and equipment *(Note 7)*	**141,545**	62,501
Amortisation of negative goodwill	**—**	(19,260)
Amortisation of deferred liabilities *(Note 21)*	**(12,641)**	(2,293)
Impairment of long-term investments	**1,981**	4,007
Amortisation of intangible assets and leasehold land *(Note 6, 8)*	**36,554**	43,768
Goodwill impairment loss and disposal *(Note 8)*	**56,098**	—
Fair value losses on derivative financial instruments	**1,582**	(9,171)
Interest expenses	**69,327**	70,065
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)		
Inventories	**(12,625)**	31,795
Trade receivables	**73,135**	7,616
Bills receivable	**23,381**	(47,691)
Deposits, prepayments and other receivables	**159,339**	10,066
Trade payable	**(15,784)**	(70,546)
Accrual and other payables	**(32,295)**	455,387
Bills payable	**(97,080)**	(99,526)
Deposits and advance from customers	**(16,832)**	(1,143)
Taxes payable	**(28,083)**	109,654
Cash generated from operations	**1,365,514**	1,558,881

28 CASH GENERATED FROM OPERATIONS *(Continued)*

(b) Analysis of changes in financing during the year

	Dividend payable		Share capital (including share premium and capital reserve)		CB		Bank loans		Minority interests	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**2,100**	1,100	**3,192,510**	3,188,179	**1,191,192**	923,738	**1,445,936**	1,417,783	**544,333**	579,465
Minority interests' share of profits	**–**	–	**–**	–	**–**	–	**–**	–	**36,717**	18,911
Minority interests' share of acquisition of additional equity interest	**–**	–	**–**	–	**–**	–	**–**	–	**44,791**	(24,114)
Capital contributions from minority interests	**–**	–	**–**	–	**–**	–	**–**	–	**250**	–
Other transfers	**–**	–	**–**	4,331	**–**	–	**–**	–	**–**	–
Issuance of convertible bonds (net of transaction costs)	**–**	–	**–**	–	**–**	270,275	**–**	–	**–**	–
Conversion of convertible bonds	**–**	–	**1,191,192**	–	**(1,191,192)**	–	**–**	–	**–**	–
Deferred liabilities arising from the convertible bonds	**–**	–	**–**	–	**–**	(2,821)	**–**	–	**–**	–
Proposed dividends	**196,233**	212,000	**–**	–	**–**	–	**–**	–	**–**	–
Proposal dividends to minority interests	**48,474**	–	**–**	–	**–**	–	**–**	–	**(48,474)**	–
Dividends paid	**(234,586)**	(211,000)		–	**–**	–	**–**	–	**–**	(29,929)
Bank loans assumed from acquisition of subsidiaries	**–**	–	**–**	–	**–**	–	**66,212**	357,900	**–**	–
Proceeds from bank loans drawn down	**–**	–	**–**	–	**–**	–	**882,959**	1,058,319	**–**	–
Repayment of bank loans	**–**	–	**–**	–	**–**	–	**(1,417,599)**	(1,388,066)	**–**	–
Others	**–**	–	**–**	–	**–**	–	**–**	–	**(931)**	–
At 31 December	**12,221**	2,100	**4,383,702**	3,192,510	**–**	1,191,192	**977,508**	1,445,936	**576,686**	544,333

29 CONTINGENCIES

(a) Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters by the Company as welfare benefits of its employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 31 December 2005, no formal plan had yet been developed by the Group and no plans had been announced by the Group to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 31 December 2005 and there is no reasonable basis to accrue for any potential liabilities.

(b) As at 31 December 2005, the Group had provided guarantee of RMB24,000,000 in favor of an associate of the Group for its bank loans.

30 COMMITMENTS

(a) Capital and other commitments

The Group had no material capital commitments which were authorised but not contracted and provided for as of 31 December 2005.

The Group's commitments in relation to construction of fixed assets, acquisition of subsidiaries and other activities which were contracted but not provided for are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
	317,566	58,077	264,730	12,039

(b) Operating lease commitments

As at 31 December 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as follows:

	2005	2004
	RMB'000	*RMB'000*
Not later than one year	**1,660**	2,490

31 BUSINESS COMBINATION

As disclosed in Notes 9 and 10, the Group acquired additional equity interests in Nanning Company during the year. The business acquired contributed revenues of approximately RMB158,094,000 and brought net loss of approximately RMB13,297,000 to the Group for the period from 28 February 2005 (date of acquisition) to 31 December 2005. If the acquisition had occurred on 1 January 2005, the Group revenue would have been RMB10,054,000,000 and profit before allocations would have been RMB338,673,000.

Details of net assets acquired and goodwill are as follows:

	Nanning Company
	RMB'000
Purchase consideration paid	200,880
Fair value of identifiable net assets acquired — shown as below	(84,905)
Goodwill	115,975

31 BUSINESS COMBINATION *(Continued)*

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree's carrying amount
	RMB'000	*RMB'000*
Fixed assets	380,711	458,727
Intangible asset — trademark	9,512	2,250
Land use right	94,327	40,584
Other non-current assets	30,223	31,081
Trade and other receivables	20,835	20,835
Cash and cash equivalents	26,148	26,148
Long-term bank loans	(66,212)	(66,212)
Trade and other payables	(301,459)	(301,459)
Taxation payable	(5,408)	(5,408)
Net assets	188,677	206,546
Net assets acquired (45%)	84,905	
Purchase consideration settled in cash		200,880
Cash balance of subsidiary acquired		(26,148)
Net cash outflow in acquisition		174,732

The fair values of the respective identifiable assets and liabilities acquired from Nanning were ascertained by third party independent valuers based on the residual income model (for trademark) and replacement cost model (for other assets and liabilities), respectively.

32 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties in the year:

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Purchases from related companies		
— Associates	**163,358**	123,069
— Tsingtao Beer Materials Co., Ltd. *	**—**	12,177
— Tsingtao Beer Industrial Co., Ltd. ("TBI") *	**—**	4,292
— Tsingtao Beer Construction Co., Ltd. ("TBC") *	**—**	107
	163,358	139,645

32 RELATED PARTY TRANSACTIONS *(Continued)*

(a) The following major transactions were carried out with related parties in the year *(Continued)*

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Sales to related companies		
— Associates	**267,142**	228,734
Construction services provided to the Group		
— TBC	**170**	2,940
Logistics services provided to the Group		
— Associates	**143,577**	52,510
Guarantee provided for the Group's loans		
— Tsingtao Group Company*	**4,344**	19,234
Guarantee provided in favour of the Group's receivables		
— Tsingtao Group Company	**40,893**	50,894
Guarantee provided in favour of an associate of the Group		
— Asahi Beverage	**24,000**	—
Handing fee commission paid		
— Tsingtao Group Company	**—**	12,930

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

* These companies are regarded as related parties of the Company as they have certain common directors as the Company's.

32 RELATED PARTY TRANSACTIONS *(Continued)*

(b) As at 31 December 2005, the Group had the following significant current account balances maintained with related parties:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Included in				
Amount due from subsidiaries	**—**	—	**12,314**	165,784
Trade receivable and other long-term assets accounts				
— Wholly owned subsidiaries of the Group	**—**	—	**1,771**	2,115
— Non-wholly owned subsidiaries of the Group	**—**	—	**36,187**	90,734
— Associates	**96,467**	112,989	**48,110**	85,049
— Other related parties *(ii)*	**287**	467	**—**	1,467
Loans to subsidiaries *(i)*				
— Wholly owned subsidiaries of the Group	**—**	—	**100,020**	50,000
— Non-wholly owned subsidiaries of the Group	**—**	—	**2,635,103**	2,295,371
Deposits, prepayment and other receivables				
— Wholly owned subsidiaries of the Group	**—**	—	**107,056**	107,056
— Non-wholly owned subsidiaries of the Group	**—**	—	**45,846**	50,228
— Associates	**9,994**	—	**9,994**	—
— Other related parties	**17,253**	3,125	**5,792**	3,125
Trade payables				
— Non-wholly owned subsidiaries of the Group	**—**	—	**33,344**	23,572
— Associates	**26**	—	**26**	—
— Other related parties	**77**	1,007	**—**	1,007
Other payables and long-term payables				
— Non-wholly owned subsidiaries of the Group	**—**	—	**18,539**	9,417
— A-B Company *(iii)*	**121,053**	124,151	**—**	—
— Associates	**2,145**	237	**2,049**	237
— Other related parties	**22,851**	15,213	**253**	13,088
Sales deposits				
— Associates	**5,407**	1,455	**5,407**	—

Except for those mentioned in notes (i) and (iii), the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

(i) As at 31 December 2005, the Company had extended advances and loans amounting to approximately RMB2,729,660,000 (2004: RMB2,345,371,000) to subsidiaries through entrusted loan arrangements made with banks in the PRC *(See Note 9)*.

(ii) The Group had reached a settlement agreement jointly with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 (the "Debts") due from them. Pursuant to the agreement, the Debts are repayable in eight annual installments commencing from 1 January 2002. As at 31 December 2005, the outstanding balances of the Debts of approximately RMB15,000,000 and RMB25,893,000 (2004: RMB15,000,000 and RMB35,893,000) (after deduction on of relevant impairment provision) were classified as both accounts receivable and other long-term assets receivables in the balance sheet of the Group according to the expected repayment schedule. TB Group Company has undertaken to guarantee the repayment of the outstanding balance.

(iii) In October 2003, a subsidiary of the Company, Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") entered into a loan agreement with A-B Company that Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB121,053,000) (the "Loan") from A-B Company. The Loan is interest-bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

32 RELATED PARTY TRANSACTIONS *(Continued)*

(c) Key management compensation

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Basic salaries, allowances and benefits-in-kind	**2,390**	2,850
Retirement fund contributions	**136**	146
	2,526	2,996

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors and other senior management, totalling 17 individuals.

33 EVENTS AFTER THE BALANCE SHEET DATE

Save as disclosed in other notes to the financial statements, the Group had the following significant subsequent events:

(a) In January 2006, the Company set up Tsingtao Brewery (Xuzhou) Huaihai sales Company Limited ("Xuzhou Huaihai Sales Company") at a cash capital injection of RMB8,000,000. Relevant legal procedures have been completed in January 2006 and Xuzhou Huaihai Sales Company started to be consolidated with the Group as a wholly-owned subsidiary.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the year ended 31 December 2005 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at 31 December	
	2005	2004
	RMB'000	*RMB'000*
Net assets as per accounts prepared under PRC GAAP	**4,941,430**	3,586,682
HKFRS adjustments:		
Adjustments arising from different exchange rates used in valuation of carrying values of fixed assets under HKFRS and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(140,887)**	(129,407)
Difference between the accounting for business combination under PRC GAAP and HKFRS	**(49,332)**	(64,472)
Adjustment for negative goodwill brought forward to retained earnings upon adoption of HKFRS 3 on 1 January 2005	**80,971**	—
Recognition of derivative financial instruments at fair value	**(90)**	—
Deferred tax liability arising from depreciation of fixed assets	**(5,090)**	(5,647)
Difference in accounting treatments for the principal balance of convertible bonds issued by the Company as equity under HKFRS and as liabilities under PRC GAAP and the difference in the treatment of the corresponding interest expenses	**—**	1,228,787
Goodwill impairment loss recognised upon cessation of business of subsidiaries	**(9,121)**	—
Others	**(2,744)**	(3,068)
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**4,956,390**	4,754,128

Impact on the consolidated net profit:

	Year ended 31 December	
	2005	2004
	RMB'000	*RMB'000*
Net profit under PRC GAAP	**303,958**	279,724
HKFRS adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(11,480)**	(11,480)
Waiver of payables	**8,248**	4,331
Deferred tax liability arising from depreciation of fixed assets	**557**	(3,646)
Difference between the accounting for business combination under PRC GAAP and HKFRS	**15,140**	(6,833)
Difference in accounting for interest expenses relating to the convertible bonds	**9,764**	23,102
Recognition of derivative financial instruments at fair value	**(10,802)**	—
Goodwill impairment loss recognised upon cessation of business of subsidiaries	**(9,121)**	—
Others	**325**	(35)
Profit attributable to shareholders of the Company under HKFRS	**306,589**	285,163

核數師報告



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致青島啤酒股份有限公司全體股東
（於中華人民共和國註冊成立之中外合資股份有限公司）

本核數師已完成審核第113至第170頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

貴公司董事負責編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零五年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照《香港公司條例》披露要求妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零六年四月三日

資產負債表

(除特別註明外，所有金額單位為人民幣千元)

	附註	本集團 十二月三十一日 二零零五年	二零零四年 (經重列)	本公司 十二月三十一日 二零零五年	二零零四年 (經重列)
資產					
非流動資產					
不動產、廠房及設備	7	**5,263,964**	5,349,607	**950,038**	1,004,929
租賃土地及土地使用權	6	**660,197**	595,593	**65,525**	67,336
無形資產	8	**379,488**	322,623	**79,189**	79,131
投資於子公司	9	**—**	—	**1,722,295**	1,884,750
子公司借款	9	**—**	—	**2,735,123**	2,345,371
聯營公司權益	10	**21,789**	71,641	**7,498**	5,998
負商譽	2.1	**—**	(80,971)	**—**	—
遞延税項資產	17(i)	**21,806**	6,245	**17,600**	—
可供銷售的金融資產		**993**	—	**18,315**	—
長期投資		**—**	17,880	**—**	17,693
其他長期資產	32	**29,880**	40,464	**27,670**	38,071
		6,378,117	6,323,082	**5,623,253**	5,443,279
流動資產					
存貨	11	**1,423,927**	1,382,831	**225,223**	221,433
應收子公司	32	**—**	—	**12,314**	165,784
應收賬款	12, 32	**105,068**	159,419	**74,852**	165,138
應收票據		**75,213**	98,594	**2,498**	30,406
保證金、預付賬款及其他應收款	32	**327,272**	494,054	**192,971**	76,047
已抵押的銀行存款	19	**17,570**	32,226	**—**	—
現金及現金等價物		**1,248,291**	1,330,327	**478,090**	557,409
		3,197,341	3,497,451	**985,948**	1,216,217
資產合計		**9,575,458**	9,820,533	**6,609,201**	6,659,496
股東權益					
資本及可供本公司股東分配的儲備					
股本	13	**1,308,219**	1,060,000	**1,308,219**	1,060,000
可轉換債券	13	**—**	1,191,192	**—**	1,191,192
其他儲備	14	**3,673,572**	2,630,088	**3,449,508**	2,446,075
未分配盈餘					
— 擬派發末期股息	27	**209,315**	196,233	**209,315**	196,233
— 其他		**(234,716)**	(323,385)	**358,462**	269,025
		4,956,390	4,754,128	**5,325,504**	5,162,525
少數股東權益		**576,686**	544,333	**—**	—
股東權益合計		**5,533,076**	5,298,461	**5,325,504**	5,162,525

資產負債表(續)

(除特別註明外，所有金額單位為人民幣千元)

	附註	本集團 十二月三十一日 二零零五年	本集團 十二月三十一日 二零零四年 (經重列)	本公司 十二月三十一日 二零零五年	本公司 十二月三十一日 二零零四年 (經重列)
負債					
非流動負債					
借款	*15*	**21,786**	66,302	**—**	—
衍生金融工具	*16*	**90**	—	**90**	—
遞延税項負債	*17(ii)*	**17,374**	18,300	**—**	12,641
應付股東長期借款	*32*	**121,053**	123,815	**—**	—
遞延負債	*13*	**—**	12,641	**—**	—
		160,303	221,058	**90**	12,641
流動負債					
應付賬款	*18, 32*	**710,997**	659,061	**136,719**	108,443
應付票據	*19*	**345,844**	442,924	**71,800**	103,198
預提費用及其他應付款	*32*	**1,576,309**	1,546,680	**317,709**	273,534
銷售按金及預收客戶賬款	*32*	**219,005**	150,565	**82,451**	57,879
應交税金		**61,981**	93,050	**22,044**	65,292
應付股利		**12,221**	2,100	**2,924**	2,100
借款	*15, 32*	**949,171**	1,355,192	**645,616**	827,650
一年內到期長期銀行借款	*15*	**6,551**	24,442	**4,344**	19,234
其他撥備	*20*	**—**	27,000	**—**	27,000
		3,882,079	4,301,014	**1,283,607**	1,484,330
負債合計		**4,042,382**	4,522,072	**1,283,697**	1,496,971
股東權益及負債合計		**9,575,458**	9,820,533	**6,609,201**	6,659,496
淨流動負債	*3.1*	**(684,738)**	(803,563)	**(297,659)**	(268,113)
總資產減流動負債		**5,693,379**	5,519,519	**5,325,594**	5,175,166

第118至170頁的附註為財務報表的整體部份。

綜合利潤表
(除特別註明外，所有金額單位為人民幣千元)

	附註	截至十二月三十一日止年度 二零零五年	二零零四年 (經重列)
銷售額	5	**10,019,857**	8,620,687
銷售成本	22	**(6,978,719)**	(5,945,161)
毛利		**3,041,138**	2,675,526
其他利得，淨額	21	**102,804**	105,904
銷售及市場推廣費用	22	**(1,654,863)**	(1,423,953)
行政支出	22	**(770,791)**	(694,045)
其他業務虧損，淨額	22	**(138,987)**	(72,905)
經營盈利		**579,301**	590,527
理財成本	24	**(43,269)**	(74,737)
應佔聯營公司虧損		**(4,370)**	(25,325)
除所得稅前盈利		**531,662**	490,465
所得稅	25(a)	**(188,356)**	(186,391)
本年度盈利		**343,306**	304,074
其中：			
本公司股東應佔盈利		**306,589**	285,163
少數股東權益		**36,717**	18,911
		343,306	304,074
年內本公司股東應佔盈利的每股盈利(單位為每股人民幣)			
— 基本	26	**0.25**	0.27
— 攤薄	26	**不適用**	0.22
股息	27	**209,315**	196,233

第118至170頁的附註為綜合財務報表的整體部份。

綜合權益變動表

(除特別註明外，所有金額單位為人民幣千元)

	附註	股本	可轉換債券 (附註13)	其他儲備 (附註14)	擬派發末期股息 (附註27)	累計虧損	少數股東權益	總計
		可供本公司股東分配的權益						
二零零四年一月一日結餘， 如前呈報為股東權益		1,060,000	923,738	2,523,453	212,000	(304,365)	—	4,414,826
二零零四年一月一日結餘： 如前獨立呈報為少數股東權益		—	—	—	—	—	579,465	579,465
二零零四年一月一日結餘，經重列		1,060,000	923,738	2,523,453	212,000	(304,365)	579,465	4,994,291
宣派股息		—	—	—	(212,000)	. —	—	(212,000)
其他轉撥		—	—	4,331	—	(4,331)	—	—
本年度盈利		—	—	—	—	285,163	18,911	304,074
擬派發股息	27	—	—	—	196,233	(196,233)	—	—
提取盈餘公積金	14	—	—	58,104	—	(58,104)	—	—
提取公益金	14	—	—	45,515	—	(45,515)	—	—
外幣報表折算差額		—	—	(1,315)	—	—	—	(1,315)
發行可轉換債券，淨額		—	267,454	—	—	—	—	267,454
附屬公司股東權益轉讓		—	—	—	—	—	(54,043)	(54,043)
二零零四年十二月三十一日結餘		1,060,000	1,191,192	2,630,088	196,233	(323,385)	544,333	5,298,461
二零零五年一月一日結餘，同上		1,060,000	1,191,192	2,630,088	196,233	(323,385)	544,333	5,298,461
採納香港財務報告準則第3號的期初調整	2.1	—	—	—	—	80,971	—	80,971
採納香港會計準則第39號的期初調整	2.1	—	—	—	—	10,712	—	10,712
二零零五年一月一日結餘，經重列		1,060,000	1,191,192	2,630,088	196,233	(231,702)	544,333	5,390,144
宣派股息		—	—	—	(196,233)	—	(48,474)	(244,707)
本年度盈利		—	—	—	—	306,589	36,717	343,306
擬派發股息	27	—	—	—	209,315	(209,315)	—	—
提取盈餘公積金	14	—	—	52,858	—	(52,858)	—	—
提取公益金	14	—	—	47,430	—	(47,430)	—	—
可轉換債券轉股	13	248,219	(1,191,192)	942,973	—	—	—	—
外幣報表折算差額		—	—	223	—	—	—	223
收購新子公司		—	—	—	—	—	44,791	44,791
出售子公司	9(iii)	—	—	—	—	—	2,328	2,328
出售子公司部份權益	9(i)	—	—	—	—	—	(1,119)	(1,119)
少數股東投入資本		—	—	—	—	—	250	250
其他		—	—	—	—	—	(2,140)	(2,140)
二零零五年十二月三十一日結餘		1,308,219	—	3,673,572	209,315	(234,716)	576,686	5,533,076

第118至170頁的附註為綜合財務報表的整體部份。

綜合現金流量表
（除特別註明外，所有金額單位為人民幣千元）

	附註	截至十二月三十一日止年度 二零零五年	二零零四年
經營活動之現金流量			
經營產生之現金	*28(a)*	**1,365,514**	1,558,881
支付所得税		**(236,477)**	(130,877)
已收利息		**16,886**	18,854
經營活動產生之現金淨額		**1,145,923**	1,446,858
投資活動之現金流量			
收購子公司，扣除購入之現金	*31*	**(174,732)**	469
購建不動產、廠房及設備、在建工程及無形資產		**(317,275)**	(374,057)
出售不動產、廠房及設備所得		**43,307**	32,174
購買其他長期資產		**—**	(2,159)
增購子公司股權		**—**	(192,243)
收購聯營公司及其他投資		**(1,500)**	(72,210)
短期銀行存款及已抵押的銀行存款減少		**14,656**	4,095
衍生金融工具之已收現金		**9,235**	—
已收股息		**10**	—
投資活動所用之現金淨額		**(426,299)**	(603,931)
		719,624	842,927
融資活動之現金流量			
借款所得	*28(b)*	**882,959**	1,058,319
償還借款	*28(b)*	**(1,417,599)**	(1,388,066)
少數股東投入資本		**250**	—
發行可轉換債券所得	*28(b)*	**—**	270,275
可轉換債券轉股之已收現金		**39,745**	—
已付利息		**(69,327)**	(62,150)
派發予本公司股東之股息	*28(b)*	**(195,409)**	(211,000)
派發予少數股東之股息	*28(b)*	**(39,177)**	(29,929)
融資活動所用之現金淨額		**(798,558)**	(362,551)
現金及現金等價物(減少)／增加淨額		**(78,934)**	480,376
年初之現金及現金等價物		**1,330,327**	849,765
現金及現金等價物之匯兑(虧損)／收益		**(3,102)**	186
年終之現金及現金等價物		**1,248,291**	1,330,327

第118至170頁的附註為綜合財務報表的整體部份。

綜合財務報表附註

1 一般資料

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

本公司及其子公司(合稱「本集團」)的主要業務為生產及銷售啤酒。本公司的註冊地址為中國青島市香港中路五四廣場青啤大廈。

本集團及本公司於年內的主要收購事項已詳列於附註31。

除特別註明外，綜合財務報表以人民幣列報，並已經由董事會在二零零六年四月三日批准刊發。

財務報表所述部份公司的英文名稱是管理層對其註冊中文名稱的非正式翻譯，該等實體並無依法採納有關英文名稱。

2 重要會計政策概要

編製本綜合財務報表採用的主要會計政策載於下文。除特別註明外，此等政策在所呈報的二零零四年及二零零五年內貫徹應用。

2.1 編製基準

青島啤酒股份有限公司之綜合財務報表乃按照香港財務報告準則(香港財務報告準則)而編製。綜合財務報表依據歷史成本法編製，並就可供銷售的金融資產及衍生工具(為按公允價值列賬)而作出修訂。

編製符合香港財務報告準則之財務報表需要使用若干關鍵會計估計。這亦需要管理層在應用本公司會計政策過程中行使其判斷。

採納新訂／經修訂香港財務報告準則

於二零零五年，本集團採納下列與其營運有關之新訂／經修訂香港財務報告準則之準則及詮釋。因此，二零零四年之比較數字已經視乎需要而根據相關規定作出修訂。

香港會計準則第1號	財務報表的呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計之變更及會計差錯的更正
香港會計準則第10號	資產負債表日後之事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借款成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及個別財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則詮釋第12號	香港會計準則詮釋第12號的範圍合併 — 特殊目的實體
香港財務報告準則第3號	業務合併

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

***採納新訂／經修訂香港財務報告準則** (續)*

採納新訂／經修訂香港會計準則第1、2、7、8、10、16、21、23、24、27、28、33號及香港會計準則詮釋第12號並不會令集團之會計政策發生重大改變。簡略而言：

— 香港會計準則第1號對少數股東權益的呈列、應佔聯營公司除稅後淨業績及其他披露產生影響。

— 香港會計準則第2、7、8、10、16、23、27、28、33號及香港會計準則詮釋第12號並不會對集團之政策造成重大影響。

— 香港會計準則第21號並不會對集團之政策造成重大影響。集團合併範圍內的各實體均按照經修訂準則的指引對功能貨幣作重新評估。集團各實體單獨披露之財務報表與集團之綜合財務報表均使用相同之功能貨幣及呈列貨幣：人民幣。

— 香港會計準則第24號對關聯方的識別及若干其他關聯方之披露造成影響。

採納經修訂的香港會計準則第17號導致會計政策出現變動，即將不動產、廠房及設備中的收購土地使用權的款項重新分類為經營租賃。為土地使用權支付的首期預付款項於租期內以直線法在利潤表扣除，或於出現減值時將減值在利潤表扣除。在以往年度，土地使用權按成本減累計折舊及累計減值入賬。

採納香港會計準則第32及39號導致會計政策出現變動，有關將金融資產分類為按公允價值計量並通過損益處理的金融資產和可供銷售的金融資產二類，亦導致衍生金融工具須按公允價值確認；及套期交易之衍生金融工具確認及計量方法出現變動。

採納香港財務報告準則第3號、香港會計準則第36號及香港會計準則第38號有關商譽之會計政策出現變動。於二零零四年十二月三十一日前，正商譽：

— 以直線法在十年內攤銷；及

— 在每個資產負債表日評估是否存在着減值跡象。

負商譽：

— 按取得的可辨認固定資產的加權平均可使用年限於綜合利潤表內確認。

而根據香港財務報告準則第3號 *(附註2.6)*，

對於正商譽：

— 集團自二零零五年一月一日起停止攤銷商譽；

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

採納新訂／經修訂香港財務報告準則 *(續)*

— 截至二零零四年十二月三十一日止之累計攤銷與商譽成本的減少相應對沖；

— 自截至二零零五年十二月三十一日止年度起，每年對商譽是否減值進行一次測試，或當有跡象表明出現了減值風險時進行測試。

對於負商譽：

— 於二零零五年一月一日對當日未攤銷完的負商譽結餘的賬面價值不再予以確認，並相應調整計入集團期初累計虧損結餘中。

集團根據香港會計準則第38號之規定對無形資產的使用期限重新進行了評估，評估後無重大調整。

會計政策之所有變動已根據相關準則之過渡性條文而作出。集團採納之所有準則的變動均需要作出追溯應用，惟以下各項除外：

— 香港會計準則第16號 — 於資產交換之交易中購入的不動產、廠房及設備之初步價值的釐定，僅對未來交易須按公允價值入賬；

— 香港會計準則第39號 — 並不允許根據此項準則按追溯確認、不再確認及計量金融資產及負債。集團二零零四年比較資料中對證券投資及套期交易應用過往之會計實務準則第24號「證券投資之會計」進行處理。就會計實務準則第24號及香港會計準則第39號之間的會計差異所須之調整，均在二零零五年一月一日釐定及確認；及

— 香港財務報告準則第3號 — 於二零零五年一月一日起開始應用。

(i) 採用香港會計準則第17號導致：

	十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
不動產、廠房及設備減少	**(660,197)**	(595,593)
租賃土地及土地使用權增加	**660,197**	595,593

2 重要會計政策概要 *(續)*

2.1 編製基準 *(續)*

採納新訂／經修訂香港財務報告準則 (續)

(ii) 採用香港財務報告準則第3號及香港會計準則第38號導致：

	二零零五年 十二月三十一日 **人民幣千元**
負商譽減少	**80,971**
累計虧損減少	**80,971**

(iii) 採用香港會計準則第39號導致於二零零五年一月一日之期初未分配盈餘結餘增加約人民幣10,712,000元，對於二零零五年十二月三十一日之資產負債表及截至二零零五年十二月三十一日止年度之利潤表的調整詳情如下：

	二零零五年 十二月三十一日 **人民幣千元**
衍生金融工具(負債)增加	**(90)**
累計虧損增加	**(90)**

	截至 二零零五年 十二月三十一日 止年度 **人民幣千元**
— 其他業務虧損增加，淨額	**10,802**

下列已發出但仍未生效且可能適用於本集團的新訂準則或詮釋並無提早採納。本集團已就該等新準則／詮釋對本集團的影響開始評估，惟目前尚未能確定是否將對本集團經營及財務狀況有重大影響

財務準則6	礦產資源的開採和評估
財務準則 — 詮釋4	釐定一項安排是否包含租賃

2.2 綜合賬目

綜合財務報表包括本公司及各子公司截至十二月三十一日止之財務報表。

(a) ***子公司***

子公司指本集團有權控制財政及營運政策而控制所有實體，通常附帶有超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

子公司在控制權轉移至本集團之日全面綜合入賬。子公司在控制權終止之日起停止綜合入賬。

2 重要會計政策概要 *(續)*

2.2 綜合賬目 *(續)*

(a) ***子公司(續)***

購買會計法用於核算集團對其子公司的收購。收購成本是按在交易發生當日所給予資產、所發行的權益工具及所產生或承擔的負債的公允價值計量，加上直接用於收購的費用。於業務合併時所收購的可辨認資產以及所承擔的負債及或然負債，於收購日以公允價值初始計量，而不論任何少數股東權益的數額。收購成本超過本集團所收購可辨認淨資產份額公允價值的部分記錄為商譽。如收購成本低於所收購子公司淨資產的公允價值，該差額直接在利潤表確認 *(見附註2.6)*。

集團內公司間的交易、交易的結餘及未實現利潤予以抵銷。除非交易提供所轉讓資產減值的證據，否則未實現虧損亦予以對銷。子公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

與少數股東權益的交易

本集團採用視與少數股東的交易為權益交易之會計政策。向少數股東出售權益不會導致本集團確認損益。

在本公司之資產負債表內，投資於子公司以成本扣除減值虧損準備入賬。本公司將子公司之業績按已收及應收股息入賬。

(b) ***聯營公司***

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。投資於聯營公司以權益會計法入賬，初步以成本確認。本集團對聯營公司之投資包括收購時已辨認的商譽(扣除任何累計減值虧損) *(見附註2.6)*。

本集團應佔收購後聯營公司的損益於利潤表內確認，而應佔收購後儲備的變動則於儲備內確認。投資賬面值會根據累計的收購後儲備變動而作出調整。如本集團應佔聯營公司的虧損等於或超過其在該聯營公司的權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現利得按本集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值的證據，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，聯營公司之權益按成本扣除減值虧損準備入賬。本公司將聯營公司之業績按已收及應收股息入賬。

2 重要會計政策概要 *(續)*

2.3 分部報告

業務分部指從事提供產品或服務的一組資產和業務，其產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中經營的分部的不同。

2.4 外幣換算

(a) ***功能及呈列貨幣***

集團內各實體的財務報表內的項目均以該實體經營中通用的主要經濟環境貨幣(「功能貨幣」)表示。綜合財務報表以人民幣呈列，該貨幣為本公司之功能及呈列貨幣。

(b) ***交易及結餘***

外幣交易均按交易當日之匯率換算為功能貨幣。除了符合在股東權益中遞延入賬的現金流量套期和淨投資套期外，上述交易結算過程中以及於年終以外幣計量的貨幣性資產和負債進行換算時出現的匯兌損益均反映於利潤表確認。

非貨幣性項目的折算差額，如按公允價值計量並通過損益處理的權益工具，反映為公允價值損益的一部分。非貨幣性項目的折算差額，如歸類於可供銷售的金融資產的權益，反映於股東權益中的公允價值儲備中。

(c) ***集團公司***

功能貨幣與集團呈列貨幣不同的集團內所有實體之業績及財務狀況均按以下方法換算為集團呈列貨幣：

(i) 各資產負債表之資產與負債均以該資產負債表日之匯率換算；

(ii) 利潤表之收入及支出項目按平均匯率換算(除非該平均值並不合理地接近於交易日之匯率，在此情況下收入及支出乃按交易日之匯率換算)；及

(iii) 所有由此產生的折算差額在股東權益中單獨設立項目列示。

於編制綜合賬目時，由換算對境外實體的淨投資，以及作為上述投資之套期之借款及其他貨幣工具而產生之折算差額乃列入股東權益內。當出售境外業務時，該折算差額於利潤表中確認為出售損益之一部分。

2 重要會計政策概要 *(續)*

2.5 不動產、機器及設備

不動產、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括購買該項目直接發生的開支。成本可包括從股東權益中轉撥的有關外幣不動產、機器及設備採購的合資格現金流量套期而產生的任何損益。

後期成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值內或確認為獨立資產(按適用)。所有其他維修及保養在產生的財務期間內於利潤表支銷。

不動產、機器及設備之折舊按直線法在以下的估計可使用年限內將成本分攤至殘值計算：

廠房及房屋建築物	20 — 50年
機器	5 — 14年
運輸設備	5 — 12年
其他設備	5 — 10年

資產的殘值及可使用年限於每個資產負債表日進行檢討，及在適當時進行調整。

如資產的賬面值高於其估計可收回金額，其賬面值立即撇減至其可收回金額 *(附註2.7)* 。

2.6 無形商譽

(a) 商譽

商譽指收購成本高於收購日本集團應佔所收購子公司／聯營公司的可辨認淨資產公允價值的部分。收購子公司時產生的商譽於無形資產中核算。收購聯營公司時產生的商譽於聯營公司投資中核算。商譽每年進行減值測試，並按成本減累計減值虧損列賬。出售某一實體時產生的利得或損失包括與被出售實體相關之商譽的賬面值。

進行減值測試時，商譽會分配到現金產生單位中。

(b) 商標及牌照

商標及牌照按歷史成本列賬。商標及牌照均有限定的可使用年限，並按成本減累計攤銷列賬。攤銷利用直線法將商標及牌照的成本分攤至其估計可使用年限(2至30年)計算。

2 重要會計政策概要 *(續)*

2.6 無形商譽 *(續)*

(c) ***電腦軟件***

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本資本化。此等成本按估計可使用年限(三至五年)攤銷。

與開發或維護電腦軟件程式相關的成本在產生時確認為支出。與生產由本集團控制的可辨認及獨有軟件產品直接相關的成本，且有可能產生經濟利益多於成本超過一年，確認為無形資產。直接成本包括開發軟件的員工成本和相關間接費用的適當份額。

確認為資產的電腦軟件開發成本按估計可使用年限攤銷。

(d) ***研究及開發成本***

研究成本在發生時作為費用列支。當能夠證明開發中產品技術之可行性及有意完成該產品，亦有充裕資源進行，成本可予辨認，及有能力出售或使用該資產並產生可預見經濟利益，則將新產品或改良產品之設計及測試之開發項目所涉及之成本確認為無形資產，並以直線法按不多於五年期限攤銷，與相關經濟利益確認模式配比。不符合上述條件之開發成本在發生時作為費用列支。已費用化之開發成本不會在往後期間確認為資產。本年度並沒有任何開發成本資本化。

(e) ***無形資產減值***

如有跡象顯示出現減值，無形資產之賬面值均需評估及立即撇減至其可收回金額。

2.7 資產減值

無限定使用年限的資產無須進行攤銷，但須至少每年對其進行一次減值測試，且當有事件出現或情況改變顯示賬面值可能無法收回時，就減值進行檢討。須攤銷的資產在當有事件出現或情況改變顯示賬面值可能無法收回時，就減值進行檢討。減值虧損就資產賬面值高出其可收回金額的部分確認。可收回金額為資產的公允價值減去銷售成本與使用價值兩者間較高者。就評估減值而言，資產按可分開辨認的現金流量(現金產生單位)的最小單位進行歸集。

2 重要會計政策概要 *(續)*

2.8 投資

自二零零四年一月一日至二零零四年十二月三十一日：

本集團將其除投資於子公司、聯營公司及聯合控制實體以外的投資分類為投資證券及其他投資。

(a) *投資證券*

計劃為已確定長期目的而持續持有之證券，包括債權(除持有至到期的證券)及權益證券，乃分類為投資證券並按其成本減任何減值準備列示於資產負債表。

於每個資產負債表日，本集團對投資證券的賬面值進行檢討，以評估公允價值是否跌至低於賬面值。倘發生非暫時性的減值情況，則有關證券的賬面值可予減至其公允價值。減值虧損於損益賬內確認為支出。如引致撇減或撇銷的情況及事件不再存在，亦有有力證據顯示新情況及事件會於可見之未來持續下去，該等減值虧損則會沖回損益賬內。

當出售或轉讓投資證券時，任何有關損益在損益賬內入賬。

(b) *其他投資*

除投資證券或持有至到期的證券以外的證券均分類為其他投資，亦以公允價值於資產負債表上反映。任何其他投資的未實現持有損益於產生年度在損益賬內確認。

當出售或轉讓其他投資時，任何有關損益在損益賬內入賬。

自二零零五年一月一日起：

集團將其投資分為以下類別：按公允價值計量並通過損益處理的金融資產、貸款與應收款、持有至到期的投資及可供銷售的金融資產。分類視乎購入投資之目的而定。管理層須於初次確認時為投資分類及於每個報告日期重新評估此項分類。

(a) *按公允價值計量並通過損益處理的金融資產*

此類別分為兩個細類別：持作買賣及初始已指定須按公允價值計量並通過損益處理的金融資產。倘購入之主要目的為在短期內出售或由管理層如此指定，則該項金融資產將歸類於此類別。衍生工具除非已被定義為用作套期，否則亦分類為持作買賣。倘此類別之資產乃持作買賣或預期將於資產負債表日起十二個月內變現，則歸為流動資產。

2 重要會計政策概要 *(續)*

2.8 投資 *(續)*

(b) ***貸款與應收款***

貸款與應收款為並無活躍的市場價格但具有固定或可釐定的金額的非衍生金融資產。此等資產在本集團直接向債務人提供金錢、貨品或服務而無意將該應收款轉售時產生。彼等包括於流動資產內，惟不包括到期日為自資產負債表日起逾十二個月者。後者列作非流動資產。貸款及應收款已計入資產負債表之應收賬款及其他應收款 *(附註2.10)*。

(c) ***持有至到期的投資***

持有至到期的投資為具有固定或可釐定金額和固定到期日及本集團管理層準備且能夠持有至到期日的非衍生金融工具。於本年度，本集團並無持有任何此類投資。

(d) ***可供銷售的金融資產***

可供銷售的金融資產為被定義為此類別或無法歸類於任何其他類別的非衍生工具。除非管理層準備於資產負債表日十二個月內出售該投資，否則概列作為非流動資產。

投資的購買及銷售於交易日確認，交易日為本集團承諾購買或出售該資產之日。對所有非按公允價值計量並通過損益處理的金融資產，按其公允價值加交易成本進行初次確認。當本集團從該投資收回現金之權利過期或轉讓，及本集團將與該資產所有權相關的風險及報酬實質轉讓後，該投資將不再被確認。可供銷售的金融資產和按公允價值計量並通過損益處理的金融資產其後以公允價值列示。貸款與應收款及持有至到期的投資採用實際利率法按攤銷成本列示。當「按公允價值計量並通過損益處理的金融資產」的公允價值發生變化時，產生的實現或未實現之損益在產生之年度計入於利潤表內。歸類於可供銷售的非貨幣性證券之公允價值變化產生的未實現損益於股東權益內確認。當該等分類為可供銷售的證券被出售或減值時，累計公允價值之調整列示於利潤表中投資證券之損益項目。

本集團在每個資產負債日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供銷售的權益證券，在確定證券是否已經減值時，會考慮證券公允價值有否明顯或長期跌至低於其成本。若可供銷售的金融資產存在此等證據，累計虧損 — 按收購成本與當前公允價值的差額並扣除該金融資產之前於利潤表中確認之任何減值虧損計算 —於股東權益中扣除，同時於利潤表中確認。於利潤表中確認的權益工具減值虧損不會透過利潤表撥回。

2 重要會計政策概要 *(續)*

2.9 存貨

存貨按成本與可變現淨值兩者之較低者入賬。成本按加權平均法計算。製成品及在建工程的成本包括設計成本、原材料、直接人工、其他直接成本和相關的間接費用(依據正常營運能力)。這不包括借款費用。可變現淨值為在日常業務過程中的估計銷售價,減適當的變動銷售費用。

2.10 應收賬款及其他應收款

應收賬款及其他應收款初始以公允價值確認,隨後採用實際利率法按攤銷成本扣除減值準備計量。若已有客觀證據證明集團無法根據應收款的最初條款收回所有到期款項,則相應計提與應收賬款及其他應收款相關的減值準備。減值準備的金額為該項資產賬面值與按照實際利率法貼現之估計未來現金流量之差額。壞賬準備於利潤表中確認。

2.11 現金及現金等價物

現金及現金等價物包括庫存現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資,以及銀行透支。銀行透支在資產負債表的流動負債內借款中列示。

2.12 借款

借款初始以公允價值扣減所產生之交易成本確認。交易成本為與獲得、發行或出售某項金融資產或負債直接相關之增量成本,包括支付中介、顧問、經紀人和經銷商之費用和佣金、監管機構或證券交易所之收費、轉移税及關税。借款後續以攤銷成本列示,扣除交易成本後之所得與贖回價值之差額於利潤表中按照實際利率法在借款年度中確認。

除非集團有不受限制之權利於資產負債表日之後至少十二個月後償付負債,否則借款均分類為流動負債。

2.13 遞延税項

遞延税項採用負債法就資產和負債之税基與它們在綜合財務報表之賬面值產生之暫時性差異作全數撥備。然而,若遞延税項來自在交易(不包括業務合併)中資產或負債的初始確認,而在交易發生時不影響會計損益或應課税損益,則不予確認。遞延税項採用在資產負債表日前已頒佈或實質頒佈,並在有關之遞延税項資產實現或遞延税項負債結算時預期將會適用之税率(及法例)而釐定。

遞延税項資產僅就未來有充分應課税盈利予以抵銷暫時性差異抵銷的部份確認。

2 重要會計政策概要 *(續)*

2.13 遞延税項 *(續)*

遞延税項乃就投資於子公司及聯營公司之暫時性差異而撥備，但假若本集團可以控制暫時性差異之回轉，而短暫時差有可能在可預見未來不會回轉則除外。

2.14 僱員福利

(i) 退休福利責任

本集團之中國僱員均須參與政府發起設立之各種退休金計劃。有關政府機構須負責向該等僱員支付退休金。本集團按僱員薪金的若干百分比(具有若干上限)每月向該等退休金計劃作出供款。根據該等計劃，本集團除作出供款外概無其他法律或推定性退休福利責任。向該等計劃作出之供款於產生時支銷。

在香港經營的子公司按香港特別行政區政府的強制性公積金條例設立一定額供款強制性公積金計劃，按僱員基本薪金5%對該計劃每月作出供款，惟此公司及僱員各自的最高供款額以每年每僱員港幣12,000元(人民幣12,720元)為限。集團向該定額供款退休計劃作出之供款在發生時支銷。

(ii) 僱員應享假期

僱員年假之權利在僱員應享有時確認。本集團為截至資產負債表日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假、產假及護產假不作確認，直至僱員正式休假為止。

(iii) 獎金計劃

當本集團因為僱員已提供之服務而產生現有法律或推定性責任，而責任金額能可靠估計時，則將獎金計劃之預計成本確認為負債入賬。

獎金計劃之負債預期須在十二個月內償付，並根據在償付時預期會支付之金額計量。

2.15 撥備

在出現以下情況時確認撥備：本集團因過去事件而產生現有法律或推定性責任；較可能導致經濟利益流出企業以抵償責任；金額已經可靠估計。不就未來經營虧損確認撥備。

如有多項類似責任，其需要在最終解決時流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

2 重要會計政策概要(續)

2.16 收入確認

收入包括出售貨品及提供服務的公允價值，並扣除增值税、折讓和折扣，以及對銷集團內部銷售。收入確認如下:

(a) 銷售貨品

銷售貨品在本集團已將貨品交付予顧客，顧客已接收產品，以及有關應收款的收回可合理確保時確認。賬面記錄之收入為銷售毛收入，包括消費税和營業税，上述税款包括在銷售成本中。

(b) 利息收入

利息收入採用實際利率法按時間比例基準確認。倘應收款出現減值，本集團會將賬面值減至其可收回金額，即估計的未來現金流量按該工具之原實際利率貼現值，並持續將貼現部份回轉並確認為利息收入。已發生減值的貸款之利息收入在收到現金時確認，或若情況許可按成本收回基準計算確認。

(c) 股息收入

股息收入在有權收取股息時確認。

(d) 經營租賃租金收入

經營租賃租金收入按直線法確認。

2.17 政府補貼

當能夠合理地保證政府補貼將可收取，而本集團將會符合所有附帶條件時，將政府提供的補助按其公允價值確認。

與成本有關之政府補貼遞延，並與擬補償之成本配比在利潤表各期間確認。

與購設不動產、廠房及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計使用年期以直線法在利潤表中確認。

2.18 經營租賃

如租賃擁有權的絕大部份風險和回報由出租方保留，分類為經營租賃。根據經營租賃支付的款項在扣除出租方收取之任何獎勵金後，於租賃期內以直線法在利潤表列支。

2.19 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

2 重要會計政策概要(續)

2.20 比較數字

二零零四年的若干比較數字已根據香港財務報告準則重新分類，以符合本年度的呈列方式。

3 財務風險管理

3.1 財務風險因素

集團之經營存在多種財務風險：外匯匯率風險、信用風險、流動性風險、現金流量及公允價值利率風險。集團之總體財務風險控制體系著力於控制資金市場之不確定性並減少其對集團財務狀況之不利影響。

(a) ***外匯匯率風險***

集團之外匯匯率風險來自用外幣(主要為美元)進行之融資活動。集團已訂立遠期外匯交易合同規避已確認負債之匯率風險。董事認為集團剩餘之外匯匯率風險已減至微小。

(b) ***信用風險***

除於二零零五年十二月三十一日與一客戶及一關聯公司共同所欠的約人民幣40,893,000元的應收款項*(附註32(b))*外，集團無重大的集中性信用風險。本集團設有政策確保銷售均面向具有適當信用記錄的客戶。

(c) ***流動性風險***

由於本集團大部分銀行借貸為短期銀行借款，故本集團於二零零五年十二月三十一日有淨流動負債約人民幣684,738,000元。董事有信心本集團可令短期銀行借款於到期時作出展期或以新融資來源取代現有的短期借款。此外，本集團尚未使用之銀行貸款信用額度合共約為人民幣2,900,000,000元。因此，董事認為於資產負債表日不存在著重大的流動性風險。

(d) ***現金流量及公允價值利率風險***

由於集團無重大的生息資產，故影響集團收益及經營性現金流量的利率風險主要來自按固定利率發行之長期借款。該等借款令集團須承受公允價值利率風險。董事認為未來利率趨向上升，並相信集團的未來財務業績不會受到不利影響。

3 財務風險管理 *(續)*

3.2 衍生金融工具及套期交易之會計處理

自二零零四年一月一日至二零零四年十二月三十一日：

衍生金融工具定義為「套期」或「非套期工具」。根據集團風險管理政策規定，能夠符合套期會計處理的交易分類為套期交易；其他交易即使基於風險管理設置（因為集團的政策禁止投機交易）則定義為「用於銷售」。集團以成本記錄衍生金融工具。衍生金融工具之損益於到期日計入利潤表，以與相關的套期交易配比（倘適用）。

對於定義為套期的外匯匯率工具，溢價（或折讓）指於訂立合同時即期匯率與遠期匯率之差額，按照權責發生制計入利潤表內理財收入及支出項下。

自二零零五年一月一日起：

衍生工具初始按訂立衍生工具合同日期之公允價值確認，之後以公允價值重新計量。確認所產生之損益的方法視乎該衍生工具是否定義為套期工具，如定義為套期工具，則受套期項目之性質決定。集團定義若干衍生工具為：(1)對已確認資產或負債或一項確定承擔之公允價值進行套期（公允價值套期）；或(2)對非常可能的預測交易進行套期（現金流量套期）。

集團在交易開始時即記錄套期工具與被套期項目之間的關係、建立各種套期交易之風險管理目標及策略，同時也記錄自交易開始時和持續時間內套期交易使用之衍生工具是否高度有效地抵銷受套期項目公允價值或現金流量變動的評估。

(a) 公允價值套期

定義為並符合資格作為公允價值套期之衍生工具之公允價值之變動在利潤表記賬，與受套期風險相關之套期資產或負債之公允價值之任何變動也同時在利潤表記賬。

(b) 不符合套期會計處理的衍生工具

對於不符合套期會計處理的衍生工具，該等衍生工具之公允價值之變動立即確認在利潤表中。

4 關鍵會計估計和判斷

估計和判斷會被持續評估，並根據過往經驗和其他因素進行評估，包括在有關情況下相信為合理之對未來事件之預測。

4.1 關鍵會計估計和假設

集團對未來作出估計和假設。所得的會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度之資產和負債之賬面值作出重大調整之估計和假設討論如下。

(a) 商譽的估計減值

根據附註2.7所述的會計政策，本集團每年測試商譽是否出現減值。現金產生單位的可收回金額按照使用價值計算而釐訂。

截至二零零五年十二月三十一日止年度，本集團按此計算商譽減值虧損而呈報的減值虧損為人民幣46,350,000元。

如果二零零六年十二月三十一日經修訂的估計毛利率較管理層在二零零五年十二月三十一日的估計的低10%，本集團將需於二零零六年將商譽的賬面值減少人民幣4,279,000元。

如果用於貼現現金流量的經修訂稅前貼現率較管理層的估計高10%，本集團將需於二零零六年將商譽的賬面值減少人民幣13,557,000元。

如果實際毛利率高於或稅前貼現率低於管理層的估計，本集團將不能撥回本年度所確認商譽的任何減值虧損。

(b) 不動產、廠房及設備的估計為減值

根據附註2.7所述的會計政策，本集團亦當有事件出現或情況改變顯示不動產、機器及設備的賬面值可能無法收回時，就減值進行檢討，類似商譽的減值評估，不動產、機器及設備的可回收金額按使用價值計算而釐訂，這些計算需要利用估計(類似上述(a))。

於截至二零零五年十二月三十一日止年度，本集團錄得根據上述計算而得出的不動產、機器及設備的減值虧損人民幣141,545,000元。

4 關鍵會計估計和判斷 *(續)*

4.1 關鍵會計估計和假設 *(續)*

(b) 不動產、廠房及設備的估計為減值(續)

如果二零零六年十二月三十一日經修訂的估計毛利率較管理層在二零零五年十二月三十一日的估計的低10%，本集團將需於二零零六年將不動產、廠房及設備的賬面值減少人民幣122,328,000元。

如果用於貼現現金流量的經修訂稅前貼現率較管理層的估計高10%，本集團將需於二零零六年將不動產、廠房及設備的賬面值減少人民幣66,250,000元。

於二零零六年，如果實際毛利率高於或稅前貼現率低於管理層的估計10%，本集團將能撥回截至二零零六年十二月三十一日止年度本年度所確認該等資產產生的減值虧損人民幣37,813,000元及人民幣22,675,000元。

5 分部信息

(a) 主要的分部信息 — 地區分部信息

本集團的活動主要集中在中國，按地區分部的資料分析如下：

	截至二零零五年十二月三十一日止年度						
	青島地區 人民幣千元	其他山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	3,176,886	983,235	2,429,194	3,163,791	266,751	—	10,019,857
分部間往來	226,626	403,067	55,950	84,887	—	(770,530)	—
	3,403,512	1,386,302	2,485,144	3,248,678	266,751	(770,530)	10,019,857
業績							
分部業績	513,371	(68,315)	47,057	76,202	40,933	—	609,248
未分配開支淨額							(29,947)
經營盈利							579,301
理財成本							(43,269)
應佔聯營公司虧損	(4,370)	—	—	—	—	—	(4,370)
除稅前盈利							531,662
稅項							(188,356)
本年度盈利							343,306
其他資料							
折舊	99,521	82,649	120,744	235,349	665	—	538,928
攤銷	5,367	3,592	6,879	20,716	—	—	36,554
不動產、廠房及設備減值準備	13,576	31,831	26,559	69,579	—	—	141,545
商譽減值準備	—	—	42,180	4,170	—	—	46,350

5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

截至二零零四年十二月三十一日止年度

	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	2,406,311	1,005,744	2,126,919	2,773,865	307,848	—	8,620,687
分部間往來	255,957	172,964	55,060	26,522	522	(511,025)	—
	2,662,268	1,178,708	2,181,979	2,800,387	308,370	(511,025)	8,620,687
業績							
分部業績	422,013	(35,393)	42,983	152,823	82,744	—	665,170
未分配開支淨額							(74,643)
經營盈利							590,527
理財成本							(74,737)
應佔聯營公司虧損	(25,325)	—	—	—	—	—	(25,325)
除稅前盈利							490,465
稅項							(186,391)
本年度盈利							304,074
其他資料							
折舊	109,793	81,483	133,225	184,248	—	—	508,749
攤銷	9,117	3,213	6,955	5,223	—	—	24,508
資產減值準備	5,175	3,805	31,579	21,942	—	—	62,501

二零零五年十二月三十一日

	青島地區 **人民幣千元**	**其他** **山東地區** **人民幣千元**	**華北地區** **人民幣千元**	**華南地區** **人民幣千元**	**海外地區** **人民幣千元** (附註a)	**合併抵銷** **人民幣千元**	**合計** **人民幣千元**
資產							
分部資產	**5,907,566**	**1,485,587**	**2,217,406**	**4,943,403**	**—**	**(5,735,037)**	**8,818,925**
聯營公司權益	**21,789**	**—**	**—**	**—**	**—**	**—**	**21,789**
未分配資產							**734,744**
							9,575,458
負債							
分部負債	**1,176,343**	**1,246,351**	**1,603,185**	**3,484,597**	**—**	**(3,726,943)**	**3,783,533**
未分配負債							**258,849**
							4,042,382
資本性支出	**120,208**	**45,719**	**125,940**	**1,031,880**	**2,842**	**—**	**1,326,589**

5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

	二零零四年十二月三十一日						
	青島地區 *人民幣千元*	其他 山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵銷 *人民幣千元*	合計 *人民幣千元*
資產							
分部資產	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
聯營公司權益	71,641	—	—	—	—	—	71,641
未分配資產							874,236
							9,820,533
負債							
分部負債	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
未分配負債							656,136
							4,522,072
資本性支出	121,747	46,227	660,992	573,756	—	—	1,402,722

附註a：此分部指經集團海外子公司銷售貨品給除中國以外(包括香港)等地區的收入，或集團內中國分公司及子公司對海外的銷售。與該部分收入相對應的分部資產及負債對於集團總體影響微小。

(b) 次要的分部信息 — 業務分部信息

本集團之主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

6 租賃土地及土地使用權

	本集團		本公司	
	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*	**二零零五年** ***人民幣千元***	二零零四年 *人民幣千元*
年初	**595,593**	536,277	**67,336**	69,147
添置	**1,064**	3,583	**—**	—
收購子公司 *(附註31)*	**94,327**	109,336	**—**	—
攤銷	**(24,761)**	(13,644)	**(1,811)**	(1,811)
出售或報廢	**(6,026)**	(39,959)	**—**	—
	660,197	595,593	**65,525**	67,336

截至二零零五年十二月三十一日止，並無土地使用權(二零零四年：約人民幣36,140,000元)為銀行借款(二零零四年：約人民幣38,000,000元)作抵押。

截至二零零五年十二月三十一日止，本集團賬面總值約人民幣28,479,000元(二零零四年：人民幣35,072,000元)的若干土地的土地使用權證(「土地使用權證」)尚待辦理。經參考本公司法律顧問的意見後，董事認為本集團及本公司辦理該等土地使用權證並不存在實質性的法律障礙。因此，無須計提減值虧損準備。

6 租賃土地及土地使用權*(續)*

此外，於二零零五年十二月三十一日，本集團有部分子公司的經營設施所處的土地為若干地方市政府擁有的劃撥土地(「劃撥土地」)。在該等土地上興建的相關房屋建築物及設施的賬面值約為人民幣21,130,000元(二零零四年：人民幣21,885,000元)。本公司董事認為該事項對本集團的營運並不構成重大不利影響，因此無須為固定資產計提減值虧損準備。

7 不動產、廠房及設備

(a) 本集團

不動產、廠房及設備的變動如下：

	廠房及房屋建築物 *人民幣千元*	機器設備 *人民幣千元*	運輸設備 *人民幣千元*	其他設備 *人民幣千元*	在建工程 *人民幣千元*	合計 *人民幣千元*
二零零四年一月一日						
成本	2,391,588	4,602,799	413,170	230,486	210,144	7,848,187
累計折舊及減值	(522,263)	(1,895,316)	(170,119)	(119,075)	—	(2,706,773)
賬面淨值	1,869,325	2,707,483	243,051	111,411	210,144	5,141,414
截至二零零四年十二月三十一日止年度						
年初賬面淨值	1,869,325	2,707,483	243,051	111,411	210,144	5,141,414
收購子公司	149,714	216,858	16,735	3,443	—	386,750
出售子公司	—	(7,434)	(19,467)	(1,015)	—	(27,916)
添置	125,054	157,872	38,615	55,958	204,550	582,049
轉撥	79,655	263,485	502	8,441	(352,083)	—
出售或報廢	(56,477)	(59,014)	(31,842)	(14,107)	—	(161,440)
折舊	(68,842)	(358,615)	(41,540)	(39,752)	—	(508,749)
減值準備	(10,334)	(45,864)	(6,303)	—	—	(62,501)
期終賬面淨值	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
二零零四年十二月三十一日						
成本	2,717,532	5,275,859	397,818	280,490	62,611	8,734,310
累計折舊及減值	(629,437)	(2,401,088)	(198,067)	(156,111)	—	(3,384,703)
賬面淨值	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
二零零五年一月一日						
期初賬面淨值	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
收購子公司*(附註31)*	108,657	270,557	1,497	—	—	380,711
出售子公司	(12,173)	(15,420)	(1,489)	(284)	—	(29,366)
添置	27,685	46,223	27,715	34,174	179,311	315,108
轉撥	29,607	97,849	1,737	5,713	(134,906)	—
出售或報廢	(19,085)	(30,386)	(2,826)	(19,326)	—	(71,623)
折舊	(85,572)	(368,179)	(40,732)	(44,445)	—	(538,928)
減值準備*(附註a)*	(2,924)	(124,560)	(14,061)	—	—	(141,545)
期終賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
二零零五年十二月三十一日						
成本	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
累計折舊及減值	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964

7 不動產、廠房及設備 *(續)*

(b) 本公司

固定資產的變動如下：

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
二零零四年一月一日						
成本	528,375	1,257,860	139,670	99,070	68,347	2,093,322
累計折舊及減值	(137,023)	(756,365)	(87,639)	(48,651)	—	(1,029,678)
賬面淨值	391,352	501,495	52,031	50,419	68,347	1,063,644
截至二零零四年十二月三十一日止年度						
年初賬面淨值	391,352	501,495	52,031	50,419	68,347	1,063,644
添置	9,259	22,602	8,951	24,456	27,737	93,005
轉撥	17,607	45,747	—	5,350	(68,704)	—
出售或報廢	(85)	(6,991)	(21,098)	(369)	—	(28,543)
折舊	(13,381)	(74,438)	(12,792)	(17,440)	—	(118,051)
減值準備	(1,180)	(3,946)	—	—	—	(5,126)
年終賬面淨值	403,572	484,469	27,092	62,416	27,380	1,004,929
二零零四年十二月三十一日						
成本	554,306	1,301,478	107,402	123,975	27,380	2,114,541
累計折舊及減值	(150,734)	(817,009)	(80,310)	(61,559)	—	(1,109,612)
賬面淨值	403,572	484,469	27,092	62,416	27,380	1,004,929
二零零五年一月一日						
年初賬面淨值	403,572	484,469	27,092	62,416	27,380	1,004,929
添置	76	13,946	1,403	18,714	55,112	89,251
轉撥	1,374	19,351	308	3,084	(24,117)	—
出售或報廢	(8,917)	(7,118)	(149)	(917)	(2,788)	(19,889)
折舊	(13,524)	(69,462)	(9,792)	(17,899)	—	(110,677)
減值準備	—	(1,416)	(12,000)	(160)	—	(13,576)
年終賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038
二零零五年十二月三十一日						
成本	542,330	1,236,738	107,703	137,356	55,587	2,079,714
累計折舊及減值	(159,749)	(796,968)	(100,841)	(72,118)	—	(1,129,676)
賬面淨值	382,581	439,770	6,862	65,238	55,587	950,038

截至二零零五年十二月三十一日止，約人民幣12,500,000元(二零零四年：人民幣239,430,000元)的房屋建築物、廠房及機器、運輸設備及其他設備已為本集團的銀行借款人民幣10,000,000元(二零零四年：人民幣147,500,000元)作抵押*(附註15)*。

7 不動產、廠房及設備(續)

截至二零零五年十二月三十一日止，本集團賬面值約人民幣310,204,000元(二零零四年：人民幣310,844,000元)的若干房屋建築物的所有權證(「房屋所有權證」)尚待辦理。經參考本公司法律顧問的意見後，本公司董事認為本集團辦理該等房屋所有權證及土地使用權證並不存在實質性的法律障礙，對本集團的營運亦不構成重大不利影響。因此，無須計提固定資產減值準備。

附註a：本公司董事根據附註2.7所載之會計政策對本集團固定資產於二零零五年十二月三十一日的賬面值進行減值評估。根據該評估結果，本公司對其若干子公司的固定資產確認減值虧損人民幣141,545,000元。

8 無形資產

(a) 本集團

無形資產的變動如下：

	商譽(iii) 人民幣千元	商標(i) 人民幣千元	專有技術(ii) 人民幣千元	軟件及其他 人民幣千元	合計 人民幣千元
二零零四年一月一日					
成本	194,520	103,346	18,629	23,689	340,184
累計攤銷	(43,214)	(26,620)	(8,383)	(4,926)	(83,143)
賬面淨值	151,306	76,726	10,246	18,763	257,041
截至二零零四年十二月三十一日止年度					
年初賬面淨值	151,306	76,726	10,246	18,763	257,041
添置	—	151	—	9,637	9,788
收購子公司	85,858	—	—	60	85,918
攤銷	(23,163)	(2,606)	(2,196)	(2,159)	(30,124)
年終賬面淨值	214,001	74,271	8,050	26,301	322,623
二零零四年十二月三十一日					
成本	280,378	103,497	18,629	33,386	435,890
累計攤銷	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
賬面淨值	214,001	74,271	8,050	26,301	322,623
截至二零零五年十二月三十一日止年度					
年初賬面淨值	214,001	74,271	8,050	26,301	322,623
收購子公司(*附註31*)	115,975	9,512	—	—	125,487
添置	—	—	—	4,500	4,500
攤銷	—	(7,537)	(1,863)	(2,393)	(11,793)
出售或報廢	(9,748)	(5,231)	—	—	(14,979)
減值準備	(46,350)	—	—	—	(46,350)
年終賬面淨值	273,878	71,015	6,187	28,408	379,488
二零零五年十二月三十一日					
成本	320,228	107,778	18,629	37,886	484,521
累計攤銷及減值虧損	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
賬面淨值	273,878	71,015	6,187	28,408	379,488

8 無形資產（續）

(b) 本公司

	商標 (i) 人民幣千元	軟件及其他 人民幣千元	合計 人民幣千元
二零零四年一月一日			
成本	100,000	8,922	108,922
累計攤銷	(26,250)	(1,304)	(27,554)
賬面淨值	73,750	7,618	81,368
截至二零零四年十二月三十一日止年度			
年初賬面淨值	73,750	7,618	81,368
添置	—	1,166	1,166
攤銷	(2,437)	(966)	(3,403)
年終賬面淨值	71,313	7,818	79,131
二零零四年十二月三十一日			
成本	100,000	10,088	110,088
累計攤銷	(28,687)	(2,270)	(30,957)
賬面淨值	71,313	7,818	79,131
截至二零零五年十二月三十一日止年度			
年初賬面淨值	71,313	7,818	79,131
添置	—	3,614	3,614
攤銷	(2,437)	(1,119)	(3,556)
年終賬面淨值	68,876	10,313	79,189
二零零五年十二月三十一日			
成本	100,000	13,702	113,702
累計攤銷	(31,124)	(3,389)	(34,513)
賬面淨值	68,876	10,313	79,189

(i) ***商標***

商標主要包括原有股東於一九九三年六月十六日投入本公司作為資本投入的「青島啤酒」商標。該商標以中國國家國有資產管理局認定的評估值入賬。

董事認為，上述商標對本公司的營運非常重要，並預期能為本集團及本公司帶來持續的經濟利益。因此，上述商標按40年攤銷。

8 無形資產 *(續)*

(i) *商標(續)*

其他商標是於收購若干子公司時取得，並按其五年至十年的估計可使用年限攤銷。該等無形資產的成本按照其於有關收購日期的公允價值入賬。

(ii) *專有技術*

專有技術是子公司重組時，由一少數股東投入該子公司。此專有技術按照該子公司各股東議定之金額為公允價值入賬，並按照其預計為十年的經濟利益流入期攤銷。

(iii) *商譽*

商譽的減值測試

商譽根據地區市場及營運分配至本集團可辨認的現金產出單元(現金產出單元)。

作出減值準備前的商譽分配概要呈列如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
*南寧公司(「廣西」)	**130,896**	14,921
*三環公司／*北方銷售(「北京」)	**24,643**	24,643
*福州公司／*廈門公司／*漳州公司／*廈門銷售(「東南」)	**114,031**	114,031
*甘肅農墾	**39,735**	39,735
其他	**10,923**	20,671
	320,228	214,001

* *按附註9的定義*

現金產出單元的可收回金額是按照根據獨立第三方評估師於二零零五年十一月進行的估值所支持的使用價值釐訂。該等計算／評估利用現金流量預測，依據管理層批核的五年期財政預算。超過該五年期的現金流量採用以下所述的估計增長率作出推算。該增長率不超過中國啤酒業的長期平均增長率。

8 無形資產 *(續)*

(iii) ***商譽*** *(續)*

使用價值計算的主要假設

	廣西	北京	東南	甘肅農墾
預期產品銷售的毛利率	16%	15%	29%	25%
加權平均增長率	3%	3%	3%	3%
貼現率	12.17%	12.17%	11.95%	12.38%

此等假設用以分析每個現金產出單元。

本公司管理層依據現金產出單元達致的過往表現及其對未來市場發展的預期釐定預算毛利率。所用的加權平均增長率與行業報告所載中國啤酒業的預測一致。所用的貼現率為稅前，並反映有關現金產出單元的特定風險。

由於進行該評估，與北京及甘肅農墾相關的商譽已被評估為因分別市場環境變動而分別減值約人民幣4,477,000元及人民幣37,703,000元。

9 投資於子公司及子公司借款

	公司	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
非上市權益投資 — 成本減減值撥備	**1,722,295**	1,884,750
子公司借款	**2,735,123**	2,345,371

子公司借款為透過交通銀行及中國工商銀行安排之委託貸款。所有上述委託貸款均為無擔保及一年內到期。委託貸款中，約人民幣1,555,150,000元(二零零四年：人民幣1,428,320,000元)為免息貸款，其他借款之年利率為2%至5.02%(二零零四年：2%至5.02%)。

於二零零五年十二月三十一日或本年度內任何時間，各子公司均無任何未償還之借貸資本。於二零零五年十二月三十一日，子公司借款中約人民幣2,545,320,000元被認為屬本公司提供之準資本。

於二零零五年十二月三十一日，董事認為投資於子公司有關價值不低於其賬面淨值。

9 投資於子公司及子公司借款 *(續)*

(i) 本公司的主要子公司資料

子公司全稱	成立及主要經營地點	註冊資本	本公司持有權益比例(%) 直接	間接	主要業務
青島啤酒華南投資有限公司(「華南控股公司」) *(b)*	中國深圳	人民幣200,000,000	95%	—	投資控股
青島啤酒(珠海)有限公司(「珠海公司」) *(b)*	中國珠海	人民幣60,000,000	—	72.83%	國內啤酒生產及銷售
青島啤酒(三水)有限公司	中國三水	人民幣41,335,505	—	71.25%	國內啤酒生產及銷售
青島啤酒(郴州)有限公司(「郴州公司」)	中國郴州	人民幣70,000,000	—	84.36%	國內啤酒生產及銷售
青島啤酒(黃石)有限公司	中國黃石	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(應城)有限公司	中國應城	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
深圳青島啤酒朝日有限公司(「深朝日」)	中國深圳	美元30,000,000	51%	—	啤酒生產及銷售
深圳市青島啤酒華南營銷有限公司(「深圳營銷公司」) *(b)*	中國深圳	人民幣20,000,000	95%	—	國內啤酒貿易
青島啤酒(長沙)有限公司	中國長沙	人民幣68,000,000	70%	28.5%	國內啤酒生產及銷售
青島啤酒華東控股有限公司	中國上海	人民幣100,000,000	95%	—	投資控股
青島啤酒華東上海銷售有限公司	中國上海	人民幣3,000,000	—	94.05%	國內啤酒貿易
青島啤酒華東南京銷售有限公司	中國南京	人民幣1,000,000	—	93.88%	國內啤酒貿易
青島啤酒(上海)有限公司	中國上海	人民幣50,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(蕪湖)有限公司	中國蕪湖	人民幣20,000,000	—	85.50%	國內啤酒生產及銷售
青島啤酒(馬鞍山)有限公司	中國馬鞍山	人民幣5,000,000	—	91.25%	國內啤酒生產及銷售
青島啤酒上海松江有限公司	中國上海	美元36,640,000	75%	—	國內啤酒生產及銷售
青島啤酒(壽光)有限公司	中國壽光	人民幣60,606,060	99%	—	國內啤酒生產及銷售
青島啤酒(濰坊)有限公司	中國濰坊	人民幣5,000,000	70%	—	國內啤酒生產及銷售
青島啤酒第三有限公司	中國平度	人民幣10,000,000	95%	—	國內啤酒生產及銷售

9 投資於子公司及子公司借款*(續)*

(i) 本公司的主要子公司資料*(續)*

子公司全稱	成立及主要經營地點	註冊資本	本公司持有權益比例(%) 直接	間接	主要業務
青島啤酒(徐州)有限公司	中國沛縣	人民幣39,336,899	66%	—	國內啤酒生產及銷售
徐州彭城銷售有限公司	中國徐州	人民幣5,000,000	—	83.90%	啤酒銷售
青島啤酒(徐州彭城)有限公司	中國彭城	人民幣5,000,000	90%	—	國內啤酒生產及銷售
青島啤酒(薛城)有限公司	中國薛城	人民幣45,000,000	85%	—	國內啤酒生產及銷售
青島啤酒(滕州)有限公司	中國滕州	人民幣15,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	人民幣5,000,000	—	86.20%	國內麥芽生產及銷售
北京三環亞太啤酒有限公司(「三環」)	中國北京	美元28,900,000	29%	25%	國內啤酒生產及銷售
北京五星青島啤酒有限公司	中國北京	人民幣862,000,000	37.64%	25%	國內啤酒生產及銷售
青島啤酒(福州)有限公司(「福州公司」)	中國福州	美元26,828,100	75%	25%	國內啤酒生產及銷售
青島啤酒(廊坊)有限公司	中國廊坊	人民幣20,000,000	—	72.30%	國內啤酒生產及銷售
青島啤酒西安有限責任公司(「西安公司」)*(c)*	中國西安	人民幣222,200,000	76.10%	—	國內啤酒生產及銷售
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)*(c)*	中國蘭州	人民幣174,420,800	50%	5.06%	國內啤酒生產及銷售
青島啤酒武威有限公司*(c)*	中國蘭州	人民幣36,100,000	—	54.90%	國內啤酒生產及銷售
青島啤酒渭南有限責任公司	中國渭南	人民幣50,000,000	28%	54.79%	國內啤酒生產及銷售
青島啤酒(鞍山)有限公司	中國鞍山	人民幣50,000,000	60%	—	國內啤酒生產及銷售
青島啤酒(興凱湖)有限公司	中國雞西	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(密山)有限公司	中國密山	人民幣20,000,000	95%	—	國內啤酒生產及銷售

9 投資於子公司及子公司借款 *(續)*

(i) 本公司的主要子公司資料 *(續)*

子公司全稱	成立及主要經營地點	註冊資本	本公司持有權益比例(%) 直接	間接	主要業務
青島啤酒(哈爾濱)有限公司	中國哈爾濱	人民幣22,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(蓬萊)有限公司	中國蓬萊	人民幣37,500,000	80%	—	國內啤酒生產及銷售
青島啤酒(榮成)有限公司	中國榮成	人民幣20,000,000	70%	—	國內啤酒生產及銷售
青島啤酒集團進出口有限公司	中國青島	人民幣11,000,000	97.73%	—	啤酒進出口貿易
青島啤酒(第五)有限公司	中國青島	人民幣34,610,000	93.79%	—	國內啤酒生產及銷售
青島啤酒開發有限公司	中國青島	人民幣1,320,000	100%	—	國內啤酒貿易
青島啤酒(平原)有限公司	中國平原	人民幣5,000,000	90%	—	國內啤酒生產及銷售
青島啤酒(日照)有限公司	中國日照	人民幣10,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(菏澤)有限公司	中國菏澤	人民幣10,000,000	90%	—	國內啤酒生產及銷售
青島啤酒(重慶)有限公司	中國重慶	人民幣7,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(台州)有限公司	中國台州	人民幣10,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(香港)貿易有限公司	香港	港幣500,000	100%	—	香港青島啤酒貿易
青島啤酒(漢中)有限公司	中國漢中	人民幣29,410,000	—	50.23%	國內啤酒生產及銷售
青島啤酒(斗門)麥芽有限公司(「斗門公司」)*(b)*	中國珠海	人民幣10,000,000	—	85.82%	國內麥芽生產及銷售
青島啤酒(瀘州)有限公司	中國瀘州	人民幣111,110,000	95%	—	國內啤酒生產及銷售
青島啤酒(南京)有限公司	中國南京	美元5,000,000	75%	—	國內啤酒生產及銷售
青島啤酒(宿遷)有限公司	中國宿遷	人民幣10,000,000	95%	—	國內啤酒生產及銷售

9 投資於子公司及子公司借款 *(續)*

(i) 本公司的主要子公司資料 *(續)*

子公司全稱	成立及主要經營地點	註冊資本	本公司持有權益比例(%) 直接	間接	主要業務
青島啤酒北方銷售公司（「北方銷售」）	中國北京	人民幣29,980,000	80%	10.84%	國內啤酒貿易
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	人民幣10,000,000	85%	14.25%	國內啤酒貿易
青島啤酒（嶗山）有限公司	中國青島	人民幣16,635,592	50%	46.90%	國內啤酒生產及銷售
青島啤酒（滕州）淮海銷售有限公司	中國滕州	人民幣500,000	—	90%	國內啤酒貿易
青島啤酒（蘇州）有限公司	中國太倉	人民幣5,000,000	10%	85.50%	國內啤酒生產及銷售
青島啤酒華東杭州銷售有限公司	中國杭州	人民幣1,000,000	—	94.05%	國內啤酒貿易
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣3,000,000	—	76.10%	國內啤酒貿易
青島啤酒西南銷售有限公司	中國成都	人民幣2,000,000	60%	38%	國內啤酒貿易
青島啤酒（隨州）有限公司	中國隨州	人民幣24,000,000	—	85.50%	國內啤酒生產及銷售
青島祥宏商務有限公司（「祥宏商務公司」）*(a)*	中國青島	人民幣6,000,000	95%	—	汽車租賃服務
郴州市青島啤酒銷售有限公司	中國郴州	人民幣1,000,000	—	94.47%	國內啤酒貿易
青島啤酒魯中（濰坊）銷售有限公司	中國濰坊	人民幣2,000,000	—	90.30%	國內啤酒貿易
青島啤酒（廈門）有限公司（「廈門公司」）	中國廈門	人民幣90,000,000	75%	25%	國內啤酒生產及銷售
青島啤酒（漳州）有限公司（「漳州公司」）	中國漳州	人民幣38,880,000	90%	—	國內啤酒生產及銷售
青島啤酒（廈門）銷售有限公司（「廈門銷售」）	中國廈門	人民幣1,000,000	—	95%	國內啤酒貿易
青島啤酒（台州）銷售有限公司（「台州銷售公司」）	中國台州	人民幣6,800,000	—	48.45%	國內啤酒貿易
青島啤酒海豐倉儲有限公司	中國青島	人民幣10,000,000	—	53.75%	倉儲、加工、運輸
青島啤酒（揚州）有限公司（「揚州公司」）*(b)*	中國揚州	人民幣5,000,000	20%	—	國內啤酒生產及銷售

9 投資於子公司及子公司借款 *(續)*

(i) 本公司的主要子公司資料 *(續)*

(a) 於二零零五年七月，本公司與青島啤酒集團有限公司(「青啤集團公司」)向翔宏商務公司注入額外資本分別為人民幣4,750,000元及人民幣250,000元。注資後，翔宏商務公司之註冊資本由人民幣1,000,000元增加至人民幣6,000,000元。相關法律程序已於二零零五年八月完成，本公司對翔宏商務公司所持之權益比例維持不變。

(b) 根據本公司與青啤集團公司於二零零四年十二月簽訂之協議，揚州公司之大部分股權持有人委託本公司管理揚州公司之營運及管理。此外，揚州公司董事會大部分成員亦由本公司獲任。因此，自本集團控制揚州公司之財政及營運政策起，揚州公司已綜合為本集團之子公司。

於二零零五年六月，珠海公司與斗門公司簽訂了合併協議，據此，斗門公司與珠海公司合併。相關法律程序於二零零五年十二月二十三日完成。珠海公司的註冊資本及本公司持有的權益比例維持不變。本集團並無錄得交易導致任何盈虧。

於二零零五年十月，華南控股公司與深圳營銷公司(均為本公司的子公司)簽訂了合併協議。根據該協議，華南控股公司與深圳營銷公司合併。深圳營銷公司的註冊資本由人民幣200,000,000元增至人民幣220,000,000元，而深圳營銷公司持有的權益比例則維持不變。截至批准此等財務報表日期止，相關法律程序仍未完成。本集團並無錄得交易導致的任何盈虧。

(c) 於本年度，本公司董事批准了本公司與西安公司(本公司的子公司)簽訂的股權轉讓協議，據此，本公司於二零零六年一月將甘肅農墾的50%股權以約人民幣50,926,000元的代價轉讓予西安公司。截至批准此等財務報表日期止，相關法律程序已完成。

(d) 於二零零五年十月，一間前合併子公司青島啤酒(天門)有限公司(「天門公司」)的註冊撤銷法律程序已完成。

於二零零五年及二零零四年十二月三十一日，本公司擁有的所有子公司均為有限責任公司。

(ii) 新收購子公司

新子公司名稱	註冊地點	註冊及繳足資本	本公司持有權益比例(%) 直接	間接	主要業務
青島啤酒(南寧)有限公司(「南寧公司」)	中國南寧	人民幣730,000,000元	—	71.25%	國內啤酒生產及銷售

於二零零四年五月，本公司之子公司華南投資與泰聯釀造(開曼群島)有限公司(「泰聯釀造」)簽署了一份股權轉讓協議，華南投資以人民幣200,880,000元的代價受讓泰聯釀造持有的南寧公司(當時本公司間接擁有28.5%權益之聯營公司)額外45%之股權子公司。收購已於二零零五年二月二十八日完成。收購後，本公司對南寧公司之實際間接權益比例由28.5%增加到71.25%，南寧公司亦成為本公司的子公司。約人民幣115,975,000元的商譽已於收購時確認*(詳情見附註31)*。

9 投資於子公司及子公司借款 *(續)*

(iii) 出售子公司

於二零零五年九月，本公司與另外兩名獨立第三方簽署了一份股權轉讓協議，本公司以人民幣1元的代價將其持有的青島啤酒(安丘)有限公司(「安丘公司」)95%之股權出售其中一名獨立第三方。本公司亦同意豁免償還安丘公司結欠集團之委託貸款及公司間應收款結餘，並承擔償還安丘公司人民幣3,000,000元之銀行借款之責任。相關法律手續已於二零零五年十月辦理完畢。經考慮出售權益賬面值及過往年度對投資作出的減值準備沖回後，交易確認利得約人民幣8,722,000元。

10 於聯營公司的權益

	集團		**公司**	
	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*	**二零零五年** ***人民幣千元***	二零零四年 *人民幣千元*
非上市股份成本值	**26,159**	96,160	**7,498**	5,998
分佔聯營公司業績	**(4,370)**	(24,519)	**—**	—
	21,789	71,641	**7,498**	5,998

董事認為，於二零零五年十二月三十一日，上述聯營公司的有關價值不低於此等投資的賬面值。

於二零零五年十二月三十一日之主要聯營公司資料如下：

聯營公司名稱	**成立及主要經營地點**	**註冊資本**	**本公司持有權益比例(%)** *直接*	 *間接*	**主要業務**
青華國際貿易發展有限公司(「青華國際」)	加拿大	美元500,000	50%	—	銷售
遼寧沈青青島啤酒有限公司(「遼寧沈青」)	中國瀋陽	人民幣2,000,000	30%	—	國內銷售啤酒
青島啤酒朝日飲品有限公司(「朝日飲品」)	中國青島	人民幣90,000,000	—	37.52%	國內生產及銷售茶飲料
青島啤酒歐洲進出口有限公司	法國	歐元100,000	40%	—	啤酒進出口銷售
青島啤酒澳洲有限公司	澳大利亞	澳元250,000	49%	—	啤酒進出口銷售
青島啤酒招商物流有限公司(「青島招商物流」) *(a)*	中國青島	人民幣10,000,000	30%	—	物流服務與管理

10 於聯營公司的權益 *(續)*

(a) 於二零零五年四月，本公司與青島招商物流另外兩名股權持有人分別向青島招商物流注入額外現金資本人民幣1,500,000元、人民幣2,250,000元及人民幣1,250,000元。注資後，青島招商物流的註冊資本由人民幣5,000,000元增至人民幣10,000,000元。相關法律程序於二零零五年七月完成，本公司持有青島招商物的權益比例維持不變。

(b) 如附註9(ii)及31所述，本集團於本年度向當時的聯營公司南寧公司收購額外股權，南寧公司於該收購後成為本公司的子公司。

11 存貨

	集團		**公司**	
	十二月三十一日		**十二月三十一日**	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原材料、包裝物及輔助材料	**1,173,623**	1,147,447	**133,597**	148,215
在製品	**177,770**	162,750	**38,974**	39,696
產成品	**128,873**	114,278	**53,674**	34,544
	1,480,266	1,424,475	**226,245**	222,455
減：撇減存貨至可變現淨值	**(56,339)**	(41,644)	**(1,022)**	(1,022)
存貨淨額	**1,423,927**	1,382,831	**225,223**	221,433

本集團及本公司的存貨總值約人民幣56,339,000元及人民幣1,022,000元(二零零四年：人民幣41,644,000元及人民幣1,022,000元)已全額計提跌價減值準備。

12 應收賬款

(a) 集團

	於十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
應收賬款 — 第三方	**178,993**	223,141
應收關聯方款 *(附註32(b))*	**70,861**	77,563
	249,854	300,704
減：應收賬款減值準備	**(144,786)**	(141,285)
	105,068	159,419

12 應收賬款 *(續)*

(a) 集團 *(續)*

應收賬款之賬齡分析如下：

	二零零五年十二月三十一日			二零零四年十二月三十一日		
	金額	壞賬準備	準備後結餘	金額	壞賬準備	準備後結餘
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一年以內	**89,547**	**(2,075)**	**87,472**	139,701	(4,150)	135,551
一至二年	**33,874**	**(31,685)**	**2,189**	38,205	(32,030)	6,175
二年至三年	**46,123**	**(45,716)**	**407**	57,831	(56,078)	1,753
三年以上	**80,310**	**(65,310)**	**15,000**	64,967	(49,027)	15,940
合計	**249,854**	**(144,786)**	**105,068**	300,704	(141,285)	159,419

(b) 公司

	於十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
應收賬款 — 第三方	**95,857**	89,022
應收關聯方款 *(附註32(b))*	**60,175**	143,472
	156,032	232,494
減：應收賬款減值準備	**(81,180)**	(67,356)
	74,852	165,138

應收賬款之賬齡分析如下：

	二零零五年十二月三十一日			二零零四年十二月三十一日		
	金額	壞賬準備	準備後結餘	金額	壞賬準備	準備後結餘
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一年以內	**51,672**	**(5)**	**51,667**	140,965	(49)	140,916
一至二年	**30,926**	**(28,454)**	**2,472**	11,161	(2,239)	8,922
二年至三年	**8,261**	**(2,548)**	**5,713**	23,284	(22,984)	300
三年以上	**65,173**	**(50,173)**	**15,000**	57,084	(42,084)	15,000
合計	**156,032**	**(81,180)**	**74,852**	232,494	(67,356)	165,138

12 應收賬款 *(續)*

本集團大部分的國內銷售以付款發貨的方式交易。出口往中國以外地區的銷售主要以信用證支付。僅向具有良好信貸紀錄的客戶給予信貸。因本集團的客戶數量多且分佈地區廣，故應收賬款沒有重大信貸集中風險，惟附註3.1(b)所述者除外。

應收賬款的賬面淨值與該等款項於二零零五年十二月三十一日的公允價值接近。

本集團對個別預計可能發生的壞賬應收賬款計提壞賬準備，這是根據客戶以往信貸紀錄及有確鑿證據證明不能回收部分或全部的應收賬款而計提壞賬準備。於二零零五年十二月三十一日，賬齡三年以上而未計提壞賬準備的應收賬款指一名客戶及一關聯公司共同結欠的款項人民幣15,000,000元（如附註32(b)(ii)所述）。

13 股本

於二零零五年十二月三十一日，本公司的法定註冊股本為人民幣1,308,219,178元（二零零四年十二月三十一日：人民幣1,060,000,000元），每股面值人民幣1元。

	二零零五年十二月三十一日		二零零四年十二月三十一日	
		股數		股數
	人民幣千元	***(千股)***	*人民幣千元*	*(千股)*
國家持有股	**399,820**	**399,820**	399,820	399,820
境內法人持有股	**53,330**	**53,330**	53,330	53,330
境內上市的人民幣普通股（「A股」）	**200,000**	**200,000**	200,000	200,000
境外上市的外資股（「H股」）	**655,069**	**655,069**	406,850	406,850
	1,308,219	**1,308,219**	1,060,000	1,060,000

於二零零五年四月十二日，本公司早年向安海斯—布希公司（「A－B公司」）發行的本金額分別為港幣627,120,000元及港幣508,275,000元（合計約折合人民幣1,203,755,000元）第二部分及第三部分強制可轉換公司債券（「可轉換債券」）已按每股港幣4.68元及每股港幣4.45元（折合分別約為人民幣4.96元及人民幣4.72元）的合約轉股價全部轉為本公司248,219,178股新H股。自此，本公司發行的可轉換公司債券已全部轉為本公司的H股。轉換導致股本面值增加人民幣248,219,178元及股本溢價增加人民幣942,973,015元 *(附註14)*。

截至二零零五年十二月三十一日，上述所有已發行股本已全額繳足。

14 其他儲備

(a) 集團

	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 (附註a)	公益金 人民幣千元 (附註a)	累計外幣報表折算差額 人民幣千元	合計 人民幣千元
二零零四年一月一日結餘，如前呈報為股東權益	2,115,258	12,921	218,185	176,978	111	2,523,453
其他轉撥	—	4,331	—	—	—	4,331
提取盈餘公積金	—	—	58,104	—	—	58,104
提取公益金	—	—	—	45,515	—	45,515
外幣報表折算差額	—	—	—	—	(1,315)	(1,315)
二零零四年十二月三十一日結餘	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
二零零五年一月一日結餘，同上	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
提取盈餘公積金	—	—	52,858	—	—	52,858
提取公益金	—	—	—	47,430	—	47,430
可轉換債券轉股 *(附註13)*	942,973	—	—	—	—	942,973
外幣報表折算差額	—	—	—	—	223	223
二零零五年十二月三十一日結餘	**3,058,231**	**17,252**	**329,147**	**269,923**	**(981)**	**3,673,572**

(b) 公司

集團儲備變動已於綜合股權變動表中披露。公司儲備變動如下：

	二零零四年						
	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 (附註a)	公益金 人民幣千元 (附註a)	未分配利潤 人民幣千元 (附註b)	儲備合計 人民幣千元	擬派股息 人民幣千元
一月一日結餘	2,115,258	1,782	151,282	122,011	191,955	2,582,288	212,000
已宣派股息	—	—	—	—	—	—	(212,000)
本年度盈利	—	—	—	—	329,045	329,045	—
擬發股息 *(附註27)*	—	—	—	—	(196,233)	(196,233)	196,233
提取盈餘公積金*(a)*	—	—	27,871	—	(27,871)	—	—
提取公益金*(a)*	—	—	—	27,871	(27,871)	—	—
二零零四年十二月三十一日結餘	2,115,258	1,782	179,153	149,882	269,025	2,715,100	196,233

14 其他儲備 *(續)*

(b) 公司 *(續)*

	二零零五年						
	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘公積金 人民幣千元 (附註a)	公益金 人民幣千元 (附註a)	未分配利潤 人民幣千元 (附註b)	儲備合計 人民幣千元	擬派股息 人民幣千元
二零零五年一月一日結餘	2,115,258	1,782	179,153	149,882	269,025	2,715,100	196,233
採納香港會計準則第39號的年初調整	—	—	—	—	10,712	10,712	—
二零零五年一月一日結餘，經重列	2,115,258	1,782	179,153	149,882	279,737	2,725,812	196,233
已宣派股息	—	—	—	—	—	—	(196,233)
本年度盈利	—	—	—	—	348,500	348,500	—
擬發股息 *(附註27)*	—	—	—	—	(209,315)	(209,315)	209,315
提取盈餘公積金	—	—	30,230	—	(30,230)	—	—
提取公益金	—	—	—	30,230	(30,230)	—	—
可轉換債券轉股	942,973	—	—	—	—	942,973	—
二零零五年十二月三十一日	3,058,231	1,782	209,383	180,112	358,462	3,807,970	209,315

附註：

(a) 法定儲備

根據本公司之公司章程規定及中國公司法，本公司須將在中國會計準則下之除稅後淨利潤之10%撥入法定盈餘公積金（除非該基金已達本公司繳足資本之50%），及按董事會決定根據公司章程規定提取除稅後淨利潤之比例撥入法定公益金。此儲備不得用作現金股息分配。

董事已決定法定公益金的用途是作為興建或購置資產，如員工宿舍及其他設施等，並不能用於支付員工福利費用，運用該基金購買的資產的法律所有權屬於本公司。

(b) 利潤分派及分配基準

根據公司章程及國家財政部財會字[1995] 31號文件規定，本公司提取法定盈餘公積金、法定公益金及任意盈餘公積金需以中國會計準則及法規編製的盈利金額為基礎。根據公司章程，本公司派發股息乃按中國會計準則及法規和香港公認會計準則計算可供分配利潤之較低者為支付基礎。於二零零五年十二月三十一日，本公司未分配的可分派盈餘滾存（扣除本年度擬派股息後）約為人民幣358,462,000元（二零零四年：人民幣269,025,000元）。

15 借款

(a) 集團

	二零零五年十二月三十一日			二零零四年十二月三十一日		
	短期銀行借款	長期銀行借款	總計	短期銀行借款	長期銀行借款	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行借款償還期：						
一年內	**949,171**	**6,551**	**955,722**	1,355,192	24,442	1,379,634
二至五年	**—**	**8,113**	**8,113**	—	47,573	47,573
超過五年	**—**	**13,673**	**13,673**	—	18,729	18,729
	949,171	**28,337**	**977,508**	1,355,192	90,744	1,445,936
減：一年內到期部份	**(949,171)**	**(6,551)**	**(955,722)**	(1,355,192)	(24,442)	(1,379,634)
長期部份	**—**	**21,786**	**21,786**	—	66,302	66,302

(b) 公司

	二零零五年十二月三十一日			二零零四年十二月三十一日		
	短期銀行借款	長期銀行借款	總計	短期銀行借款	長期銀行借款	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行借款償還期：						
一年內	**645,616**	**4,344**	**649,960**	827,650	19,234	846,884

於二零零五年十二月三十一日，本集團有約人民幣7,933,000元及人民幣15,811,000元的借款是分別由北京市發展和改革委員會以及中國銀行北京分行提供擔保。本集團及本公司分別有約人民幣4,344,000元（二零零四年：人民幣19,234,000元）的借款由青啤集團公司提供擔保。

於二零零五年十二月三十一日，子公司的借款內有約人民幣87,000,000元（二零零四年：人民幣128,000,000元）由本公司擔保。

於二零零五年十二月三十一日，本集團有約人民幣10,000,000元（二零零四年：人民幣147,500,000元）的借款是以總賬面值約為人民幣12,500,000元的機器設備（二零零四年：分別以總賬面值約人民幣275,570,000元的建築物、機器設備、運輸設備及工具、價值為人民幣36,140,000元的土地使用權和價值為人民幣5,000,000元的存貨）作為抵押。

15 借款 *(續)*

借款的賬面值以下列幣值為單位。

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
人民幣	**219,694**	464,822	**4,344**	19,234
港幣	**88,454**	123,004	**—**	—
美元	**645,616**	827,650	**645,616**	827,650
歐元	**15,811**	20,495	**—**	—
丹麥克郎	**7,933**	9,965	**—**	—
	977,508	1,445,936	**649,960**	846,884

本集團的所有借款均受市場利率變動的影響，但丹麥克郎及歐元的借款為免息。

人民幣、港幣及美元的借款於結算日的有效年利率分別為4.15%、3.25%及3.81%。本公司董事認為該等借款的賬面值與其於二零零五年十二月三十一日的公允價值接近。

於二零零五年十二月三十一日，本集團有約人民幣2,900,000,000元(二零零四年：人民幣2,028,000,000元)的未動用短期借款。所有於一年內到期及按浮動利率計息的借款均以提取額計入。

16 衍生金融工具

	二零零五年十二月三十一日	
	資產	**負債**
	人民幣千元	**人民幣千元**
遠期外匯交易合同 — 無效套期	**—**	**(90)**

董事認為，遠期合同屬非投機性質，其用作套期本公司未償還的美元銀行借款結餘。然而，由於該等工具根據香港會計準則第39號不符合套期會計之要求(如附註3.2所述)，故其按公允價值確認，而於年終時持有仍未平倉的該等合約的公允價值約人民幣90,000元已計入截至二零零五年十二月三十一日止年度的利潤表。

17 遞延稅項

遞延稅項採用債務法就暫時性差異分別按集團內各實體的主要適用稅率15%至33%稅率(2004年：相同)作全數計算。

遞延稅項資產／負債之變動如下：

(i) 遞延稅項資產

	折舊的公允價值調整		其他		合計	
	二零零五年	二零零四年	**二零零五年**	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*	***人民幣千元***	*人民幣千元*
一月一日	**4,623**	7,111	**1,622**	—	**6,245**	7,111
(扣除自)／計入利潤表	**(417)**	(2,488)	**15,978**	1,622	**15,561**	(866)
十二月三十一日	**4,206**	4,623	**17,600**	1,622	**21,806**	6,245

(ii) 遞延稅項負債

	折舊的公允價值調整	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
一月一日	**18,300**	17,083
購入子公司	**—**	1,533
計入利潤表	**(926)**	(316)
十二月三十一日	**17,374**	18,300

在資產負債表入賬之金額包括：

	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
超過十二個月後收回之遞延稅項資產	**3,789**	2,135
超過十二個月後償還之遞延稅項負債	**16,448**	17,984

截至二零零五年十二月三十一日止，本集團主要對一些於業務合併時買入的固定資產因作出折舊的公允價值調整而產生的暫時性差異及本年度若干不可扣稅宣傳開支確認為遞延稅項資產，惟以未來可產生的應課稅盈利實現該等稅務利益為限。

此外，集團有子公司分別於二零零六年至二零一零年內到期的可抵扣應課稅盈利的稅虧約人民幣476,000,000元(二零零四年：人民幣311,000,000元)而產生未確認遞延稅項資產總額約人民幣114,626,000元(二零零四年：人民幣85,161,000元)，因固定資產折舊公允價值調整而產生的遞延稅項資產約人民幣42,000,000元(二零零四年：人民幣36,000,000元)及因應收款、存貨及固定資產的實現虧損及減值虧損準備而產生的遞延稅項資產約人民幣157,663,000元(二零零四年：人民幣135,844,000元)。因不會透過未來應課稅盈利實現，故不確認遞延稅項資產。

18 應付賬款

(a) 集團

	十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
應付賬款 — 第三方	**710,894**	658,054
應付關聯方款 *(附註32(b))*	**103**	1,007
	710,997	659,061

應付賬款(包括應付關聯方款)的賬齡分析如下：

	十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
一年內	**677,981**	620,543
一年至二年	**14,034**	17,122
二年至三年	**10,179**	5,294
三年以上	**8,803**	16,102
	710,997	659,061

19 應付票據

於二零零五年十二月三十一日，本集團的應付票據均為六個月以內到期。本集團的銀行存款約人民幣17,570,000元(二零零四年：人民幣32,226,000元)以人民幣為單位，並已作為本集團發行該等票據之抵押，並於資產負債表內呈列為受限制現金。於二零零五年十二月三十一日，子公司所發行之銀行承兑票據約人民幣160,737,000元已由本公司作出擔保。

20 其他撥備

	十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
與青島市光明總公司(「光明公司」)之訴訟準備	**—**	27,000

於二零零四年就本公司在與光明公司之未決訴訟須支付的損害賠償計提人民幣27,000,000元的準備，已於本年度取得中華人民共和國最高人民法院對最終判定的實際金額的確認及判決後轉撥至其他應付賬款。實際應付金額與準備並無重大差異。

21 其他利得，淨額

	截至十二月三十一日止年度	
	二零零五年 人民幣千元	二零零四年 人民幣千元
衍生工具：		
一 外匯遠期合同：不符合套期會計的交易 *(附註3.2(b))*	**(1,582)**	—
已實現外匯遠期交易之收入	**—**	9,171
可轉換債券遞延收入攤銷 *(i)*	**12,641**	2,293
利息收入	**16,886**	18,854
政府補貼 *(ii)*	**74,859**	75,586
	102,804	105,904

(i) 如附註13所述，於過往年度可轉換債券發行時，本公司向A-B公司就本公司發行可轉換債券而預期每年支付的利息的估計現金流量的淨現值，與本公司假設於合約轉換期屆滿後出現強制轉換而預期將根據可轉換債券的條款自A-B公司收取該等款項的退款兩者的差額，已確認遞延收入。該遞延收入於合約轉換期內於利潤表內確認。於二零零五年四月全部轉換可轉換債券後(如附註13所述)，有關遞延收入的未攤銷賬面值已於本年度的利潤表內全數確認為其他利得。

(ii) 就本集團於過往年度收購若干子公司而言，本集團與有關市政府簽署了不同的協議，該等子公司可享有由政府提供之若干財務優惠，主要包括財政資助，金額參考該等子公司所繳付之税額後釐定。

22 分性質列示之費用

包含於銷售成本、銷售費用及行政及其他經營開支中的費用列示如下：

	截至十二月三十一日止年度	
	二零零五年 人民幣千元	二零零四年 人民幣千元
員工成本 *(附註23)*	**584,164**	552,985
存貨成本(含直接材料、直接人工及製造費用)	**5,944,101**	5,027,430
固定資產折舊 *(附註7)*	**538,928**	508,749
無形資產及租賃土地款項的攤銷 *(附註6、8)*	**36,554**	43,768
壞賬(轉回)／準備	**(4,538)**	25,054
不動產、廠房及設備的減值虧損 *(附註7(a))*	**141,545**	62,501
商譽的減值虧損 *(附註8)*	**46,350**	—
出售子公司時撇銷商譽 *(附註8)*	**9,748**	—
存貨撇減至可收回淨值	**14,695**	19,819
未決訴訟之撥備 *(附註20)*	**—**	27,000
核數師酬金	**5,876**	6,010

23 員工成本(包括董事薪津)

	二零零五年 人民幣千元	二零零四年 人民幣千元
薪酬工資	**477,707**	451,351
社會保障成本	**27,084**	33,216
退休成本 — 界定供款計劃	**74,874**	67,133
員工醫療福利	**1,499**	1,285
	581,164	552,985

(a) 董事及高級管理人員薪津

每位董事於截至二零零五年十二月三十一日止年度的薪酬如下：

董事姓名	袍金 人民幣千元	其他薪津 人民幣千元	薪金 人民幣千元	社會保障供款 人民幣千元	合計 人民幣千元
李桂榮先生	—	—	284	—	284
金志國先生	—	—	337	4	341
劉英弟先生	—	—	264	4	268
孫明波先生*	—	—	290	4	294
孫玉國先生	—	—	264	4	268
伯樂思先生	—	—	30	—	30
馬爽先生*	—	—	30	—	30
楚振剛先生*	—	50	—	—	50
付洋先生*	—	50	—	—	50
李燕女士*	—	50	—	—	50
潘昭國先生*	—	50	—	—	50
譚禮寧先生**	—	—	—	—	—
伍海華先生**	—	—	—	—	—
潘桂榮先生**	—	—	—	—	—
	—	200	1,499	16	1,715

23 員工成本(包括董事薪津)*(續)*

(a) 董事及高級管理人員薪津*(續)*

每位董事於截至二零零四年十二月三十一日止年度的薪酬如下：

董事姓名	袍金	其他薪津	薪金	社會保障供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
李桂榮先生	—	—	240	—	240
金志國先生	—	—	266	4	270
劉英弟先生	—	—	214	4	218
孫玉國先生	—	—	214	4	218
伯樂思先生	—	—	30	—	30
楚振剛先生	—	56	—	—	56
譚禮寧先生	—	56	—	—	56
伍海華先生	—	56	—	—	56
潘桂榮先生	—	56	—	—	56
	—	224	964	12	1,200

附註：

* 於二零零五年六月二十三日獲委任

** 於二零零五年六月二十三日辭任

(b) 五位薪酬最高人士

五位薪酬最高人士的酬金詳情概述如下。其中有五位(二零零四年：三位)員工為本公司董事，彼等的酬金在上文分析中反映。

於本年度支付予餘下兩位(二零零四年：兩位)最高薪酬人士的酬金如下：

	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
基本薪金及津貼	**528**	426
社會保障供款	**11**	9
	539	435

23 員工成本(包括董事薪津)*(續)*

(c) 監事會成員薪津

五位現任及前任監事會成員薪津如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
基本薪金及津貼	**499**	514
社會保障供款	**34**	34
	533	548

24 理財成本

	截至十二月三十一日止年度	
	二零零五年 人民幣千元	二零零四年 人民幣千元
銀行借款的利息	**69,327**	70,065
外匯交易(收益)／虧損淨額	**(26,058)**	4,672
	43,269	74,737

於本年度，概無(二零零四年：無)借款成本合資格作資本化為相關合資格資產之部分成本。

25 稅項

(a) 所得稅支出

	截至十二月三十一日止年度	
	二零零五年 人民幣千元	二零零四年 人民幣千元
當期稅項		
— 香港利得稅*(i)*	**1,329**	1,635
— 中國企業所得稅*(ii)*	**203,514**	184,206
— 遞延所得稅*(附註17)*	**(16,487)**	550
	188,356	186,391

(i) ***香港利得稅***

香港利得稅乃根據本年度估計應課稅溢利依稅率17.5%(二零零四年：17.5%)之稅率作出準備。

25 稅項 *(續)*

(a) 所得稅支出 *(續)*

(ii) 中國企業所得稅(「企業所得稅」)

企業所得稅乃按中國有關規例計算的估計應課稅所得作出撥備，所有可以享受到的退稅及減免稅務優惠已考慮在內。

根據國家稅務總局在一九九四年年四月十八日發出之一份批文，自本公司成立日起及在相關法律及法規有其他變動前，本公司賺取的淨利潤暫按15%的稅率徵收所得稅。本公司於一九九七年三月二十三日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

郴州公司及深朝日被確認為外商投資企業並可享受經抵銷過往年度稅務虧損後，由首個獲利年度起計兩免三減半繳交企業所得稅。本年為郴州公司第四個獲利年度以及深朝日第五個獲利年度。因此，郴州公司及深朝日分別按經扣減稅率16.5%及7.5%計算應課企業所得稅。

深銷售、華南投資、斗門公司、珠海公司、廈門公司和廈門銷售因分別於中國深圳、珠海及廈門經濟特區成立及經營，按有關稅務條例以經扣減稅率15%計算應課企業所得稅。

本集團內其他於中國成立及營運的附屬公司本年度的應納稅所得額按標準稅率33%計算應課所得稅。

加權平均適用稅率與實際有效稅率調節表：

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
加權平均適用稅率	**17%**	18%
未確認遞延稅資產之子公司虧損	**18%**	18%
其他	**—**	2%
實際有效稅率	**35%**	38%

加權平均適用稅率減少乃由於本集團按上述不同稅率繳稅的實體的盈利能力有變所致。

25 稅項 *(續)*

(b) 增值稅(「增值稅」)

根據《中華人民共和國企業增值稅暫行條例》(「增值稅條例」),本集團按有形貨品本地銷售收入的17%的增值稅率繳納銷項增值稅,出口產品銷售採用「免、抵、退」辦法,退稅率為13%。購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅,以達致應付予中國政府的增值稅款項淨額。

(c) 消費稅

本集團進行之啤酒生產、委託生產及啤酒產品進口活動均須繳納中國消費稅。每噸出廠後啤酒價格(含包裝物及包裝物押金)在人民幣3,000元以上的,單位消費稅額為每噸人民幣250元。所有其他在該價格以下的啤酒銷售,仍按每噸人民幣220元繳納消費稅。

26 每股盈利

每股基本盈利按本公司股東應佔盈利除以年內已發行普通股之加權平均數(不包括本公司購買的發行在外的普通股和作為庫存股份的普通股)計算。

	截至十二月三十一日止年度	
	二零零五年	二零零四年
本公司股東應佔盈利 *(人民幣千元)*	**306,589**	285,163
已發行普通股之加權平均數 *(千股)*	**1,238,174**	1,060,000
每股基本盈利 *(每股人民幣)*	**0.25**	0.27

二零零四年的每股攤薄盈利假設所有可攤薄的潛在普通股被轉換後,根據已發行普通股的加權平均股數調整計算。年內攤薄盈利根據1,294,137,362股普通股計算,即年內已發行普通股之加權平均數,加上假設有所有已發行及未轉換的可轉換債券皆已於二零零四年一月一日轉換成股份而視作已發行的普通股加權平均數234,137,362股計算。

截至二零零五年十二月三十一日止,由於並無可攤薄的潛在普通股,因此無呈列二零零五年的每股攤薄盈利資料。

27 股息

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
擬派末期股息每股人民幣0.16元(二零零四年:人民幣0.15元)	**209,315**	196,233

於截至二零零五年十二月三十一日止年度內已付/應付股息為二零零四年的末期股息人民幣196,233,000元(每股人民幣0.15元)(二零零四年:二零零三年的末期股息人民幣212,000,000元(每股人民幣0.2元))。二零零五年之末期股息每股人民幣0.16元(股息總額人民幣209,315,000元)擬於股東週年大會上派發。將此等擬派股息將於截至二零零六年十二月三十一日止年度作為利潤分配列示。

28 經營活動之現金流入

(a) 本年度盈利與經營活動之現金流入調節表

	二零零五年 人民幣千元	二零零四年 人民幣千元
本年度盈利	**343,306**	304,074
稅項	**188,356**	186,391
應承擔聯營公司之虧損	**4,370**	25,325
無須償還之應付款收入	**(9,508)**	(5,226)
利息收入	**(16,886)**	(18,854)
債券溢價攤銷	**—**	2,821
匯兌(收益)／虧損淨額	**(26,058)**	4,672
折舊 *(附註7)*	**538,928**	508,749
處理不動產、廠房及設備(收益)／虧損	**(4,596)**	5,700
不動產、廠方及設備減值虧損 *(附註7)*	**141,545**	62,501
負商譽攤銷	**—**	(19,260)
遞延負債攤銷 *(附註21)*	**(12,641)**	(2,293)
長期股權投資減值	**1,981**	4,007
無形資產及租賃土地攤銷 *(附註6、8)*	**36,554**	43,768
商譽減值虧損及出售或報廢 *(附註8)*	**56,098**	—
衍生金融工具以公允價值計價虧損	**1,582**	(9,171)
利息支出	**69,327**	70,065
營運資金變動(不包括收購及合併時的匯兌差額的影響)		
存貨	**(12,625)**	31,795
應收賬款	**73,135**	7,616
應收票據	**23,381**	(47,691)
保證金、預付賬款及其他應收款	**159,339**	10,066
應付賬款	**(15,784)**	(70,546)
預提費用及其他應付款	**(32,295)**	455,387
應付票據	**(97,080)**	(99,526)
客戶按金及墊款	**(16,832)**	(1,143)
未交稅金	**(28,083)**	109,654
經營所得之現金流入	**1,365,514**	1,558,881

28 經營活動之現金流入 *(續)*

(b) 本年內融資項目變動分析表

	應付股息		股本(包括股本溢價及資本儲備)		可轉股債券		銀行借款		少數股東權益	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一月一日	**2,100**	1,100	**3,192,510**	3,188,179	**1,191,192**	923,738	**1,445,936**	1,417,783	**544,333**	579,465
少數股東應佔盈利	–	–	–	–	–	–	–	–	**36,717**	18,911
少數股東應佔追加投資	–	–	–	–	–	–	–	–	**44,791**	(24,114)
少數股東投入資本	–	–	–	–	–	–	–	–	**250**	–
其他轉撥	–	–	–	4,331	–	–	–	–	–	–
發行可換股債券 (扣除交易費用)	–	–	–	–	–	270,275	–	–	–	–
已轉的可換股債券	–	–	**1,191,192**	–	**(1,191,192)**	–	–	–	–	–
由可換股債券形成的遞延負債	–	–	–	–	–	(2,821)	–	–	–	–
擬派發股息	**196,233**	212,000	–	–	–	–	–	–	–	
擬派發給少數股東的股息	**48,474**	–	–	–	–	–	–	–	**(48,474)**	–
已發股息	**(234,586)**	(211,000)		–	–	–	–	–	–	(29,929)
由收購子公司產生之銀行貸款	–	–	–	–	–	–	**66,212**	357,900	–	–
新借貸款	–	–	–	–	–	–	**882,959**	1,058,319	–	–
償還銀行借款	–	–	–	–	–	–	**(1,417,599)**	(1,388,066)	–	–
其他	–	–	–	–	–	–	–	–	**(931)**	–
十二月三十一日	**12,221**	2,100	**4,383,702**	3,192,510	–	1,191,192	**977,508**	1,445,936	**576,686**	544,333

29 或有負債

(a) 根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，本公司取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零五年十二月三十一日，本集團仍未完成該等計劃的制訂，而本集團亦未向職工宣佈任何有關住房分配貨幣化補貼的計劃。經諮詢律師意見後，本公司董事會認為，於二零零五年十二月三十一日，本集團無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為此作出撥備。

(b) 於二零零五年十二月三十一日，本集團為本集團一間聯營公司之銀行借款提供人民幣24,000,000元的擔保。

30 承諾事項

(a) 資本性及其他承諾

於二零零五年十二月三十一日，本集團並無已授權但未簽署合約及未於財務報表內反映之資本承諾。

本集團與建築固定資產、收購子公司及其他經營活動相關的已簽署合約但未於財務報表內作出計提之資本承諾如下：

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
	317,566	58,077	**264,730**	12,039

(b) 經營租賃承諾

於二零零五年十二月三十一日，本集團根據不可撤銷之物業的經營租賃之最低承諾如下：

	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
一年以內	**1,660**	2,490

31 業務合併

如附註9及10所披露，本集團於本年度收購了南寧公司額外權益。所收購的業務自二零零五年二月二十八日（收購日期）起至二零零五年十二月三十一日止期間為本集團帶來了約人民幣158,094,000元的收入及約人民幣13,297,000元的淨虧損。如果該項收購業務發生在二零零五年一月一日，本集團的收入將為人民幣10,054,000,000元，而未分配利潤將為人民幣338,673,000元。

所收購淨資產及商譽的詳情如下：

	南寧公司
	人民幣千元
收購款	200,880
可辨認所收購淨資產的公允價值 — 如下文所示	(84,905)
商譽	115,975

31 業務合併 *(續)*

收購產生的資產及負債如下：

	公允價值 人民幣千元	所收購公司的賬面值 人民幣千元
固定資產	380,711	458,727
無形資產 — 商標	9,512	2,250
土地使用權	94,327	40,584
其他非流動資產	30,223	31,081
應收賬款及其他應收款	20,835	20,835
現金及現金等價物	26,148	26,148
長期銀行借款	(66,212)	(66,212)
應付賬款及其他應付款	(301,459)	(301,459)
未交稅金	(5,408)	(5,408)
淨資產	188,677	206,546
所收購淨資產(45%)	84,905	
現金收購款		200,880
所收購子公司的現金餘額		(26,148)
收購的現金淨支出		174,732

收購南寧的可辨認資產及負債各自的公允價值乃由第三方獨立估值師分別按殘餘收入模式(商標)及重置成本模式(其他資產及負債)確定。

32 與關聯企業的交易

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於本年度與關聯企業的主要交易如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
向關聯企業購貨		
— 聯營公司	**163,358**	123,069
— 青島啤酒物資經營有限公司*	**—**	12,177
— 青島啤酒實業有限公司(「青啤實業公司」)*	**—**	4,292
— 青島啤酒工程有限公司(「青啤工程公司」)*	**—**	107
	163,358	139,645

32 與關聯企業的交易 *(續)*

(a) 本集團於本年度與關聯企業的主要交易如下：*(續)*

	二零零五年 人民幣千元	二零零四年 人民幣千元
向關聯企業銷售商品		
— 聯營公司	**267,142**	228,734
向本集團提供建設服務		
— 青啤工程公司	**170**	2,940
向本集團提供物流服務		
— 聯營公司	**143,577**	52,510
為本集團借款提供擔保		
— 青啤集團公司*	**4,344**	19,234
為本集團應收款提供擔保		
— 青啤集團公司	**40,893**	50,894
為本集團聯營公司提供擔保		
— 朝日飲品	**24,000**	—
支付佣金		
— 青啤集團公司	**—**	12,930

以上與關聯企業之交易均按本集團與相關關聯企業議定的條件進行。

* 由於此等公司與本公司有若干董事相同，故被視為本公司的關聯企業。

32 與關聯企業的交易*(續)*

(b) 於二零零五年十二月三十一日，本集團與關聯企業的往來賬期末餘額如下：

	集團		公司	
	二零零五年 人民幣千元	二零零四年 人民幣千元	**二零零五年 人民幣千元**	二零零四年 人民幣千元
包含於應收子公司賬款	—	—	12,314	165,784
應收賬款及其他長期資產賬目				
— 本集團全資子公司	—	—	1,771	2,115
— 本集團非全資子公司	—	—	36,187	90,734
— 聯營公司	96,467	112,989	48,110	85,049
— 其他關聯方*(ii)*	287	467	—	1,467
子公司借款*(i)*				
— 本集團全資子公司	—	—	100,020	50,000
— 本集團非全資子公司	—	—	2,635,103	2,295,371
保證金、預付賬款及其他應收款				
— 本集團全資子公司	—	—	107,056	107,056
— 本集團非全資子公司	—	—	45,846	50,228
— 聯營公司	9,994	—	9,994	—
— 其他關聯方	17,253	3,125	5,792	3,125
應付賬款				
— 本集團非全資子公司	—	—	33,344	23,572
— 聯營公司	26	—	26	—
— 其他關聯方	77	1,007	—	1,007
其他應付及長期應付款				
— 本集團非全資子公司	—	—	18,539	9,417
— A-B公司*(iii)*	121,053	124,151	—	—
— 聯營公司	2,145	237	2,049	237
— 其他關聯方	22,851	15,213	253	13,088
銷售按金				
— 聯營公司	5,407	1,455	5,407	—

除以下(i)項及(iii)項所述的借款外，本集團與其他所有關聯企業的往來賬餘額均無擔保及無固定還款期，亦不計利息。

(i) 於二零零五年十二月三十一日，本公司透過與中國多間銀行訂立的委托貸款安排向多間子公司提供墊付及借款約人民幣2,729,660,000元(二零零四年：人民幣2,345,371,000元)*(見附註9)*。

(ii) 於二零零一年度，本集團與一客戶及本集團的關聯公司(合稱「欠款人」)就合計人民幣105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議，欠款人將於二零零二年一月一日起按八年分期歸還此項欠款。截至二零零五年十二月三十一日止，該欠款未償還金額(扣除有關減值準備後)約人民幣15,000,000元及人民幣25,893,800元(二零零四年：人民幣15,000,000元及人民幣35,893,000元)，按照協議付款期限分別在本集團資產負債表中列示為應收賬款及其他長期資產。青啤集團公司為此欠款提供擔保。

(iii) 於二零零三年十月，本公司的子公司 — 青島啤酒(香港)貿易有限公司(「香港公司」)與A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約121,053,000元)(「借款」)予香港公司。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該貸款之償還作擔保。

32 與關聯企業的交易 *(續)*

(c) 主要管理人員薪酬

	二零零五年 人民幣千元	二零零四年 人民幣千元
基本薪金、津貼及非現金利益	**2,390**	2,850
退休金供款	**136**	146
	2,526	2,996

主要管理人員為有權力及負責對本集團經營活動進行計劃、指導及控制之人士，包括董事及其他高級管理人員合共17位。

33 結算日後事項

除財務報表其他附註所披露者外，本集團的重大結算日後事項如下：

(a) 於二零零六年一月，本公司成立青島啤酒(徐州)淮海銷售有限公司(「徐州淮海銷售公司」)，並注資現金人民幣8,000,000元。相關法律程序已於二零零六年一月完成，而徐州淮海銷售公司亦成為本集團的全資子公司。

補充資料

中國會計準則與香港財務報告準則差異調節表

本集團根據《中國企業會計準則》、《企業會計制度》及有關法規(「中國會計準則」),為本公司的A股股東編製了一套截至二零零五年十二月三十一日止年度的財務資料。

由於中國會計準則與香港財務報告準則的不同,導致按兩種準則分別編製的本集團的資產、負債及淨利潤有所差別。兩種準則的主要差別的財務影響於下表概述及說明:

對於綜合淨資產的影響:

	十二月三十一日	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
按中國會計準則計算的淨資產值:	**4,941,430**	3,586,682
按香港財務報告準則所作的調整:		
因按香港財務報告及中國會計準則準則於對固定資產賬面值採用不同匯率而產生的調整	**141,253**	141,253
在中國匯率制度併軌前購入資產須多提的折舊	**(140,887)**	(129,407)
中國會計準則及香港財務報告準則下對業務合併採用不同的會計處理方法產生的差異	**(49,332)**	(64,472)
於二零零五年一月一日因採用香港財務報告準則第3號結轉至未分配利潤的負商譽調整	**80,971**	—
衍生金融工具公允價值的確認	**(90)**	—
因固定資產折舊產生的遞延税項負債	**(5,090)**	(5,647)
對本公司發行可換股債券的本金額(香港財務準則項下為權益而中國會計準則項下為負債)的核算使用不同會計政策及相應利息費用使用不同會計處理	—	1,228,787
附屬公司終止經營而確認的商譽減值虧損	**(9,121)**	—
其他	**(2,744)**	(3,068)
按香港財務報告準則計算財務報表所載的本公司股東應佔淨資產	**4,956,390**	4,754,128

對於綜合淨利潤之影響:

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
按中國會計準則計算之淨利潤:	**303,958**	279,724
按香港財務報告準則所作之調整:		
在中國匯率制度併軌前購入資產須多提的固定資產折舊	**(11,480)**	(11,480)
獲豁免債還欠款	**8,248**	4,331
因固定資產折舊產生的遞延税項負債	**557**	(3,646)
中國會計準則及香港財務報告準則下對業務合併採用不同的會計處理方法產生的差異	**15,140**	(6,833)
對可換股債券利息費用使用不同會計政策	**9,764**	23,102
衍生金融工具公允價值的確認	**(10,802)**	—
附屬公司終止經營而確認的商譽減值虧損	**(9,121)**	—
其他	**325**	(35)
按香港財務報告準則計算的本公司股東應佔盈利	**306,589**	285,163

審計報告


PRICEWATERHOUSECOOPERS
普华永道

普華永道中天會計師事務所有限公司
中華人民共和國
上海200021
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電話 +86 (21) 6123 8888
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普華永道中天審字(2006)第1475號

青島啤酒股份有限公司全體股東：

我們審計了後附的青島啤酒股份有限公司(以下簡稱「貴公司」)及其合併子公司(以下簡稱「貴集團」)二零零五年十二月三十一日的合併及母公司資產負債表、二零零五年度的合併及母公司利潤表、合併及母公司利潤分配表和合併及母公司現金流量表。這些會計報表的編製是貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編製會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述貴集團和貴公司會計報表符合國家頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允反映了貴集團和貴公司二零零五年十二月三十一日的財務狀況以及二零零五年度的經營成果和現金流量。

普華永道中天會計師事務所有限公司

張國俊
註冊會計師

孔昱
註冊會計師

中國 • 上海市
二零零六年四月三日

資產負債表

二零零五年十二月三十一日
(除特別註明外，金額單位為人民幣元)

資產	附註五 (除另註外)	二零零五年十二月三十一日 合併	二零零四年十二月三十一日 合併	二零零五年十二月三十一日 母公司	二零零四年十二月三十一日 母公司
流動資產：					
貨幣資金	(1)	**1,265,861,113**	1,362,553,132	**478,089,509**	557,408,875
短期投資		**—**	—	**2,326,014,578**	2,179,807,438
應收票據	(2)	**75,213,207**	98,594,467	**2,500,000**	30,406,000
應收賬款	(3), 六(1)	**105,068,080**	159,419,396	**87,166,190**	165,137,895
其他應收款	(4), 六(2)	**191,898,018**	236,917,331	**186,027,588**	187,893,539
預付賬款	(5)	**123,445,949**	215,029,032	**1,708,074**	4,459,366
存貨	(6)	**1,420,474,304**	1,382,831,371	**225,223,454**	221,432,578
待攤費用	(7)	**11,928,440**	14,306,678	**5,835,258**	5,732,939
流動資產合計		**3,193,889,111**	3,469,651,407	**3,312,564,651**	3,352,278,630
長期投資					
長期股權投資	(8), 六(3)	**80,989,965**	91,419,956	**1,828,503,204**	1,875,589,223
其中：合併價差		**50,251,191**	(8,955,862)	**—**	—
固定資產					
固定資產 — 原價		**10,326,986,065**	9,659,648,539	**1,990,619,896**	2,053,654,554
減：累計折舊		**(4,648,657,835)**	(4,051,735,548)	**(1,094,084,282)**	(1,089,829,206)
固定資產 — 淨值		**5,678,328,230**	5,607,912,991	**896,535,614**	963,825,348
減：固定資產減值準備		**(274,410,778)**	(144,503,099)	**(16,345,609)**	(12,016,504)
固定資產 — 淨額	(9)	**5,403,917,452**	5,463,409,892	**880,190,005**	951,808,844
在建工程	(10)	**111,884,585**	67,479,186	**55,587,543**	27,380,326
固定資產清理	(9)	**238,096**	562,155	**—**	—
固定資產合計		**5,516,040,133**	5,531,451,233	**935,777,548**	979,189,170
無形資產及其他資產					
無形資產	(11)	**750,395,329**	742,522,683	**144,714,564**	146,466,922
長期待攤費用	(12)	**4,309,385**	5,445,014	**1,776,800**	2,178,000
長期應收款	(3)	**25,892,810**	35,892,810	**25,892,810**	35,892,810
無形資產及其他資產合計		**780,597,524**	783,860,507	**172,384,174**	184,537,732
遞延稅項					
遞延稅款借項	三(a)	**17,600,000**	1,621,718	**17,600,000**	—
資產總計		**9,589,116,733**	9,878,004,821	**6,266,829,577**	6,391,594,755

資產負債表

二零零五年十二月三十一日
(除特別註明外，金額單位為人民幣元)

負債及股東權益	附註五 (除另註外)	二零零五年 十二月三十一日 合併	二零零四年 十二月三十一日 合併	二零零五年 十二月三十一日 母公司	二零零四年 十二月三十一日 母公司
流動負債					
短期借款	*(13)*	**949,171,250**	1,355,191,925	**645,616,000**	827,650,000
應付票據	*(14)*	**345,844,178**	442,923,686	**71,800,000**	103,197,863
應付賬款	*(15)*	**710,997,235**	659,060,773	**136,719,450**	108,443,037
預收賬款	*(16)*	**219,004,515**	150,565,481	**82,450,639**	57,879,242
應付工資		**28,537,809**	20,145,690	**—**	—
應付福利費		**48,077,226**	41,347,199	**2,166,001**	61,676
應付股利	*(17)*	**12,220,968**	2,100,000	**2,924,318**	2,100,000
應交稅金	*(18)*	**304,145,561**	378,591,116	**70,394,038**	111,912,407
其他應交款	*(19)*	**9,911,875**	9,025,268	**4,975,331**	4,380,388
其他應付款	*(20)*	**939,670,520**	978,840,835	**139,990,344**	199,587,452
預提費用	*(21)*	**280,265,540**	177,808,162	**134,230,468**	101,876,674
預計負債	*(22)*	**—**	27,000,000	**—**	27,000,000
一年內到期的長期借款	*(23)*	**6,550,713**	24,442,114	**4,344,000**	19,234,000
一年內到期的可轉換公司債券	—	**—**	5,907,185	**—**	5,907,185
流動負債合計		**3,854,397,390**	4,272,949,434	**1,295,610,589**	1,569,229,924
長期負債					
長期借款	*(23)*	**21,786,386**	66,301,848	**—**	—
可轉換公司債券	—	**—**	1,207,720,025	**—**	1,207,720,025
長期應付款	七*(6)*	**139,692,826**	148,746,118	**3,708,462**	—
長期負債合計		**161,479,212**	1,422,767,991	**3,708,462**	1,207,720,025
負債合計		**4,015,876,602**	5,695,717,425	**1,299,319,051**	2,776,949,949
少數股東權益		**631,810,452**	595,605,213	**—**	—
股東權益					
股本	*(24)*	**1,308,219,178**	1,060,000,000	**1,308,219,178**	1,060,000,000
資本公積	*(25)*	**2,802,086,986**	1,803,507,053	**2,853,566,374**	1,854,986,441
盈餘公積	*(26)*	**599,070,441**	498,782,868	**389,495,014**	329,035,117
其中：法定公益金		**269,923,479**	222,493,902	**180,112,896**	149,882,948
未分配利潤	*(27)*	**231,303,257**	223,865,647	**416,229,960**	370,623,248
外幣報表折算差額		**749,817**	526,615	**—**	—
股東權益合計		**4,941,429,679**	3,586,682,183	**4,967,510,526**	3,614,644,806
負債與股東權益總計		**9,589,116,733**	9,878,004,821	**6,266,829,577**	6,391,594,755

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零五年度利潤表

(除特別註明外，金額單位為人民幣元)

項目	附註五 (除另註外)	二零零五年度 合併	二零零四年度 合併	二零零五年度 母公司	二零零四年度 母公司
一、主營業務收入	28, 六(4)	**10,019,857,127**	8,620,687,766	**3,526,569,405**	2,865,011,634
減：主營業務成本	28, 六(4)	**(5,944,101,007)**	(5,027,430,020)	**(1,985,199,659)**	(1,600,495,475)
主營業務稅金及附加	29	**(1,034,617,813)**	(917,731,297)	**(180,933,599)**	(163,471,978)
二、主營業務利潤		**3,041,138,307**	2,675,526,449	**1,360,436,147**	1,101,044,181
加：其他業務利潤	30	**39,738,756**	30,614,583	**11,890,355**	1,875,378
減：營業費用		**(1,654,862,652)**	(1,423,952,879)	**(635,327,617)**	(491,360,367)
管理費用		**(773,167,427)**	(697,983,254)	**(195,237,264)**	(193,405,933)
財務費用 — 淨額	31	**(19,978,364)**	(48,724,608)	**(5,350,795)**	(25,666,580)
三、營業利潤		**632,868,620**	535,480,291	**536,410,826**	392,486,679
加：投資(損失)／收益	32, 六(5)	**(39,030,265)**	(42,033,534)	**(136,750,210)**	7,525,128
加：補貼收入	33	**74,859,478**	75,586,211	**—**	—
營業外收入	34	**20,412,757**	22,999,671	**4,099,488**	1,050,363
減：營業外支出	34	**(160,782,923)**	(119,481,189)	**(19,851,218)**	(45,309,239)
四、利潤總額		**528,327,667**	472,551,450	**383,908,886**	355,752,931
減：所得稅	三(a)	**(188,864,677)**	(170,897,458)	**(81,609,401)**	(77,040,250)
少數股東損益		**(35,504,930)**	(21,929,773)	**—**	—
五、淨利潤		**303,958,060**	279,724,219	**302,299,485**	278,712,681

補充資料：

項目	二零零五年度 合併	二零零四年度 合併	二零零五年度 母公司	二零零四年度 母公司
1. 出售、處置部門或被投資單位(損失)／收益	**8,722,398**	(3,114,380)	**7,094,190**	3,113,692
2. 自然災害發生的損失	**—**	—	**—**	—
3. 會計政策變更增加利潤總額	**—**	—	**—**	—
4. 會計估計變更增加利潤總額	**—**	—	**—**	—
5. 債務重組損失	**—**	—	**—**	—
6. 其他	**—**	—	**—**	—

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零五年度利潤分配表

(除特別註明外，金額單位為人民幣元)

項目	附註五	二零零五年度 合併	二零零四年度 合併	二零零五年度 母公司	二零零四年度 母公司
一、淨利潤		**303,958,060**	279,724,219	**302,299,485**	278,712,681
加：年初未分配利潤	27	**223,865,647**	259,760,239	**370,623,248**	359,653,103
二、可供分配的利潤		**527,823,707**	539,484,458	**672,922,733**	638,365,784
減：提取法定盈餘公積	27	**(52,857,996)**	(58,103,581)	**(30,229,948)**	(27,871,268)
提取法定公益金	27	**(47,429,577)**	(45,515,230)	**(30,229,948)**	(27,871,268)
三、可供股東分配的利潤		**427,536,134**	435,865,647	**612,462,837**	582,623,248
減：應付普通股股利	27	**(196,232,877)**	(212,000,000)	**(196,232,877)**	(212,000,000)
四、未分配利潤	27	**231,303,257**	223,865,647	**416,229,960**	370,623,248

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零五年度現金流量表
(除特別註明外，金額單位為人民幣元)

項目	附註五	合併	母公司
一、經營活動產生的現金流量：			
銷售商品、提供勞務收到的現金		11,495,908,577	4,253,990,008
收到的補貼收入		74,159,286	—
收到的其他與經營活動有關的現金		893,679,317	80,119,533
現金流入小計		**12,463,747,180**	**4,334,109,541**
購買商品、接受勞務支付的現金		(6,327,211,974)	(2,295,420,572)
支付給職工以及為職工支付的現金		(710,288,526)	(150,835,362)
支付的各項稅費		(2,218,891,414)	(623,818,283)
支付的其他與經營活動有關的現金	35	(2,026,779,031)	(589,037,490)
現金流出小計		**(11,283,170,945)**	**(3,659,111,707)**
經營活動產生的現金流量淨額		**1,180,576,235**	**674,997,834**
二、投資活動產生的現金流量：			
收回投資所收到的現金		20,249,309	2,151,450,001
取得投資收益所收到的現金		9,245,012	133,443,758
處置固定資產所收回的現金淨額		43,306,891	13,425,640
收到的其他與投資活動有關的現金		4,322,709	2,180,000
現金流入小計		**77,123,921**	**2,300,499,399**
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(317,275,172)	(88,186,803)
投資所支付的現金		(176,232,315)	(2,583,380,000)
其中：購買子公司支付的現金	36	(174,732,315)	—
支付的其他與投資活動有關的現金		(8,526,960)	—
現金流出小計		**(502,034,447)**	**(2,671,566,803)**
投資活動產生的現金流量淨額		**(424,910,526)**	**(371,067,404)**
三、籌資活動產生的現金流量：			
收到子公司少數股東投入的現金		250,000	—
借款所收到的現金		916,720,180	8,674,000
可轉換債權轉股退還的利息		39,744,863	39,744,863
收到的其他與籌資活動有關的現金		22,621,052	—
現金流入小計		**979,336,095**	**48,418,863**
償還債務所支付的現金		(1,484,290,173)	(185,288,000)
分配股利、利潤或償付利息所支付的現金		(294,396,715)	(239,143,016)
其中：子公司支付少數股東股利		(39,176,885)	—
支付的其他與籌資活動有關的現金		(23,771,770)	(6,128,864)
現金流出小計		**(1,802,458,658)**	**(430,559,880)**
籌資活動產生的現金流量淨額		**(823,122,563)**	**(382,141,017)**
四、匯率變動對現金的影響		**(3,101,583)**	**(1,108,779)**
五、現金及現金等價物淨減少額	1	**(70,558,437)**	**(79,319,366)**

二零零五年度現金流量表
(除特別註明外，金額單位為人民幣元)

補充資料	合併	母公司
1、將淨利潤調節為經營活動的現金流量：		
淨利潤	303,958,060	302,299,485
加：少數股東損益	35,504,930	—
計提的資產減值準備	189,736,824	13,507,858
固定資產折舊	546,940,473	99,197,832
無形資產攤銷	35,493,809	5,366,819
長期待攤費用攤銷	1,764,902	401,200
待攤費用的增加／(減少)	3,079,034	(102,319)
預提費用的增加	93,937,252	32,353,794
處置固定資產的收益	(4,596,425)	(1,415,242)
財務費用	31,097,193	7,892,294
投資損失	37,049,265	135,130,210
遞延稅款借項增加	(15,978,282)	(17,600,000)
存貨的減少	(29,238,755)	(3,790,876)
經營性應收項目的減少	222,958,230	146,248,682
經營性應付項目的增加	(271,130,275)	(44,491,903)
經營活動產生的現金流量淨額	**1,180,576,235**	**674,997,834**
2、現金及現金等價物淨減少情況：		
現金及現金等價物的年末餘額	1,245,181,086	478,089,509
減：現金及現金等價物的年初餘額	(1,315,739,523)	(557,408,875)
現金及現金等價物淨減少額	**(70,558,437)**	**(79,319,366)**

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

一、 公司簡介

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的企業法人營業執照。

本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零五年四月十二日，Anheuser-Busch Companies, Inc.(「A-B公司」)將本公司向其發行的第二部分及第三部分可轉換公司債券分別依約定轉股價港幣4.68元和港幣4.45元全部轉為248,219,178股本公司H股股份，其可轉換債券賬面餘額1,213,627,210元與股票面值之差計965,408,032元連同A-B公司向本公司返還轉股前本公司支付的利息以及相應的預提外國企業所得税等合計990,331,953元已計入資本公積 — 股票溢價科目。轉股後，本公司的註冊資本由1,060,000,000元變更為1,308,219,178元，業經山東匯德會計師事務所有限公司驗證，該事務所已出具[2005]匯所外驗字第2 — 103號驗資報告，相應的工商變更手續已辦理完成。

本公司及控股子公司(「本集團」)的主要業務為生產及銷售啤酒。

二、 主要會計政策、會計估計和合併會計報表的編製方法

(1) 會計報表的編製基礎

本會計報表按照國家頒佈的企業會計準則和《企業會計制度》編製。

(2) 會計年度

本集團會計年度為公歷一月一日起至十二月三十一日止。

(3) 記賬本位幣

本集團的記賬本位幣為人民幣。

(4) 記賬基礎和計價原則

本集團的記賬基礎為權責發生制。除本集團在改制為股份有限公司時進行評估的部分資產按國有資產管理部門確認後的評估值入賬外，資產在取得時按實際成本入賬；如果以後發生減值，則計提相應的減值準備。

(5) 外幣業務核算方法

外幣業務按業務發生當日中國人民銀行公佈的基準匯率折算為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債，按該日中國人民銀行公佈的基準匯率折算為人民幣，所產生的折算差額除了和固定資產購建期間因專門外幣資金借款產生的匯兑損益按資本化的原則處理外，直接計入當期損益。

(6) 外幣會計報表的折算方法

納入本集團會計報表合併範圍的子公司外幣資產負債表中的所有資產、負債項目均按資產負債表日中國人民銀行公佈的基準匯率折算為人民幣，股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公佈的基準匯率折算，未分配利潤項目以折算後利潤分配表中該項目的金額列示；利潤表以及利潤分配表中反映發生額的項目按年度平均匯率折算；由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內。現金流量表的現金流量按年度平均匯率折算，匯率變動對現金流量的影響，在現金流量表中單獨列示。

二、主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

(7) 現金及現金等價物

列示於現金流量表中的現金包括庫存現金及可隨時用於支付的銀行存款,現金等價物是指持有的期限不超過三個月、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

(8) 短期投資

短期投資主要為委托貸款。委托貸款是指委托金融機構向子公司或聯營公司貸出的款項,其中一年內到期的部分計入短期投資,超過一年到期的部分計入長期投資。委托貸款按照合同約定的利率按期計提利息,對計提的利息到付息期不能收回的,停止繼續計提,並沖回已計提的部分。

(9) 應收款項及壞賬準備

應收款項包括應收賬款及其他應收款。本集團對可能發生的壞賬損失採用備抵法核算。應收款項以實際發生額減去壞賬準備後的淨額列示。

(a) 壞賬準備

本集團對於可回收性與其他各項應收款項存在明顯差別的應收款項,採用個別認定法計提專項壞賬準備;對於其他未計提專項壞賬準備的應收款項,以賬齡分析法按以下比例計提一般壞賬準備:

賬齡	比例
六個月以內	0%
六個月到一年	5%
一年到二年	50%
二年以上	100%

(b) 壞賬損失確認標準

對於有確鑿證據表明應收款項確實無法收回時,如債務單位已撤銷、破產、資不抵債或現金流量嚴重不足等,確認為壞賬,並沖銷已計提的壞賬準備。

(c) 應收票據貼現

本集團向金融機構貼現不附追索權的應收票據,視同已向購貨方或接受勞務方收取現金,按交易的款項扣除已轉銷的應收票據的賬面價值和相關稅費後的差額計入當期損益。

(10) 存貨

存貨包括原材料、在產品、產成品、低值易耗品和包裝物等,按成本與可變現淨值孰低法列示。

存貨於取得時按實際成本入賬。原材料和產成品的成本按加權平均法核算;低值易耗品及部分包裝物按預計使用年限採用直線法攤銷計入生產成本。產成品和在產品成本包括原材料、直接人工及按正常生產能力下適當比例分攤的所有間接生產費用。

二、主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

(10) 存貨 *(續)*

存貨跌價準備一般按單個存貨項目的成本高於其可變現淨值的差額計提。可變現淨值按正常生產經營過程中,以存貨的估計售價減去估計至完工將要發生的成本、銷售費用及相關税金後的金額確定。

本集團的存貨盤存制度為永續盤存制。

(11) 長期投資

長期投資是除短期投資以外的投資,包括本公司對子公司和聯營企業的股權投資及其他準備持有超過一年的股權投資,以及不能隨時變現或不準備在一年內(不含一年)變現的債券和其他債權投資。

(a) *股權投資*

子公司是指本公司直接或間接擁有其50%以上的表決權資本,或其他本公司有權決定其財務和經營政策並能據以從其經營活動中獲取利益的被投資單位;聯營企業是指本公司佔該企業表決權資本總額的20%或以上至50%,或對該企業財務和經營決策有重大影響的被投資單位。

長期股權投資的成本按投資時實際支付的價款扣除已宣告但尚未領取的現金股利,或按投出非現金資產的賬面價值加上相關稅費入賬。本公司對子公司和聯營企業的長期股權投資採用權益法核算,對其他準備持有超過一年的股權投資採用成本法核算。

二零零三年三月十七日前發生的長期股權投資採用權益法核算時,初始投資成本與應享有被投資單位所有者權益份額之間的差額,採用直線法按10年攤銷。二零零三年三月十七日後發生的長期股權投資採用權益法核算時,初始投資成本小於應享有被投資單位所有者權益份額的差額,作為資本公積;初始投資成本大於應享有被投資單位所有者權益份額的差額,採用直線法按10年攤銷。

採用權益法核算時,投資損益按應享有或應分擔被投資單位當年實現的淨利潤或發生的淨虧損份額確認,並調整長期股權投資的賬面價值。被投資單位所分派的現金股利則於股利宣告分派時相應減少長期股權投資的賬面價值。採用成本法核算時,投資收益在被投資企業宣告分派股利時確認。

(b) *長期投資減值準備*

長期投資由於市價持續下跌或被投資單位經營狀況惡化等原因導致其可收回金額低於賬面價值時,按可收回金額低於長期投資賬面價值的差額,計提長期投資減值準備。可收回金額是指其銷售淨價與其使用價值兩者之中的較高者。銷售淨價是指在熟悉交易情況的交易各方之間自願進行的公平交易中,通過銷售該項資產而取得的收入扣除處置費用後的金額。使用價值指預期從資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值。

如果有跡象表明以前年度據以計提減值準備的各種因素發生變化,使得該項投資的可收回金額大於其賬面價值,減值準備在以前年度已確認的減值損失範圍內予以轉回。

二、 主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

(12) 固定資產和折舊

固定資產是指為生產商品，出租或經營管理而持有的、使用期限在一年以上且單位價值較高的有形資產。自二零零一年一月一日起利用土地建造自用項目時，土地使用權的賬面價值構成房屋、建築物成本的一部分。

購置或新建的固定資產按取得時的成本作為入賬價值。對本集團在改制時進行評估的固定資產，按其經國有資產管理部門確認後的評估值作為入賬價值。

固定資產折舊採用年限平均法並按其入賬價值減去預計淨殘值後在預計使用年限內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的賬面價值及尚可使用年限確定折舊額。

固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

	預計使用年限	預計淨殘值率	年折舊率
房屋及建築物			
一 成本	20 — 40年	3%	2.4% — 4.9%
一 土地使用權 *(另見附註二、14(a))*	50年	0%	2%
機器設備	5 — 14年	3%	6.9% — 19.4%
運輸設備	5 — 12年	3%	8.1% — 19.4%
其他設備	5 — 10年	3%	9.7% — 19.4%

固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的差額計入營業外收入或支出。

固定資產的修理及維護支出於發生時計入當期費用。固定資產的重大改建、擴建、改良及裝修等後續支出，在使該固定資產可能流入企業的經濟利益超過了原先的估計時，予以資本化。重大改建、擴建及改良等後續支出按年限平均法於固定資產尚可使用期間內計提折舊，裝修支出按年限平均法在預計受益期間內計提折舊。

如果有跡象或環境變化顯示單項固定資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(13) 在建工程

在建工程指興建中或安裝中的資本性資產，以實際發生的支出作為工程成本入賬。工程成本包括建築費用及其他直接費用、機器設備原價及安裝費用，以及在資產達到預定可使用狀態之前為該項目專門借款所發生的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並自次月起開始計提折舊。

如果有跡象或環境變化顯示單項在建工程賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。如果有跡象表明以前年度據以計提資產減值準備的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。

二、主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

(14) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟件及專有技術等。

(a) 土地使用權

以支付土地出讓金方式取得的土地使用權或購入的土地使用權，按照實際支付的價款入賬，並採用直線法按預計使用年限50年攤銷。自二零零一年一月一日起，利用土地建造項目時，將相應土地使用權的賬面價值全部轉入在建工程成本。

(b) 商標使用權

商標使用權主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年平均攤銷。

其他商標使用權是於收購子公司時取得，按照其收購時的價值入賬，並按其預計使用年限按5至10年平均攤銷。

(c) 電腦軟件

電腦軟件按實際支付的價款入賬，並按預計使用年限平均攤銷。

(d) 專有技術

專有技術按照投資各方確認的價值入賬，並按照預計使用年限10年平均攤銷。本集團自行開發專有技術發生的研究與開發費用，於發生時確認為當期費用。

(e) 無形資產減值準備

如果有跡象或環境變化顯示單項無形資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(15) 長期待攤費用

長期待攤費用包括已經支出但攤銷期限在一年以上(不含一年)的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(16) 借款費用

為購建固定資產而發生專門借款所產生的利息、折溢價攤銷及匯兑損益等借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。

二、主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

(16) 借款費用 *(續)*

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

其他借款發生的借款費用，於發生時計入當期財務費用。

(17) 可轉換公司債券

發行的可轉換公司債券按實際發行價格總額確認為負債。債券發行價格總額與債券面值(如適用)總額的差額作為債券的溢／折價，在債券的存續期間內按直線法攤銷。

應付的可轉換公司債券利息按期計提。利息費用及發行費用計入當期財務費用。

可轉換公司債券轉換為股票時，按可轉換的股數與股票面值計算的總額轉換為股本，債券的賬面價值與轉換為股本額之間的差額計入資本公積。

(18) 預計負債

因產品質量保證、對外提供擔保、未決訴訟等事項形成的某些現時義務，且該義務的履行很可能會導致經濟利益的流出，在該支出金額能夠可靠計量時，確認為預計負債。預計負債按照以前年度的相關經驗以最佳估計金額入賬。

(19) 職工社會保障及福利

本集團的在職職工參加由當地政府機構設立及管理的職工社會保障體系，包括養老及醫療保險、住房公積金及其他社會保障制度。除此之外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取保險費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(20) 股利分配

股東大會批准的擬分配的現金股利於批准的當期確認為負債。

(21) 收入確認

(a) *銷售產品*

在已將產品所有權上的主要風險和報酬轉移給購貨方，並且不再對該產品實施繼續管理和控制，與交易相關的經濟利益能夠流入本集團，相關的收入和成本能夠可靠計量時確認銷售收入的實現。

(b) *其他收入按下列基礎確認：*

利息收入按存款及委托貸款的存續期間和合同或協議規定的利率計算確認。

二、主要會計政策、會計估計和合併會計報表的編製方法 *(續)*

(21) 收入確認 *(續)*

(b) ***其他收入按下列基礎確認:(續)***

補貼收入於收到有關收入時確認。

經營租賃收入採用直線法在租賃期內確認。

(22) 經營租賃

與資產所有權有關的全部風險與報酬實質上未轉移至承租方的租賃為經營租賃。

經營租賃的租賃費用在租賃期內按直線法確認為期間費用。

(23) 所得稅的會計處理方法

本集團對所得稅費用的會計處理採用納稅影響會計法。遞延稅款按債務法根據時間性差異計算。時間性差異為因有關稅收法規與會計制度在確認收入、費用或損益時的時間不同而產生的應納稅所得額差異。時間性差異按現行適用的稅率對累計產生的所得稅影響金額進行調整。

時間性差異能在近期轉回且預計有足夠的應納稅所得額可以抵減時,確認產生的遞延稅款借項。

(24) 合併會計報表的編製方法

合併會計報表的範圍包括本公司及納入合併範圍的子公司。合併會計報表係根據中華人民共和國財政部財會字(1995)11號文《關於印發《合併會計報表暫行規定》的通知》、《企業會計制度》及相關規定編製。

從取得子公司的實際控制權之日起,本公司開始將其相應期間的收入、成本、利潤予以合併;從喪失實際控制權之日起停止合併。集團內所有重大往來餘額、交易及未實現利潤已在合併會計報表編製時予以抵銷。納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分作為少數股東權益在合併報表中單獨列示。

當納入合併範圍的子公司與本公司採用的會計政策不一致,且由此產生的差異對合併報表影響較大時,按本公司執行的會計政策予以調整。

三、稅項

本集團適用的主要稅種及其稅率列示如下:

稅種	稅率	計稅基礎	
企業及地方所得稅	15-33%	應納稅所得額	
增值稅	17%	啤酒產品,按應納稅銷售額的17% 扣除當期允許抵扣的進項稅後的餘額計繳	
消費稅	不適用	**啤酒產品售價**	**單位消費稅**
		人民幣3,000元/噸以上	人民幣250元/噸
		人民幣3,000元/噸以下	人民幣220元/噸

三、稅項 *(續)*

(a) 企業及地方所得稅

	二零零五年度	二零零四年度
中國企業及地方所得稅*(1)*	**205,135,720**	170,884,665
香港利得稅*(2)*	**1,328,957**	1,634,511
遞延稅款資產確認*(3)*	**(17,600,000)**	(1,621,718)
	188,864,677	170,897,458

(1) ***中國企業及地方所得稅***

根據國家稅務總局在一九九四年四月十八日發出的批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的所得稅暫按15%的稅率徵收，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，確認延長這項稅務優惠直至另行通知。

青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受兩免三減半的稅收優惠政策。本年度為郴州公司的第四個獲利年度以及深朝日的第五個獲利年度。因此，郴州公司及深朝日分別按16.5%及7.5%計算繳納所得稅。

深圳市青島啤酒華南營銷有限公司(「深銷售」)、深圳市青島啤酒華南投資有限公司(「華南投資」)、青島啤酒(珠海)有限公司(「珠海公司」)、青島啤酒(斗門)麥芽有限公司(「斗門公司」)、青島啤酒(廈門)有限公司(「廈門公司」)及青島啤酒(廈門)銷售有限公司(「廈門銷售」)因分別設立於深圳、珠海及廈門經濟特區，按有關稅法以15%計算繳納所得稅。

本集團內其他於中國成立及營運的子公司的企業所得稅按應納稅所得額的33%計算繳納。

(2) ***香港利得稅***

香港利得稅乃根據本期間估計的應納稅所得額按17.5%之稅率計算繳納。

(3) ***遞延稅款資產***

考慮到部分子公司仍處於虧損狀態，因此部分遞延稅款資產的變現性具有較大的不確定性，本集團未對於二零零六年至二零一零年內按稅法規定可抵扣應納稅所得額的累計虧損而產生的遞延稅款約476,000,000元(二零零四年：311,000,000元)予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延稅款資產因部分子公司仍處於虧損狀態，該等遞延稅項資產的變現性具有較大的不確定性；因此，本集團未對該等遞延稅款約178,745,000元(二零零四年：135,844,000元)予以確認。

(b) 增值稅

根據《中華人民共和國增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

三、税項(續)

(c) 消費税

本集團生產、委托加工或進口的啤酒,須繳納消費税,其中每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元以上的,單位消費税額為每噸250元,其他啤酒按每噸220元繳納消費税。

四、子公司及聯營公司

納入合併範圍的子公司

被投資單位全稱	註冊地點	企業性質	註冊資本(萬元)	經營範圍	本集團對其投資額(人民幣)	本公司持有權益比例 直接	間接
深圳市青島啤酒華南投資有限公司(「華南投資」)*(e)*	中國深圳	有限責任公司	人民幣20,000	投資	190,000,000	95%	—
青島啤酒(珠海)有限公司(「珠海公司」)*(d)*	中國珠海	有限責任公司	人民幣6,000	國內啤酒生產及銷售	61,272,851	—	72.83%
青島啤酒(三水)有限公司(「三水公司」)	中國三水	有限責任公司	人民幣4,134	國內啤酒生產及銷售	54,408,671	—	71.25%
青島啤酒(郴州)有限公司	中國郴州	有限責任公司	人民幣7,000	國內啤酒生產及銷售	59,471,148	—	84.36%
青島啤酒(黃石)有限公司(「黃石公司」)	中國黃石	有限責任公司	人民幣500	國內啤酒生產及銷售	12,536,286	—	90.25%
青島啤酒(應城)有限公司(「應城公司」)	中國應城	有限責任公司	人民幣500	國內啤酒生產及銷售	9,735,846	—	90.25%
深圳青島啤酒朝日有限公司	中國深圳	有限責任公司	美元3,000	啤酒生產及銷售	126,746,680	51%	—
深圳市青島啤酒華南營銷有限公司(「華南營銷」)*(e)*	中國深圳	有限責任公司	人民幣2,000	國內啤酒貿易	19,000,000	95%	—
南寧青島啤酒有限公司(「南寧公司」)*(a(i))*	中國南寧	有限責任公司	人民幣73,000	國內生產及銷售啤酒	276,336,000	—	71.25%
青島啤酒華東控股有限公司(「華東控股」)	中國上海	有限責任公司	人民幣10,000	投資	95,035,102	95%	—
青島啤酒華東上海銷售有限公司	中國上海	有限責任公司	人民幣300	國內啤酒貿易	2,565,000	—	94.05%
青島啤酒華東南京銷售有限公司	中國南京	有限責任公司	人民幣100	國內啤酒貿易	665,000	—	93.88%
青島啤酒(上海)有限公司(「上海公司」)	中國上海	有限責任公司	人民幣5,000	國內啤酒生產及銷售	45,235,152	—	90.25%
青島啤酒(蕪湖)有限公司	中國蕪湖	有限責任公司	人民幣2,000	國內啤酒生產及銷售	19,181,422	—	85.50%
青島啤酒(馬鞍山)有限公司(「馬鞍山公司」)	中國馬鞍山	有限責任公司	人民幣500	國內啤酒生產及銷售	6,191,339	—	90.25%
青島啤酒上海松江有限公司(「松江公司」)	中國上海	有限責任公司	美元3,664	國內啤酒生產及銷售	287,233,335	75%	—
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	有限責任公司	人民幣6,061	國內啤酒生產及銷售	60,748,122	99%	—
青島啤酒(濰坊)有限公司(「濰坊公司」)	中國濰坊	有限責任公司	人民幣500	國內啤酒生產及銷售	7,372,131	70%	—
青島啤酒第三有限公司(「第三公司」)	中國平度	有限責任公司	人民幣1,000	國內啤酒生產及銷售	9,836,412	95%	—
青島啤酒(徐州)有限公司	中國沛縣	有限責任公司	人民幣3,934	國內啤酒生產及銷售	27,462,801	66%	—
青島啤酒(徐州彭城)有限公司	中國彭城	有限責任公司	人民幣500	國內啤酒生產及銷售	20,744,001	90%	—
青島啤酒(薛城)有限公司	中國薛城	有限責任公司	人民幣4,500	國內啤酒生產及銷售	41,452,447	85%	—
青島啤酒(滕州)有限公司(「滕州公司」)	中國滕州	有限責任公司	人民幣1,500	國內啤酒生產及銷售	18,547,503	95%	—
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	有限責任公司	人民幣500	國內麥芽製造及貿易	5,854,522	—	86.20%
北京青島啤酒三環有限公司(「三環公司」)	中國北京	有限責任公司	美元2,890	國內啤酒生產及貿易	37,561,561	29%	25.00%
北京五星青島啤酒有限公司(「五星公司」)	中國北京	有限責任公司	人民幣86,200	國內啤酒生產及銷售	112,304,883	38%	25.00%
青島啤酒(福州)有限公司(「福州公司」)	中國福州	有限責任公司	美元2,683	國內啤酒生產及貿易	78,344,465	75%	25.00%
青島啤酒(廊坊)有限公司	中國廊坊	有限責任公司	人民幣2,000	國內啤酒生產及銷售	14,460,000	—	72.30%
青島啤酒西安有限責任公司(「西安公司」)*(f)*	中國西安	有限責任公司	人民幣22,220	國內啤酒生產及銷售	172,905,951	76%	—
青島啤酒渭南有限責任公司	中國渭南	有限責任公司	人民幣5,000	國內啤酒生產及銷售	14,420,490	28%	54.79%
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)*(f)*	中國蘭州	股份有限公司	人民幣17,442	國內啤酒生產及銷售	65,010,000	50%	5.06%
青島啤酒武威有限責任公司	中國蘭州	有限責任公司	人民幣3,610	國內啤酒生產及銷售	19,775,580	—	54.90%
青島啤酒(鞍山)有限公司	中國鞍山	有限責任公司	人民幣5,000	國內啤酒生產及銷售	30,000,000	60%	—

四、子公司及聯營公司*(續)*

納入合併範圍的子公司*(續)*

被投資單位全稱	註冊地點	企業性質	註冊資本 *(萬元)*	經營範圍	本集團對其投資額 *(人民幣)*	本公司持有權益比例 直接	間接
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	有限責任公司	人民幣2,000	國內啤酒生產及銷售	48,826,291	95%	—
青島啤酒(密山)有限公司	中國密山	有限責任公司	人民幣2,000	國內啤酒生產及銷售	19,000,000	95%	—
青島啤酒(哈爾濱)有限公司	中國哈爾濱	有限責任公司	人民幣2,200	國內啤酒生產及銷售	82,770,378	95%	—
青島啤酒(蓬萊)有限公司	中國蓬萊	有限責任公司	人民幣3,750	國內啤酒生產及銷售	30,000,000	80%	—
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	有限責任公司	人民幣2,000	國內啤酒生產及銷售	65,103,434	70%	—
青島啤酒集團進出口有限公司	中國青島	有限責任公司	人民幣1,100	進出口啤酒貿易	10,750,000	98%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	有限責任公司	人民幣3,461	國內啤酒生產及銷售	37,625,391	94%	—
青島啤酒開發有限公司	中國青島	有限責任公司	人民幣132	國內啤酒貿易	1,320,000	100%	—
青島啤酒(平原)有限公司(「平原公司」)	中國平原	有限責任公司	人民幣500	國內啤酒生產及銷售	18,116,959	90%	—
青島啤酒(日照)有限公司	中國日照	有限責任公司	人民幣1,000	國內啤酒生產及銷售	20,392,000	95%	—
青島啤酒(菏澤)有限公司(「菏澤公司」)	中國菏澤	有限責任公司	人民幣1,000	國內啤酒生產及銷售	16,998,522	90%	—
青島啤酒(重慶)有限公司	中國重慶	有限責任公司	人民幣700	國內啤酒生產及銷售	6,808,575	95%	—
青島啤酒(台州)有限公司(「台州公司」)	中國台州	有限責任公司	人民幣1,000	國內啤酒生產及銷售	2,592,967	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」)	中國香港	有限責任公司	港幣50	香港啤酒貿易	533,881	100%	—
青島啤酒(漢中)有限公司	中國漢中	有限責任公司	人民幣2,941	國內啤酒生產及貿易	15,000,000	—	50.23%
青島啤酒(斗門)麥芽有限公司(「斗門公司」) *(d)*	中國珠海	有限責任公司	人民幣1,000	國內麥芽製造及貿易	30,235,355	—	85.82%
青島啤酒(瀘州)有限公司(「瀘州公司」)	中國瀘州	有限責任公司	人民幣11,111	國內啤酒生產及銷售	105,554,500	95%	—
青島啤酒(南京)有限公司	中國南京	有限責任公司	美元500	國內啤酒生產及貿易	17,394,600	75%	—
青島啤酒(宿遷)有限公司	中國宿遷	有限責任公司	人民幣1,000	國內啤酒生產及貿易	12,193,668	95%	—
北京青島啤酒北方銷售公司	中國北京	有限責任公司	人民幣2,998	國內啤酒貿易	27,356,750	80%	10.84%
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	有限責任公司	人民幣1,000	國內啤酒貿易	9,925,000	85%	14.25%
青島啤酒(嶗山)有限公司	中國青島	有限責任公司	人民幣1,664	國內啤酒生產及貿易	16,635,592	50%	46.90%
青島啤酒(滕州)淮海銷售有限公司	中國滕州	有限責任公司	人民幣50	國內啤酒貿易	437,500	—	90.00%
青島啤酒(蘇州)有限公司	中國太倉	有限責任公司	人民幣500	國內啤酒生產及貿易	4,895,000	10%	85.50%
青島啤酒華東杭州銷售有限公司	中國杭州	有限責任公司	人民幣100	國內啤酒貿易	855,000	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	有限責任公司	人民幣300	國內啤酒貿易	1,710,000	—	76.10%
青島啤酒西南銷售有限公司	中國成都	有限責任公司	人民幣200	國內啤酒貿易	1,960,000	60%	38.00%
青島啤酒(隨州)有限公司	中國隨州	有限責任公司	人民幣2,400	國內啤酒生產及銷售	8,550,000	—	85.50%
青島啤酒(台州)銷售有限公司	中國台州	有限責任公司	人民幣680	國內啤酒貿易	2,463,319	—	48.45%
青島翔巨集商務有限公司(「翔宏商務」) *(c)*	中國青島	有限責任公司	人民幣600	汽車租賃	950,000	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	有限責任公司	人民幣100	國內啤酒貿易	469,680	—	94.47%
青島啤酒魯中(濰坊)銷售有限公司	中國濰坊	有限責任公司	人民幣200	國內啤酒貿易	1,460,000	—	90.30%
青島啤酒(廈門)有限公司	中國廈門	有限責任公司	人民幣9,000	國內啤酒生產及銷售	90,000,000	75%	25.00%
青島啤酒(廈門)銷售有限公司	中國廈門	有限責任公司	人民幣100	國內啤酒貿易	800,000	—	95.00%
青島啤酒海豐倉儲有限公司	中國青島	有限責任公司	人民幣1,000	倉儲、加工、運輸	5,500,000	—	53.75%
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	有限責任公司	人民幣6,800	國內啤酒生產及銷售	66,980,000	70%	28.50%
徐州彭城啤酒銷售有限公司	中國徐州	有限責任公司	人民幣500	啤酒銷售	4,190,000	—	83.80%
青島啤酒(漳州)有限公司(「漳州公司」)	中國漳州	有限責任公司	人民幣3,888	國內啤酒生產及銷售	26,355,000	90%	—
青島啤酒(揚州)有限公司(「揚州公司」) *(b)*	中國揚州	有限責任公司	人民幣500	國內啤酒生產及銷售	1,017,142	20%	—
馬鞍山市鐘山瓶箱回收有限公司 *(a(ii))*	中國馬鞍山	有限責任公司	人民幣30	廢舊啤酒包裝物回收再利用	273,750	—	91.25%

四、子公司及聯營公司(續)

納入合併範圍的子公司(續)

被投資單位全稱	註冊地點	企業性質	註冊資本(萬元)	經營範圍	本集團對其投資額(人民幣)	本公司持有權益比例 直接	間接
滕州天發廢舊瓶回收公司(a(ii))	中國滕州	有限責任公司	人民幣30	廢舊啤酒包裝物回收再利用	256,500	—	85.5%
徐州沛縣興隆舊瓶回收有限公司(a(ii))	中國徐州	有限責任公司	人民幣60	廢舊啤酒包裝物回收再利用	330,000	—	55%
揚州中丹啤酒物資回收有限公司(b)(a(ii))	中國揚州	有限責任公司	人民幣100	廢舊啤酒包裝物回收再利用	162,743	—	16%
蓬萊舊瓶回收站(a(ii))	中國蓬萊	有限責任公司	人民幣52	廢舊啤酒包裝物回收再利用	517,000	—	80%

(a) 本年度,本集團新收購/新納入合併範圍的子公司情況如下:

(i) 於二零零四年五月,本公司之子公司華南投資與泰聯釀造(開曼群島)有限公司(「泰聯釀造」)簽署了股權轉讓協議,華南投資以200,880,000元的代價受讓泰聯釀造持有的南寧公司45%之股權,相關的股權轉讓手續已於二零零五年二月辦理完畢。上述股權轉讓完成後,連同華南投資先前已持有南寧公司的30%的股權,本公司對南寧公司之間接權益比例由28.5%增加到71.25%,南寧公司亦由本公司的聯營公司變成為本公司的控股子公司。

(ii) 二零零四年度,由於該等子公司的主營業務收入、資產總額及淨利潤均少於本集團合併報表相應指標的10%而未予合併,本年度根據本集團實際業務情況,該等子公司被納入合併範圍。

(b) 根據本公司與關聯方青島啤酒集團有限公司(「青啤集團」)於二零零三年一月及二零零四年十二月就揚州公司的委托經營所簽訂的委托經營管理協議及其補充協議,青啤集團將其在揚州公司中所持80%的股權所對應的股東權利和義務全部委托本公司行使及承擔,本公司並已委托人員進入揚州公司董事會,擁有董事會半數以上的投票權,因此本公司將揚州公司納入本公司的合併報表範圍。

(c) 於二零零五年七月,本公司與青啤集團公司達成增資協議,分別向翔宏商務增資4,750,000元和250,000元。增資後,翔宏商務的註冊資本由1,000,000元增加至6,000,000元。該增資的相關手續已於二零零五年八月完成,本公司所持翔宏商務的權益比例保持不變。

(d) 二零零五年六月,本公司之子公司珠海公司與斗門公司簽訂公司合併協議,由珠海公司吸收合併斗門公司,相關法律手續已於二零零五年十二月二十三日辦理完畢。合併後珠海公司的註冊資本及本公司對珠海公司之間接權益保持不變。

(e) 二零零五年十月,本公司的控股子公司華南營銷與華南投資簽訂公司合併協議,由華南營銷吸收合併華南投資。合併後華南營銷的註冊資本由200,000,000元增加至為220,000,000元,本公司對華南營銷的持股比例保持不變。截止本會計報表批准日,相關法律手續尚未辦理完畢。

(f) 於年內本公司董事會批准本公司與本公司之子公司西安公司簽訂股權轉讓協議,由西安公司出資約50,926,000元受讓本公司持有的甘肅農墾50%的股權,截至本會計報表批准日,上述相關法律手續尚未辦理完畢。

(g) 於二零零五年九月,本公司與安丘市國有資產經營公司(「國有資產公司」)和安丘市人民政府(「安丘市政府」)簽訂了股權轉讓協議,本公司將其持有青島啤酒(安丘)有限公司(「安丘公司」)95%的股權以1元的價格轉讓予國有資產公司。同時,本集團同意免除安丘公司對本集團所欠債務並承接安丘公司3,000,000元的銀行借款,相關的股權轉讓手續已於二零零五年十月辦理完成。上述股權轉讓完成後,本公司對安丘公司的權益比例減少為零,不再將其納入本公司的合併報表範圍。上述股權轉讓所產生的收益已記入當期損益*(附註五、32)*。

(h) 於二零零五年十月,青島啤酒(天門)有限公司(「天門公司」)註銷的相關法律手續辦理完畢。由此產生的清算損失已記入當期損益。

四、子公司及聯營公司 *(續)*

主要聯營公司

被投資單位全稱	註冊地點	企業性質	註冊資本	經營範圍	本集團對其投資額	本公司持有權益比例 直接	間接
青華國際貿易發展有限公司(「青華國際」)	加拿大	境外有限責任公司	美元500,000	國際貿易及啤酒銷售	2,077,625	50%	—
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青」)	中國遼寧	有限責任公司	人民幣2,000,000	國內銷售啤酒	600,000	30%	—
青島啤酒朝日飲品有限公司(「朝日飲品」)	中國青島	有限責任公司	人民幣90,000,000	國內生產及銷售軟飲料	33,768,000	—	37.52%
青島啤酒招商物流有限公司(「招商物流」) *(a)*	中國青島	有限責任公司	人民幣10,000,000	物流服務與管理	3,000,000	30%	—
青島啤酒歐洲進出口有限公司	法國	境外有限責任公司	歐元100,000	啤酒進出口銷售	—	40%	—
青島啤酒澳洲有限公司	澳大利亞	境外有限責任公司	澳元250,000	啤酒進出口銷售	澳元122,500	49%	—

(a) 二零零五年四月，本公司與招商局物流集團有限公司(「招商局物流」)和招商局船務企業有限公司(「招商局船務」)達成增資協議，招商局物流、招商局船務和本公司分別向招商物流增資2,250,000元、1,250,000元和1,500,000元。增資後，招商物流的註冊資本由5,000,000元增加至10,000,000元。該增資的相關手續已於二零零五年七月完成，本公司所持招商物流的權益比例保持不變。

五、合併會計報表主要項目註釋

(1) 貨幣資金

	二零零五年十二月三十一日	二零零四年十二月三十一日
現金	**913,257**	1,037,195
銀行存款	**1,239,118,124**	1,329,290,329
其他貨幣資金	**25,829,732**	32,225,608
	1,265,861,113	1,362,553,132

其他貨幣資金主要是本集團存入銀行的保證金。

於二零零五年十二月三十一日，貨幣資金中包括以下外幣餘額：

外幣名稱	外幣金額	匯率	折合人民幣
美元	5,447,570	8.0679	43,950,587
港元	122,900	1.0406	127,895
			44,078,482

五、合併會計報表主要項目註釋 *(續)*

(1) 貨幣資金 *(續)*

列示於現金流量表的現金包括：

	二零零五年 十二月三十一日
貨幣資金	**1,265,861,113**
減：受到限制的存款	**(17,569,732)**
原存期三個月以上的定期存款	**(3,110,295)**
二零零五年十二月三十一日現金餘額	**1,245,181,086**
減：二零零四年十二月三十一日現金餘額	**(1,315,739,523)**
現金淨減少額	**(70,558,437)**

(2) 應收票據

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
商業承兌匯票	**35,365,654**	—
銀行承兌匯票	**39,847,553**	98,594,467
	75,213,207	98,594,467

於二零零五年十二月三十一日，以上承兌匯票均無用作質押，且均在六個月內到期。

於二零零五年十二月三十一日，無已貼現但尚未到期的商業承兌匯票。

(3) 應收賬款及長期應收款

(a) *應收賬款*

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
應收賬款	**352,899,469**	404,046,820
減：壞賬準備	**(247,831,389)**	(244,627,424)
	105,068,080	159,419,396

五、合併會計報表主要項目註釋 *(續)*

(3) 應收賬款及長期應收款 *(續)*

(a) ***應收賬款*** *(續)*

應收賬款的賬齡及相應的壞賬準備分析如下：

	二零零五年十二月三十一日			二零零四年十二月三十一日		
賬齡	**金額**	**比例(%)**	**壞賬準備**	金額	比例(%)	壞賬準備
一年以內	**89,547,184**	**25.37%**	**(2,074,917)**	139,701,518	34.58%	(4,149,981)
一到二年	**33,873,660**	**9.60%**	**(31,685,446)**	38,204,721	9.46%	(32,031,238)
二到三年	**46,123,812**	**13.07%**	**(45,716,213)**	57,831,200	14.31%	(56,077,894)
三年以上	**183,354,813**	**51.96%**	**(168,354,813)**	168,309,381	41.65%	(152,368,311)
	352,899,469	**100.00%**	**(247,831,389)**	404,046,820	100.00%	(244,627,424)

於二零零五年十二月三十一日，應收賬款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款。

於二零零五年十二月三十一日，應收賬款前五名債務人欠款金額合計約為117,035,000元(二零零四年：144,351,000元)，佔應收賬款總額的30.84%(二零零四年：35.73%)。

(b) ***長期應收款***

於二零零一年度，本集團與青島世紀新科啤酒開發有限公司(「世紀新科」)及本集團的關聯公司 — 青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議，欠款人將於二零零二年一月一日起按8年分期歸還此項欠款。同時，本集團的關聯公司 — 青啤集團對欠款提供了擔保。截至二零零五年十二月三十一日止，本集團已累計收回欠款約42,439,000元(二零零四年：32,439,000元)，並在以前年度對欠款計提了21,668,190元的壞賬準備。餘下之欠款(扣除壞賬準備後)15,000,000元及25,892,810元分別在應收賬款及長期應收款內反映。

(4) 其他應收款

	二零零五年十二月三十一日	二零零四年十二月三十一日
其他應收款	**259,689,477**	309,695,727
減：壞賬準備	**(67,791,459)**	(72,778,396)
	191,898,018	236,917,331

五、合併會計報表主要項目註釋 *(續)*

(4) 其他應收款 *(續)*

其他應收款的賬齡及相應的壞賬準備分析如下：

賬齡	二零零五年十二月三十一日 金額	比例 (%)	壞賬準備	二零零四年十二月三十一日 金額	比例 (%)	壞賬準備
一年以內	**154,473,982**	**59.48%**	**(968,620)**	174,738,794	56.42%	(1,988,657)
一到二年	**32,602,201**	**12.55%**	**(2,975,277)**	62,418,846	20.15%	(8,592,680)
二到三年	**16,731,166**	**6.44%**	**(10,212,420)**	11,593,093	3.74%	(9,805,876)
三年以上	**55,882,128**	**21.53%**	**(53,635,142)**	60,944,994	19.69%	(52,391,183)
	259,689,477	**100.00%**	**(67,791,459)**	309,695,727	100.00%	(72,778,396)

於二零零五年十二月三十一日，其他應收款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款。本集團於二零零五年度核銷了確定不能回收的其他應收款合計約778,000元。

於二零零五年十二月三十一日，其他應收款前五名債務人的欠款金額合計為28,717,000元(二零零四年：44,983,000元)，佔其他應收款總額的11.54%(二零零四年：14.53%)。

(5) 預付賬款

賬齡	二零零五年十二月三十一日 金額	比例 (%)	二零零四年十二月三十一日 金額	比例 (%)
1年以內	**121,904,653**	**98.75%**	202,265,035	94.06%
1到2年	**534,420**	**0.43%**	11,374,548	5.29%
2到3年	**19,053**	**0.01%**	491,968	0.23%
3年以上	**987,823**	**0.81%**	897,481	0.42%
	123,445,949	**100.00%**	215,029,032	100.00%

於二零零五年十二月三十一日，預付賬款餘額中無持有本公司5%(含5%)以上表決權股份的股東的欠款。

預付賬款中，本集團賬齡超過一年的款項主要為購貨支付的定金。

五、合併會計報表主要項目註釋 *(續)*

(6) 存貨

	二零零四年十二月三十一日	本年增加	本年減少	**二零零五年十二月三十一日**
成本				
原材料	447,107,748			**421,539,668**
包裝物	484,828,875			**542,884,400**
低值易耗品	213,844,368			**193,077,754**
委托加工物資	1,666,500			**12,668,041**
在產品	162,750,184			**177,770,174**
產成品	114,277,840			**128,873,210**
	1,424,475,515			**1,476,813,247**
存貨跌價準備		本年增加	本年減少	
原材料	(5,213,064)	(3,758,224)	716,238	**(8,255,050)**
包裝物	(25,739,575)	(22,956,955)	8,089,489	**(40,607,041)**
產成品	(10,691,505)	(983,351)	4,198,004	**(7,476,852)**
	(41,644,144)	(27,698,530)	13,003,731	**(56,338,943)**
	1,382,831,371			**1,420,474,304**

由於存貨遭受損毀、全部或部分陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部分提取存貨跌價準備。

二零零五年度，本集團確認為成本及費用的存貨成本約為5,968,000,000元(二零零四年度：約5,124,000,000元)。

(7) 待攤費用

	二零零四年十二月三十一日	新納入合併子公司之影響	本年增加	本年攤銷	二零零五年十二月三十一日	期末結存原因
保險費	8,444,297	396,504	16,681,905	(17,319,310)	**8,203,396**	尚未攤銷完畢
廣告費	9,375	—	3,837,337	(3,753,747)	**92,965**	尚未攤銷完畢
房屋租賃費	1,110,177	—	5,529,165	(5,493,138)	**1,146,204**	尚未攤銷完畢
其他	4,742,829	2,626,225	51,777,326	(56,660,505)	**2,485,875**	尚未攤銷完畢
	14,306,678	3,022,729	77,825,733	(83,226,700)	**11,928,440**	

五、合併會計報表主要項目註釋(續)

(8) 長期股權投資

	二零零四年十二月三十一日	本年增加	本年減少	二零零五年十二月三十一日
長期股權投資				
未合併子公司 *(附註四(a)(ii))*	2,267,132	—	(2,267,132)	—
聯營企業*(a)*	89,090,416	1,500,000	(66,333,957)	**24,256,459**
合併差價*(b)*	(8,955,862)	107,934,427	(48,727,374)	**50,251,191**
其他股權投資*(c)*	24,964,488	—	(554,955)	**24,409,533**
	107,366,174	109,434,427	(117,883,418)	**98,917,183**
長期股權投資減值準備*(c)*	(15,946,218)	(1,981,000)	—	**(17,927,218)**
	91,419,956	107,453,427	(117,883,418)	**80,989,965**

本集團的長期投資不存在變現及收益匯回的重大限制。

(a) 聯營企業

	佔被投資公司註冊資本比例 二零零四年十二月三十一日	佔被投資公司註冊資本比例 二零零五年十二月三十一日	初始投資	追加投資	累計權益變動數	二零零四年十二月三十一日	本年追加投資	本年權益增/(減)額	本年轉入子公司	二零零五年十二月三十一日
青華國際	50%	**50%**	2,077,625	—	—	2,077,625	—	—	—	**2,077,625**
遼寧沈青	30%	**30%**	600,000	—	191,413	695,297	—	96,116	—	**791,413**
朝日飲品	37.52%	**37.52%**	36,000,000	—	(20,882,206)	19,028,695	—	(3,910,901)	—	**15,117,794**
南寧公司 *(附註四、(a)(i))*	28.5%	**—**	83,657,055	—	(21,358,816)	63,742,902	—	(1,444,663)	(62,298,239)	**—**
招商物流	30%	**30%**	1,500,000	1,500,000	1,357,509	1,633,779	1,500,000	1,223,730	—	**4,357,509**
其他	不適用	**不適用**	1,822,046	—	90,072	1,912,118	—	—	—	**1,912,118**
			125,656,726	1,500,000	(40,602,028)	89,090,416	1,500,000	(4,035,718)	(62,298,239)	**24,256,459**

五、合併會計報表主要項目註釋 *(續)*

(8) 長期股權投資 *(續)*

(b) *合併差價*

	原始金額	攤銷期限	累計攤銷	二零零四年十二月三十一日	本年增加	本年攤銷	減值準備	二零零五年十二月三十一日
南寧公司*(i)*	116,680,359	10年	(10,690,326)	7,944,222	107,934,427	(9,888,616)	—	**105,990,033**
福州公司	64,192,777	10年	(24,301,319)	46,310,736	—	(6,419,278)	—	**39,891,458**
甘肅農墾	46,545,278	10年	(7,704,062)	45,552,191	—	(6,710,975)	(37,531,385)	**1,309,831**
三環公司	49,285,564	10年	(23,185,380)	31,214,191	—	(5,114,007)	(6,119,885)	**19,980,299**
漳州公司	15,669,911	10年	(1,954,989)	15,278,163	—	(1,563,241)	—	**13,714,922**
廈門公司	6,850,148	10年	(1,027,523)	6,507,640	—	(685,015)	—	**5,822,625**
隨州公司	5,620,466	10年	(2,295,024)	3,887,489	—	(562,047)	(3,325,442)	**—**
松江公司	(133,483,335)	10年	67,946,695	(78,884,974)	—	13,348,334	—	**(65,536,640)**
五星公司	(54,539,713)	10年	25,451,865	(34,541,819)	—	5,453,971	—	**(29,087,848)**
興凱湖公司	(29,432,291)	10年	24,800,982	(7,574,538)	—	2,943,229	—	**(4,631,309)**
三水公司	(6,070,368)	10年	2,623,482	(4,053,923)	—	607,037	—	**(3,446,886)**
台州公司	(9,475,249)	10年	6,103,564	(4,319,210)	—	947,525	—	**(3,371,685)**
平原公司	(13,611,443)	10年	11,390,947	(3,581,640)	—	1,361,144	—	**(2,220,496)**
上海公司	(6,738,922)	10年	4,908,296	(2,504,518)	—	673,892	—	**(1,830,626)**
馬鞍山公司	(6,264,970)	10年	4,356,112	(2,535,355)	—	626,497	—	**(1,908,858)**
其他子公司	(77,245,734)	10年	52,822,105	(27,654,517)	—	3,230,888	—	**(24,423,629)**
	(32,017,522)		129,245,425	(8,955,862)	107,934,427	(1,750,662)	(46,976,712)	**50,251,191**

(i) 如附註四、(a)(i)所述，本集團於本年度增加南寧公司股權至71.25%，支付價款與相應淨資產份額之差形成合併價差，詳見附註五、(36)。

(ii) 本公司於本年度聘請了專業評估機構就可能存在的資產減值的子公司截至二零零五年十月三十一日之可回收價值按未來現金流量的貼現值進行評估，並根據評估結果計提了相應的股權投資差額減值準備。

(c) *其他股權投資*

被投資公司名稱	投資金額	佔被投資公司註冊資本比例	長期股權投資減值準備
上海國際名酒發展公司	7,000,000	17.5%	(7,000,000)
天津市青島啤酒銷售有限公司***	4,884,300	60%	(4,884,300)
廣西北海房地產有限公司	3,610,000	—	(3,610,000)
青島瀛灊俱樂部	3,985,261	25%	—
其他	4,929,974	不適用	(2,432,918)
	24,409,535		**(17,927,218)**

*** 本集團無權決定或重大影響天津聯營公司的財務和經營決策，故以成本值入賬。

五、合併會計報表主要項目註釋 *(續)*

(9) 固定資產及累計折舊

	土地使用權、房屋及建築物	機器設備	運輸工具	其他設備	合計
原價					
二零零四年十二月三十一日	3,054,372,530	5,936,452,775	387,732,517	281,090,717	9,659,648,539
新納入合併子公司影響	116,353,298	672,003,621	5,202,147	3,712,072	797,271,138
處置／轉讓子公司之影響	(26,412,239)	(52,822,100)	(3,267,841)	(763,332)	(83,265,512)
在建工程轉入	29,607,456	97,848,700	1,736,634	5,713,422	134,906,212
本年其他增加	27,684,989	46,223,185	27,714,512	34,153,087	135,775,773
本年其他減少	(30,049,604)	(225,400,090)	(26,271,821)	(35,628,570)	(317,350,085)
二零零五年十二月三十一日	**3,171,556,430**	**6,474,306,091**	**392,846,148**	**288,277,396**	**10,326,986,065**
累計折舊					
二零零四年十二月三十一日	828,276,023	2,878,364,161	188,856,255	156,239,109	4,051,735,548
新納入合併子公司影響	18,828,420	281,538,670	3,782,016	3,248,601	307,397,707
處置／轉讓子公司之影響	(7,373,214)	(35,279,064)	(1,547,554)	(479,440)	(44,679,272)
本年計提	76,975,138	384,362,637	40,840,844	44,761,854	546,940,473
本年其他減少	(10,890,954)	(158,653,697)	(26,341,157)	(16,850,813)	(212,736,621)
二零零五年十二月三十一日	**905,815,413**	**3,350,332,707**	**205,590,404**	**186,919,311**	**4,648,657,835**
減值準備					
二零零四年十二月三十一日	16,893,314	119,488,744	8,121,041	—	144,503,099
新納入合併子公司影響	—	31,119,926	2,810	—	31,122,736
處置／轉讓子公司之影響	(6,866,073)	(2,123,378)	(231,863)	—	(9,221,314)
本年增加	2,923,617	124,756,186	14,643,308	—	142,323,111
本年轉回	—	(196,133)	(581,535)	—	(777,668)
本年其他減少	(74,180)	(31,872,483)	(1,592,523)	—	(33,539,186)
二零零五年十二月三十一日	**12,876,678**	**241,172,862**	**20,361,238**	**—**	**274,410,778**
淨額					
二零零五年十二月三十一日	**2,252,864,339**	**2,882,800,522**	**166,894,506**	**101,358,085**	**5,403,917,452**
二零零四年十二月三十一日	2,209,203,193	2,938,599,870	190,755,221	124,851,608	5,463,409,892

於二零零五年十二月三十一日，淨值約為人民幣12,500,000的機器設備作為10,000,000元借款的抵押物(二零零四年：淨值約為239,430,000元的房屋建築物及機器設備作為147,500,000元借款的抵押物)。

於二零零五年十二月三十一日，本集團有淨值約310,204,000元(二零零四年：310,844,000元)的房屋建築物的房屋所有權證尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等房屋所有權證應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部分房屋建築物乃坐落於地方政府劃撥土地上，詳情請參閱附註五、(11)。

於年末計有原值為人民幣1,836,000元的固定資產待清理或處置，其淨值(減計提的減值準備後)約為人民幣238,000元。

五、合併會計報表主要項目註釋*(續)*

(10) 在建工程

工程名稱	預算數	二零零四年十二月三十一日	本年增加	本年轉入固定資產	本年其他減少	二零零五年十二月三十一日	資金來源	工程投入佔預算的比例
一廠生產線改造	63,900,000	6,884,809	12,458,526	(12,167,405)	(2,015,773)	5,160,157	自有資金	30%
二廠生產線改造	21,063,000	2,521,305	37,139,218	(7,701,785)	—	31,958,738	自有資金	188%
四廠生產線改造	2,183,000	—	2,031,310	(2,031,310)	—	—	自有資金	93%
三廠土地使用權	—	17,441,647	—	—	—	17,441,647	自有資金	不適用
麥芽廠生產線改造	58,810,000	1,232,118	3,136,543	(2,216,527)	(10,000)	2,142,134	自有資金	7%
其他	416,000	415,580	346,650	—	(762,230)	—	自有資金	100%
母公司合計		**28,495,459**	**55,112,247**	**(24,117,027)**	**(2,788,003)**	**56,702,676**		
西安公司生產線改造	32,524,000	15,199,988	48,638,092	(30,538,439)	(263,011)	33,036,630	自有資金	196%
榮成公司生產線改造	36,200,000	10,000	54,674	(54,674)	(10,000)	—	銀行借款及自有資金	—
黃石公司生產線改造	—	—	186,142	(75,830)	(110,312)	—	自有資金	—
三水公司生產線改造	31,000,000	1,605,760	3,632,041	(5,084,582)	—	153,219	自有資金	17%
滕州公司生產線改造	5,834,000	100,447	775,390	(818,332)	(57,505)	—	自有資金	15%
珠海公司生產線改造	44,023,000	20,437	1,957,238	(1,972,175)	—	5,500	自有資金	4%
第五公司生產線改造	14,129,000	3,161,931	1,584,061	(3,932,747)	(616,901)	196,344	自有資金	34%
第三公司生產線改造	4,530,530	1,457,283	1,511,958	(2,656,028)	(6,776)	306,437	自有資金	66%
郴州公司生產線改造	—	—	230,770	(230,770)	—	—	自有資金	—
潍坊公司生產線改造	—	—	1,740,469	(808,811)	(13,004)	918,654	自有資金	—
壽光公司生產線改造	3,711,000	992,511	645,397	(1,562,382)	(4,126)	71,400	自有資金	44%
三環公司生產線改造	5,253,000	140,126	1,606,070	(593,134)	—	1,153,062	自有資金	33%
五星公司生產線改造	1,707,000	1,215,428	581,362	(1,620,025)	(59,240)	117,525	自有資金	105%
深朝日生產線改造	6,619,000	524,406	528,152	(782,034)	—	270,524	自有資金	16%
瀘州公司生產線改造	7,865,000	877,026	3,577,518	(2,987,607)	—	1,466,937	自有資金	57%
福州公司生產線改造	—	—	459,458	(459,458)	—	—	自有資金	—
長沙公司生產線改造	—	—	4,587,627	(501,527)	(3,665,418)	420,682	自有資金	—
松江公司生產線改造	33,300,000	6,085,784	26,629,676	(32,715,460)	—	—	自有資金	98%
甘肅農墾生產線改造	38,487,000	6,697,416	13,300,334	(3,639,449)	(97,700)	16,260,601	自有資金	52%
廈門公司生產線改造	6,130,000	358,875	7,165,272	(3,936,752)	(2,985,276)	602,119	自有資金	123%
菏澤公司生產線改造	—	—	3,158,887	(2,965,623)	(193,264)	—	自有資金	—
台州公司生產線改造	6,276,000	99,805	2,408,413	(1,558,391)	(921,327)	28,500	自有資金	40%
其他	69,924,000	1,551,637	11,959,095	(11,294,955)	(926,869)	1,288,908	自有資金	19%
子公司合計		**40,098,860**	**136,918,096**	**(110,789,185)**	**(9,930,729)**	**56,297,042**		
		68,594,319	192,030,343	(134,906,212)	(12,718,732)	112,999,718		
減：在建工程減值準備		(1,115,133)	—	—	—	(1,115,133)		
		67,479,186	**192,030,343**	**(134,906,212)**	**(12,718,732)**	**111,884,585**		

二零零五年度無利息資本化金額(二零零四年度：無)。

五、合併會計報表主要項目註釋(續)

(11) 無形資產

	原始金額	二零零四年十二月三十一日	新納入合併子公司之影響	本年其他增加	本年轉出	本年攤銷	處置／轉讓子公司之影響	二零零五年十二月三十一日	累計攤銷額	剩餘攤銷期限	取得方式
土地使用權	765,790,613	614,100,074	40,584,273	1,620,630	(5,031,947)	(23,786,081)	(556,482)	626,930,467	(138,860,146)	40-50年	股東投入及兼併控股子公司
商標使用權	163,600,882	94,071,622	2,250,000	—	—	(7,451,242)	—	88,870,380	(74,730,502)	2-30年	購入及兼併控股子公司
專有技術	68,368,199	8,049,766	—	—	—	(1,862,910)	—	6,186,856	(62,181,343)	4-5年	少數股東投入
其他	38,760,248	26,301,221	—	4,499,981	—	(2,393,576)	—	28,407,626	(10,352,622)	1-8年	購入及兼併控股子公司
	1,036,519,942	**742,522,683**	**42,834,273**	**6,120,611**	**(5,031,947)**	**(35,493,809)**	**(556,482)**	**750,395,329**	**(286,124,613)**		

於二零零五年十二月三十一日，並無無形資產(二零零四年：約36,140,000元的土地使用權)作為借款(二零零四年：318,000,000元)的抵押物。

於二零零五年十二月三十一日，本集團有淨值約28,479,000元(二零零四年：35,072,000元)的土地的相關土地使用權證尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等土地使用權證應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零五年十二月三十一日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部分有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值合計約21,130,000元(二零零四年：21,885,000元)。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事認為，於二零零五年十二月三十一日，上述無形資產無重大減值跡象，故未對該等無形資產計提減值準備。

五、合併會計報表主要項目註釋 *(續)*

(12) 長期待攤費用

	原始發生額	二零零四年十二月三十一日	新納入合併子公司之影響	本年其他增加	本年攤銷	處置／轉讓子公司之影響	二零零五年十二月三十一日	累計攤銷額	剩餘攤銷期限(年)
公司本部廣告費用	3,000,000	1,925,000	—	—	(300,000)	—	1,625,000	(1,375,000)	5.4年
安丘公司大廈使用權	1,570,681	550,955	—	—	(136,978)	(413,977)	—	(1,570,681)	0年
西安公司綠化費用	2,673,493	921,552	—	392,368	(336,032)	—	977,888	(1,695,605)	2-3年
應城公司改造費用	2,000,000	233,298	—	—	(233,298)	—	—	(2,000,000)	0年
進出口公司場地租賃費	1,977,047	1,186,228	—	—	(395,410)	—	790,818	(1,186,229)	2年
其他	3,506,613	627,981	649,132	1,750	(363,184)	—	915,679	(2,590,934)	0-9年
	14,727,834	**5,445,014**	**649,132**	**394,118**	**(1,764,902)**	**(413,977)**	**4,309,385**	**(10,418,449)**	

(13) 短期借款

	二零零五年十二月三十一日	二零零四年十二月三十一日
擔保借款		
— 抵押*(a)*	**10,000,000**	130,000,000
— 保證*(b)*	**87,000,000**	128,000,000
信用借款	**852,171,250**	1,097,191,925
	949,171,250	1,355,191,925

於二零零五年十二月三十一日，

(a) 銀行抵押借款10,000,000元(二零零四年：130,000,000元)由淨值約為12,500,000元的機器設備(二零零四年：淨值約為209,720,000元的房屋、建築物和機器設備和價值為5,000,000元的存貨)作為抵押物。

(b) 銀行保證借款中有87,000,000元(二零零四年：128,000,000元)由母公司提供保證。

二零零五年度短期借款的年利率為2%至5.58%不等(二零零四年度：2%至6.9%)。

上述短期借款中包括外幣借款餘額約人民幣734,071,000元(外幣原幣約美元80,000,000元及港幣85,029,000元)。

由於本集團大部分借款主要為短期銀行借款，故本集團於二零零五年十二月三十一日出現淨流動負債約660,508,000元(二零零四年：803,298,000元)。本公司董事有信心本集團有充足的經營活動淨現金流入和可令大部分短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

五、合併會計報表主要項目註釋(續)

(14) 應付票據

	二零零五年十二月三十一日	二零零四年十二月三十一日
商業承兑匯票	**106,862,384**	123,362,607
銀行承兑匯票	**238,981,794**	319,561,079
	345,844,178	442,923,686

上述承兑匯票均將於六個月內到期，其中約人民幣160,737,000元的銀行承滙票由母公司提供保證。

(15) 應付賬款

於二零零五年十二月三十一日，應付賬款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於二零零五年十二月三十一日，賬齡超過三年的應付賬款約8,803,000元(二零零四年：17,122,000元)，均為收購控股子公司時承擔的負債。

(16) 預收賬款

於二零零五年十二月三十一日，預收賬款中無預收持有本公司5%(含5%)以上表決權股份的股東的款項。

於二零零五年十二月三十一日，賬齡超過一年的預收賬款約為12,869,000元(二零零四年十二月三十一日：10,322,000元)，主要為預收客戶的購貨訂金，鑒於本集團與該等客戶仍保持著合作關係，該款項尚未結清。

(17) 應付股利

	二零零五年十二月三十一日	二零零四年十二月三十一日
青島華青財務服務有限公司	**2,924,318**	2,100,000
加拿大EVG企業有限公司 — 子公司少數股東	**9,296,650**	—
	12,220,968	2,100,000

(18) 應交稅金

	二零零五年十二月三十一日	二零零四年十二月三十一日
應交企業所得稅	**68,536,124**	96,619,443
應交增值稅	**26,895,041**	54,370,619
應交消費稅	**182,191,824**	200,238,012
其他	**26,522,572**	27,363,042
	304,145,561	378,591,116

五、合併會計報表主要項目註釋(續)

(19) 其他應交款

	二零零五年十二月三十一日	二零零四年十二月三十一日
教育費附加	**6,272,606**	7,688,826
其他	**3,639,269**	1,336,442
	9,911,875	9,025,268

教育費附加費按應繳流轉稅稅額的3%計繳。

(20) 其他應付款

	二零零五年十二月三十一日		二零零四年十二月三十一日	
	金額	比例(%)	金額	比例(%)
一年以內	**695,218,805**	**73.98%**	737,963,205	75.39%
一到二年	**38,602,227**	**4.11%**	105,796,972	10.81%
二到三年	**99,685,064**	**10.61%**	49,260,155	5.03%
三年以上	**106,164,424**	**11.30%**	85,820,503	8.77%
	939,670,520	**100.00%**	978,840,835	100.00%

於二零零五年十二月三十一日，其他應付款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於二零零五年十二月三十一日，賬齡超過三年的其他應付款約為106,164,000元(二零零四年：85,821,000元)，主要為收購子公司時承擔的負債。

(21) 預提費用

	二零零五年十二月三十一日	二零零四年十二月三十一日
廣告及促銷費用	**207,306,536**	91,777,586
運輸費用	**11,727,613**	41,556,365
利息費用	**15,340,833**	4,651,417
水電費用	**3,016,918**	3,633,793
房屋租賃	**2,601,294**	2,692,440
其他	**40,272,346**	33,496,561
	280,265,540	177,808,162

五、 合併會計報表主要項目註釋 *(續)*

(22) 預計負債

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
未決訴訟之預提賠償款	**—**	27,000,000

二零零四年十二月三十一日餘額為本公司就本公司與青島市光明總公司合同糾紛一案根據山東省高級人民法院一審判決而計提的預計負債。於年內，根據最高人民法院對該案做出的終審判決，本公司需向光明公司支付貨款及折價款約26,205,000元，故此將上述預計負債轉入其他應付款科目中。

(23) 長期借款及一年內到期的長期借款

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
擔保借款		
— 保證*(a)*	**28,087,099**	19,234,000
— 抵押*(b)*	**—**	38,000,000
信用借款	**250,000**	33,509,962
	28,337,099	90,743,962
減：一年內到期的長期銀行借款		
— 保證*(a)*	**(6,300,713)**	(19,234,000)
— 信用	**(250,000)**	(5,208,114)
	21,786,386	66,301,848

於二零零五年十二月三十一日，

(a) 銀行保證借款中有約7,933,000元和15,811,000元分別由北京市發展和改革委員會和中國銀行北京分行提供保證，此外4,344,000元(二零零四年：19,234,000元)由關聯方青啤集團提供擔保。

(b) 該抵押借款已於年內提前還款。

二零零五年度，長期借款的年利率為4.78%至5.31%不等(二零零四年：2%至6.9%)。

上述長期借款中包括外幣借款約人民幣23,743,000元(外幣原幣約丹麥克郎6,195,000元及歐元1,654,000元)。

五、合併會計報表主要項目註釋*(續)*

(24) 股本

每股面值人民幣1元

	二零零五年十二月三十一日		二零零四年十二月三十一日	
	股數	**比例(%)**	股數	比例(%)
尚未流通股：				
發起人				
其中：國家持有股	**399,820,000**	**30.56%**	399,820,000	37.72%
境內法人持有股	**53,330,000**	**4.08%**	53,330,000	5.03%
尚未流通股份合計	**453,150,000**	**34.64%**	453,150,000	42.75%
已上市流通股：				
境內上市的人民幣普通股	**200,000,000**	**15.29%**	200,000,000	18.87%
境外上市的外資股*(附註一)*	**655,069,178**	**50.07%**	406,850,000	38.38%
已上市流通股份合計	**855,069,178**	**65.36%**	606,850,000	57.25%
股份總額	**1,308,219,178**	**100.00%**	1,060,000,000	100.00%

(25) 資本公積

	二零零四年十二月三十一日	本年增加	**二零零五年十二月三十一日**
股本溢價*(附註a)*	1,771,139,906	990,331,953	**2,761,471,859**
接受捐贈非現金資產準備	4,871,808	8,098,010	**12,969,818**
資產評估增值準備	6,312,958	—	**6,312,958**
股權投資準備	1,623,714	—	**1,623,714**
控股子公司獲豁免支付之欠款	14,100,730	149,970	**14,250,700**
其他	5,457,937	—	**5,457,937**
	1,803,507,053	998,579,933	**2,802,086,986**

附註a：股本溢價本年增加係如附註一所述，本公司以前年度向A-B公司發行的第二部分及三部分可轉換公司債券於本年度分別以每股港幣4.68元(折合約人民幣4.96元)及港幣4.45元(折合約人民幣4.72元)的合約規定價格轉換成本公司合共248,219,178股H股，以及A-B公司亦按有關合約規定將轉股前由本公司支付的利息以及相應的預扣稅全部退還給本公司的兩項金額所形成。

五、合併會計報表主要項目註釋 *(續)*

(26) 盈餘公積

	二零零四年十二月三十一日	母公司提取	子公司提取	**二零零五年十二月三十一日**
法定盈餘公積金	276,288,966	30,229,948	22,628,048	**329,146,962**
法定公益金	222,493,902	30,229,948	17,199,629	**269,923,479**
	498,782,868	60,459,896	39,827,677	**599,070,441**

根據《中華人民共和國公司法》、本公司章程及董事會的決議，本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金，當法定盈餘公積金累計額達到股本的50%以上時，可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損，或者增加股本。除了用於彌補虧損外，法定盈餘公積金於增加股本後，其餘額不得少於股本的25%。本公司按二零零五年淨利潤的10%提取法定盈餘公積金30,229,948元(二零零四年：10%等同27,871,268元)。

同時，本公司根據本公司章程及董事會決議，按年度淨利潤(彌補以前年度虧損後)的5%至10%提取法定公益金，用於員工的集體福利而不用於股東分配；實際使用時，從法定公益金轉入任意盈餘公積。其支出金額於發生時作為本公司的資產或費用核算。本公司二零零五年按淨利潤的10%提取法定公益金30,229,948元(二零零四年：10%等同27,871,268元)。

本公司的子公司亦根據《中華人民共和國公司法》及／或公司章程及董事會決議，按二零零五年度淨利潤的一定比例提取了法定盈餘公積金及法定公益金。本公司對該等盈餘公積按照本公司應享有子公司所有者權益的份額予以計提。

(27) 未分配利潤

	二零零五年十二月三十一日	二零零四年十二月三十一日
年初未分配利潤	**223,865,647**	259,760,239
加：本年實現的淨利潤	**303,958,060**	279,724,219
減：提取法定盈餘公積 *(附註五、(26))*	**(52,857,996)**	(58,103,581)
提取法定公益金 *(附註五、(26))*	**(47,429,577)**	(45,515,230)
應付普通股股利—股東大會已批准的上年度現金股利	**(196,232,877)**	(212,000,000)
年末未分配利潤	**231,303,257**	223,865,647

根據本公司章程，股利分配按本公司根據中國會計制度編製的本公司法定賬目及香港會計準則編製的本公司報表兩者未分配利潤孰低數額作為分配基礎。

根據二零零五年六月二十三日的股東大會決議，二零零四年度按照A-B公司持有的本公司可轉換債券全部轉股後的總股本1,308,219,178股計算，按每10股向全體股東派發現金股利1.5元，共計196,232,877元。

根據二零零六年四月三日董事會通過的決議，二零零五年按已發行股份1,308,219,178股計算，按每10股向全體股東派發現金股利1.6元，共計209,315,068元。上述提議尚待股東大會批准，並未反映在二零零五年度的會計報表中。

五、合併會計報表主要項目註釋*(續)*

(28) 主營業務收入及主營業務成本

(a) ***按業務分部列示***

由於本集團及本公司之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之主營業務收入的10%以上，因此本集團並沒有編製按經營業務之分部分析。

(b) ***按地區分部列示***

	二零零五年度		二零零四年度	
	主營業務收入	主營業務成本	主營業收入	主營業務成本
青島地區	**3,403,511,674**	**(1,838,894,542)**	2,662,267,940	(1,413,607,235)
其他山東地區	**1,386,302,486**	**(989,252,779)**	1,178,708,042	(817,478,689)
華北地區	**2,485,144,407**	**(1,733,776,476)**	2,181,978,575	(1,450,012,277)
華南地區	**3,248,677,479**	**(2,011,840,400)**	2,800,387,347	(1,691,203,603)
出口銷售	**266,750,952**	**(140,866,681)**	308,370,937	(166,153,291)
	10,790,386,998	**(6,714,630,878)**	9,131,712,841	(5,538,455,095)
減：各地區分部間抵銷金額	**(770,529,871)**	**770,529,871**	(511,025,075)	511,025,075
	10,019,857,127	**(5,944,101,007)**	8,620,687,766	(5,027,430,020)

於二零零五年十二月三十一日，本集團前五名客戶銷售的收入總額約為934,383,000元，約佔本集團全部銷售收入的9.33%(二零零四年：612,891,000元，佔7.10%)。

(29) 主營業務稅金及附加

	二零零五年十二月三十一日	二零零四年十二月三十一日
消費稅	**883,210,300**	797,783,772
城市維護建設稅	**91,908,127**	81,834,163
其他	**59,499,386**	38,113,362
	1,034,617,813	917,731,297

(30) 其他業務利潤

	二零零五年度			二零零四年度		
	其他業務收入	其他業務支出	其他業務(虧損)／利潤	其他業務收入	其他業務支出	其他業務(虧損)／利潤
材料銷售	**65,048,390**	**(69,672,243)**	**(4,623,853)**	57,827,390	(63,327,384)	(5,499,994)
廢料銷售	**30,385,765**	**(11,378,703)**	**19,007,062**	19,891,148	(6,101,831)	13,789,317
其他	**59,903,806**	**(34,548,259)**	**25,355,547**	49,636,822	(27,311,562)	22,325,260
	155,337,961	**(115,599,205)**	**39,738,756**	127,355,360	(96,740,777)	30,614,583

五、合併會計報表主要項目註釋 *(續)*

(31) 財務費用 — 淨額

	二零零五年度	二零零四年
利息支出	**69,326,835**	70,064,509
減：利息收入	**(16,885,702)**	(20,801,674)
匯兑(收益)／損失 — 淨額	**(28,994,778)**	2,960,112
遠期外匯收益*	**(9,234,864)**	(9,170,795)
其他	**5,766,873**	5,672,456
	19,978,364	48,724,608

* 本集團與銀行簽定遠期外匯合同以對沖美元短期借款的匯率風險，該等遠期外匯合同於交割時所產生的損益直接計入當期損益。於二零零五年十二月三十一日，本集團與銀行簽定的尚未交割的美元遠期外匯合同未產生重大浮動盈虧。

(32) 投資(損失)／收益

	二零零五年度	二零零四年
年末按權益法調整的被投資公司所有者權益淨減少額	**(4,035,718)**	(23,557,083)
債權投資收益	**(156,792)**	97,978
以成本法核算的被投資公司宣告發放的股利	**88,800**	88,800
股權投資差額攤銷	**(48,727,374)**	12,652,715
委托貸款減值準備	**—**	(22,306,375)
長期投資減值準備	**(1,981,000)**	(4,007,138)
股權投資轉讓收益／(損失)	**8,722,398**	(3,114,380)
其他	**7,059,421**	(1,888,051)
	(39,030,265)	(42,033,534)

(33) 補貼收入

本集團於過去年度進行的某些收購活動中，與有關地方政府達成協議，使部分控股子公司均能享有一定程度的地方財政優惠政策。這些優惠主要為參考控股子公司繳納的各項税金而給予的財政獎勵。

(34) 營業外收入與支出

	二零零五年度	二零零四年
營業外收入：		
處置固定資產淨收益	**13,999,068**	10,637,353
罰款收入	**1,694,402**	2,257,827
其他	**4,719,287**	10,104,491
	20,412,757	22,999,671
營業外支出：		
固定資產減值準備	**141,545,443**	61,094,398
在建工程減值準備	**—**	1,115,133
處置固定資產淨損失	**9,376,467**	16,286,025
因未決訴訟而形成的潛在損失 *(附註五、22)*	**—**	27,000,000
賠償金及違約金	**1,065,973**	3,285,790
其他	**8,795,040**	10,699,843
	160,782,923	119,481,189

五、合併會計報表主要項目註釋 *(續)*

(35) 支付的其他與經營活動有關的現金

	二零零五年度
廣告費用	210,758,583
營銷推廣費用	277,440,358
運輸費用	374,697,589
行政費用	225,254,453
其他	938,628,048
	2,026,779,031

(36) 於報告期內購買及處置的子公司

(a) *購買的子公司*

如附註四、(a)(i)所述，於二零零五年二月，本公司之控股子公司華南投資向泰聯釀造收購了其擁有的南寧公司45%的股權，從而使得本集團間接持有對南寧公司的權益比例由28.5%增加至71.25%。本公司確認本次收購生效日為二零零五年二月二十八日。於收購生效日，南寧公司的資產、負債及與收購相關的現金流量情況列示如下：

	南寧公司
流動資產	77,437,080
固定資產	458,726,707
無形資產	42,834,274
其他長期資產	626,773
流動負債	(306,867,116)
長期負債	(66,212,000)
淨資產	206,545,718
新增股權享有的淨資產(45%)	92,945,573
*加：*股權投資差額 *(附註五、(8)(b))*	107,934,427
收購款合計	200,880,000
*減：*收購時的貨幣資金餘額	(26,147,685)
收購現金淨支出	174,732,315

南寧公司自收購生效日起至二零零五年十二月三十一日止期間的簡明利潤表列示如下：

	南寧公司
主營業務收入	158,094,303
主營業務成本及稅金和附加	(156,937,377)
主營業務利潤	1,156,926
虧損總額	(13,296,558)
*減：*所得稅費用	—
淨虧損	(13,296,558)

五、合併會計報表主要項目註釋 *(續)*

(36) 於報告期內購買及處置的子公司 *(續)*

(b) *處置的子公司*

如附註四(d)所述，於二零零五年九月，本公司出售了原持有的安丘公司95%的股權。於出售生效日安丘公司資產、負債及與出售相關的現金流量情況列示如下：

流動資產	4,748,810
固定資產	25,626,127
無形資產	970,460
流動負債	(70,572,790)
淨資產	(39,227,393)
減：少數股東權益(5%)	(1,961,371)
出售負資產淨額	(37,266,022)
加：本公司承擔的負債	3,000,000
本集團放棄對安丘公司之債權的淨額	25,543,625
本集團對安丘公司負投資合計	(8,722,397)
加：出售淨收益	8,722,398
收到的股權轉讓款及出售子公司現金餘額	1

安丘公司自二零零五年一月一日至出售日止期間的簡明利潤表列示如下：

主營業務收入	15,860
主營業務成本	(123,913)
主營業務虧損	(108,053)
虧損總額	(6,054,172)
減：所得税	—
淨虧損	(6,054,172)

六、 母公司會計報表主要項目註釋

(1) 應收賬款

	二零零五年十二月三十一日	二零零四年十二月三十一日
應收賬款	**146,678,345**	236,135,131
減：壞賬準備	**(59,512,155)**	(70,997,236)
	87,166,190	165,137,895

應收賬款賬齡及相應的壞賬準備分析如下：

	二零零五年十二月三十一日			二零零四年十二月三十一日		
	金額	**比例(%)**	**壞賬準備**	金額	比例(%)	壞賬準備
賬齡						
一年以內	**63,987,079**	**43.62%**	**(5,201)**	144,606,899	61.24%	(3,690,559)
一到二年	**30,926,108**	**21.08%**	**(28,454,019)**	11,160,990	4.73%	(2,239,503)
二到三年	**8,259,928**	**5.63%**	**(2,547,705)**	23,284,017	9.86%	(22,983,949)
三年以上	**43,505,230**	**29.67%**	**(28,505,230)**	57,083,225	24.17%	(42,083,225)
	146,678,345	**100.00%**	**(59,512,155)**	236,135,131	100.00%	(70,997,236)

於二零零五年十二月三十一日，應收賬款中無應收持有本公司5%(含5%)以上表決權股份的股東的欠款。

於二零零五年十二月三十一日，應收賬款前五名債務人欠款金額合計約為108,389,000元(二零零四年：167,937,000元)，佔應收賬款總額的73.90%(二零零四年：71.12%)。

(2) 其他應收款

	二零零五年十二月三十一日	二零零四年十二月三十一日
其他應收款	**218,646,896**	237,711,276
減：壞賬準備	**(32,619,308)**	(49,817,737)
	186,027,588	187,893,539

六、母公司會計報表主要項目註釋 *(續)*

(2) 其他應收款 *(續)*

其他應收款賬齡及相應的壞賬準備分析如下:

	二零零五年十二月三十一日			二零零四年十二月三十一日		
	金額	**比例(%)**	**壞賬準備**	金額	比例(%)	壞賬準備
賬齡						
一年以內	**40,313,220**	**18.44%**	**(117,313)**	37,751,555	15.88%	(1,110,435)
一到二年	**989,939**	**0.45%**	**(437,916)**	27,067,369	11.39%	(194,209)
二到三年	**5,721,073**	**2.62%**	**(1,537,239)**	142,322,559	59.87%	(18,976,272)
三年以上	**171,622,664**	**78.50%**	**(30,526,840)**	30,569,793	12.86%	(29,536,821)
	218,646,896	**100.00%**	**(32,619,308)**	237,711,276	100.00%	(49,817,737)

於二零零五年十二月三十一日,其他應收款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款。

於二零零五年十二月三十一日,其他應收款前五名債務人欠款金額合計約為127,363,000元(二零零四年:145,905,000元),佔其他應收款的58.47%(二零零四年:61.38%)。

(3) 長期股權投資

	二零零四年十二月三十一日	本年增加	本年減少	**二零零五年十二月三十一日**
長期股權投資				
子公司	1,878,007,568	168,196,241	(181,347,130)	**1,864,856,679**
聯營企業	6,316,773	2,819,846	—	**9,136,619**
股權投資差額	(14,142,182)	—	(35,134,976)	**(49,277,158)**
其他	17,291,364	—	—	**17,291,364**
	1,887,473,523	171,016,087	(216,482,106)	**1,842,007,504**
長期股權投資減值準備	(11,884,300)	(1,620,000)	—	**(13,504,300)**
	1,875,589,223	169,396,087	(216,482,106)	**1,828,503,204**

於二零零五年十二月三十一日,本公司長期股權投資賬面價值佔淨資產的比例為37%。

六、母公司會計報表主要項目註釋(續)

(4) 主營業務收入及主營業務成本

	二零零五年度		二零零四年度	
	主營業務收入	主營業務成本	主營業務收入	主營業務成本
啤酒銷售	**3,526,569,405**	**(1,985,199,659)**	2,865,011,634	(1,600,495,475)

於二零零五年度，本公司前五名客戶銷售的收入總額約為458,642,000元，約佔本公司全部銷售收入的13.01%(二零零四年度：約396,491,000元，約佔13.84%)。

(5) 投資(損失)／收益

	二零零五年度	二零零四年度
委托貸款收益	**32,517,688**	21,709,925
其他債權投資收益	**—**	97,978
年末按權益法調整的被投資公司權益的淨增加額	**87,913,929**	31,186,019
股權投資差額攤銷	**11,841,737**	4,922,676
股權投資轉讓收益	**7,094,190**	3,113,629
委托貸款減值準備*(a)*	**(227,521,042)**	(49,497,961)
長期投資減值準備*(b)*	**(48,596,712)**	(4,007,138)
	(136,750,210)	7,525,128

(a) 由於本公司投資的部分子公司已資不抵債，因此，本公司對該等子公司的委托貸款計提了相應的減值準備。該減值準備的計提額以該等公司的淨負債額為限。

(b) 有關減值準備包括對子公司投資的減值準備計人民幣46,976,712元*(附註五、8(b))*及其他股權投資差額減值準備計人民幣1,620,000元。

七、關聯方關係及其交易

(1) 存在控制關係的關聯方

本公司子公司情況詳見附註四、(a)。

(2) 存在控制關係的關聯方的註冊資本及其變化

與本公司存在控制關係的子公司的註冊資本於本年度內無變動，詳見附註四、(a)。

(3) 存在控制關係的關聯方所持股份或權益及其變化

	二零零四年十二月三十一日		本年增加		二零零五年十二月三十一日	
企業名稱	金額	%	金額	%	金額	%
南寧公司	85,500,000	28.50%	190,836,000	42.75%	**276,336,000**	**71.25%**

除本集團所持南寧公司的權益變動及本年內處置的安丘公司和天門公司外，與本公司存在控制關係的其他子公司的股份或權益於本年度內無變動，詳見附註四、(a)。

七、關聯方關係及其交易*(續)*

(4) 不存在控制關係的關聯方的性質：

關聯企業名稱	與本公司的關係
青啤集團	部分相同董事及相同大股東
青島啤酒實業有限公司	部分相同董事及相同大股東
青島啤酒房地產有限公司	部分相同董事及相同大股東
青島啤酒工程有限公司	部分相同董事及相同大股東
青島啤酒物業管理有限公司	部分相同董事及相同大股東
青島啤酒廣告傳播有限公司	部分相同董事及相同大股東
青島啤酒物資經營有限公司	部分相同董事及相同大股東
(香港)青島飲品有限公司(「青島飲品」)***	與控股子公司部分董事相同
A-B公司	主要投資者之一
青華國際	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
青島啤酒(廣州)總經銷有限公司(「廣州總經銷」)	聯營公司
遼寧沈青	聯營公司
招商物流	聯營公司
青島啤酒歐洲進出口有限公司	聯營公司
青島啤酒澳洲有限公司	聯營公司
青島青啤朝日飲品有限公司	聯營公司

*** 於二零零四年度，青島飲品因與控股子公司的部分董事相同而成為本集團的關聯方。於二零零五年三月二十一日，該董事辭去了青島飲品董事一職，因此，於二零零五年年末青島飲品已不再與本集團存在關聯關係。

(5) 關聯交易

(a) 定價政策

本集團銷售予關聯方的產品及從關聯方採購之貨物以市場價格作為定價基礎。

(b) 銷售貨物：

	二零零五年度	二零零四年度
遼寧沈青	**169,651,027**	128,383,318
青島啤酒實業有限公司	**583,872**	775,185
青華國際	**6,208,114**	5,641,885
青島啤酒工程有限公司	**32,752**	—
青島飲品(二零零五年三月二十一日前)	**17,002,381**	96,697,497
青島啤酒歐洲進出口有限公司	**88,720,087**	92,813,438
青島啤酒澳洲有限公司	**2,562,858**	1,896,196
	284,761,091	326,207,519

七、關聯方關係及其交易 *(續)*

(5) 關聯交易 *(續)*

(c) ***採購貨物：***

	二零零五年度	二零零四年度
青華國際	**111,333,127**	106,174,564
青島啤酒物資經營有限公司	**—**	12,176,544
青島啤酒實業有限公司	**—**	4,291,904
青島啤酒工程有限公司	**—**	107,415
青島啤酒澳洲有限公司	**52,024,607**	16,894,400
	163,357,734	139,644,827

(d) ***為本集團提供設備安裝工程服務：***

	二零零五年度	二零零四年度
青島啤酒工程有限公司	**1,730,000**	2,940,451

(e) ***為本集團提供物流服務***

	二零零五年度	二零零四年度
青島啤酒招商物流有限公司	**143,577,315**	52,510,174

上述物流服務的定價基礎為雙方協議價，雙方在定價時已經參考了市場價格。

(f) ***為本集團借款提供的擔保：***

	二零零五年度	二零零四年度
青啤集團	**4,344,000**	19,234,000

青啤集團未向本集團就上述擔保收取費用。

(g) ***為本集團債權人提供擔保：***

	二零零五年度	二零零四年度
青啤集團*(i)*	**40,892,810**	50,892,810

(i) 於二零零二年三月，青啤集團為世紀新科與廣州總經銷共同承擔的應付本公司欠款的還款計劃提供了約105,000,000元的擔保。截至二零零五年十二月三十一日止，該應收款項未償還金額(扣除有關準備後)為40,892,810元，詳情見附註五、(3)(b)。

七、關聯方關係及其交易 *(續)*

(5) 關聯交易 *(續)*

(h) *向關聯方提供擔保*

	二零零五年度	二零零四年度
青島青啤朝日飲品有限公司	**24,000,000**	—

(i) 關鍵管理人員報酬

	二零零五年度	二零零四年度
工資及其他薪金	**2,390,000**	2,850,000
社會保險	**136,000**	146,000
	2,526,000	2,996,000

(6) 關聯方應收、應付款項餘額

(a) *應收賬款及長期應收款*

	二零零五年十二月三十一日	二零零四年十二月三十一日
廣州總經銷 *(附註五、4(b))*	**62,560,810**	72,560,810
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
青島啤酒實業有限公司	**286,500**	1,466,911
青華國際	**1,266,174**	1,242,731
青島啤酒歐洲進出口有限公司	**20,694,312**	27,606,185
青島啤酒澳洲有限公司	**700,094**	333,709
	96,753,674	114,456,130

(b) *其他應收款*

	二零零五年十二月三十一日	二零零四年十二月三十一日
招商物流	**9,994,019**	13,540,853
青島啤酒物資經營有限公司	**2,938,525**	2,938,525
青島啤酒房地產有限公司	**1,181,238**	—
青島啤酒廣告傳播有限公司	**1,001,029**	—
青島啤酒實業有限公司	**616,377**	152,061
青島啤酒工程有限公司	**28,524**	12,258
青島啤酒物業管理有限公司	**25,905**	21,923
	15,785,617	16,665,620

七、關聯方關係及其交易*(續)*

(6) 關聯方應收、應付款項餘額*(續)*

(c) *預收賬款*

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
遼寧沈青	**5,047,083**	1,270,761

(d) *應付賬款*

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
青島啤酒廣告傳播有限公司	**71,438**	—
青島啤酒實業有限公司	**21,246**	21,246
青島啤酒工程有限公司	**5,470**	105,470
青島飲品	**4,855**	5,750
	103,009	132,466

(e) *其他應付款*

	二零零五年 十二月三十一日	二零零四年 十二月三十一日
青島啤酒招商物流有限公司	**2,145,158**	237,122
青島啤酒工程有限公司	**525,369**	426,816
青啤集團	**15,123**	145,688
青島啤酒實業有限公司	**8,000**	8,000
青島啤酒物業管理有限公司	**3,700**	3,700
青島啤酒廣告傳播有限公司	**—**	1,699,755
青島啤酒房地產有限公司	**—**	12,929,248
	2,697,350	15,450,329

(f) 於二零零三年十月，香港公司跟A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(折合人民幣121,053,000元)予香港公司。該借款的年利率為1%、無抵押、還款期為5年。本公司已為該貸款之償還提供擔保。

除上述(6)(a)所述廣州總經銷應收賬款及(f)所述的長期應付款，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

八、或有負債

(a) 根據國務院及青島市政府於一九九八年頒布有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零五年十二月三十一日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經咨詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

(b) 截至二零零五年十二月三十一日止，本公司的子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司的24,000,000元銀行借款提供了保證，借款期限自二零零五年七月十五日至二零零六年六月九日止。

九、承諾事項

(a) 資本性承諾事項

以下為於資產負債表日，已簽約而尚不必在會計報表上確認的資本支出承諾：

	二零零五年十二月三十一日	二零零四年十二月三十一日
建築工程	**39,114,062**	58,076,702

(b) 對外投資及其他承諾事項

	二零零五年十二月三十一日	二零零四年十二月三十一日
投資及收購企業	**264,730,000**	221,350,000

(c) 經營租賃承諾事項

根據已簽訂的不可撤銷的經營性租賃合同，未來最低應支付租金匯總如下：

	二零零五年十二月三十一日	二零零四年十二月三十一日
一年以內	**1,660,319**	2,490,469

十、資產負債表日後事項

(a) 二零零六年一月，本公司以現金8,000,000元投資成立青島啤酒(徐州)淮海營銷有限公司(「淮海營銷公司」)，相關法律手續已於二零零六年一月完成，淮海營銷公司成為本集團的全資子公司。

十一、 扣除非經常性損益後的淨利潤

	二零零五年度	二零零四年度
淨利潤	**303,958,060**	279,724,219
加／(減)：非經常性損益項目		
— 處置長期股權投資和固定資產產生的淨收益	**(13,344,999)**	8,763,052
— 政府補貼	**(74,859,478)**	(75,586,211)
— 營業外收入(不包括處置固定資產收益)	**(6,413,689)**	(12,362,318)
— 營業外支出(不包括處置固定資產損失和正常情況下計提的固定資產減值準備)	**9,861,015**	40,985,633
— 以前年度已計提各項減值準備的轉回	**(777,668)**	(1,521,832)
	218,423,241	240,002,543
非經常性損益的所得稅影響數	**28,470,795**	28,601,263
扣除非經常性損益後的淨利潤	**246,894,036**	268,603,806

公司資料
COMPANY INFORMATION

1. 中文名稱：青島啤酒股份有限公司

2. 法定代表人：李桂榮

3. 董事會秘書：袁璐
   證券事務代表：張瑞祥
   聯系地址：青島市香港中路
   五四廣場
   青啤大廈
   1720室
   董事會秘書室
   郵政編碼：266071
   電話：86-532-85713831
   傳真：86-532-85713240
   電子信箱：secretary@tsingtao.com.cn

4. 註冊地址：山東省青島市
   登州路56號
   公司網址：www.tsingtao.com.cn
   電子信箱：info@tsingtao.com.cn

5. 公司股票上市交易所：

   A股：上海證券交易所
   股票簡稱：青島啤酒
   代碼：600600
   H股：香港聯合交易所
   股票簡稱：青島啤酒
   代碼：0168

6. 未上市股票託管機構：
   中國證券登記結算有限責任公司上海分公司

7. 會計師事務所：
   (1) 羅兵咸永道會計師事務所，地址為香港中環太子大廈22樓

1. English Name: TSINGTAO BREWERY COMPANY LIMITED

2. Authorised Representative: Li Gui Rong

3. Secretary to the Board: Yuan Lu
   Representative for Securities Affairs: Zhang Rui Xiang
   Address: Office of the Board Secretary
   Room 1720
   Tsingtao Beer Tower
   May Fourth Square
   Hongkong Zhong Road, Qingdao
   Postal Code: 266071
   Telephone No: 86-532-5713831
   Fax: 86-532-5713240
   E-mail: secretary@tsingtao.com.cn

4. Registered Address: 56 Dengzhou Road,
   Qingdao, Shandong
   Company Website: www.tsingtao.com.cn
   E-mail: info@tsingtao.com.cn

5. Stock Exchanges on which the Company's shares are listed:
   A share: Shanghai Stock Exchange
   Stock Name: 青島啤酒
   Stock Code: 600600
   H share: The Stock Exchange of Hong Kong
   Stock Name: TSINGTAO BREW
   Stock Code: 0168

6. Custodian of unlisted shares:
   China Securities Depository and Clearing Corporation Limited, Shanghai Branch

7. Auditors
   (1) PricewaterhouseCoopers at 22/F Prince's Building, Central, Hong Kong

(2) 普華永道中天會計師事務所有限公司，地址為上海市湖濱路202號普華永道中心11樓

8. 法律顧問：

(1) 孖士打律師行，地址為香港中環遮打道十號太子大廈十六至十九樓

(2) 北京市海問律師事務所，地址為北京市朝陽區東三環北路2號北京南銀大廈1711室

(2) PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company at 11/F PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai

8. Legal advisers:

(1) Johnson Stokes & Master at 16th to 19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong

(2) Haiwen & Partners at Unit 1711, Beijing Silver Tower, No. 2, Dong San Huan North Road, Chaoyang District, Beijing



TSINGTAO

青島啤酒

2005

ANNUAL REPORT

年度報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO., LTD.